AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON AUGUST 5, 1996

                                                           REGISTRATION NO.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                              -------------------
                                    FORM S-4
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                              -------------------
                            TYCO INTERNATIONAL LTD.
             (Exact name of registrant as specified in its charter)

         MASSACHUSETTS                          3842                           04-2297459
  (State or other jurisdiction      (Primary Standard Industrial            (I.R.S. Employer
      of incorporation or           Classification Code Number)           Identification No.)
         organization)

                              -------------------

                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
  (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)
                              -------------------

                                 MARK H. SWARTZ
                            TYCO INTERNATIONAL LTD.
                                 ONE TYCO PARK
                          EXETER, NEW HAMPSHIRE 03833
                                 (603) 778-9700
 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                              -------------------

                                   COPIES TO:

              JOSHUA M. BERMAN, ESQ.                             STEPHEN E. JACOBS, ESQ.
        KRAMER, LEVIN, NAFTALIS & FRANKEL                       WEIL, GOTSHAL & MANGES LLP
                 919 THIRD AVENUE                                    767 FIFTH AVENUE
             NEW YORK, NEW YORK 10022                            NEW YORK, NEW YORK 10153

                              -------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:

As soon as practicable after the effective date of this Registration Statement.
                              -------------------

                        CALCULATION OF REGISTRATION FEE

[CAPTION]

                                                         PROPOSED          PROPOSED
                                                         MAXIMUM           MAXIMUM
      TITLE OF EACH CLASS OF          AMOUNT TO       OFFERING PRICE      AGGREGATE         AMOUNT OF
   SECURITIES TO BE REGISTERED      BE REGISTERED      PER SECURITY     OFFERING PRICE   REGISTRATION FEE
Common Stock, par value $0.50
  per share.......................    3,230,000(1)      $39.928(1)       $128,967,440       $44,472(2)

(1) Estimated solely for purposes of calculating the registration fee pursuant to Rule 457 ("Rule 457") promulgated under the Securities Act of 1933, as amended.

(2) As provided in Rule 457(b), includes $26,269 paid previously in connection with the Preliminary Proxy Statement of Carlisle Plastics, Inc. filed with the Commission on June 12, 1996.
                              -------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR
DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF
THE SECURITIES ACT OF 1933, AS AMENDED, OR UNTIL THIS REGISTRATION STATEMENT
SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
- --------------------------------------------------------------------------------
- --------------------------------------------------------------------------------

                            TYCO INTERNATIONAL LTD.
                             SHARES OF COMMON STOCK
                   TO BE ISSUED IN CONNECTION WITH THE MERGER
                        OF A WHOLLY-OWNED SUBSIDIARY OF
                            TYCO INTERNATIONAL LTD.
                                      AND
                            CARLISLE PLASTICS, INC.

                              -------------------

                 CROSS REFERENCE SHEET PURSUANT TO ITEM 501(B)
            OF REGULATION S-K SHOWING THE LOCATION IN THE PROSPECTUS
               OF THE INFORMATION REQUIRED BY PART I OF FORM S-4

                                                                     LOCATION OR
                                                                   CAPTION IN PROXY
                  ITEM OF FORM S-4                               STATEMENT/PROSPECTUS
- -----------------------------------------------------  ----------------------------------------
A.     INFORMATION ABOUT THE TRANSACTION
        1.   Forepart of Registration Statement and
             Outside Front Cover Page of
             Prospectus..............................  Facing Page of the Registration
                                                       Statement; Outside Front Cover Page of
                                                       Proxy Statement/Prospectus
        2.   Inside Front and Outside Back Cover
             Pages of Prospectus.....................  Available Information; Incorporation of
                                                       Documents by Reference; Table of
                                                       Contents
        3.   Risk Factors, Ratio of Earnings to Fixed
             Charges and Other Information...........  Summary; The Merger; Comparative Per
                                                       Share Prices and Dividends; Unaudited
                                                       Pro Forma Combined Financial Statements;
                                                       Business of Tyco; Business of Carlisle
        4.   Terms of the Transaction................  The Merger; The Merger Agreement and
                                                       Related Agreements; Description of
                                                       Capital Stock of Tyco; Comparison of
                                                       Stockholder Rights
        5.   Pro Forma Financial Information.........  Unaudited Pro Forma Combined Financial
                                                       Statements
        6.   Material Contacts with the Company being
             Acquired................................  The Merger
        7.   Additional Information Required for the
             Offering by Persons and Parties deemed
             to be Underwriters......................  Not Applicable
        8.   Interests of Named Experts and
             Counsel.................................  The Merger; Legal Matters; Experts
        9.   Disclosure of Commission Position on
             Indemnification for Securities Act
             Liabilities.............................  Not Applicable
B.     INFORMATION ABOUT THE REGISTRANT
       10.   Information with Respect to S-3
             Registrants.............................  Available Information; Incorporation of
                                                       Documents by Reference
       11.   Incorporation of Certain Information by
             Reference...............................  Available Information; Incorporation of
                                                       Documents by Reference
       12.   Information with Respect to S-2 or S-3
             Registrants.............................  Not Applicable
       13.   Incorporation of Certain Information by
             Reference...............................  Not Applicable

                                                                     LOCATION OR
                                                                   CAPTION IN PROXY
                  ITEM OF FORM S-4                               STATEMENT/PROSPECTUS
- -----------------------------------------------------  ----------------------------------------
       14.   Information with Respect to Registrants
             Other Than S-3 or S-2 Registrants.......  Not Applicable
C.     INFORMATION ABOUT THE COMPANY BEING ACQUIRED
       15.   Information with Respect to S-3
             Companies...............................  Not Applicable
        16   Information with Respect to S-2 or S-3
             Companies...............................  Not Applicable
       17.   Information with Respect to Companies
             Other Than S-2 or S-3 Companies.........  Outside Front Cover Page of Proxy
                                                       Statement/Prospectus; Summary; Business
                                                       of Carlisle; Selected Financial Data of
                                                       Carlisle; Comparative Per Share Prices
                                                       and Dividends; Managements Discussion
                                                       and Analysis of Financial Conditions of
                                                       Results of Operation; Index to the
                                                       Financial Statements of Carlisle;
                                                       Section 16(a) Compliance.
D.     VOTING AND MANAGEMENT INFORMATION
       18.   Information if Proxies, Consents or
             Authorizations are to be Solicited......  Outside Front Cover Page of Proxy
                                                       Statement/Prospectus; Available
                                                       Information; Incorporation of Documents
                                                       by Reference; Summary; Special Meeting;
                                                       The Merger; Directors and Executive
                                                       Officers of Carlisle; Carlisle Executive
                                                       Compensation; Certain Relationships and
                                                       Related Transactions of Carlisle;
                                                       Security Ownership of Certain Beneficial
                                                       Owners and Management of Carlisle
       19.   Information if Proxies, Consents or
             Authorizations Are Not to be Solicited
             or in an Exchange Offer.................  Not Applicable

                            [LETTERHEAD OF CARLISLE]

                                                                August __, 1996

Dear Stockholder:

    You are cordially invited to attend the special meeting (the "Special Meeting") of stockholders of Carlisle Plastics, Inc. ("Carlisle") to be held at
10:00 a.m., Mountain Standard Time, on September   , 1996 at Carlisle's
corporate headquarters at 1314 North Third Street, Phoenix, Arizona 85004.

    At the Special Meeting, holders of Carlisle Common Stock will be asked to approve an Agreement and Plan of Merger, dated as of May 14, 1996 (the "Merger Agreement"), by and among Tyco International Ltd. ("Tyco"), T2 Acquisition Corp., a wholly-owned subsidiary of Tyco ("Merger Sub"), and Carlisle, pursuant to which Merger Sub will be merged with and into Carlisle (the "Merger"). Following consummation of the Merger, Carlisle will be a wholly owned subsidiary of Tyco. In the Merger, each outstanding share of Carlisle common stock, par value $0.01 per share ("Carlisle Common Stock") (other than shares owned by Carlisle as treasury stock, or by its subsidiaries, or by Tyco or its subsidiaries, all of which shall be canceled) will be converted into the right to receive 0.172185 shares of Tyco common stock, par value $0.50 per share ("Tyco Common Stock") (the "Exchange Ratio") and a cash payment in lieu of any fractional shares. Approval of the Merger Agreement requires the affirmative vote of a majority of the voting power of the outstanding shares of Carlisle Common Stock. Each outstanding share of Class A Carlisle Common Stock is entitled to one vote and each outstanding share of Class B Carlisle Common Stock is entitled to 20 votes. Holders of approximately 92% of the voting power of the outstanding shares of Carlisle Common Stock as of the date of the Merger Agreement entered into certain Stockholder Agreements with Tyco pursuant to which such holders agreed, subject to certain terms and conditions, to vote in favor of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock.

    YOUR BOARD OF DIRECTORS BELIEVES THAT THE MERGER IS FAIR TO, AND IN THE BEST INTERESTS OF, CARLISLE AND ITS STOCKHOLDERS. THE BOARD HAS UNANIMOUSLY APPROVED THE TERMS OF THE MERGER AND RECOMMENDS THAT YOU VOTE TO APPROVE AND ADOPT THE MERGER AGREEMENT.

    The accompanying Proxy Statement/Prospectus provides detailed information concerning the proposed Merger and additional information, which you are urged to read carefully. It is important that your shares of Carlisle Common Stock be represented at the Special Meeting, regardless of the number of shares you hold. Therefore, please sign, date and return your proxy card as soon as possible, whether or not you plan to attend the Special Meeting. You may revoke your proxy at any time prior to its exercise at the Special Meeting by giving written notice of the revocation to the Secretary of Carlisle, by signing and returning a later dated proxy or by voting in person at the Special Meeting. Accordingly, even if you have returned your proxy card, you may change your vote prior to or at the Special Meeting.

                                          Sincerely,
                                          [SIGNATURE OF WILLIAM H. BINNIE]
                                          Chairman of the Board

                            CARLISLE PLASTICS, INC.
                            1314 NORTH THIRD STREET
                               PHOENIX, AZ 85004
                              -------------------

                   NOTICE OF SPECIAL MEETING OF STOCKHOLDERS
                         TO BE HELD SEPTEMBER   , 1996
                              -------------------

To the Stockholders of Carlisle Plastics, Inc.:

    Notice is hereby given that a Special Meeting of Stockholders of Carlisle Plastics, Inc., a Delaware corporation ("Carlisle"), will be held at 10:00 a.m.,
Mountain Standard Time, on September   , 1996, at Carlisle's corporate
headquarters at 1314 North Third Street, Phoenix, Arizona 85004 for the following purposes:

    1. To approve and adopt an Agreement and Plan of Merger, dated as of May 14, 1996 (the "Merger Agreement"), among Carlisle, Tyco International Ltd. ("Tyco") and T2 Acquisition Corp. ("Merger Sub"), a wholly-owned subsidiary of Tyco, pursuant to which (i) Merger Sub will be merged with and into Carlisle (the "Merger") and Carlisle will become a wholly-owned subsidiary of Tyco, and (ii) each outstanding share of Carlisle common stock, $0.01 par value per share ("Carlisle Common Stock") (other than shares owned by Carlisle as treasury stock or by its subsidiaries or by Tyco or its subsidiaries, all of which shall be canceled), will be converted into the right to receive 0.172185 shares (the "Exchange Ratio") of Tyco common stock, $0.50 par value per share ("Tyco Common Stock") and a cash payment in lieu of any fractional share. A copy of the Merger Agreement is attached as Annex A to the Proxy Statement/Prospectus accompanying this Notice.

    2. To transact such other business as may properly be brought before the Special Meeting or any adjournments or postponements thereof.

    The affirmative vote of a majority of the voting power of the outstanding shares of Carlisle Common Stock is necessary for approval and adoption of the Merger Agreement. Holders of approximately 92% of the voting power of the outstanding shares of Carlisle Common Stock as of the date of the Merger Agreement entered into certain Stockholder Agreements with Tyco pursuant to which such holders agreed, subject to certain terms and conditions, to vote in favor of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock. The Merger and other related matters are more fully described in the accompanying Proxy Statement/Prospectus, and the annexes thereto, which form a part of this Notice.

    The Board of Directors has fixed the close of business on August 7, 1996 as the record date for the determination of the holders of Carlisle Common Stock entitled to notice of, and to vote at, the Special Meeting.

    ALL STOCKHOLDERS ARE CORDIALLY INVITED TO ATTEND THE MEETING. TO ENSURE YOUR REPRESENTATION AT THE MEETING, HOWEVER, YOU ARE URGED TO COMPLETE, DATE, SIGN AND RETURN THE ENCLOSED PROXY AS PROMPTLY AS POSSIBLE. A POSTAGE-PREPAID ENVELOPE IS ENCLOSED FOR THAT PURPOSE. ANY STOCKHOLDER ATTENDING THE MEETING MAY VOTE IN PERSON EVEN IF THAT STOCKHOLDER HAS RETURNED A PROXY.

                                          By Order of the Board of Directors,
                                          PATRICK J. O'LEARY
                                          Secretary

August __, 1996

    PLEASE DO NOT SEND IN ANY CERTIFICATES FOR YOUR SHARES AT THIS TIME.

                            CARLISLE PLASTICS, INC.
                                PROXY STATEMENT
                             ---------------------
                            TYCO INTERNATIONAL LTD.
                                   PROSPECTUS

    This Proxy Statement and Prospectus ("Proxy Statement/Prospectus") is being furnished to the holders of common stock, par value $0.01 per share ("Carlisle Common Stock"), of Carlisle Plastics, Inc., a Delaware corporation ("Carlisle"), in connection with the solicitation of proxies by the Board of Directors of Carlisle for use at a special meeting of stockholders of Carlisle to be held at
1314 North Third Street, Phoenix, Arizona 85004, on September   , 1996, at 10:00
a.m. Mountain Standard Time, and at any and all adjournments or postponements thereof (the "Special Meeting"). This Proxy Statement/Prospectus also constitutes the Prospectus of Tyco International Ltd., a Massachusetts corporation ("Tyco"), with respect to the issuance of up to 3,230,000 shares of Tyco common stock, par value $0.50 per share ("Tyco Common Stock"), to be issued to stockholders of Carlisle, in connection with the Merger (as defined) described below. Tyco Common Stock is traded on the New York Stock Exchange, Inc. (the "NYSE") under the symbol "TYC". On August __, 1996, the closing sale price for Tyco Common Stock as reported in the NYSE Composite Transactions was $____ per share.

    This Proxy Statement/Prospectus relates to the proposed merger (the "Merger") of T2 Acquisition Corp., a wholly-owned subsidiary of Tyco ("Merger Sub"), with and into Carlisle, pursuant to an Agreement and Plan of Merger, dated as of May 14, 1996 (the "Merger Agreement"), by and among Tyco, Merger Sub and Carlisle. Upon consummation of the Merger, Carlisle will be a wholly-owned subsidiary of Tyco. In the Merger, each outstanding share of Carlisle Common Stock (other than shares owned by Carlisle as treasury stock, or by its subsidiaries, or by Tyco or its subsidiaries, all of which shall be canceled) will be converted into the right to receive 0.172185 shares of Tyco Common Stock (the "Exchange Ratio") and a cash payment in lieu of any fractional shares. Assuming that there will be approximately 18,748,335 shares of Carlisle Common Stock issued and outstanding on the effective date of the Merger, the aggregate merger consideration will consist of approximately 3,230,000 shares of Tyco Common Stock having an aggregate value, based upon the closing sale price of
Tyco Common Stock of $         on August __, 1996, of approximately $      .
Consummation of the Merger is subject to various conditions, including the approval and adoption of the Merger Agreement by the holders of a majority of the voting power of the outstanding shares of Carlisle Common Stock at the Special Meeting. Each outstanding share of Class A Carlisle Common Stock (the "Carlisle A Stock") is entitled to one vote and each outstanding share of Class B Carlisle Common Stock (the "Carlisle B Stock") is entitled to 20 votes. Only holders of Carlisle Common Stock of record at the close of business on August 7, 1996 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting or any adjournment thereof. On that date, [8,468,788] shares of Carlisle A Stock and [9,385,497] shares of Carlisle B Stock were issued and outstanding. Thus, on the basis of the shares of each class of Carlisle Common Stock outstanding as of the Record Date, holders of Carlisle B Stock represented 95.4% of the voting power of the outstanding shares of Carlisle Common Stock on the Record Date. Holders of approximately 92% of the voting power of the outstanding shares of Carlisle Common Stock as of the date of the Merger Agreement entered into certain Stockholder Agreements with Tyco pursuant to which such holders agreed, subject to certain terms and conditions, to vote in favor of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock.

    All information contained in this Proxy Statement/Prospectus with respect to Tyco and Merger Sub has been provided by Tyco. All information contained in this Proxy Statement/Prospectus with respect to Carlisle has been provided by Carlisle.

    This Proxy Statement/Prospectus and the accompanying forms of Proxy are being mailed to stockholders of Carlisle on or about August __, 1996. A stockholder who has given a proxy may revoke it any time prior to its exercise. See "The Special Meeting--Record Date; Voting Rights; Proxies."
                             ---------------------

    THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROXY STATEMENT/PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

         THE DATE OF THIS PROXY STATEMENT/PROSPECTUS IS AUGUST __, 1996.

    NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN OR INCORPORATED BY REFERENCE IN THIS PROXY STATEMENT/PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION NOT CONTAINED HEREIN MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED. THIS PROXY STATEMENT/PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR THE SOLICITATION OF AN OFFER TO PURCHASE, ANY OF THE SECURITIES OFFERED BY THIS PROXY STATEMENT/PROSPECTUS, OR THE SOLICITATION OF A PROXY, IN ANY JURISDICTION TO OR FROM ANY PERSON TO OR FROM WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION OF AN OFFER, OR PROXY SOLICITATION, IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROXY STATEMENT/PROSPECTUS NOR THE ISSUANCE OR SALE OF ANY SECURITIES HEREUNDER SHALL UNDER ANY CIRCUMSTANCES CREATE ANY IMPLICATION THAT THERE HAS BEEN NO CHANGE IN THE INFORMATION SET FORTH HEREIN OR INCORPORATED BY REFERENCE SINCE THE DATE HEREOF.

                             AVAILABLE INFORMATION

    Tyco and Carlisle are subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and in accordance therewith file reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). Such reports, proxy statements and other information filed may be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549 and may be available at the following Regional Offices of the Commission: Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and New York Regional Office, 7 World Trade Center, Suite 130, New York, New York 10048. Copies of such materials can be obtained at prescribed rates from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. In addition, material filed by Tyco and Carlisle can be inspected at the offices of the NYSE, 20 Broad Street, New York, New York 10005, on which the shares of Tyco Common Stock and Carlisle A Stock are listed.

    This Proxy Statement/Prospectus does not contain all the information set forth in the Registration Statement on Form S-4 and exhibits relating thereto, including any amendments (the "Registration Statement"), of which this Proxy Statement/Prospectus is a part, and which Tyco has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). Reference is made to such Registration Statement for further information with respect to Tyco and the securities of Tyco offered hereby. Statements contained herein concerning the provisions of documents are necessarily summaries of such documents, and each statement is qualified in its entirety by reference to the copy of the applicable document filed with the Commission or attached as an annex hereto.

                    INCORPORATION OF DOCUMENTS BY REFERENCE

    Tyco (File No. 1-5482) hereby incorporates by reference into this Proxy Statement/Prospectus the following documents previously filed with the Commission pursuant to the Exchange Act:

    1. Tyco's Annual Report on Form 10-K for the fiscal year ended June 30,
1995;

    2. The financial statements of The Earth Technology Corporation (USA) ("Earth Tech", File No. 33-16098), acquired by Tyco in January, 1996, set forth on pages 22-36 of Earth Tech's 1995 Annual Report, filed as Exhibit Item 13.1 to Earth Tech's Annual Report on Form 10-K for the fiscal year ended August 25, 1995, are incorporated by reference herein; and

    3. Tyco's Quarterly Reports on Form 10-Q for the quarters ended September 30, 1995, December 31, 1995 and March 31, 1996.

    In addition, all reports and other documents filed by Tyco pursuant to
Section 13(a), 13(c), 14 or 15(d) of the Exchange Act subsequent to the date hereof and prior to the Special Meeting shall be deemed to be incorporated by reference herein and to be a part hereof from the date of filing of such reports and documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Proxy Statement/Prospectus to the extent that a statement contained herein, or in any other subsequently filed document that also is incorporated or deemed to be incorporated by reference herein, modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Proxy Statement/Prospectus.

    This proxy statement/prospectus incorporates by reference documents relating to Tyco which are not presented herein or delivered herewith. These documents (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference herein) are available, without charge, upon written or oral request from any person to whom this Proxy Statement/Prospectus is delivered, including any beneficial owner, to One Tyco Park, Exeter, New Hampshire 03833, Attention: David Brownell, Vice President (telephone no. (603) 778-9700).

    In addition, copies of the following documents relating to Carlisle are available, without charge, upon written or oral request from any person to whom this Proxy Statement/Prospectus is delivered, including any beneficial owner, to 1314 North Third Street, Phoenix, Arizona 85004, Attention: Patrick J. O'Leary, Secretary (telephone no. (602) 407-2100):

    1. Carlisle's Annual Report on Form 10-K for the year ended December 31,
1995;

    2. Carlisle's Quarterly Report on Form 10-Q for the quarter ended March 31, 1996;

    3. Carlisle's Current Report on Form 8-K dated May 14, 1996;

    4. Carlisle's Current Report on Form 8-K/A dated August 5, 1996;

    5. Carlisle's Annual Report on Form 10-K/A for the year ended December 31, 1995, filed July 18, 1996; and

    6. The description of the Carlisle A Stock contained in Carlisle's Registration Statement on Form S-1 (File No. 33-39515) filed with the Commission pursuant to Section 12(g) of the Exchange Act on March 27, 1991.

In order to ensure timely delivery of the documents, any request should be made by August __, 1996.

                               TABLE OF CONTENTS


                                                                                         PAGE
                                                                                         ----
SUMMARY...............................................................................     1
  The Companies.......................................................................     1
  Special Meeting.....................................................................     1
  Reasons for the Merger..............................................................     2
  Recommendation of the Board of Directors of Carlisle................................     2
  The Merger..........................................................................     3
  Opinion of Financial Advisor........................................................     5
  Certain Considerations..............................................................     5
  Interests of Certain Persons in the Merger..........................................     6
  Material Federal Income Tax Consequences............................................     6
  Comparative Rights of Stockholders..................................................     6
  Comparative Per Share Prices........................................................     6
  Summary Historical and Unaudited Pro Forma Combined Financial Data..................     7
  Comparative Per Share Data..........................................................    10
  Tyco Operating Results, Year Ended June 30, 1996....................................    12

THE SPECIAL MEETING...................................................................    13
  Purpose of the Special Meeting......................................................    13
  Record Date; Voting Rights; Proxies.................................................    13
  Solicitation of Proxies.............................................................    13
  Quorum..............................................................................    14
  Required Vote.......................................................................    14

THE MERGER............................................................................    14
  General.............................................................................    14
  Effective Time......................................................................    15
  Conversion of Shares; Procedures for Exchange of Certificates.......................    15
  Background of the Merger............................................................    15
  Reasons for the Merger..............................................................    17
  Recommendation of the Board of Directors of Carlisle................................    17
  Opinion of Carlisle's Financial Advisor.............................................    18
  Certain Considerations..............................................................    22
  Interests of Certain Persons in the Merger..........................................    22
  Material Federal Income Tax Consequences............................................    23
  Accounting Treatment................................................................    24
  Effect on Employee Benefits Plans...................................................    25
  Certain Legal Matters...............................................................    25
  Federal Securities Law Consequences.................................................    26
  Stock Exchange Listing..............................................................    26
  Dividends...........................................................................    26
  Appraisal Rights....................................................................    26
  Fees and Expenses...................................................................    27

THE MERGER AGREEMENT AND RELATED AGREEMENTS...........................................    27
  Terms of the Merger.................................................................    27
  Exchange of Certificates............................................................    29
  Representations and Warranties......................................................    30
  Conduct of Business Pending the Merger..............................................    30
  Additional Agreements...............................................................    33
  Conditions to the Merger............................................................    34


                                                                                         PAGE
                                                                                         ----
  Termination.........................................................................    36
  Amendment and Waiver................................................................    38
  Stockholder Agreements..............................................................    38

COMPARATIVE PER SHARE PRICES AND DIVIDENDS............................................    39
  Tyco................................................................................    39
  Carlisle............................................................................    41
  Post-Merger Dividend Policy.........................................................    41

UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS.....................................    42
  Notes to Unaudited Pro Forma Combined Financial Statements..........................    46

BUSINESS OF TYCO......................................................................    48
  Disposable and Specialty Products...................................................    48
  Fire Protection and Other Contracting Services......................................    50
  Flow Control Products...............................................................    51
  Electrical and Electronic Components................................................    52

BUSINESS OF CARLISLE..................................................................    54
  Business............................................................................    54
  Properties..........................................................................    57
  Legal Proceedings...................................................................    57
  Directors and Executive Officers of Carlisle........................................    58
  Carlisle Executive Compensation.....................................................    59
  Certain Relationships and Related Transactions of Carlisle..........................    63

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
OF CARLISLE...........................................................................    65

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CARLISLE............    70

DESCRIPTION OF CAPITAL STOCK OF TYCO..................................................    72

COMPARISON OF STOCKHOLDER RIGHTS......................................................    73
  Special Meeting of Stockholders.....................................................    73
  Inspection Rights...................................................................    73
  Action by Consent of Stockholders...................................................    74
  Cumulative Voting...................................................................    74
  Dividends and Repurchase of Stock...................................................    74
  Classification of the Board of Directors............................................    74
  Removal of Directors................................................................    74
  Vacancies on the Board of Directors.................................................    75
  Exculpation of Directors............................................................    75
  Indemnification of Directors, Officers and Others...................................    75
  Interested Director Transactions....................................................    75
  Sale, Lease or Exchange of Assets and Mergers.......................................    76
  Amendments to Charter...............................................................    76
  Amendments to By-laws...............................................................    76
  Appraisal Rights....................................................................    77
  "Anti-Takeover" Statute.............................................................    77
  Stockholder Rights Plan.............................................................    78
  Consideration of Societal Factors...................................................    78

SECTION 16(A) COMPLIANCE..............................................................    79


                                                                                         PAGE
                                                                                         ----
OTHER MATTERS.........................................................................    79

LEGAL MATTERS.........................................................................    79

EXPERTS...............................................................................    79

STOCKHOLDER PROPOSALS.................................................................    80

INDEX TO FINANCIAL STATEMENTS OF CARLISLE.............................................   F-1

Annexes:
A. Agreement and Plan of Merger.......................................................   A-1
B. Opinion of Carlisle's Financial Advisor, Goldman, Sachs & Co.......................   B-1

                                    SUMMARY

    The following is a brief summary of certain information contained elsewhere in this Proxy Statement/Prospectus and the Annexes hereto. This summary is not intended to be complete, and is qualified in its entirety by reference to the more detailed information and financial statements contained or incorporated by reference in this Proxy Statement/Prospectus. Stockholders of Carlisle should read carefully this Proxy Statement/Prospectus in its entirety. Certain capitalized terms used in this summary are defined elsewhere in this Proxy Statement/Prospectus.

                                 THE COMPANIES

TYCO INTERNATIONAL LTD.

    Tyco, through its divisions and operating subsidiaries, maintains strong leadership positions in each of its segments in the respective markets for disposable medical supplies and other specialty products, fire protection systems and other contracting services, flow control products and electrical and electronic components. Tyco, which operates in more than 50 countries around the world, had fiscal 1995 sales of approximately $4.5 billion. See "Business of Tyco." The executive offices of Tyco are located at One Tyco Park, Exeter, New Hampshire 03833, and its telephone number is (603) 778-9700.

CARLISLE PLASTICS, INC.

    Carlisle is a leading producer of consumer and industrial products made from plastics. The Company's products include trash bags, flexible packaging, garment hangers and sheeting. The Company's trash bag products include institutional lines, as well as the Company's own national consumer brands. Carlisle had fiscal 1995 sales of approximately $426 million, primarily in North America. See "Business of Carlisle." The executive offices of Carlisle are located at 1314 North Third Street, Phoenix, Arizona 85004, and its telephone number is (602) 407-2100.

                                SPECIAL MEETING

TIME, PLACE AND DATE

    A Special Meeting of Carlisle's stockholders will be held at Carlisle's corporate headquarters, 1314 North Third Street, Phoenix Arizona 85004 on
September   , 1996, at 10:00 a.m., Mountain Standard Time (including any and all adjournments or postponements thereof, the "Special Meeting").

PURPOSE OF THE SPECIAL MEETING

    The Merger. At the Special Meeting, holders of Carlisle Common Stock will consider and vote upon a proposal to approve and adopt the Merger Agreement.

    Other Matters. Carlisle stockholders also may consider and vote upon any other matters that may properly come before the Special Meeting. Management of Carlisle is presently unaware of any other matter to be brought before the Special Meeting.

VOTE REQUIRED; RECORD DATE

    The Merger will require approval and adoption of the Merger Agreement by the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Carlisle Common Stock. The presence in person or by properly executed proxy of holders of the issued and outstanding shares of Carlisle Common Stock representing a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum at the Special Meeting. In certain circumstances, including if Carlisle stockholders fail to approve and adopt the Merger Agreement, Carlisle may be obligated to pay Tyco a termination fee of $4 million (plus expenses, subject to certain limitations). Each outstanding share of Carlisle A Stock is entitled to one vote and each outstanding share of Carlisle B Stock is entitled to 20 votes. Only holders of Carlisle Common Stock at the close of business on August 7, 1996 (the "Record Date") will be entitled to notice of and to vote at the Special Meeting. On the basis of the number of shares of each class of Carlisle Common Stock outstanding as of the Record Date, holders of Carlisle B stock represented 95.4% of the voting power of the outstanding shares of Carlisle Common Stock entitled to vote at the Special Meeting. See "The Special Meeting" and "The Merger Agreement and Related Agreements--Termination--Fees and Expenses."

    As of the Record Date, directors and executive officers of Carlisle and their affiliates were beneficial owners of approximately 75% of the voting power of the outstanding shares of Carlisle Common Stock and stock options. Holders of approximately 92% of the voting power of the Carlisle Common Stock outstanding as of the date of the Merger Agreement entered into certain Stockholder Agreements with Tyco pursuant to which such holders agreed, subject to certain terms and conditions, to vote in favor of approval and adoption of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock. See "The Merger Agreement and Related Agreements--Stockholder Agreements" and "Security Ownership of Certain Beneficial Owners and Management of Carlisle."

CHANGE OF VOTE

    Carlisle stockholders who have executed a proxy may revoke the proxy at any time prior to its exercise at the Special Meeting by giving written notice to the Secretary of Carlisle, by signing and returning a later dated proxy or by voting in person at the Special Meeting. Accordingly, stockholders of Carlisle who have executed and returned proxy cards in advance of the Special Meeting may change their vote at any time prior to or at the meeting.

                             REASONS FOR THE MERGER

    Tyco believes that the Merger is in keeping with its corporate growth strategy, which includes growth through acquisitions where attractive acquisition opportunities present themselves that are likely to benefit from cost reductions and synergies with Tyco's existing operations and that are expected to be non-dilutive.

              RECOMMENDATION OF THE BOARD OF DIRECTORS OF CARLISLE

    In reaching its decision to approve the Merger Agreement and to recommend that Carlisle's stockholders vote to approve and adopt the Merger Agreement, Carlisle's Board of Directors considered, the following material factors: (i) the opportunity for Carlisle stockholders to participate, as holders of Tyco Common Stock, in a larger, more strategically balanced company of which Carlisle would become a part, and to receive shares of Tyco Common Stock in a tax-free exchange valued at a significant premium over the existing market price for shares of Carlisle A Stock; (ii) its knowledge of the business, operations, properties, assets, financial condition and operating results of Carlisle and Tyco; (iii) judgments as to Carlisle's future prospects, particularly in light of Carlisle's historical earnings volatility and Carlisle's leverage; (iv) presentations by Carlisle's management and by Goldman, Sachs & Co. ("Goldman Sachs"), Carlisle's financial advisor, with respect to Carlisle and Tyco and the opinion of Goldman Sachs as to the fairness of the Exchange Ratio to the stockholders of Carlisle; and (v) Tyco Common Stock should provide Carlisle's stockholders with greater liquidity in their investment.

    The Carlisle Board of Directors also considered the loss of independence which would result from being a wholly-owned subsidiary of Tyco. The Board of Directors concluded, however, that the benefits of the Merger to Carlisle and its stockholders outweighed the loss of independence.

    THE BOARD OF DIRECTORS OF CARLISLE UNANIMOUSLY HAS APPROVED THE MERGER AND THE MERGER AGREEMENT AND RECOMMENDS THAT CARLISLE STOCKHOLDERS VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT. SEE "THE MERGER--BACKGROUND OF THE MERGER," "--RECOMMENDATION OF THE BOARD OF DIRECTORS OF CARLISLE"; AND "--INTERESTS OF CERTAIN PERSONS IN THE MERGER."

                                   THE MERGER

MERGER CONSIDERATION

    Pursuant to the Merger, each outstanding share of Carlisle Common Stock (other than shares owned by Carlisle as treasury stock, or by its subsidiaries, or by Tyco or any of its subsidiaries, all of which will be canceled) will be converted into the right to receive 0.172185 shares of Tyco Common Stock and a cash payment in lieu of any fractional share. See "The Merger Agreement--Terms of the Merger."

EXCHANGE OF CERTIFICATES

    As soon as practicable after the effective date of the Merger (the "Effective Time"), Boston EquiServe, or another person mutually designated by Tyco and Carlisle, in its capacity as exchange agent for the Merger (the "Exchange Agent"), will send a transmittal letter to each Carlisle stockholder. The transmittal letter will contain instructions with respect to the surrender of certificates representing Carlisle Common Stock to be exchanged for Tyco Common Stock. See "The Merger Agreement and Related Agreements--Exchange of Certificates."

    CARLISLE STOCKHOLDERS SHOULD NOT FORWARD CERTIFICATES FOR CARLISLE COMMON STOCK TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. CARLISLE STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

CONDITIONS TO THE MERGER; TERMINATION; FEES

    The obligations of Tyco and Carlisle to consummate the Merger are subject to various conditions, including, but not limited to: (i) the effectiveness of the Registration Statement; (ii) obtaining requisite Carlisle stockholder approval;
(iii) approval for listing on the NYSE, subject to official notice of issuance, of the Tyco Common Stock to be issued in connection with the Merger; (iv) the absence of any preliminary or permanent injunction or other order by any domestic or foreign court preventing the consummation of the Merger or any proceeding brought by any governmental authority seeking any of the foregoing; and (v) receipt of opinions of counsel as to the tax treatment of the Merger. See "The Merger Agreement and Related Agreements--Conditions to the Merger." Neither Tyco nor Carlisle has any present intention of waiving any conditions to the Merger set forth in the Merger Agreement.

    The Merger Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the matters presented in connection with the Merger by the stockholders of Tyco or Carlisle: (i) by mutual written consent of the Boards of Directors of Tyco and Carlisle; (ii) by either Tyco or Carlisle, if the Merger shall not have been consummated by October 31, 1996;
(iii) by either Tyco or Carlisle, if a court shall have issued a nonappealable final order permanently enjoining the Merger; (iv) by Tyco, if the requisite vote of the stockholders of Carlisle shall not have been obtained by October 31, 1996; (v) by Tyco, if the Board of Directors of Carlisle modifies its approval of the Merger Agreement or the Merger in a manner adverse to Tyco; recommends to the stockholders of Carlisle an Alternative Transaction (as defined below); or recommends that the stockholders of Carlisle tender their shares in a tender or exchange offer by a person other than Tyco for 25% or more of the outstanding Carlisle Common Stock; (vi) by Tyco or Carlisle, upon a Terminating Breach or Terminating Misrepresentation (each as defined) by the other; (vii) by Tyco, if any representation or warranty of Carlisle shall have been untrue when made or becomes untrue, or by Carlisle, if any representation or warranty of Tyco shall have been untrue when made or becomes untrue, in each case subject to certain exceptions; or (viii) by Carlisle, if the Board of Directors of Carlisle modifies or changes its approval of the Merger Agreement or the Merger in a manner adverse to Tyco or the Merger Sub. See "The Merger Agreement and Related Agreements--Termination--Conditions to Termination."

    "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Tyco or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding shares of any class of equity securities of Carlisle, or, in the case of any person (or group of persons other than Parent and its affiliates) identified in Carlisle's proxy statement dated March 15, 1996 as the beneficial owner of more than 25% of the outstanding shares of the Carlisle A Stock or the Carlisle B Stock, would acquire an additional 5% or more of such securities, whether from Carlisle or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving Carlisle pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of Carlisle or the entity surviving such merger or business combination, or (iii) any other transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Carlisle, and the entity surviving any merger or business combination including any of them) of Carlisle, or any of its subsidiaries having a fair market value (as determined by the Board of Directors of Carlisle in good faith) equal to more than 25% of the fair market value of all the assets of Carlisle and its subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, that the term Alternative Transaction does not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

    Carlisle will pay Tyco a fee of $4 million plus actual, reasonable, documented out-of-pocket expenses incurred from and after April 29, 1996 (subject to certain limitations, and in no event more than $500,000) if the Merger is terminated (i) by Tyco, as a result of the failure to receive the requisite vote for approval and adoption of the Merger Agreement by the stockholders of Carlisle by October 31, 1996; (ii) by Tyco, if the Board of Directors of Carlisle has modified its approval of the Merger Agreement or the Merger in a manner adverse to Tyco or the Merger Sub; has recommended to the stockholders of Carlisle an Alternative Transaction; or has recommended that the stockholders of Carlisle tender their shares in a tender or exchange offer under certain circumstances, as set forth above; (iii) by Tyco, on account of a Terminating Breach by Carlisle; or (iv) by Carlisle, if the Board of Directors of Carlisle has modified its approval of the Merger Agreement or the Merger in a manner adverse to Tyco or the Merger Sub or has resolved to do so.

    If the Merger is terminated as a result of any representation or warranty having been untrue when made, the non-terminating party shall pay the terminating party the actual, reasonable, documented out-of-pocket expenses of the terminating party (subject to certain limitations), but in no event more than $500,000.

LISTING

    It is a condition to the Merger that the shares of Tyco Common Stock to be issued in the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

DIVIDENDS

    Tyco expects to continue to declare its regular quarterly dividends. Carlisle has not paid dividends on its common stock and does not anticipate payment of dividends in the near future. Under the terms of the Merger Agreement, Carlisle is not permitted to declare, set aside, make or pay any dividend or other distribution in respect of its capital stock during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time.

APPRAISAL RIGHTS

    Under the General Corporation Law of the State of Delaware, the holders of Carlisle Common Stock are not entitled to any appraisal rights with respect to the Merger. See "The Merger--Appraisal Rights."

CERTAIN LEGAL MATTERS

    Tyco and William H. Binnie have each filed a Notification and Report Form under the Hart-Scott-Rodino Act of 1976, as amended, and early termination of the waiting period with respect thereto has been granted. See "The Merger--Certain Legal Matters."

ACCOUNTING TREATMENT

    The Merger will be accounted for as a purchase by Tyco in accordance with generally accepted accounting principles.

                          OPINION OF FINANCIAL ADVISOR

    On May 14, 1996, Goldman Sachs delivered its oral opinion to the Board of Directors of Carlisle that, as of the date of such opinion, the Exchange Ratio pursuant to the Merger Agreement was fair to the holders of Carlisle Common Stock. Goldman Sachs subsequently delivered its written opinion, dated as of the date hereof, to the Board of Directors of Carlisle to the effect that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Carlisle Common Stock.

    The full text of the written opinion of Goldman Sachs, dated as of the date hereof, which sets forth assumptions made, matters considered and limitations on the review undertaken in connection with the opinion, is attached hereto as Annex B and is incorporated herein by reference. HOLDERS OF CARLISLE COMMON STOCK ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY. See "The Merger--Opinion of Carlisle's Financial Advisor."

                             CERTAIN CONSIDERATIONS

    In deciding whether to approve and adopt the Merger Agreement, Stockholders of Carlisle should carefully evaluate the information contained in this Proxy Statement/Prospectus and, in particular, the following factors: (i) the relative stock prices of Tyco Common Stock and Carlisle A Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date of this Proxy Statement/Prospectus or the date on which stockholders vote on the Merger Agreement; (ii) the Merger Agreement does not contain any provisions for adjustment of the Exchange Ratio based on fluctuations in such stock prices; accordingly, the value of the consideration to be received by stockholders of Carlisle upon consummation of the Merger will depend on the market price of Tyco Common Stock at the Effective Time; (iii) following the Merger, the trading price of Tyco Common Stock could be subject, among other things, to fluctuations in response to general business and market conditions, competitive factors in the various industries in which Tyco competes and variations in Tyco's operating and financial results; and (iv) Tyco's historical stock and earnings performance is not necessarily indicative of its future stock price or earnings results.

                   INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Carlisle Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, Carlisle stockholders should be aware that certain members of Carlisle management and the Carlisle Board of Directors have certain interests in the Merger that are in addition to the interests of stockholders of Carlisle generally. Pursuant to employment agreements between Carlisle and its Chief Executive Officer and Chief Financial Officer (each of whom also is a member of Carlisle's Board of Directors), if either officer's employment is terminated (including a voluntary termination) within 36 months of a change of control (as defined), such officer will receive a lump sum severance payment equal to 24 months average monthly compensation. The Merger is deemed a "change of control" for the purposes of each such employment agreement. In addition, a $100,000 loan by the Company to its Chief Executive Officer will be forgiven upon the consummation of the Merger. The officers and directors of Carlisle also have options to acquire an aggregate of 1,187,500 shares of Carlisle A Stock, which options will be converted in the Merger into fully vested and exercisable options to purchase Tyco Common Stock. In addition, there are certain indemnification and insurance arrangements and other matters which Tyco will assume or has agreed to provide after the Merger. See "The Merger--Interests of Certain Persons in the Merger."

                    MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    It is expected that the Merger will constitute a reorganization for Federal income tax purposes and, accordingly, that no gain or loss will be recognized for Federal income tax purposes by holders of Carlisle Common Stock upon the conversion of Carlisle Common Stock into Tyco Common Stock in the Merger (except with respect to any cash received in lieu of a fractional share interest in Tyco Common Stock). See "The Merger--Material Federal Income Tax Consequences." Carlisle stockholders are urged to consult their own tax advisors as to the specific tax consequences to them of the Merger.

                       COMPARATIVE RIGHTS OF STOCKHOLDERS

    The rights of stockholders of Carlisle currently are governed by Delaware law, Carlisle's Certificate of Incorporation and Carlisle's By-Laws. Upon consummation of the Merger, stockholders of Carlisle will become stockholders of Tyco, which is a Massachusetts corporation, and their rights as stockholders of Tyco will be governed by Massachusetts law, Tyco's Restated Articles of Organization, as amended, and Tyco's By-Laws. For a discussion of various differences between the rights of stockholders of Carlisle and the rights of stockholders of Tyco, see "Description of Capital Stock of Tyco" and "Comparison of Stockholder Rights."

                          COMPARATIVE PER SHARE PRICES

    The closing prices per share as reported in the NYSE Composite Transactions and the equivalent price per share on May 14, 1996 of Tyco Common Stock and Carlisle A Stock were as follows:

                                                            TYCO       CARLISLE
                                                           -------     --------
Closing Price per share.................................   $39.125      $ 4.875
Equivalent price per share(1)...........................     --         $  6.74

- ------------

(1) Calculated by multiplying the closing price for Tyco Common Stock by the Exchange Ratio.

    The public announcement of the Merger Agreement occurred prior to the opening of trading on May 15, 1996. On August __, 1996, the most recent date for which prices were available prior to printing this Proxy Statement/Prospectus, the closing prices per share of Tyco Common Stock and Carlisle A

Stock as reported in the NYSE Composite Transactions were $____ and $____, respectively. See "Comparative Per Share Prices and Dividends."

                        SUMMARY HISTORICAL AND UNAUDITED
                       PRO FORMA COMBINED FINANCIAL DATA

    The following tables set forth (i) summary historical financial data for Tyco and Carlisle and (ii) summary unaudited pro forma combined financial data giving effect to the Merger, and the acquisition by Tyco of several other businesses since July 1, 1995, accounted for as purchases in accordance with generally accepted accounting principles. The summary historical financial data for the related fiscal year ends (June 30 for Tyco and December 31 for Carlisle) have been obtained from audited financial statements of Tyco and Carlisle, as the case may be. The summary financial data for the interim periods have been obtained from the unaudited financial statements of Tyco and Carlisle, as the case may be, and include, in the opinion of the management of Tyco and Carlisle, as the case may be, all adjustments (consisting only of normal recurring adjustments) necessary to present fairly the results for such periods. The summary financial data should be read in conjunction with the separate historical consolidated financial statements and notes thereto of Tyco, which are incorporated by reference in this Proxy Statement/Prospectus, see "Incorporation of Certain Documents by Reference," and of Carlisle, included elsewhere in this Proxy Statement/Prospectus. The summary unaudited pro forma combined financial data should also be read in conjunction with the Unaudited Pro Forma Combined Financial Statements included elsewhere in this Proxy Statement/Prospectus. Certain adjustments, as discussed in "Notes to Unaudited Pro Forma Combined Financial Statements," have been made to conform the companies' fiscal year ends. The unaudited pro forma combined financial data are not necessarily indicative of actual or future operating results or financial position that would have occurred prior to, or will occur upon, consummation of the Merger.

                             TYCO HISTORICAL(1)(2)
                    (in thousands except per share amounts)

                            AT OR FOR THE NINE
                          MONTHS ENDED MARCH 31,                AT OR FOR THE ONE YEAR ENDED JUNE 30,
                          -----------------------   --------------------------------------------------------------
                             1995         1996       1991(3)      1992(4)      1993(5)        1994       1995(6)
                          ----------   ----------   ----------   ----------   ----------   ----------   ----------
Income Statement Data:
Sales...................  $3,286,995   $3,717,706   $3,107,891   $3,066,485   $3,919,357   $4,076,383   $4,534,651
Income before
 extraordinary item and
 cumulative effect of
accounting changes......     144,964      215,909      117,485       95,266       94,458      189,191      216,593
Income per share before
 extraordinary item and
 cumulative effect of
accounting changes......         .96         1.41         1.28         1.03          .65         1.28         1.43
Cash dividends per
 common share...........         .15          .15         .175          .18          .19          .20          .20
Balance Sheet Data:
Working Capital.........  $  436,541   $  403,200   $  252,021   $  274,278   $  341,154   $  329,918   $  367,186
Total Assets............   3,303,597    3,765,631    2,392,966    2,451,537    3,164,966    3,144,598    3,381,461
Long-term debt..........     567,249      516,435      609,255      534,951      812,585      588,491      506,417
Shareholders' equity....   1,584,099    1,831,573      905,151    1,040,551    1,138,786    1,367,026    1,634,681

- ------------
(1) On October 11, 1995, Tyco's Board of Directors authorized a two-for-one stock split to be effected in the form of a stock dividend. One additional share of common stock was distributed on November 14, 1995 for each share of common stock held by shareholders of record on October 30, 1995. Income per share and cash dividends per share have been restated to reflect the stock split.

(2) On October 19, 1994, a wholly-owned subsidiary of Tyco merged with Kendall International, Inc. ("Kendall") in a transaction accounted for as a pooling of interests. The historical data reflect the combined results of operations and financial position of Tyco and Kendall for all periods subsequent to June 30, 1992, the date on which Kendall undertook a financial restructuring. The historical data at or for the years ended June 30, 1992 and 1991 reflect only the results of operations and financial position of Tyco.

(3) Fiscal 1991 included the results of operations of Wormald International Limited from the date of its acquisition, August 2, 1990.

(4) Fiscal 1992 included restructuring and severance charges of $14.9 million after-tax and a reduction in tax expense of $16.9 million attributable to revisions in previous tax estimates.

(5) Fiscal 1993 included restructuring and severance charges of $27.3 million after-tax, a non-recurring inventory charge of $22.5 million before and after-tax, a reduction in tax expense of $6.7 million attributable to revisions in previous tax estimates, incremental income tax expense due to tax rate changes of $7.8 million and a special pension charge of $1.2 million after-tax.

(6) Fiscal 1995 results include a charge of $31.2 million after-tax for fees and expenses related to the Kendall merger and integration of the combined companies.

                              CARLISLE HISTORICAL
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                 AT OR FOR THE THREE
                                 MONTHS ENDED MARCH
                                         31,                  AT OR FOR THE YEAR ENDED DECEMBER 31,
                                 -------------------   ----------------------------------------------------
                                   1995       1996     1991(A)      1992       1993     1994(A)      1995
                                 --------   --------   --------   --------   --------   --------   --------
Statement of Operations Data:
Sales..........................  $103,160   $ 94,618   $343,637   $359,856   $360,895   $387,664   $426,272
Income (loss) before
 extraordinary item and change
 in accounting principle(b)....       633      1,538      5,393     (6,214)     5,832      2,999    (26,093)
Income (loss) per share before
 extraordinary item and change
 in accounting principle.......      0.04       0.09       0.36      (0.35)      0.33       0.17      (1.47)
Cash dividends per common
share..........................        --         --         --         --         --         --         --

Balance Sheet Data:
Working Capital (Deficit)......  $ 70,684   $ (8,143)  $ 38,596   $ 61,852   $ 54,257   $ 65,227   $ 44,831
Total Assets...................   348,225    261,486    304,596    325,170    325,848    340,992    294,439
Long-term debt(c)..............   199,591    125,017    155,885    198,994    183,101    198,277    183,784
Stockholders' equity...........    70,853     46,401     68,448     62,179     69,266     70,260     44,866

- ------------

(a) In May 1991, the Company acquired the remaining 21% of Poly-Tech, Inc. which was not previously owned by the Company. In July 1991, the Company acquired 66.7% of the stock of Rhino-X Industries, Inc. and acquired the remaining 33.3% in January 1994. Results are included from the date of each respective purchase.

(b) In 1995, pretax income was reduced by $33.9 million for a restructuring charge and $1.0 million related to pension plan termination. In 1992, pretax income was reduced by $7.7 million for a new product introduction and $4.3 million for a restructuring charge. In 1991, pretax income was reduced by $3.4 million for a restructuring charge and the provision for income taxes included a $3.0 million non-recurring deferred tax charge to recognize tax effects of timing differences due to conversion of the Company from an "S" corporation to a "C" corporation.

(c) Includes junior subordinated notes due to stockholders and affiliates in the aggregate amount of $7.0 million in 1991.

                        UNAUDITED PRO FORMA COMBINED(A)
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                    AT OR FOR THE
                                                                     NINE MONTHS         FOR THE
                                                                        ENDED          YEAR ENDED
                                                                    MARCH 31, 1996    JUNE 30, 1995
                                                                    --------------    -------------
Income Statement Data:
  Sales..........................................................     $4,469,390       $ 5,739,061
  Income before extraordinary item...............................        175,583           203,624
  Income per share before extraordinary item(b)..................           1.12              1.32
  Cash dividends per common share(c).............................            .15               .20

Balance Sheet Data:
  Working capital................................................     $  345,471           --
  Total assets...................................................      4,556,788           --
  Long-term debt.................................................        898,912           --
  Shareholders' equity...........................................      1,961,955           --

- ------------

 (a)  The summary unaudited pro forma combined financial data give effect to (i) the Merger and (ii) the acquisition by Tyco from July 1, 1995 through March 31, 1996 of several businesses for its disposable and specialty products segment, its fire protection and other contracting services segment and its flow control segment, and subsequent to
      March 31, 1996, the acquisition of three companies through Tyco's Kendall subsidiary and one company for its fire protection and other contracting services segment.

 (b)  The pro forma combined per share data have been prepared based upon the conversion of each share of Carlisle Common Stock into 0.172185 shares of Tyco Common Stock and also accounts for shares of Tyco Common Stock issued in one of Tyco's acquisitions since
      July 1, 1995.

 (c)  Tyco currently pays a quarterly dividend of $0.05 per share. Although it is Tyco's present intention to continue to pay such regular quarterly dividend, the payment of dividends in the future is subject to the discretion of Tyco's Board of Directors, which may consider such factors as Tyco's earnings, financial condition and other matters which it deems relevant.

                           COMPARATIVE PER SHARE DATA

    The following table sets forth Tyco's and Carlisle's historical per share data and unaudited pro forma combined per share data giving effect to the Merger and the acquisition by Tyco of several other businesses since July 1, 1995, accounted for as purchases in accordance with generally accepted accounting principles. The pro forma combined data are not necessarily indicative of actual or future operating results or financial position that would have occurred or will occur upon consummation of the Merger. The data should be read in conjunction with the Unaudited Pro Forma Combined Financial Statements and the separate historical consolidated financial statements of Carlisle included elsewhere in this Proxy Statement/Prospectus and the separate historical consolidated financial statements of Tyco which are incorporated herein by reference.

    The equivalent pro forma combined per share data of Carlisle are calculated by multiplying the pro forma income before extraordinary item per Tyco share, pro forma book value per Tyco share, and historical dividends per Tyco share by the Exchange Ratio so that the per share amounts are equated to the comparative values for each share of Carlisle.

                                                                  AT OR FOR THE
                                                                   NINE MONTHS       AT OR FOR THE
                                                                      ENDED            YEAR ENDED
                                                                  MARCH 31, 1996    JUNE 30, 1995(A)
                                                                  --------------    ----------------
Historical:
Per share of Tyco Common Stock
  Income before extraordinary item.............................       $ 1.41             $ 1.43
  Book value...................................................        12.01              10.70
  Dividends....................................................         0.15               0.20
Per share of Carlisle Common Stock(b)
  Income (loss) before extraordinary item......................        (1.49)               .22
  Book value...................................................         2.60               4.08
  Dividends(c).................................................       --                --
Pro Forma(d):
Combined per share of Tyco Common Stock
  Income before extraordinary item.............................         1.12               1.32
  Book value...................................................        12.58
  Dividends(e).................................................          .15                .20
Equivalent combined per share of Carlisle Common Stock
  Income before extraordinary item.............................          .19                .23
  Book value...................................................         2.17
  Dividends....................................................          .03                .03

- ------------

 (a)  On October 11, 1995, Tyco's Board of Directors authorized a two-for-one stock split to be effected in the form of a stock dividend. One additional share of common stock was distributed on November 14, 1995 for each share of common stock held by shareholders of record on October 30, 1995. Income per share and cash dividends per share have been restated to reflect the stock split.

 (b)  The information for Carlisle for the year ended June 30, 1995 has been derived from
      Carlisle's unaudited historical financial statements. Such historical financial information has been adjusted to conform to Tyco's fiscal year end.

 (c)  Carlisle has not paid any cash dividends.

 (d)  The pro forma combined per share data give effect to the Merger and the acquisition by
      Tyco of several other businesses since July 1, 1995 and have been prepared based upon the conversion of each share of Carlisle Common Stock into 0.172185 shares of Tyco
      Common Stock and also account for shares of Tyco Common Stock issued in one of Tyco's acquisitions since July 1, 1995.

 (e)  Tyco currently pays a regular quarterly dividend of $0.05 per share. Although it is
      Tyco's present intention to continue to pay such regular quarterly dividend, the payment of dividends in the future is subject to the discretion of Tyco's Board of
      Directors, which may consider such factors as Tyco's earnings, financial condition and other matters which it deems relevant.

                             TYCO OPERATING RESULTS
                            YEAR ENDED JUNE 30, 1996

    Tyco has announced results of operations for the fiscal year ended June 30, 1996 ("fiscal 1996"). Net income increased 25.1% to $310.1 million, or $2.03 per share, for fiscal 1996, compared to $247.8 million, or $1.64 per share for the fiscal year ended June 30, 1995 ("fiscal 1995") (before transaction costs associated with the acquisition of Kendall International, Inc. in fiscal 1995). Sales increased 12.2% to $5.090 billion in fiscal 1996 from $4.535 billion in fiscal 1995. Earnings of Tyco's Disposable and Specialty Products group increased 11.7% to $291.7 million in fiscal 1996 compared to $261.2 million in fiscal 1995. The increase is attributable to market expansion, reduced manufacturing costs and recent acquisitions for Kendall's health care business. These were offset in part by lower earnings of Tyco's packaging business, which was affected by pricing pressures due to uncertain raw material costs. Earnings of Tyco's Fire Protection group increased 48.1% to $128.1 million in fiscal 1996, compared to $86.5 million in 1995. The increase reflects improved margins in all geographic areas, particularly North America. Earnings of Tyco's Flow Control group increased 26.2% to $114.1 million in fiscal 1996, compared to $90.4 million fiscal 1995. The increase reflects higher earnings at each of the group's operating units, as well as recent acquisitions. Earnings of Tyco's Electrical and Electronic Components group increased 15.8% to $88.5 million in fiscal 1996, compared to $76.4 million in fiscal 1995. The increase reflects higher earnings at each of the group's operating units. See "Business of Tyco." Earnings of Tyco's four business groups are stated before deduction for general corporate expense, interest expense, extraordinary item and taxes.

    The following table sets forth the announced summary results of operations of Tyco for fiscal 1996, compared to Tyco's summary results of operations for fiscal 1995.

                                                                        FOR THE YEAR ENDED
                                                                  ------------------------------
                                                                  JUNE 30, 1996    JUNE 30, 1995
                                                                  -------------    -------------
                                                                  (IN THOUSANDS EXCEPT PER SHARE
                                                                             AMOUNTS)
Sales..........................................................    $ 5,089,828      $ 4,534,651
                                                                  -------------    -------------
                                                                  -------------    -------------
Income before income taxes and extraordinary item..............    $   523,897      $   384,878(1)
Income taxes...................................................       (213,750)        (168,285)
                                                                  -------------    -------------
Income before extraordinary item...............................        310,147          216,593
Extraordinary item, net of tax.................................        --                (2,600)(2)
                                                                  -------------    -------------
Net Income.....................................................    $   310,147      $   213,993
                                                                  -------------    -------------
                                                                  -------------    -------------
EARNINGS PER SHARE:
Income before extraordinary item...............................          $2.03            $1.43
Extraordinary item.............................................        --                 (0.02)
Net income per share(3)........................................           2.03             1.42
Common equivalent shares(3)....................................        152,862          151,018
                                                                  -------------    -------------
                                                                  -------------    -------------

- ------------

(1) Includes a charge of $37.2 million ($31.2 million after-tax) for fees and expenses related to the Kendall merger and integration of the combined companies.

(2) Resulting from the early extinguishment of $100 million of Kendall debt.

(3) All share and per share data has been restated to reflect the two-for-one stock split which was distributed on November 14, 1995.

                              THE SPECIAL MEETING

PURPOSE OF THE SPECIAL MEETING

    At the Special Meeting, holders of Carlisle Common Stock will consider and vote upon proposals to approve and adopt the Merger Agreement and such other matters as may properly be brought before the Special Meeting. Holders of approximately 92% of the voting power of the outstanding shares of Carlisle Common Stock as of the date of the Merger Agreement entered into certain Stockholder Agreements with Tyco pursuant to which such holders agreed, subject to certain terms and conditions, to vote in favor of the Merger Agreement. In the Merger, Carlisle will become a wholly-owned subsidiary of Tyco, and each outstanding share of Carlisle Common Stock will be converted into the right to receive that number of shares of Tyco Common Stock equal to the Exchange Ratio. See "The Merger."

    The Board of Directors of Carlisle has approved the Merger and the Merger Agreement and recommends that Carlisle stockholders vote FOR approval and adoption of the Merger Agreement. See "The Merger--Background of the Merger," "--Recommendations of the Board of Directors of Carlisle, and "--Interests of Certain Persons in the Merger."

RECORD DATE; VOTING RIGHTS; PROXIES

    The Carlisle Board of Directors has fixed the close of business on August 7, 1996, as the Record Date for determining holders entitled to notice of and to vote at the Special Meeting.

    As of the Record Date, there were 17,854,285 shares of Carlisle Common Stock issued and outstanding, consisting of 8,468,788 shares of Carlisle A Stock, each of which entitles the holder thereof to one vote, and 9,385,497 shares of Carlisle B Stock, each of which entitles the holder thereof to twenty votes. All shares of Carlisle Common Stock represented by properly executed proxies will, unless such proxies have been previously revoked, be voted in accordance with the instructions indicated in such proxies. IF NO INSTRUCTIONS ARE INDICATED, SUCH SHARES OF CARLISLE COMMON STOCK WILL BE VOTED IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

    Carlisle does not know of any matters other than as described in the accompanying Notice of Special Meeting that are to come before the Special Meeting. If any other matter or matters are properly presented for action at the Special Meeting, the persons named in the enclosed form of proxy and acting thereunder will have the discretion to vote on such matters in accordance with their best judgment, unless such authorization is withheld. A stockholder who has given a proxy may revoke it at any time prior to its exercise by giving written notice thereof to the Secretary of Carlisle, by signing and returning a later dated proxy, or by voting in person at the Special Meeting. Accordingly, Carlisle stockholders who have executed and returned proxy cards in advance of the Special Meeting may change their vote at any time prior to or at the Special Meeting; however, mere attendance at the Special Meeting will not in and of itself have the effect of revoking the proxy.

    Votes cast by proxy or in person at the Special Meeting will be tabulated by the election inspectors appointed for the meeting and will determine whether or not a quorum is present. The election inspectors will treat abstentions as shares that are present and entitled to vote for purposes of determining the presence of a quorum but as unvoted for purposes of determining the approval of any matter submitted to the stockholders for a vote. Similarly, if a broker indicates on the proxy that it does not have discretionary authority as to certain shares to vote on a particular matter, those shares will be considered as present and unvoted with respect to that matter.

SOLICITATION OF PROXIES

    Carlisle will bear its own cost of solicitation of proxies. Brokerage houses, fiduciaries, nominees and others will be reimbursed for their out-of-pocket expenses in forwarding proxy materials to beneficial owners of stock held in their names.

QUORUM

    The presence in person or by properly executed proxy of holders of the issued and outstanding shares of Carlisle Common Stock representing a majority of the votes entitled to be cast at the Special Meeting is necessary to constitute a quorum at the Special Meeting.

REQUIRED VOTE

    The approval of the Merger Agreement requires the affirmative vote of the holders of a majority of the voting power of the outstanding shares of Carlisle Common Stock. Abstentions and broker non-votes will have the effect of votes against approval of the Merger Agreement. In certain circumstances, including if Carlisle stockholders fail to approve and adopt the Merger Agreement, Carlisle may be obligated to pay Tyco a termination fee of $4 million, plus certain expenses. See "The Merger Agreement and Related Agreements--Termination--Fees and Expenses." As of the Record Date, directors and executive officers of Carlisle and their affiliates were beneficial owners of approximately 75% of the outstanding shares of Carlisle Common Stock. Holders of approximately 92% of the voting power of the Carlisle Common Stock outstanding as of the date of the Merger Agreement have entered into certain Stockholder Agreements with Tyco pursuant to which such holders have agreed, subject to certain terms and conditions, to vote in favor of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock. See "The Merger Agreement and Related Agreements" and "Security Ownership of Certain Beneficial Owners and Management of Carlisle."

    THE MATTERS TO BE CONSIDERED AT THE SPECIAL MEETING ARE OF GREAT IMPORTANCE TO THE STOCKHOLDERS OF CARLISLE. ACCORDINGLY, STOCKHOLDERS ARE URGED TO READ AND CAREFULLY CONSIDER THE INFORMATION PRESENTED IN THIS PROXY STATEMENT, AND TO COMPLETE, DATE, SIGN AND PROMPTLY RETURN THE ENCLOSED PROXY IN THE ENCLOSED POSTAGE-PAID ENVELOPE.

                                   THE MERGER

    This section of the Proxy Statement/Prospectus, as well as the next section of the Proxy Statement/Prospectus entitled "The Merger Agreement and Related Agreements," describe certain aspects of the proposed Merger. To the extent that it relates to the Merger Agreement, or the Stockholder Agreements, the following description does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, which is attached as Annex A to this Proxy Statement/Prospectus and is incorporated herein by reference, and such Stockholder Agreements, which are filed as exhibits to the Registration Statement. All stockholders are urged to read the Merger Agreement in its entirety.

GENERAL

    The Merger Agreement provides that the Merger will be consummated if the approval of the Carlisle stockholders required therefor is obtained and all other conditions to the Merger are satisfied or waived. Upon consummation of the Merger, Merger Sub will be merged with and into Carlisle, and Carlisle will become a wholly-owned subsidiary of Tyco.

    Pursuant to the Merger, each outstanding share of Carlisle Common Stock will be converted into the right to receive 0.172185 shares of Tyco Common Stock and a cash payment in lieu of any fractional share.

    Based upon the outstanding shares of Tyco and Carlisle as of July 31, 1996 and an Exchange Ratio of 0.172185 shares of Tyco Common Stock for each share of Carlisle Common Stock, the stockholders of Carlisle immediately prior to the consummation of the Merger will own approximately 2% of the outstanding Tyco Common Stock following consummation of the Merger.

EFFECTIVE TIME

    Consummation of the Merger will occur upon the filing of a Certificate of Merger with the Secretary of State of the State of Delaware (the "Certificate of Merger") or at such later time as is specified on such certificate (the "Effective Time"). The filing of the Certificate of Merger will occur as soon as practicable after the satisfaction or waiver of all conditions to the closing of the transactions contemplated by the Merger Agreement. The Merger Agreement may be terminated by either party if the Merger shall not have been consummated on or before October 31, 1996.

CONVERSION OF SHARES; PROCEDURES FOR EXCHANGE OF CERTIFICATES

    The conversion, at the Exchange Ratio, of Carlisle Common Stock into the right to receive Tyco Common Stock will occur automatically at the Effective Time.

    As soon as practicable after the Effective Time, a transmittal letter will be mailed by the Exchange Agent to each stockholder of Carlisle informing such stockholder of the procedures to follow in forwarding stock certificates representing Carlisle Common Stock to the Exchange Agent. Upon receipt of such Carlisle stock certificates, the Exchange Agent will deliver full shares of Tyco Common Stock to such stockholder and cash in lieu of fractional shares pursuant to the terms of the Merger Agreement and in accordance with the transmittal letter, together with any dividends or other distributions to which such stockholder is entitled.

    If any issuance of shares of Tyco Common Stock in exchange for shares of Carlisle Common Stock is to be made to a person other than the Carlisle stockholder in whose name the certificate is registered at the Effective Time, it will be a condition of such exchange that the certificate so surrendered be properly endorsed or otherwise in proper form for transfer and that the Carlisle stockholder requesting such issuance either pay any transfer or other tax required or establish to the satisfaction of Tyco that such tax has been paid or is not payable.

    After the Effective Time, there will be no further transfers of Carlisle Common Stock on the stock transfer books of Carlisle. If a certificate representing Carlisle Common Stock is presented for transfer, it will be cancelled and a certificate representing the appropriate number of full shares of Tyco Common Stock and cash in lieu of fractional shares and any dividends and distributions will be issued in exchange therefor.

    After the Effective Time and until surrendered, shares of Carlisle Common Stock will be deemed for all corporate purposes, other than the payment of dividends and distributions, to evidence ownership of the number of full shares of Tyco Common Stock into which such shares of Carlisle Common Stock were converted on the Effective Time. No dividends or other distributions, if any, payable to holders of Tyco Common Stock will be paid to the holders of any certificates for shares of Carlisle Common Stock until such certificates are surrendered. Upon surrender of such certificates, all such declared dividends and distributions which shall have become payable with respect to such Tyco Common Stock in respect of a record date after the Effective Time will be paid to the holder of record of the full shares of Tyco Common Stock represented by the certificate issued in exchange therefor, without interest. See "The Merger Agreement and Related Agreements--Exchange of Certificates."

    CARLISLE STOCKHOLDERS SHOULD NOT FORWARD STOCK CERTIFICATES TO THE EXCHANGE AGENT UNTIL THEY HAVE RECEIVED TRANSMITTAL LETTERS. CARLISLE STOCKHOLDERS SHOULD NOT RETURN STOCK CERTIFICATES WITH THE ENCLOSED PROXY.

BACKGROUND OF THE MERGER

    In early July 1995, Tyco identified Carlisle as a potential acquisition opportunity. On July 14, 1995, after an initial meeting between representatives of Tyco and William H. Binnie, Chairman of Carlisle, Tyco executed a confidentiality letter with respect to its receipt of non-public information from Carlisle.

    Following execution of the confidentiality letter, during July, August and September, Tyco conducted a due diligence investigation of Carlisle, including document reviews, visits to Carlisle facilities and meetings with representatives of Carlisle. During September and October, representatives of Tyco and Carlisle conducted a series of meetings and conference calls to negotiate the terms of a possible business combination. The representatives tentatively agreed that they would recommend to their respective Boards of Directors a transaction in which each share of Carlisle Common Stock would be exchanged for a fraction of a share of Tyco Common Stock, with an exchange ratio based upon a per share value of Carlisle Common Stock of $6.00, subject to increase or decrease of up to 5% depending on the average price of Tyco Common Stock during a specified period prior to the Merger. The agreement of the parties was subject to Tyco's satisfactory completion of its due diligence, the negotiation of definitive merger documentation and approval by the parties' respective Boards of Directors.

    In October 1995, Tyco became concerned with the recent financial results of Carlisle. On October 16, 1995, representatives of Tyco informed Mr. Binnie that the Tyco Board of Directors had determined not to proceed with the proposed business combination. The Carlisle Board of Directors was informed of this decision in a telephonic meeting the next day. In a letter dated October 31, 1995, Carlisle requested the return of all due diligence materials from Tyco.

    In February 1996, a representative of Tyco met with Mr. Binnie at Mr. Binnie's request. At the meeting, Mr. Binnie reviewed Carlisle's restructuring during the last quarter of 1995, pursuant to which Carlisle exited its private label grocery and plastic container businesses, and Carlisle's implementation of certain cost cutting programs. Mr. Binnie also discussed Carlisle's initial operating results for January 1996. The Tyco representative indicated that, depending on Carlisle's operating results for the first quarter of 1996, Tyco might be interested in renewing negotiations regarding a possible business combination.

    In a telephone conversation on April 24, 1996, Mr. Binnie discussed Carlisle's first quarter results with L. Dennis Kozlowski, Chairman, President and Chief Executive Officer of Tyco. Based on this discussion, Mr. Kozlowski indicated that Tyco was interested in reopening negotiations concerning an acquisition of Carlisle. On April 26, 1996, Mr. Binnie met with senior management of Tyco, who requested of Carlisle more detailed financial information, including Carlisle's five-year business plan. During the week of April 26, Tyco resumed its due diligence of Carlisle, which had been discontinued after negotiations between the parties terminated in the fall of 1995.

    On April 30, 1996, Carlisle retained Goldman Sachs as its financial advisor in connection with the possible sale of all or a portion of the stock or assets of Carlisle. Carlisle selected Goldman Sachs as its financial advisor because Goldman Sachs is an internationally recognized investment banking firm having substantial experience in transactions similar to the Merger.

    On May 3, 1996, in a telephonic conference among representatives of Tyco and Carlisle, the companies' representatives tentatively agreed that they would recommend to their respective Boards of Directors a transaction in which Tyco would acquire Carlisle in a stock-for-stock merger. Carlisle's representatives proposed an exchange ratio based on a purchase price per share of Carlisle Common Stock of $7.00 and Tyco's representatives proposed a per share price of Carlisle Common Stock of $6.00. The companies' representatives arrived at an agreement in which each outstanding share of Carlisle Common Stock would be exchanged for 0.172185 shares of Tyco Common Stock and each outstanding option to acquire Carlisle Common Stock would be exchanged for an option to acquire Tyco Common Stock on an equivalent basis. The Exchange Ratio was based on a purchase price per share of Carlisle Common Stock of $6.50, and a price per share of Tyco Common Stock of $37.75, which was the closing price of Tyco Common Stock on the New York Stock Exchange on May 3, 1996. The tentative agreement was subject to Tyco's satisfactory completion of its due diligence, the negotiation of definitive merger documentation and approval of the Boards of Directors of Tyco and Carlisle. Tyco continued its due diligence investigation of Carlisle during the first two weeks of May 1996, and counsel to Tyco circulated a draft Merger Agreement based largely upon the documentation that had been negotiated in the fall of 1995.

    In telephonic meetings on May 7 and 13, 1996, the Board of Directors of Carlisle considered the proposed terms of the Merger and various business issues related to the transaction. On May 10, 1996, the Board of Directors of Tyco met by conference call to consider the terms of the proposed merger transaction. The Tyco Board concluded that the Merger was in the best interests of Tyco's stockholders, unanimously approved the proposed terms and authorized Tyco's officers to complete and execute the documentation for the transaction.

    On May 14, 1996, representatives of Tyco and Carlisle, the parties' respective legal counsel and Carlisle's financial advisor, met to negotiate certain remaining legal issues relating to the Merger Agreement and to the Stockholder Agreements to be executed by Carlisle's principal stockholders.

    Later on the same day, Carlisle's Board of Directors convened a telephonic meeting. The Carlisle Board was informed of the results of the negotiations between the parties, and Goldman Sachs provided to the Carlisle Board its oral opinion that the Exchange Ratio pursuant to the Merger Agreement was fair to the Carlisle stockholders. The Carlisle Board of Directors then unanimously approved the Merger.

    After approval of the Merger by the Board of Directors of Carlisle, on May 14, 1996, the Merger Agreement and the Stockholder Agreements were executed by the appropriate parties. The transaction was publicly announced before the opening of business on the morning of May 15, 1996.

REASONS FOR THE MERGER

    Tyco believes that the Merger is in keeping with its corporate growth strategy, which includes growth through acquisitions where attractive acquisition opportunities present themselves that are likely to benefit from cost reductions and synergies with Tyco's existing operations and that are expected to be non-dilutive. In particular, Tyco believes that there are several significant benefits from this transaction, including: (i) utilization of Tyco's existing manufacturing expertise in packaging, coatings, and polyethylene products to expand production of higher margin products in the mass merchandise and retail product markets in which Carlisle is active; (ii) utilization of Carlisle's distribution network to support additional products to be developed and/or acquired by Tyco or Carlisle; (iii) utilization of Tyco's strong presence in the polyethylene film and packaging industry to support industrial sales of Carlisle's plastic sheeting products; and (iv) reduction of certain Carlisle corporate costs including possible elimination of excess facilities and potential cost reductions for materials and services, including resin and freight, due to increased economies of scale.

RECOMMENDATION OF THE BOARD OF DIRECTORS OF CARLISLE

    The Board of Directors of Carlisle has unanimously approved the Merger Agreement, has determined unanimously that the Merger is advisable and fair to, and in the best interests of, Carlisle and its stockholders and recommends that holders of shares of Carlisle Common Stock vote FOR approval and adoption of the Merger Agreement.

    In reaching its decision to approve the Merger Agreement and to recommend that Carlisle's stockholders vote to approve and adopt the Merger Agreement, Carlisle's Board of Directors considered the following material factors in determining the Merger was in the best interests of Carlisle stockholders: (i) the opportunity for Carlisle stockholders to receive shares of Tyco Common Stock in a tax-free exchange valued at a significant premium over the existing market price for shares of Carlisle A Stock prevailing prior to the public announcement of the Merger; (ii) the opportunity for Carlisle stockholders to participate, as holders of Tyco Common Stock, in a larger, more strategically balanced company of which Carlisle would become a part; and (iii) the substantially larger public float and trading volume of shares of Tyco Common Stock compared to the public float and trading volume of Carlisle A Stock which should provide Carlisle's stockholders with greater liquidity in their investment.

    In addition, the Carlisle Board of Directors considered the following factors in determining the financial fairness of the Merger to Carlisle: (i) its knowledge of the business, operations, properties, assets, financial condition and operating results of Carlisle and Tyco including, among other things, Tyco's recent and historical stock and earnings performance, the demonstrated ability of Tyco to successfully implement a consistent earnings growth strategy, the ability of Tyco to access the capital markets and the possibility of efficiencies and cost savings arising from the Merger; (ii) judgments as to

Carlisle's future prospects, particularly in light of Carlisle's historical earnings volatility; (iii) presentations by Carlisle's management and by Goldman Sachs, Carlisle's financial advisor, with respect to Carlisle and Tyco; (iv) the opinion of Goldman Sachs as to the fairness of the Exchange Ratio to the stockholders of Carlisle (see "Opinion of Carlisle's Financial Advisor" below);
(v) the terms of the Merger Agreement, which were the product of extensive arm's length negotiations (see "The Merger Agreement and Related Agreements"); (vi) the historical trading prices, dividend rates and trading activity for Carlisle Common Stock and Tyco Common Stock; (vii) Carlisle's relatively high degree of financial leverage and the need to refinance $19.1 million and $105 million in debt which is due in March 1997 and June 1997, respectively; (viii) the compatibility of the respective business philosophies of Tyco and Carlisle; and
(ix) the ability of Carlisle's Board of Directors to terminate the Merger Agreement under certain circumstances.

    The Carlisle Board of Directors also considered the loss of independence which would result from being a wholly-owned subsidiary of Tyco. The Board of Directors concluded, however, that the benefits of the Merger to Carlisle and its stockholders outweighed the loss of independence.

    The foregoing discussion of the information and factors considered by the Carlisle Board of Directors is not intended to be exhaustive. In view of the variety of factors considered in connection with its evaluation of the Merger, the Carlisle Board of Directors did not find it practicable to and did not quantify or otherwise assign relative weights to the specific factors considered in reaching its determination. In addition, individual members of the Carlisle Board of Directors may have given different weights to different factors. For a discussion of the interests of certain members of Carlisle's management and Carlisle's Board of Directors in the Merger, see "Interests of Certain Persons in the Merger" below.

    THE CARLISLE BOARD OF DIRECTORS RECOMMENDS THAT THE HOLDERS OF CARLISLE COMMON STOCK VOTE FOR APPROVAL AND ADOPTION OF THE MERGER AGREEMENT.

OPINION OF CARLISLE'S FINANCIAL ADVISOR

    On May 14, 1996, Goldman Sachs delivered its oral opinion to the Board of Directors of Carlisle that, as of the date of such opinion, the Exchange Ratio pursuant to the Merger Agreement was fair to the holders of Carlisle Common Stock. Goldman Sachs subsequently delivered its written opinion, dated as of the date hereof, to the Board of Directors of Carlisle to the effect that, as of the date hereof, the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Carlisle Common Stock.

    THE FULL TEXT OF THE WRITTEN OPINION OF GOLDMAN SACHS, DATED AS OF THE DATE OF THIS PROXY STATEMENT/PROSPECTUS, WHICH SETS FORTH ASSUMPTIONS MADE, MATTERS CONSIDERED AND LIMITATIONS ON THE REVIEW UNDERTAKEN IN CONNECTION WITH THE OPINION, IS ATTACHED AS ANNEX B TO THIS PROXY STATEMENT/PROSPECTUS AND IS INCORPORATED HEREIN BY REFERENCE. STOCKHOLDERS OF CARLISLE ARE URGED TO, AND SHOULD, READ SUCH OPINION IN ITS ENTIRETY.

    In connection with its opinion, Goldman Sachs reviewed, among other things,
(i) the Merger Agreement; (ii) this Proxy Statement/Prospectus; (iii) the Registration Statement on Form S-4 including the Joint Proxy Statement/Prospectus dated September 21, 1994 of Tyco and Kendall; (iv) Annual Reports to Stockholders and Annual Reports on Form 10-K of Carlisle for the five years ended December 31, 1995; (v) Annual Reports to Stockholders and Annual Reports on Form 10-K of Tyco for the five fiscal years ended June 30, 1995; (vi) certain interim reports to stockholders and Quarterly Reports on Form 10-Q of Carlisle and Tyco; (vii) certain other communications from Carlisle and Tyco to their respective stockholders; and (viii) certain internal financial analyses and forecasts for Carlisle and Tyco prepared by their respective managements. Goldman Sachs also held discussions with members of the senior management of Carlisle and Tyco regarding the past and current business operations, financial condition, and future prospects of their respective companies. In addition, Goldman Sachs reviewed the reported price and trading activity for Carlisle A Stock and Tyco Common Stock, compared certain financial and stock market information for Carlisle and Tyco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the plastic consumer goods and plastic packaging industries specifically and in other industries generally and performed such other studies and analyses as it considered appropriate.

    Goldman Sachs relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by it for purposes of its opinion. In addition, Goldman Sachs has not made an independent evaluation or appraisal of the assets and liabilities of Carlisle or Tyco or any of their respective subsidiaries and Goldman Sachs has not been furnished with any such evaluation or appraisal.

    The following is a summary of certain of the financial analyses used by Goldman Sachs in connection with providing its oral opinion to the Carlisle Board of Directors on May 14, 1996. Goldman Sachs used substantially the same type of financial analyses in connection with providing the written opinion attached hereto as Annex B.

    (i) Selected Companies Analysis. Goldman Sachs reviewed and compared certain financial information relating to Carlisle to corresponding financial information for eight publicly traded companies in the plastic packaging industry: AEP Industries Inc., Applied Extrusion Technologies, Inc., Atlantis Plastics, Inc., Bemis Co., Inc., Liqui-Box Corp., Sealright Co., Inc., Sonoco Products Co. and Tuscarora Inc. (the "Selected Companies"). The public market multiples of Carlisle and the Selected Companies were calculated using closing stock prices on May 10, 1996. The multiples and ratios for Carlisle were based on information provided by Carlisle management and the multiples for each of the Selected Companies were based on the most recent publicly available information.

    Goldman Sachs considered, among other multiples and ratios, levered market capitalization (i.e., market value of common equity plus book value of debt, less cash) as a multiple of last twelve months' ("LTM") sales (the "Sales Multiple"), as a multiple of LTM earnings before interest, taxes, depreciation and amortization ("EBITDA") (the "EBITDA Multiple"), and as a multiple of LTM earnings before interest and taxes ("EBIT") (the "EBIT Multiple"). Goldman Sachs' analyses indicated that (i) the Sales Multiple ranged from 0.56x to 1.18x for the Selected Companies, compared with a Sales Multiple of 0.64x for Carlisle; (ii) the EBITDA Multiple ranged from 5.2x to 8.4x for the Selected Companies, compared with an EBITDA Multiple of 7.0x for Carlisle and (iii) the EBIT Multiple ranged from 7.0x to 18.3x for the Selected Companies, compared with an EBIT Multiple of 13.7x for Carlisle. Goldman Sachs also considered (i) estimated calendar year 1996 and 1997 price/earnings ratios, which for the Selected Companies ranged from 9.2x to 17.1x for estimated calendar year 1996 and 7.7x to 18.2x for estimated calendar year 1997, compared with 13.5x and 9.8x, respectively, for Carlisle; (ii) LTM EBIT margins and LTM EBITDA margins, which for the Selected Companies ranged from 4.1% to 15.3% and 7.7% to 20.6%, respectively, compared with 4.7% and 9.2%, respectively, for Carlisle; (iii) three-year compound annual growth rates ("CAGRs") of sales for the three most recent fiscal years, which for the Selected Companies ranged from 3.7% to 88.7%, compared with 5.8% for Carlisle; (iv) debt to total capitalization ratios, which for the Selected Companies ranged from 0.0% to 81.2%, compared with 79.8% for Carlisle; and (v) three-year CAGRs of EBIT, which for the Selected Companies ranged from negative 25.1% to 220.6%, compared with 11.7% for Carlisle.

    (ii) Selected Transactions Analysis. Goldman Sachs analyzed certain information relating to selected transactions in the plastic consumer goods and plastic packaging industries since 1983 (the "Selected Transactions"). Such analysis indicated that, for the Selected Transactions, (i) levered aggregate consideration as a multiple of LTM sales ranged from 0.37x to 2.02x, as compared with 0.7x for the levered aggregate consideration to be received in the Merger,
(ii) levered aggregate consideration as a multiple of LTM EBITDA ranged from 3.2x to 13.6x, as compared with 7.8x for the levered aggregate consideration to be received in the Merger, and (iii) levered aggregate consideration as a multiple of LTM EBIT ranged from 3.9x to 43.1x, as compared with 15.3x for the levered aggregate consideration to be received in the Merger. In all cases noted above the consideration to be received in the Merger was valued based on a price of $38.00 per share of Tyco Common Stock, the closing price on May 10, 1996. The Selected Transactions are (the owner of a party is indicated in parentheses):
Tenneco Inc.'s acquisition of The Mobil Plastics Division (Mobil Corporation) in November of 1995, LinPac Mouldings Ltd.'s acquisition of the 43% of Ropak Corp. it did not then own in May of 1995, Applied Extrusion Technologies Inc.'s acquisition of the packaging film group of Hercules Inc. in April of 1994, Altus Finance S.A.'s (Credit Lyonnais S.A.) acquisition of Compagnie General de Packaging S.A. (Finalliance S.A.) in December 1993, British Polythene Industries Plc's acquisition of Sonoco Polysak Europe in March of 1993, Conagra Inc.'s acquisition of United Plastic Films Inc. in February of 1993, Crown Cork & Seal Company's acquisition of Constar International Inc. in October of 1992, Bowater Plc's acquisition of DRG Packaging (Pembridge Investments Ltd.) in March of 1992, Ekco Group Inc.'s acquisition of Frem Corp. in January of 1992, Huhtamaki OY's acquisition of Sweetheart International Ltd. (Fort Howard Corporation) in December of 1991, JV-Viatech, Inc.'s acquisition of Continental Plastic Containers Inc. in November of 1991, British Polythene Industries Plc's acquisition of Courtalds Plastic Films Ltd. (Courtalds Plc) in September of 1991, Sealed Air Corporation's acquisition of Sentinel Holdings, Inc. in August of 1991, Carlisle's acquisition of Rhino-X Industries in July of 1991, Mobil Corporation's acquisition of Tucker Housewares Inc. (Hanson Plc) in October of 1990, Rubbermaid Inc.'s acquisition of Eldon Industries Inc. in October of 1990, Reckitt & Colman Plc's acquisition of Boyle-Midway Household Products (American Home Products Corporation) in June of 1990 Carlisle's acquisition of American Western Corp. in March of 1990, a management group's acquisition of Chelsea Industries Inc. in October of 1989, Salomon Brothers Holding Company Inc.'s and D.P. Kelly & Associates L.P.'s acquisition of Envirodyne Industries Inc. in June of 1989, Dowbrands Inc.'s (Dow Chemical) acquisition of the European household business of First Brands Corporation in June of 1989, Carlisle's acquisition of A&E Products Ltd in April of 1989, Carlisle's acquisition of Poly-Tech Inc. in april of 1989, Sanford Corporation's acquisition of Sterling Plastics Company (Borden, Inc.) in September of 1988, the Atlantis Group, Inc.'s acquisition of Linear Films, Inc. in July of 1988, Centronics Corp.'s acquisition of Ekco Group Inc. in October of 1987, Newell Company's acquisition of Anchor Hocking Corp. in July of 1987, Envirodyne Industries Inc.'s acquisition of the Filmco Division of RJR Nabisco Corporation in December of 1986, First Brands Corporation's (an investor group led by First Boston) acquisition of the home and automotive products business of Union Carbide Corporation in July of 1986, Fort Howard Paper Company's acquisition of Lily-Tulip Inc. in June of 1986, Carlisle's acquisition of Bercon Packaging Inc. in August of 1985, a management group's acquisition of the Poly-Tech division of U.S. Industries, Inc. in October of 1984, and the Fort Howard Paper Company's acquisition of the Maryland Cup Corporation in August of 1983.

    (iii) Discounted Cash Flow Sensitivity Analysis. Goldman Sachs performed a discounted cash flow sensitivity analysis of the present value per share of Carlisle Common Stock under a range of assumptions for Carlisle's future sales growth and sustainable EBITDA margins. Goldman Sachs assumed a 12% discount rate, a terminal (year 2005) EBITDA multiple of 6.0x, net debt of $179 million and 17.85 million shares outstanding. Such analysis indicated that, assuming sales growth rates ranging from 5.0% to 8.0% per year for the period 1997 to 2005 and sustainable EBITDA margins ranging from 12.0% to 14.0% for the period 1996 to 2005, the present value per share of Carlisle Common Stock ranged from $4.71 (at 5.0% sales growth and a 12.0% EBITDA margin) to $11.07 (at 8.0% sales growth and a 14.0% EBITDA margin).

    (iv) Pro Forma Merger Analysis. Goldman Sachs prepared pro forma analyses of the financial impact of the Merger. Using earnings estimates for Carlisle prepared by Carlisle management for the years 1997 and 1998 (as adjusted by Goldman Sachs to conform to Tyco's fiscal year) and IBES estimates for Tyco's earnings for the fiscal years 1997 and 1998, along with certain other estimates and assumptions, Goldman Sachs estimated the impact of the Merger on the combined company's earnings per share ("EPS") for the fiscal years 1997 and 1998. If the Merger were accounted for as a stock purchase, Goldman Sachs' analysis indicated that (i) assuming that the Merger produced no synergies, the Merger would be non-dilutive to EPS in fiscal 1997 and would be slightly accretive to EPS in fiscal 1998, and (ii) assuming that the Merger resulted in $10 million worth of pre-tax synergies, the Merger would be slightly accretive to EPS in fiscal 1997 and fiscal 1998.

    (v) Contribution Analysis. Goldman Sachs reviewed certain historical operating and financial information for Carlisle, Tyco and the pro forma combined entity resulting from the Merger. Based on such information, Goldman Sachs analyzed the actual relative income statement contributions of Carlisle and Tyco to the combined company on a pro forma basis for the twelve months ended December 31, 1995 and the three months ended March 31, 1996. The contribution analysis indicated that (i) in the twelve months ended December 31, 1995 Carlisle would have contributed 8.1% of the revenues, 5.5% of the EBITDA, 3.4% of the EBIT and negative 1.0% of the net income of the combined company and
(ii) in the three months ended March 31, 1996 Carlisle would have contributed 7.0% of the revenues, 6.2% of the EBITDA, 5.1% of the EBIT and 1.9% of the net income of the combined company. In addition to the contribution analysis, Goldman Sachs also calculated the equity ownership of the combined company by former Carlisle and Tyco shareholders based on the Exchange Ratio and the number of shares of Carlisle and Tyco outstanding. The ownership analysis indicated that former Carlisle shareholders would own approximately 2% of the equity of the combined company.

    (vi) Historical Exchange Ratio Analysis. Goldman Sachs calculated the premium represented by the Exchange Ratio over the actual ratio of the stock prices of Carlisle A Stock and Tyco Common Stock on May 10, 1996 (the "Reference Date") and various historical periods prior to the Reference Date. Goldman Sachs' analysis found that the Exchange Ratio represented a 30.9% premium over the actual ratio on the Reference Date, a 35.0% premium over the weighted average actual ratio for the month prior to the Reference Date, a 42.8% premium over the weighted average actual ratio for the three months prior to the Reference Date, a 32.9% premium over the weighted average actual ratio for the six months prior to the Reference Date and an 11.1% premium over the weighted average ratio for the twelve months prior to the Reference Date.

    The foregoing summary does not purport to be a complete description of the analyses performed by Goldman Sachs and is qualified by reference to the written opinion of Goldman Sachs set forth in Annex B hereto. The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth above, without considering Goldman Sachs' analyses as a whole, could create an incomplete view of the processes underlying Goldman Sachs' opinion. In arriving at its fairness determination, Goldman Sachs considered the results of all of its analyses and did not separately consider the extent to which any one analysis supports the fairness determination. No company or transaction used in the above analyses as a comparison is identical to Carlisle or Tyco or the Merger.

The analyses were prepared solely for purposes of Goldman Sachs' providing its opinion to the Carlisle Board of Directors as to the fairness of the Exchange Ratio pursuant to the Merger Agreement to the holders of Carlisle Common Stock and do not purport to be appraisals or to necessarily reflect the prices at which businesses or securities actually may be sold or may trade in the future. Analyses based upon forecasts of future results are not necessarily indicative of actual future results, which may be significantly more or less favorable than suggested by such analyses. Because such analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties or their respective advisors, none of Carlisle, Tyco, Goldman Sachs or any other person assumes responsibility if future results are different from those projected. As described above, Goldman Sachs' opinion to the Board of Directors of Carlisle was one of many factors taken into consideration by the Carlisle Board of Directors in making its determination to approve the Merger Agreement.

    Goldman Sachs, as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements, and valuations for estate, corporate and other purposes.

    Goldman Sachs provides a full range of financial, advisory and brokerage services and in the course of its normal trading activities may from time to time effect transactions and hold positions in the securities or options on securities of Carlisle and/or Tyco for its own account and for the account of customers.

    Pursuant to a letter agreement dated April 30, 1996 (the "Engagement Letter"), Carlisle engaged Goldman Sachs to act as its financial advisor in connection with the possible sale of all or a portion of the stock or assets of Carlisle. Pursuant to the terms of the Engagement Letter, Carlisle has agreed to pay Goldman Sachs upon consummation of the Merger a transaction fee of 1% of the aggregate consideration paid in the Merger. For this purpose, the term "aggregate consideration" includes the total consideration paid in respect of Carlisle equity securities and the principal amount of all indebtedness for borrowed money as set forth on the most recent consolidated balance sheet of Carlisle prior to the consummation of the Merger. Carlisle has also agreed to reimburse Goldman Sachs for its reasonable out-of-pocket expenses, including attorney's fees, and to indemnify Goldman Sachs against certain liabilities, including certain liabilities under the federal securities laws.

CERTAIN CONSIDERATIONS

    In deciding whether to approve and adopt the Merger Agreement, stockholders of Carlisle should carefully evaluate the information contained in this Proxy Statement/Prospectus and, in particular, the following factors: (i) the relative stock prices of Tyco Common Stock and Carlisle A Stock at the Effective Time may vary significantly from the prices as of the date of execution of the Merger Agreement, the date of this Proxy Statement/Prospectus or the date on which stockholders vote on the Merger Agreement; (ii) the Merger Agreement does not contain any provisions for adjustment of the Exchange Ratio based on fluctuations in such stock prices; accordingly, the value of the consideration to be received by stockholders of Carlisle upon consummation of the Merger will depend on the market price of Tyco Common Stock at the Effective Time; (iii) following the Merger, the trading price of Tyco Common Stock could be subject, among other things, to fluctuations in response to general business and market conditions, competitive factors in the various industries in which Tyco competes and variations in Tyco's operating and financial results; and (iv) Tyco's historical stock and earnings performance is not necessarily indicative of its future stock price or earnings results.

INTERESTS OF CERTAIN PERSONS IN THE MERGER

    In considering the recommendation of the Carlisle Board of Directors with respect to the Merger Agreement and the transactions contemplated thereby, Carlisle stockholders should be aware that certain members of Carlisle management and the Carlisle Board of Directors have certain interests in the Merger that are in addition to the interests of stockholders of Carlisle generally.

    Each of Clifford A. Deupree, a member of Carlisle's Board of Directors and Carlisle's Chief Executive Officer, and Patrick J. O'Leary, a member of Carlisle's Board of Directors and Carlisle's Chief Financial Officer is a party to an employment agreement that provides that if his employment is terminated within 36 months of a change in control (as defined) of Carlisle for reasons other than death, good cause (as defined), retirement or resignation other than for good reason (as defined), he will receive a lump sum severance payment equal to 24 months average monthly compensation (based upon the average monthly compensation for the 12 month period immediately preceding the date of termination). Voluntary termination of employment for any reason by each such officer during the period commencing on the 31st day following a change in control and ending on the 360th day following such event is deemed good reason for such purposes. The Merger will be deemed a "change in control" for the purposes of each such employment agreement.

    In 1994, Mr. Deupree received a $100,000 loan from Carlisle in connection with his relocation to Phoenix, Arizona. Pursuant to the terms of such loan agreement, the principal amount of the loan will be forgiven upon the occurrence of a change in control.

    Options to acquire 1,187,500 shares of Carlisle A Stock at a range of $4-$9.50 per share have been granted to the officers and directors of Carlisle, as a group. These options will be converted in the Merger, pursuant to the Merger Agreement, into fully vested and exercisable options to purchase Tyco Common Stock. See "Effect on Employee Benefits Plans" below and "The Merger Agreement and Related Agreements--Terms of the Merger-Options."

    The Merger Agreement provides that after the Effective Time, the Surviving Corporation (as defined) shall, to the fullest extent permitted under the law or Carlisle's or the Surviving Corporation's Certificate of Incorporation or By-Laws indemnify and hold harmless each present and former director, officer or employee of Carlisle and its subsidiaries, against any losses, claims, damages, costs or expenses (including attorneys' fees), judgments, fines, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, arising out of the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in Carlisle's Certificate of Incorporation or By-Laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, for a period of six years after such date. Tyco has agreed in the Merger Agreement that the provisions with respect to indemnification in Carlisle's By-Laws existing on the date of the Merger Agreement shall continue in full force and effect in the By-Laws of the Surviving Corporation, and shall not be modified in any way that would adversely affect the rights thereunder of any individuals who were directors, officers, employees or agents of Carlisle as of the Effective Time, for a period of not less than six years from the Effective Time. The Merger Agreement provides that Tyco will cause the Surviving Corporation to maintain directors' and officers' liability insurance policies as currently maintained by Carlisle for three years after the Effective Time to the extent that such policies are obtainable at an annual cost of not greater than twice Carlisle's annual premium as of the date of the Merger Agreement; provided that if such coverage is not available for such amount, the Surviving Corporation shall purchase as much coverage as possible for such amount. Tyco has guaranteed the Surviving Corporation's obligations under these provisions. See "The Merger Agreement and Related Agreements--Additional Agreements."

MATERIAL FEDERAL INCOME TAX CONSEQUENCES

    It is a condition to the obligations of Carlisle to consummate the Merger that Carlisle receive an opinion of Weil, Gotshal & Manges LLP as of the Effective Time that the Merger constitutes a reorganization under section 368 of the Code, and a condition to the obligations of Tyco to consummate the Merger that Tyco receive an opinion of Kramer, Levin, Naftalis & Frankel to the same effect. Such opinions will be based upon facts existing at the date hereof and at the Effective Time, and, in rendering the opinions of counsel referred to in this section, such counsel will rely upon representations, made as of the Effective Time, by Carlisle, Tyco and certain stockholders of Carlisle, which counsel will assume to be true, correct and complete, including representations as to the intent of the historic stockholders of Carlisle to retain ownership of the Tyco Common Stock they receive in the Merger. If such representations are untrue, incorrect or incomplete, the opinions could be adversely affected. No ruling has been sought from the Internal Revenue Service as to the Federal income tax consequences of the Merger, and the opinions of counsel set forth herein are not binding upon the Internal Revenue Service or any court.

    Subject to the limitations and qualifications referred to herein, and assuming the Merger is treated as a reorganization under Section 368 of the Code, Weil, Gotshal & Manges LLP, counsel to Carlisle, is of the opinion as to the matters set forth in 1-3 below, and Kramer, Levin, Naftalis & Frankel, counsel to Tyco, is of the opinion as to the matters set forth in 4 below.

    1. No gain or loss will be recognized by a Carlisle stockholder upon the exchange of his or her Carlisle Common Stock for Tyco Common Stock, except that a Carlisle stockholder who receives cash proceeds in lieu of a fractional share interest in Tyco Common Stock will recognize gain or loss equal to the difference between such proceeds and the tax basis allocated to the fractional share interest. Such gain or loss will constitute capital gain or loss if such stockholder's Carlisle Common Stock is held as a capital asset at the Effective Time and will be long-term capital gain or loss if shares of Carlisle Common Stock have been held for more than one year at the Effective Time.

    2. The tax basis of the Tyco Common Stock received by a Carlisle stockholder will be the same as such stockholder's tax basis in the Carlisle Common Stock surrendered in exchange therefor, decreased by the tax basis allocated to any fractional share interest exchanged for cash.

    3. The holding period of the Tyco Common Stock received by a Carlisle stockholder will include the period during which the Carlisle Common Stock surrendered in exchange therefor was held (provided that such Carlisle Common Stock was held by such Carlisle stockholder as a capital asset at the Effective
Time).

    4. No gain or loss will be recognized by Carlisle, Tyco or Merger Sub as a result of the Merger.

    THE FOREGOING DISCUSSION IS INTENDED ONLY AS A SUMMARY OF THE MATERIAL FEDERAL INCOME TAX CONSEQUENCES OF THE MERGER AND DOES NOT PURPORT TO BE A COMPLETE ANALYSIS OR LISTING OF ALL POTENTIAL TAX EFFECTS RELEVANT TO A DECISION WHETHER TO VOTE IN FAVOR OF APPROVAL AND ADOPTION OF THE MERGER AGREEMENT AND THE MERGER. THE DISCUSSION DOES NOT ADDRESS THE TAX CONSEQUENCES THAT MAY BE RELEVANT TO A PARTICULAR CARLISLE STOCKHOLDER SUBJECT TO SPECIAL TREATMENT UNDER CERTAIN FEDERAL INCOME TAX LAWS, SUCH AS DEALERS IN SECURITIES, BANKS, INSURANCE COMPANIES, TAX-EXEMPT ORGANIZATIONS, NON-UNITED STATES PERSONS AND STOCKHOLDERS WHO ACQUIRED CARLISLE COMMON STOCK PURSUANT TO THE EXERCISE OF CARLISLE OPTIONS OR OTHERWISE AS COMPENSATION, NOR ANY CONSEQUENCES ARISING UNDER THE LAWS OF ANY STATE, LOCALITY OR FOREIGN JURISDICTION. MOREOVER, THE TAX CONSEQUENCES TO HOLDERS OF CARLISLE OPTIONS ARE NOT DISCUSSED. THE DISCUSSION IS BASED UPON THE CODE, TREASURY REGULATIONS THEREUNDER AND ADMINISTRATIVE RULINGS AND COURT DECISIONS AS OF THE DATE HEREOF. ALL OF THE FOREGOING ARE SUBJECT TO CHANGE, AND ANY SUCH CHANGE COULD AFFECT THE CONTINUING VALIDITY OF THIS DISCUSSION. CARLISLE STOCKHOLDERS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS CONCERNING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE MERGER TO THEM.

ACCOUNTING TREATMENT

    The Merger will be treated for accounting purposes in accordance with the rules for purchase accounting, as a result of which the assets and liabilities of Carlisle will be recorded on Tyco's books at their estimated fair market value with the remaining purchase price reflected as goodwill. See the Notes to the Pro Forma Financial Statements elsewhere in this Proxy Statement/Prospectus.

EFFECT ON EMPLOYEE BENEFITS PLANS

    At the Effective Time, each then outstanding option to purchase Carlisle Common Stock granted under the Carlisle Plastics, Inc. 1991 Employee Incentive Plan (the "Employee Plan"), an agreement to issue options to acquire Carlisle Common Stock to a certain Director of Carlisle or any other stock plan or agreement of the Company (collectively, the "Carlisle Stock Option Plans"), whether or not then vested, will be assumed by Tyco and will be deemed to constitute a fully vested and exercisable option to acquire shares of Tyco Common Stock in an amount equal to (a) the number of shares of Carlisle Common Stock purchasable pursuant to such option immediately prior to the effective time (not taking into account whether such option was in fact exercisable) multiplied by (b) the Exchange Ratio. The exercise price per share of Tyco Common Stock will be equal to (x) the aggregate exercise price for Carlisle Common Stock purchasable pursuant to such option immediately prior to the effective time (not taking into account whether or not such option was in fact exercisable) divided by (y) the number of shares of Tyco Common Stock purchasable pursuant to such option immediately after the Effective Time; provided, however, that the number of shares of Tyco Common Stock that may be purchased upon exercise of any such stock option shall not include any fractional share and, upon exercise of the stock option, a cash payment shall be made for any fractional share based upon the Closing Price (as hereinafter defined) of a share of Tyco Common Stock on the trading day immediately preceding the date of exercise. "Closing Price" shall mean, on any day, the last reported sale price of one share of Tyco Common Stock on the NYSE. As of June 7, 1996, there were outstanding options to acquire 1,260,100 shares of Carlisle Common Stock under the Employee Plan and options to acquire 400,000 shares of Carlisle Common Stock issued to a certain Director of Carlisle. See "The Merger Agreement and Related Agreements--Terms of the Merger--Options."

    Tyco has agreed to cause the shares of Tyco Common Stock issuable upon exercise of options granted under the Carlisle Stock Option Plans, for which options to acquire Tyco Common Stock will be substituted, to be registered under the Securities Act as soon as practicable after the Effective Time and to use its best efforts to maintain the effectiveness of such registration for so long as the such options remain outstanding; except that with respect to the 400,000 options issued to the Director referred to in the preceding paragraph, Tyco has agreed to maintain the effectiveness of such registration for a period of two
(2) years from the Effective Time.

CERTAIN LEGAL MATTERS

    Pursuant to the requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"), Tyco and William H. Binnie have each filed a Notification and Report Form for review under the HSR Act with the Federal Trade Commission (the "FTC") and the Antitrust Division of the Department of Justice (the "Antitrust Division"). Early termination of the waiting period under the HSR Act with respect to such filings was received on June 7, 1996.

    Tyco and Carlisle do not believe that any additional governmental filings in the United States, other than the Certificate of Merger, are required with respect to the Merger. It should be noted that even though early termination of the HSR Act waiting period was received, the FTC or the Antitrust Division could take such action under the antitrust laws as it deems necessary or desirable in the public interest, including seeking divestiture of substantial assets of Tyco or Carlisle. Consummation of the Merger is conditioned upon, among other things, the absence of any preliminary or permanent injunction or other order issued by any Federal or state court in the United States which prevents the consummation of the Merger.

    Tyco does not believe that consummation of the Merger will result in a violation of any applicable antitrust laws. However, there can be no assurance that a challenge to the Merger on antitrust grounds will not be made or, if such a challenge is made, of the result.

FEDERAL SECURITIES LAW CONSEQUENCES

    All Tyco Common Stock issued in connection with the Merger will be freely transferable, except that any Tyco Common Stock received by persons who are deemed to be "affiliates" (as such term is defined under the Securities Act) of Carlisle or Tyco prior to the Merger may be sold by them only in transactions permitted by the resale provisions of Rule 145 under the Securities Act with respect to affiliates of Carlisle, or Rule 144 under the Securities Act with respect to persons who are or become affiliates of Tyco, or as otherwise permitted under the Securities Act. Persons who may be deemed to be affiliates of Carlisle or Tyco generally include individuals or entities that control, are controlled by, or are under common control with, such corporation and may include certain officers and directors of such corporation as well as principal stockholders of such corporation.

    Affiliates may not sell their shares of Tyco Common Stock acquired in connection with the Merger, except pursuant to an effective registration under the Securities Act covering such shares or in compliance with Rule 145 (or Rule 144 under the Securities Act in the case of persons who are or become affiliates of Tyco) or another applicable exemption from the registration requirements of the Securities Act. In general, under Rule 145, for two years following the Effective Time an affiliate (together with certain related persons) would be entitled to sell shares of Tyco Common Stock acquired in connection with the Merger only through unsolicited "brokers' transactions" or in transactions directly with a "market maker," as such terms are defined in Rule 145. Additionally, the number of shares to be sold by an affiliate (together with certain related persons and certain persons acting in concert) within any three-month period for purposes of Rule 145 may not exceed the greater of 1% of the outstanding shares of Tyco Common Stock or the average weekly trading volume of such stock during the four calendar weeks preceding such sale. Rule 145 would only remain available, however, to affiliates if Tyco remained current with its informational filings with the commission under the Exchange Act. Two years after the Effective Time, an affiliate would be able to sell such Tyco Common Stock without such manner of sale or volume limitations provided that Tyco was current with its Exchange Act informational filings and such affiliate was not then an affiliate of Tyco. Three years after the Effective Time, an affiliate would be able to sell such shares of Tyco Common Stock without any restrictions so long as such affiliate had not been an affiliate of Tyco for at least three months prior thereto.

STOCK EXCHANGE LISTING

    It is a condition to the Merger that the shares of Tyco Common Stock to be issued in connection with the Merger be authorized for listing on the NYSE, subject to official notice of issuance.

DIVIDENDS

    Tyco expects to continue to declare its regular quarterly dividends. Carlisle does not currently pay dividends on the Carlisle Common Stock and is not permitted under the terms of the Merger Agreement to declare, set aside, make or pay any dividend or other distribution in respect of the Carlisle Common Stock during the period from the date of the Merger Agreement until the earlier of the termination of the Merger Agreement or the Effective Time.

APPRAISAL RIGHTS

    Under the General Corporation Law of the State of Delaware, the holders of Carlisle Common Stock are not entitled to any appraisal rights with respect to the Merger.

FEES AND EXPENSES

    Carlisle has agreed to pay Tyco a fee (a "Fee") of $4 million plus actual, reasonable, documented out-of-pocket expenses (subject to certain limitations and in no event more than $500,000) if the Merger Agreement is terminated under certain circumstances. Tyco and Carlisle have agreed that if the Merger Agreement is terminated under certain other circumstances, the non-terminating party shall pay the terminating party the reasonable documented out-of-pocket expenses (subject to certain limitations and in no event more than $500,000) of the terminating party. See "The Merger Agreement and Related Agreements--Termination."

    The Fee and expense reimbursements are intended, among other things, to increase the likelihood that the Merger will be consummated in accordance with the terms of the Merger Agreement. The Fee payable under certain circumstances by Carlisle to Tyco may have the effect of discouraging persons who might now or prior to the consummation of the Merger be interested in acquiring all of or a significant interest in Carlisle from considering or proposing such an acquisition by increasing the costs of any such acquisition.

    Except as aforesaid, and except for printing and filing fees in respect of this Proxy Statement/Prospectus and the Registration Statement, which will be shared equally, Tyco and Carlisle will each pay its own expenses in connection with the Merger.

                  THE MERGER AGREEMENT AND RELATED AGREEMENTS

    The description of the Merger Agreement set forth below does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which is attached to this Proxy Statement/Prospectus as Annex A and incorporated herein by reference.

TERMS OF THE MERGER

    The Merger. At the effective time and subject to and upon the terms and conditions of the Merger Agreement and the Delaware General Corporation Law ("DGCL"), Merger Sub will be merged with and into Carlisle, the separate corporate existence of Merger Sub will cease, and Carlisle will continue as the Surviving Corporation ("Surviving Corporation").

    Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions to the Merger set forth in the Merger Agreement, the Merger will be consummated by filing a Certificate of Merger with the Secretary of State of the State of Delaware in accordance with the provisions of the DGCL. The time of such filing is referred to as the "Effective Time."

    Certificate of Incorporation and By-laws. The Merger Agreement provides that the certificate of incorporation and By-Laws of Carlisle, as in effect immediately prior to the Effective Time, will be the certificate of incorporation and by-laws of the Surviving Corporation, except that provisions related to Carlisle's capital stock will be amended and the capital stock of the Surviving Corporation shall consist of 100 shares of Common Stock, par value $.01 per share.

    Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time will be the initial directors of the Surviving Corporation, and the officers of Carlisle immediately prior to the Effective Time will be the initial officers of the Surviving Corporation.

    Conversion of Carlisle Common Stock and the Stock of Merger Sub in the Merger. At the Effective Time, each share of Carlisle Common Stock issued and outstanding immediately prior to the Effective Time (excluding shares referred to in the following paragraph) will be converted into the right to receive
0.172185 Shares of fully paid and nonassessable shares of Tyco Common Stock.

    Each share of Carlisle Common Stock held in the treasury of Carlisle and each share of Carlisle Common Stock owned by Tyco, Merger Sub or any subsidiary of Carlisle or Tyco immediately prior to the Effective Time will be canceled and retired without payment of any consideration.

    Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the Surviving Corporation.

    Options. At the Effective Time, each outstanding option to purchase Carlisle Common Stock granted under the Employee Plan, an agreement to issue options to acquire Carlisle Common Stock to a certain Director or any other stock plan or agreement of the Company will be assumed by Tyco and deemed to constitute a fully vested and exercisable option to acquire the number of shares of Tyco Common Stock as the holder of such stock option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time, at a price per share equal to the aggregate exercise price for Carlisle Common Stock purchasable pursuant to such stock option divided by the number of shares of Tyco Common Stock purchasable pursuant to such stock option; provided, however, that the number of shares of Tyco Common Stock that may be purchased upon exercise of any such Stock Option shall not include any fractional share and, upon exercise of the Stock Option, a cash payment shall be made for any fractional share based upon the Closing Price (as hereinafter defined) of a share of Tyco Common Stock on the trading day immediately preceding the date of exercise. "Closing Price" shall mean, on any day, the last reported sale price of one share of Tyco Common Stock on the NYSE.

    Based upon the number of shares of Carlisle Common Stock outstanding on the Carlisle Record Date, and assuming the exercise of all outstanding stock options, a maximum number of 3,230,000 shares of Tyco Common Stock may be issued in connection with the Merger.

    Tyco has agreed to cause the shares of Tyco Common Stock issuable upon exercise of options granted under the Carlisle Stock Option Plans, for which options to acquire Tyco Common Stock will be substituted, to be registered under the Securities Act as soon as practicable after the Effective Time and to use its best efforts to maintain the effectiveness of such registration for so long as the such options remain outstanding; except that with respect to the 400,000 options issued to the Director referred to in the preceding paragraph, Tyco has agreed to maintain the effectiveness of such registration for a period of two
(2) years from the Effective Time.

    Fractional Shares. No certificates representing any fractional shares of Tyco Common Stock will be issued in connection with the Merger. In lieu of any such fractional share, each Carlisle stockholder who would otherwise have been entitled to a fractional share of Tyco Common Stock will be paid an amount equal to such stockholder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent of the aggregate fractional shares of Tyco Common Stock that otherwise would have been issued in connection with the Merger. As soon as practicable following the Effective Time, the Exchange Agent will determine the excess of (i) the number of full shares of Tyco Common Stock delivered to the Exchange Agent by Tyco over (ii) the aggregate number of full shares of Tyco Common Stock to be distributed to Carlisle stockholders, and the Exchange Agent will sell such excess number of shares at the prevailing prices on the NYSE. The sale of the excess shares by the Exchange Agent will be executed on the NYSE through one or more member firms of the NYSE and will be executed in round lots to the extent practicable. Tyco will pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of the excess shares. Until the net proceeds of such sale have been distributed to the former Carlisle stockholders, the Exchange Agent will hold such proceeds in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former Carlisle stockholders in lieu of any fractional interests, the Exchange Agent will make available such amounts to such former stockholders.

EXCHANGE OF CERTIFICATES

    Exchange Agent. Tyco will appoint Boston EquiServe, or such other bank or trust company as shall be mutually designated by Carlisle and Tyco, to act as Exchange Agent for the Merger.

    Exchange Procedures. As soon as reasonably practicable after the Effective Time, Tyco will instruct the Exchange Agent to mail to each holder of record of Carlisle Common Stock a letter of transmittal and instructions to effect the surrender of the certificates representing Carlisle Common Stock in exchange for certificates evidencing Tyco Common Stock. Upon surrender of a certificate representing Carlisle Common Stock for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such certificate will be entitled to receive in exchange (i) certificates evidencing that number of whole shares of Tyco Common Stock which such holder has the right to receive in the Merger, (ii) any dividends or other distributions on the shares of Tyco Common Stock declared or made after the Effective Time to which such holder is entitled, and (iii) cash in respect of fractional shares of Tyco Common Stock as provided above (the Tyco Common Stock, dividends, distributions and cash being, collectively, the "Merger Consideration"), and the certificate so surrendered will be canceled. In the event of a transfer of ownership of shares of Carlisle Common Stock which is not registered in the transfer records of Carlisle as of the Effective Time, shares of Tyco Common Stock, dividends and distributions may be issued and paid to a transferee if the certificate evidencing such shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding certificate that, prior to the Effective Time, represented shares of Carlisle Common Stock will be deemed from and after the Effective Time, for all corporate purposes, to evidence the ownership of the number of full Tyco shares of Tyco Common Stock into which such shares of Carlisle Common Stock shall have been so converted.

    Distributions With Respect to Unexchanged Carlisle Common Stock. No dividends or other distributions declared or made after the Effective Time with respect to Tyco Common Stock will be paid to the holder of an unsurrendered certificate representing shares of Carlisle Common Stock. Subject to applicable law, following surrender of any certificate representing shares of Carlisle Common Stock, there will be paid to the record holder of the certificates representing shares of Tyco Common Stock issued in exchange, without interest, at the time of surrender, the amount of dividends or other distributions with a record date after the Effective Time previously declared with respect to such shares of Tyco Common Stock.

    Transfers of Ownership. If any certificate for shares of Tyco Common Stock is to be issued in a name other than that in which the certificate representing shares of Carlisle Common Stock surrendered in exchange is registered, it will be a condition of the issuance that the certificate surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Tyco or any designated agent any transfer or other taxes required by reason of the issuance of a certificate for shares of Tyco Common Stock in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Tyco or any designated agent that such tax has been paid or is not payable.

    Escheat and Withholding. Neither Tyco, Merger Sub nor Carlisle will be liable to any holder of Carlisle Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law. Tyco or the Exchange Agent will be entitled to deduct and withhold from the Merger Consideration to any Carlisle stockholder such amounts as Tyco or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under any provision of federal, state, local or foreign tax law.

    Lost, Stolen or Destroyed Certificates. In the event any certificates representing shares of Carlisle Common Stock have been lost, stolen or destroyed, the Exchange Agent will issue shares of Tyco

Common Stock in exchange for such lost, stolen or destroyed certificates upon the making of an affidavit of that fact by the owner of such certificates, provided that Tyco may, in its discretion require the holder of such lost, stolen or destroyed certificates to deliver a bond in a reasonable sum as indemnity against any claim that may be made against Tyco or the Exchange Agent with respect to the certificates alleged to have been lost, stolen or destroyed.

    DETAILED INSTRUCTIONS, INCLUDING A TRANSMITTAL LETTER, WILL BE MAILED TO CARLISLE STOCKHOLDERS PROMPTLY FOLLOWING THE EFFECTIVE TIME AS TO THE METHOD OF EXCHANGING CERTIFICATES FORMERLY REPRESENTING SHARES OF CARLISLE COMMON STOCK. CARLISLE STOCKHOLDERS SHOULD NOT SEND CERTIFICATES REPRESENTING THEIR SHARES TO THE EXCHANGE AGENT PRIOR TO RECEIPT OF THE TRANSMITTAL LETTER.

REPRESENTATIONS AND WARRANTIES

    The Merger Agreement contains various representations and warranties of Carlisle, in respect of itself and its subsidiaries, and of Tyco and Merger Sub, in respect of Tyco and its subsidiaries, relating, among other things, to the following matters (which representations and warranties are subject, in certain cases, to specified exceptions): (i) corporate organization, standing, qualification and similar corporate matters; (ii) the absence of violation of provisions of charter documents; (iii) capitalization; (iv) the authorization, execution, delivery and enforceability of the Merger Agreement; (v) the absence of conflict of the Merger Agreement with charter documents, laws or agreements and required consents for the execution and delivery of the Merger Agreement;
(vi) the absence of conflict with, default under or violation of agreements and laws, and the holding of permits necessary for the conduct of business, except as could not reasonably be expected to have a material adverse effect on the business, assets or financial condition of Carlisle or Tyco, as the case may be (a "Material Adverse Effect"); (vii) reports and other documents filed with the Commission, the absence of material misstatements in the information contained therein, and the fair presentation of the financial statements contained therein in accordance with generally accepted accounting principles; (viii) conduct of business in the ordinary course and the absence of certain changes or events since the close of the most recent fiscal year, of Carlisle or Tyco, respectively, including the occurrence of a Material Adverse Effect; (ix) the absence of undisclosed liabilities that could reasonably be expected to have a Material Adverse Effect; (x) the absence of litigation that could reasonably be expected to have a Material Adverse Effect; (xi) employee benefit matters; (xii) labor matters; (xiii) the absence of any material untrue statements in the Registration Statement and this Proxy Statement/Prospectus; (xiv) the absence of restrictions on business, except as could not reasonably be expected to have a Material Adverse Effect; (xv) title to property; (xvi) payment of taxes and certain other tax matters; (xvii) compliance with environmental laws; (xviii) brokers, finders and investment bankers; (xix) the absence of any material untrue statements in certificates or schedules furnished in connection with the Merger Agreement; (xx) ownership, rights to use and absence of violations or claims in respect of intellectual property; (xxi) relationships or transactions with affiliates; (xxii) maintenance of insurance; (xxiii) the absence of any product liability claims or product recalls that could reasonably be expected to have a Material Adverse Effect; (xxiv) inventory; and (xxv) the opinion of Carlisle's financial advisor as to fairness.

CONDUCT OF BUSINESS PENDING THE MERGER

    Conduct of Business by Carlisle. The Merger Agreement provides that, prior to the Effective Time, unless Tyco otherwise agrees in writing, Carlisle will conduct its business and cause the businesses of its subsidiaries to be conducted only in the ordinary course of business and in a manner consistent with past practice; and Carlisle will use reasonable commercial efforts to preserve substantially intact the business organization of Carlisle and its subsidiaries, to keep available the services of the present officers, employees and consultants of Carlisle and its subsidiaries and to preserve the present relationships of Carlisle and its subsidiaries with customers, suppliers and other persons with which Carlisle or any of its subsidiaries has significant business relations. Except as contemplated by the Merger Agreement, neither Carlisle nor any of its subsidiaries, without the prior written consent of Tyco, will:

        (i) amend or otherwise change Carlisle's Certificate of Incorporation or By-Laws;

        (ii) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in Carlisle, any of its subsidiaries or affiliates (with exceptions for shares and options issuable under the Carlisle Stock Option Plans);

        (iii) sell, pledge, dispose of or encumber any assets of Carlisle or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $500,000);

        (iv) (1) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except that a wholly owned subsidiary of Carlisle may declare and pay a dividend to its parent,
    (2) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (3) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries;

        (v) (1) acquire any corporation, partnership or other business organization or division (subject to certain exceptions); (2) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of Carlisle's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (3) enter into or amend any resin purchase contract that would be in effect after the Effective Time (subject to certain limitations) or enter into or amend any other material contract or agreement other than in the ordinary course of business; (4) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of a specified amount for Carlisle and its subsidiaries taken as a whole; or (5) enter into or amend any contract, agreement, commitment or arrangement to effect any of the foregoing;

        (vi) increase the compensation payable to its officers or employees, except for increases in salary or wages of employees of Carlisle or its subsidiaries in accordance with past practices, grant severance or termination pay to any director, officer or employee or establish, adopt, enter into or amend any collective bargaining, employment, termination, severance or benefit plan, agreement or policy for any directors, officers or employees, except, in each case, as may be required by law;

        (vii) take any action to change accounting policies or procedures;

        (viii) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except for settlements the amount of which has been reserved for in Carlisle's financial statements contained in reports previously filed with the Commission;

        (ix) pay, discharge or satisfy any claims, liabilities or obligations, other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in Carlisle's financial statements contained in reports previously filed with the Commission or incurred in the ordinary course of business and consistent with past practice; or

        (x) take, or agree to take, any of the foregoing actions, any action which would make any of the representations or warranties of Carlisle contained in the Merger Agreement untrue or incorrect or prevent Carlisle from performing its covenants under the Merger Agreement.

    No Solicitation by Carlisle. The Merger Agreement provides that Carlisle will not, directly or indirectly, through any officer, director, employee, representative or agent of Carlisle or any of its subsidiaries, solicit or encourage the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock or similar transactions involving Carlisle or any subsidiaries of Carlisle (the foregoing being referred to as "Acquisition Proposals"). However, the Board of Directors of Carlisle is not prevented from considering, negotiating, approving and recommending to the stockholders of Carlisle a bona fide Acquisition Proposal not solicited in violation of the Merger Agreement or take certain other positions or make certain other disclosures, provided the Board of Directors of Carlisle determines in good faith (upon advice of independent counsel) that it is required to do so in order to discharge properly its fiduciary duties.

    Under the Merger Agreement, Carlisle is required immediately to notify Tyco after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to Carlisle or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of Carlisle or any subsidiary by any person or entity that informs the Board of Directors of Carlisle or such subsidiary that it is considering making, or has made, an Acquisition Proposal.

    If the Board of Directors of Carlisle receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of independent counsel that it is required to cause Carlisle to provide such information in order to discharge properly the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the one then in effect between Carlisle and Tyco, Carlisle may provide such person with access to information regarding Carlisle and may request such person to make a proposal concerning a transaction involving such person and the Company or the Company's securityholders.

    The Merger Agreement also provides that Carlisle will not release any third party from the confidentiality provisions of any confidentiality agreement to which Carlisle is a party.

    Carlisle is required to ensure that the officers, directors and employees of Carlisle and its subsidiaries and any investment banker or other advisor or representative retained by Carlisle are aware of the foregoing restrictions.

    Conduct of Business by Tyco. The Merger Agreement provides that, prior to the Effective Time, unless Carlisle otherwise agrees in writing, Tyco will conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, other than actions taken by Tyco or its subsidiaries in contemplation of the Merger, and will not, without the prior written consent of Carlisle:

        (i) amend or otherwise change Tyco's Articles of Organization or By-Laws;

        (ii) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, which, in any such case, would materially delay or prevent the consummation of the transactions contemplated by the Merger Agreement;

        (iii) declare, set aside, make or pay any dividend or other distribution in respect of any of its capital stock, except that a wholly owned subsidiary of Tyco may declare and pay a dividend to its parent, and except that Tyco may declare and pay cash dividends of $0.05 per quarter consistent with past practice; or

        (iv) take, or agree to take, any action which would make any of the representations or warranties of Tyco contained in the Merger Agreement untrue or incorrect or prevent Tyco from performing its covenants under the Merger Agreement.

ADDITIONAL AGREEMENTS

    Access to Information; Confidentiality. The Merger Agreement provides that, upon reasonable notice, each of Carlisle and Tyco will afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, each of Carlisle and Tyco will furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each will make available to the other the appropriate individuals for discussion of the other's business, properties and personnel as either Tyco or Carlisle may reasonably request. Each party shall keep such information confidential in accordance with the terms of a confidentiality letter between Tyco and Carlisle.

    Consents; Approvals. Each of Carlisle and Tyco will use its best efforts to obtain all consents, waivers, approvals, authorizations or orders, and make all filings required in connection with the authorization, execution and delivery of the Merger Agreement and the consummation of the transactions contemplated thereby.

    Indemnification and Insurance. The Merger Agreement provides that the By-Laws of the Surviving Corporation will contain the provisions with respect to indemnification set forth in the By-Laws of Carlisle, which will not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of Carlisle, unless such modification is required by law.

    After the Effective Time, the Surviving Corporation will, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of Carlisle or any of its subsidiaries against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to the transactions contemplated by the Merger Agreement, or otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in Carlisle's Certificate of Incorporation or By-Laws or any applicable contract or agreement as in effect on the date of the Merger Agreement, in each case for a period of six years after the date of the Merger Agreement.

    For a period of three years after the Effective Time, Tyco will cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by Carlisle's directors' and officers' liability insurance policy on terms comparable to those now applicable to directors and officers of Carlisle, provided that Tyco or the Surviving Corporation will not be required to expend in excess of 200% of the annual premium currently paid by Carlisle for such coverage, but if the premium for coverage exceeds such amount, Tyco or the surviving corporation will purchase a policy with the greatest coverage available for 200% of the current annual premium.

    Tyco has agreed to guarantee the obligations of the Surviving Corporation under the foregoing provisions.

    Notification of Certain Matters. Each of Carlisle and Tyco will give the other prompt notice of the occurrence or non-occurrence of any event which would be likely to cause any representation or warranty of the notifying party contained in the Merger Agreement to be materially untrue or inaccurate, or any failure of the notifying party materially to comply with any covenant, condition or agreement in the Merger Agreement.

    Further Action; Tax Treatment. Each of the parties to the Merger Agreement agrees to use all reasonable efforts to take all actions and do any other things necessary, proper or advisable to consummate as promptly as practicable the transactions contemplated by the Merger Agreement, except that Tyco is under no obligation to agree to divest, abandon, license or take similar action with respect to any assets. In addition, each of the parties agrees to use its best efforts to cause the Merger to qualify as a reorganization under the provisions of Section 368 of the Code, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from so qualifying.

    Public Announcements. Tyco and Carlisle agree to consult with each other before issuing any press release with respect to the Merger or the Merger Agreement and will not issue any such press release or make any such public statement without the prior consent of the other party, which consent will not be unreasonably withheld, except as required by law or the regulations of the NYSE.

    Listing of Tyco Shares. The Merger Agreement provides that Tyco will use its best efforts to cause the shares of Tyco Common Stock to be issued in the Merger to be listed, upon official notice of issuance, on the NYSE prior to the Effective Time.

    Accountants' Letters. Upon reasonable notice from the other, Tyco shall use its best efforts to cause Coopers & Lybrand L.L.P. to deliver to Carlisle, and Carlisle shall use its best efforts to cause Deloitte & Touche LLP to deliver to Tyco, a letter covering such matters as are requested by the other and as are customarily addressed in accountants' "comfort" letters.

CONDITIONS TO THE MERGER

    Conditions to Obligation of Each Party to Effect the Merger. The respective obligations of each party to effect the Merger are subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (i) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the Commission under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the Commission and no proceedings for that purpose and no similar proceeding in respect of this Proxy Statement/Prospectus shall have been initiated or threatened by the Commission;

        (ii) Stockholder Approval. The Merger Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of Carlisle;

        (iii) Listing. The shares of Tyco Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

        (iv) Illegality. No statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal;

        (v) Tax Opinions. Carlisle and Tyco shall have received written opinions of Weil, Gotshal & Manges LLP and Kramer, Levin, Naftalis & Frankel, respectively, in form and substance reasonably satisfactory to them to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code; and

        (vi) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, in either case, seeking to prohibit or limit Tyco from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Tyco or any of its subsidiaries of all or a material portion of the business or assets of Tyco or any of its subsidiaries, or seeking to compel Tyco or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Tyco or any of its subsidiaries, as a result of the Merger or the transactions contemplated by the Merger Agreement.

    Additional Conditions to Obligations of Tyco and Merger Sub. The obligations of Tyco and Merger Sub to effect the Merger are also subject to the following conditions:

        (i) Representations and Warranties. The representations and warranties of Carlisle contained in the Merger Agreement shall be true and correct in all respects at and as of the Effective Time, except for (1) changes contemplated by the Merger Agreement, (2) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date), and (3) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Tyco and Merger Sub shall have received a certificate to such effect signed by the Chairman, President and the Chief Financial Officer of Carlisle;

        (ii) Agreements and Covenants. Carlisle shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by it on or prior to the Effective Time, and Tyco and Merger Sub shall have received a certificate to such effect signed by the Chairman, President and the Chief Financial Officer of Carlisle;

        (iii) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Carlisle for the authorization, execution and delivery of the Merger Agreement and the consummation by it of the transactions contemplated thereby shall have been obtained and made by Carlisle, except where the failure to receive such consents, waivers, approval, authorizations or orders could not reasonably be expected to have a Material Adverse Effect on Carlisle or Tyco;

        (iv) Affiliate Agreements. Tyco shall have received from each person who is identified as an "affiliate" of Carlisle an agreement to comply with restrictions on such affiliates pursuant to Rule 145 under the Securities Act.

    Additional Conditions to Obligation of Carlisle. The obligation of Carlisle to effect the Merger is also subject to the following conditions:

        (i) Representations and Warranties. The representations and warranties of Tyco and Merger Sub contained in the Merger Agreement shall be true and correct in all respects at and as of the Effective Time, except for (1) changes contemplated by the Merger Agreement, (2) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date), and (3) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made at and as of the Effective Time, and Carlisle shall have received a certificate to such effect signed by the President and Chief Financial Officer of Tyco;

        (ii) Agreements and Covenants. Tyco and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by the Merger Agreement to be performed or complied with by them at or prior to the Effective Time, and Carlisle shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Tyco; and

        (iii) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Tyco and Merger Sub for the authorization, execution and delivery of the Merger Agreement and the consummation by them of the transactions contemplated thereby shall have been obtained and made by Tyco and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on Carlisle or Tyco.

TERMINATION

    Conditions to Termination. The Merger Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of Carlisle:

        (i) by mutual written consent duly authorized by the Boards of Directors of Tyco and Carlisle; or

        (ii) by either Tyco or Carlisle if the Merger shall not have been consummated by October 31, 1996 (provided that the right to terminate the Merger Agreement under this clause will not be available to any party whose failure to fulfill any obligation under the Merger Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

        (iii) by either Tyco or Carlisle if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate the Merger Agreement under this clause will not be available to any party who has not complied with its obligations described under "Additional Agreements--Further Action; Tax Treatment" above, and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

        (iv) by Tyco, if the requisite vote of the stockholders of Carlisle shall not have been obtained by October 31, 1996; or

        (v) by Tyco, if (1) the Board of Directors of Carlisle shall withdraw, modify or change its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Tyco or shall have resolved to do so; (2) the Board of Directors of Carlisle shall have recommended to the stockholders of Carlisle an Alternative Transaction (as defined below); or
    (3) a tender offer or exchange offer for 25% or more of the outstanding shares of Carlisle Common Stock is commenced (other than by Tyco or an affiliate of Tyco) and the Board of Directors of Carlisle recommends that the stockholders of Carlisle tender their shares in such tender or exchange offer; or

        (vi) by Tyco or Carlisle, (1) if any representation or warranty of Carlisle or Tyco, respectively, set forth in the Merger Agreement shall be untrue when made, such that the condition set forth in "Conditions to the Merger--Additional Conditions to Obligations of Tyco and Merger Sub--Representations and Warranties" above, or in "Conditions to the Merger--Additional

    Conditions to Obligation of Carlisle--Representations and Warranties" above, as the case may be, will not be satisfied (a "Terminating Misrepresentation") or (2) upon a breach of any covenant or agreement on the part of Carlisle or Tyco, respectively, set forth in the Merger Agreement, such that the conditions set forth in "Conditions to the Merger--Additional Conditions to Obligation of Tyco and Merger Sub--Representations and Warranties" or "--Agreements and Covenants" above, or in "Conditions to the Merger--Additional Conditions to Obligation of Carlisle-- Representations and Warranties" or "--Agreements and Covenants" above, as the case may be, would not be satisfied (a "Terminating Breach"), provided that, if such Terminating Breach or Terminating Misrepresentation is curable prior to October 31, 1996 by Carlisle or Tyco, as the case may be, through the exercise of its reasonable best efforts and for so long as Carlisle or Tyco, as the case may be, continues to exercise such reasonable best efforts, neither Tyco nor Carlisle, respectively, may terminate the Merger Agreement under this clause; or

        (vii) by Tyco, if any representation or warranty of Carlisle shall have become untrue such that the condition set forth in "Conditions to the Merger--Additional Conditions to Obligations of Tyco and Merger Sub--Representations and Warranties" above would not be satisfied, or by Carlisle, if any representation or warranty of Tyco shall have become untrue such that the condition set forth in "Conditions to the Merger--Additional Conditions to Obligation of Carlisle--Representations and Warranties" would not be satisfied, in either case other than by reason of a Terminating Breach, provided that if any such misrepresentation or breach of warranty is curable prior to October 31, 1996 by Carlisle or Tyco, as the case may be, through the exercise of its reasonable best efforts and for so long as Carlisle or Tyco, as the case may be, continues to exercise such reasonable best efforts, neither Tyco nor Carlisle, respectively, may terminate the Merger Agreement under this clause; or

        (viii) by Carlisle, if the Board of Directors of Carlisle shall withdraw, modify or change its approval or recommendation of the Merger Agreement or the Merger in a manner adverse to Tyco or Merger Sub or shall have resolved to do so.

    Fees and Expenses. Except as set forth below, all fees and expenses incurred in connection with the Merger Agreement and the Merger will be paid by the party incurring such expenses, whether or not the Merger is consummated, provided that Tyco and Carlisle shall share equally all fees and expenses, other than attorneys' fees, incurred in connection with the printing and filing of this Proxy Statement/Prospectus and the Registration Statement.

    The Merger Agreement provides that Carlisle will pay Tyco a fee of $4 million, plus actual, documented and reasonable out-of-pocket expenses of Tyco incurred from and after April 29, 1996 and relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of Tyco's counsel and accountants and out-of-pocket expenses (but not fees) of Tyco's financial advisors, subject to certain limitations and in no event more than $500,000 in the aggregate), upon the first to occur of any of the following events:

        (i) the termination of the Merger Agreement by Tyco as a result of the failure to receive the requisite vote for approval and adoption of the Merger Agreement by the stockholders of Carlisle by October 31, 1996; or

        (ii) the termination of the Merger Agreement by Tyco pursuant to clause
    (v) under "Conditions to Termination" above; or

        (iii) the termination of the Merger Agreement by Tyco on account of a Terminating Breach of Carlisle; or

        (iv) the termination of this Agreement by Carlisle pursuant to clause
    (viii) of "Conditions to Termination" above.

    The Merger Agreement provides that if the Merger is terminated on account of a Terminating Misrepresentation, the non-terminating party will pay the terminating party the actual, documented and reasonable out-of-pocket expenses of the terminating party relating to the transactions contemplated by the Merger Agreement (including, but not limited to, fees and expenses of the terminating party's counsel and accountants and out-of-pocket expenses (but not fees) of such terminating party's financial advisors, subject to certain limitations and in no event more than $500,000 in the aggregate).

    The aforesaid fee and related expenses are payable within one business day after the occurrence of the event requiring such payment, provided that, in no event will a party be required to pay such fees or expenses to the other if, immediately prior to the termination of the Merger Agreement, the party to receive the fee and related expenses was in material breach of its obligations under the Merger Agreement.

    Definition of Alternative Transaction. "Alternative Transaction" means any of (1) a transaction pursuant to which any person (or group of persons) other than Tyco or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding shares of Carlisle Common Stock, whether from Carlisle or pursuant to a tender offer or exchange offer or otherwise, (2) a merger or other business combination involving Carlisle pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of Carlisle or the entity surviving such merger or business combination, or (3) any other transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of Carlisle and the entity surviving any merger or business combination including any of them) of Carlisle or any of its subsidiaries having a fair market value (as determined by the Board of Directors of Carlisle in good faith) equal to more than 25% of the fair market value of all the assets of Carlisle and its subsidiaries, taken as a whole, immediately prior to such transaction, provided that the term Alternative Transaction does not include any acquisition of securities by a broker-dealer in connection with a bona fide public offering of such securities.

AMENDMENT AND WAIVER

    The Merger Agreement may be amended in writing by the parties by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time, provided that after approval of the Merger by the stockholders of Carlisle, no amendment may be made which by law requires further approval by such stockholders without such further approval.

    At any time prior to the Effective Time, any party to the Merger Agreement may, with respect to any other party, extend the time for the performance of any of the obligations or other acts, waive any inaccuracies in the representations and warranties contained in the Merger Agreement or in any document delivered pursuant to the Merger Agreement, or waive compliance with any of the agreements or conditions contained in the Merger Agreement. Any such extension or waiver will be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

STOCKHOLDER AGREEMENTS

    The description of the Stockholder Agreements set forth below does not purport to be complete and is qualified in its entirety by reference to such agreements, copies of which are filed as exhibits to the Registration Statement.

    Concurrently with the execution of the Merger Agreement, Tyco and each of William H. Binnie, Christos I. Grigoriou and the Grigoriou Family Limited Partnership and Grant M. Wilson (together, the "Major Stockholders") entered into certain agreements (collectively, the "Stockholder Agreements") with respect to the securities of Carlisle held by each of the Major Stockholders, respectively. See "Security Ownership of Certain Beneficial Owners and Management of Carlisle."

    Agreement to Vote. Each of the Stockholder Agreements provides that the respective Major Stockholder will vote the shares of Carlisle Common Stock beneficially owned by it in favor of approval of the Merger Agreement and the Merger and any matter necessary to facilitate the Merger and against approval of any Acquisition Proposal made in opposition to or in competition with the Merger, certain corporate transactions of Carlisle with any person other than Tyco or its affiliates, and any liquidation or winding up of Carlisle (each, an "Opposing Proposal").

    The Major Stockholders collectively own approximately 92% of the voting power of the outstanding shares of Carlisle Common Stock outstanding as of the date of the Merger Agreement. The vote of such holders at the Special Meeting in favor of the Merger Agreement will be sufficient to approve and adopt the Merger Agreement, irrespective of the votes cast by any other holders of Carlisle Common Stock.

    Solicitation. The Stockholder Agreements provide that prior to the earlier to occur of the Effective Time of the Merger or the Termination Date (as defined) each of the Major Stockholders will not, and will not permit any entity under its control to, solicit proxies or become a "participant" in a "solicitation" (as such terms are defined in Regulation 14A under the Exchange
Act) with respect to an Opposing Proposal or otherwise encourage or assist any person in taking or planning any action that would constitute an Opposing Proposal or initiate a stockholders' vote or action by written consent of Carlisle's stockholders with respect to an Opposing Proposal.

    Transfer of Carlisle Securities. From and after the date of the Stockholder Agreements until the earlier to occur of the Effective Time or the Termination Date, each of the Major Stockholders has agreed to not effect any sales, exchanges, transfers, pledges, dispositions or any other transactions which would result in a reduction in the risk of ownership (any such transaction, a "Sale") of any of Carlisle's securities to any person unless such person shall agree in writing to be bound by all provisions of the respective Stockholder Agreement; and provided that in no event shall such Major Stockholder effect a Sale of any Carlisle B Stock to a person who is not a Permitted Transferee (as that term is defined in Article FOURTH of Carlisle's Restated Certificate of Incorporation).

    The Stockholder Agreements also contain provisions relating to the restrictions on sales of Tyco Common Stock received in the Merger by affiliates of Carlisle pursuant to Rule 145 under the Securities Act, as they may apply to the Major Stockholders.

    Conversion. Prior to the earlier to occur of the Effective Time of the Merger or the Termination Date, each Major Stockholder has agreed that it will not convert or request that Carlisle convert any of their respective shares of Carlisle Common Stock that are Carlisle B Stock to Carlisle A Stock.

    Termination. The Stockholder Agreements terminate if the Merger Agreement is terminated according to its terms.

                   COMPARATIVE PER SHARE PRICES AND DIVIDENDS

TYCO

    Tyco Common Stock is listed and traded on the NYSE. The following table sets forth the high and low sales prices per share of Tyco Common Stock as reported in the NYSE Composite Transactions, and the dividends paid on Tyco Common Stock, for the quarterly periods presented below, which correspond to Tyco's quarterly fiscal periods for financial reporting purposes. The prices and dividends below have been restated to reflect a two-for-one stock split effected in the form of a stock dividend which was distributed on November 14, 1995.

                                                                        TYCO COMMON STOCK
                                                                 --------------------------------
                                                                   HIGH        LOW       DIVIDEND
                                                                 --------    --------    --------
Fiscal 1994:
  First quarter...............................................   $23.4375    $19.375       $.05
  Second quarter..............................................    25.875      20.750        .05
  Third quarter...............................................    27.625      24.4375       .05
  Fourth quarter..............................................    25.0625     22.000        .05
Fiscal 1995:
  First quarter...............................................    24.1875     21.25         .05
  Second quarter..............................................    25.0625     21.8125       .05
  Third quarter...............................................    26.8125     23.250        .05
  Fourth quarter..............................................    29.125      25.50         .05
Fiscal 1996:
  First quarter...............................................    31.625      26.6875       .05
  Second quarter..............................................    35.625      29.5000       .05
  Third quarter...............................................    39.250      32.375        .05
  Fourth quarter..............................................    41.375      35.125        .05
Fiscal 1997:
  First quarter (through August __, 1996).....................

    On May 14, 1996, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of Tyco Common Stock as
reported in the NYSE Composite Transactions was $39 1/8. On August   , 1996, the
most recent date for which prices were available prior to printing this Proxy Statement/Prospectus, the closing price per share of Tyco Common Stock as
reported in the NYSE Composite Transactions was $[      ]. Stockholders are
urged to obtain current market quotations.

CARLISLE

    The Carlisle A Stock is listed and traded on the NYSE. The following table sets forth the high and low sales prices per share of Carlisle A Stock as reported in the NYSE Composite Transactions for the calendar quarters presented below:

                                                                                    CARLISLE A STOCK
                                                                            --------------------------------
                                                                                HIGH                LOW
                                                                            ------------        ------------
Calendar 1994:
  First quarter..........................................................   $      8 7/8        $      6 5/8
  Second quarter.........................................................          7 3/4               4 1/2
  Third quarter..........................................................              5               3 7/8
  Fourth quarter.........................................................          4 7/8               3 3/4
Calendar 1995:
  First quarter..........................................................          5 1/2               4 1/8
  Second quarter.........................................................          5 5/8               4 1/4
  Third quarter..........................................................          5 3/8               4 1/4
  Fourth quarter.........................................................          6 3/8               4 1/8
Calendar 1996:
  First quarter..........................................................          4 5/8               3 7/8
  Second quarter.........................................................              7                   4
  Third quarter (through August __, 1996)................................             --                  --

    The indentures for Carlisle's senior notes generally prohibit Carlisle from paying dividends on its common stock and Carlisle has not paid cash dividends on its common stock. Under the terms of the Merger Agreement, Carlisle is not permitted to declare, set aside, make or pay any dividend or distribution in respect of its capital stock until the earlier of the termination of the Merger Agreement and the Effective Time.

    On May 14, 1996, the last trading day prior to announcement of the execution of the Merger Agreement, the closing price per share of Carlisle A Stock as reported in the NYSE Composite Transactions was $4 7/8. On August __, 1996, the most recent date for which prices were available prior to printing this Proxy Statement/Prospectus, the closing price per share of Carlisle A Stock as reported in the NYSE Composite Transactions was $____. Stockholders are urged to obtain current market quotations.

    As of the Record Date, Carlisle estimates that it had approximately 8,600 beneficial owners of Carlisle A Stock. At such time, the Carlisle B Stock was held by 5 holders of record.

POST-MERGER DIVIDEND POLICY

    It is the current intention of the Board of Directors of Tyco to declare dividends on the Tyco Common Stock following the Merger initially in the amount of $.05 per share per quarter, or $0.20 per share per year. Stockholders should note that no such dividends have been declared and that future dividends will be determined by Tyco's Board of Directors in light of the earnings and financial condition of Tyco and its subsidiaries and other factors.

               UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS

    The following Unaudited Pro Forma Combined Financial Statements give effect to the Merger pursuant to which Tyco will acquire Carlisle in a stock-for-stock transaction. The transaction will be accounted for as a purchase. These Unaudited Pro Forma Combined Financial Statements have been prepared from, and should be read in conjunction with, the historical consolidated financial statements of Tyco which are incorporated by reference in this Proxy Statement/Prospectus, see "Incorporation of Certain Documents by Reference," and of Carlisle, included elsewhere in this Proxy Statement/
Prospectus.

    From July 1, 1995 through March 31, 1996, Tyco, through its divisions and operating subsidiaries, acquired several businesses for its disposable and specialty products segment, its fire protection and other contracting services segment and its flow control segment. Subsequent to March 31, 1996 and prior to the merger with Carlisle, Tyco, through its Kendall subsidiary acquired three companies. In addition, on July 1, 1996, Tyco acquired Thorn Security Group Limited, an alarm and detection company, for its fire protection and other contracting services segment. All of these acquisitions are being accounted for as purchases. Individually, none of these acquisitions is significant to Tyco's financial position and earnings in the current year. The following Unaudited Pro Forma Combined Financial Statements also give effect to the purchase of these businesses on a combined basis under the columnar heading "Completed Acquisitions."

    The pro forma balance sheet information is presented as of March 31, 1996. The pro forma income statement information is presented for the nine months ended March 31, 1996 and for the year ended June 30, 1995.

                          UNAUDITED PRO FORMA COMBINED
                                 BALANCE SHEET
                                 MARCH 31, 1996
                                 (IN THOUSANDS)

                                                                 PRO FORMA                             PRO FORMA
                                            COMPLETED     ------------------------              ------------------------
                                 TYCO      ACQUISITIONS   ADJUSTMENTS    COMBINED    CARLISLE   ADJUSTMENTS    COMBINED
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
ASSETS
Current Assets:
 Cash and cash
equivalents.................  $   61,617     $    748                   $   62,365   $  1,968                 $   64,333
 Receivables, net...........     655,009       78,276                      733,285     22,241                    755,526
 Contracts in process.......     123,772          886                      124,658                               124,658
 Inventories................     611,023       10,909                      621,932     39,565                    661,497
 Deferred income taxes......     109,391           78      $  10,000       119,469      5,233     $ 5,000        129,702
 Prepaid expenses...........      68,463          105                       68,568      7,078                     75,646
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                               1,629,275       91,002         10,000     1,730,277     76,085       5,000      1,811,362
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Property, plant and
 equipment, net.............     710,895       29,581         (5,000)      735,476    122,116                    857,592
Goodwill and other
 intangible assets..........   1,168,335       34,541        287,339     1,490,215     58,961      77,152      1,626,328
Reorganization value in
 excess of identifiable
assets......................     104,116                                   104,116                               104,116
Deferred income taxes.......      77,594                                    77,594                                77,594
Other assets................      75,416           56                       75,472      4,324                     79,796
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
     Total assets...........  $3,765,631     $155,180      $ 292,339    $4,213,150   $261,486     $82,152     $4,556,788
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                              ----------   ------------   -----------   ----------   --------   -----------   ----------

LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
 Loans payable and current
maturities of long-term
debt........................  $  186,099     $    592                   $  186,691   $ 28,049                 $  214,740
 Accounts payable...........     404,183       52,207                      456,390     41,537                    497,927
 Accrued expenses...........     450,827       65,282      $  20,000       536,109     14,642     $12,500        563,251
 Contracts in
   process-billings in
excess of costs.............      96,523                                    96,523                                96,523
 Income taxes...............      77,558        5,007                       82,565                                82,565
 Deferred income taxes......      10,885                                    10,885                                10,885
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                               1,226,075      123,088         20,000     1,369,163     84,228      12,500      1,465,891
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Deferred income taxes.......       9,354                                     9,354      4,376                     13,730
Long-term debt..............     516,435       15,359        242,101       773,895    125,017                    898,912
Other liabilities...........     182,194        3,642         29,000       214,836      1,464                    216,300
Commitments and
 contingencies
Shareholders' equity:
 Preferred stock............
 Common stock...............      76,260       16,831        (16,639)       76,452        179       1,358         77,989
 Capital in excess of par,
   net of deferred
compensation................     606,323       12,697          1,440       620,460     69,107      45,409        734,976
 Currency translation
adjustment..................     (29,335)                                  (29,335)                              (29,335)
 Retained earnings..........   1,178,325      (16,437)        16,437     1,178,325    (22,885)     22,885      1,178,325
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                               1,831,573       13,091          1,238     1,845,902     46,401      69,652      1,961,955
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
     Total liabilities and
shareholders' equity........  $3,765,631     $155,180      $ 292,339    $4,213,150   $261,486     $82,152     $4,556,788
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                              ----------   ------------   -----------   ----------   --------   -----------   ----------

  See accompanying notes to unaudited pro forma combined financial statements.

                          UNAUDITED PRO FORMA COMBINED
                              STATEMENT OF INCOME
                        NINE MONTHS ENDED MARCH 31, 1996
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                               PRO FORMA                               PRO FORMA
                                          COMPLETED     ------------------------                ------------------------
                               TYCO      ACQUISITIONS   ADJUSTMENTS    COMBINED     CARLISLE    ADJUSTMENTS    COMBINED
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
Sales.....................  $3,717,706     $446,574                   $4,164,280   $  305,110                 $4,469,390
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
Cost of sales.............   2,715,724      316,466                    3,032,190      244,587                  3,276,777
Selling, general and
administrative............     586,260      112,809          7,373       706,442       48,105        1,018       755,565
Restructuring.............                                                             33,935                     33,935
Interest expense..........      46,646        6,262         21,137        74,045       16,169                     90,214
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
                             3,348,630      435,537         28,510     3,812,677      342,796        1,018     4,156,491
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
Income before income
taxes.....................     369,076       11,037        (28,510)      351,603      (37,686)      (1,018)      312,899
Income taxes..............     153,167        2,425         (7,141)      148,451      (11,135)                   137,316
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
Net income................  $  215,909     $  8,612      $ (21,369)   $  203,152   $  (26,551)   $  (1,018)   $  175,583
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
                            ----------   ------------   -----------   ----------   ----------   -----------   ----------
Net income per share......  $     1.41                                $     1.33                              $     1.12
Common equivalent
shares....................     152,809                                   153,193                                 156,501
                            ----------                                ----------                              ----------
                            ----------                                ----------                              ----------

  See accompanying notes to unaudited pro forma combined financial statements.

                          UNAUDITED PRO FORMA COMBINED
                              STATEMENT OF INCOME
                            YEAR ENDED JUNE 30, 1995
                    (IN THOUSANDS EXCEPT PER SHARE AMOUNTS)

                                                                 PRO FORMA                             PRO FORMA
                                            COMPLETED     ------------------------              ------------------------
                                 TYCO      ACQUISITIONS   ADJUSTMENTS    COMBINED    CARLISLE   ADJUSTMENTS    COMBINED
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Sales.......................  $4,534,651     $782,060                   $5,316,711   $422,350                 $5,739,061
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Cost of sales...............   3,313,301      535,338                    3,848,639    325,049                  4,173,688
Selling, general and
 administrative.............     735,917      210,397      $  11,169       957,483     71,385     $ 1,427      1,030,295
Merger and transaction
 related costs..............      37,170                                    37,170                                37,170
Interest expense............      63,385       10,368         32,473       106,226     20,842                    127,068
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                               4,149,773      756,103         43,642     4,949,518    417,276       1,427      5,368,221
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Income before income taxes
 and extraordinary item.....     384,878       25,957        (43,642)      367,193      5,074      (1,427)       370,840
Income taxes................     168,285        6,559         (8,877)      165,967      1,249                    167,216
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Income before extraordinary
item........................  $  216,593     $ 19,398      $ (34,765)   $  201,226   $  3,825     $(1,427)    $  203,624
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
                              ----------   ------------   -----------   ----------   --------   -----------   ----------
Income per share before
extraordinary item..........  $     1.43                                $     1.33                            $     1.32
Common equivalent shares....     151,018                                   151,402                               154,782
                              ----------                                ----------                            ----------
                              ----------                                ----------                            ----------

  See accompanying notes to unaudited pro forma combined financial statements.

           NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL STATEMENTS
                                 (IN THOUSANDS)

 1. Tyco has a fiscal year ending June 30 and Carlisle has a calendar year end. Certain of the other businesses acquired by Tyco during fiscal 1996 had fiscal year ends other than June 30. Accordingly, the Unaudited Pro Forma Combined Financial Statements include Carlisle's financial statements and the financial statements for the other acquisitions adjusted to Tyco's year end. This pro forma combined information is not necessarily indicative of actual or future operating results or the financial position that would have occurred prior to, or will occur upon, the consummation of the Merger.

 2. The unaudited pro forma combined balance sheet combines the consolidated balance sheet of Tyco at March 31, 1996 with the balance sheet of Carlisle at March 31, 1996. The balance sheets for the four companies acquired subsequent to March 31, 1996 (the "Companies") are also included in the pro forma balance sheet. The unaudited pro forma combined balance sheet reflects certain adjustments to the historical balance sheets of Carlisle and the Companies to record goodwill, to adjust assets and liabilities to their fair values, to record the issuance of Tyco Common Stock for the purchase of Carlisle and one of the Companies, to reflect bank borrowings for the purchase of the other Companies and to eliminate the historical shareholders' equity accounts of the acquired businesses. The pro forma combined data is based upon a conversion of each share of Carlisle Common Stock into 0.172185 shares of Tyco Common Stock and assumes that Tyco's stock price is $37 7/8 per share (closing price on May 3, 1996).

 3. Under purchase accounting, the total purchase price for Carlisle will be allocated to Carlisle's assets and liabilities based on their relative fair values. These allocations are subject to valuations and studies which are currently under development and will be completed after the Merger is consummated. While certain reorganization costs relative to headcount reductions are under consideration, no specific plans have been developed and accordingly associated reserves for such costs have not been considered in the purchase price allocation at this time. Specific costs which have been identified relative to the acquisition include transaction-related professional fees of $7,500 and debt settlement costs associated with the change of control which are estimated at $5,000.

 4. With respect to purchase accounting for the companies, Tyco is in the process of determining fair value for the acquired assets and liabilities and at this time has adjusted the historical balances of the acquired businesses for the following items: headcount reductions, $15,000; writedown of fixed assets to their fair values, $5,000; excess facility costs, $1,000; other miscellaneous reserves, $4,000. While development of rationalization plans is ongoing, changes from amounts reflected above are not expected to be material to Tyco's results of operations.

 5. The unaudited pro forma combined statement of income for the nine months ended March 31, 1996 combines the results of operations of Tyco, Carlisle and the other acquisitions as if Tyco owned these entities as of July 1, 1995. The historical results of operations of the completed acquisitions and related pro forma adjustments have been presented for the period from July 1, 1995 through the date of acquisition.

 6. The unaudited pro forma combined statement of income for the year ended June 30, 1995 combines the results of operations of Tyco, Carlisle, and the other acquisitions as if Tyco owned these entities as of July 1, 1994.

 7. Goodwill amortization of $8,123 and $12,169 for the completed acquisitions was recorded for the nine months ended March 31, 1996 and for the year ended June 30, 1995, respectively. Goodwill for the completed acquisitions has an original basis of $486,709. For Carlisle, goodwill has an original basis of $136,113 and amortization of $1,018 and $1,427 has been recorded for the nine months ended March 31, 1996 and for the year ended June 30, 1995, respectively. Amortization for Carlisle represents the incremental adjustment in excess of amortization recorded in Carlisle's historical accounts. Goodwill for all acquisitions is amortized on a straight-line basis over 40 years.

 8. In connection with writedown of fixed assets on one of the acquisitions subsequent to March 31, 1996, depreciation expense has been reduced by $750 and $1,000 for the nine months ended March 31, 1996 and for the year ended June 30, 1995, respectively.

 9. Incremental interest expense of $21,137 and $32,473 for the nine months ended March 31, 1996 and for the year ended June 30, 1995, respectively, has been recorded on the completed acquisitions related to the incremental borrowings of $519,600 incurred to acquire these businesses. Interest expense adjustments reflected in the unaudited pro forma combined statements of income have been calculated assuming an interest rate of 6.25%, which approximates Tyco's borrowing rate for debt incurred to fund the acquisitions.

10. Adjustments to income tax expense reflect the estimated income tax effects of the results of operations of the acquired businesses and certain associated pro forma adjustments.

11. The pro forma combined income per share amounts are based on the weighted average number of shares of Tyco Common Stock adjusted for the shares issued for the merger with Carlisle as well as the outstanding Carlisle stock options and for the shares issued for one of Tyco's fiscal 1996 acquisitions.

12. There were no material transactions between Tyco, Carlisle or the other acquired businesses during any of the periods presented.

                                BUSINESS OF TYCO

    Tyco, through its divisions and operating subsidiaries, maintains strong leadership positions in each of its segments in the respective markets for disposable medical supplies and other specialty products, fire protection systems and other contracting services, flow control products and electrical and electronic components. Tyco, which operates in more than 50 countries around the world, had fiscal 1995 sales of approximately $4.5 billion.

DISPOSABLE AND SPECIALTY PRODUCTS

    Tyco's Disposable and Specialty Products Group consists of Kendall International Inc. ("Kendall"), Ludlow Corporation ("Ludlow") and Armin Plastics ("Armin"). Kendall manufacturers, markets and distributes medical supplies and adhesive products and tapes. Ludlow is a manufacturer of disposable medical products, technical products, laminated and coated products, extrusion coated polyester yarns and woven fabrics, and deep-drawn metal parts. Armin is a leading independent manufacturer of polyethylene film and packaging products.

Kendall

    Tyco acquired Kendall during October 1994. Kendall conducts its operations through three business units: Kendall Healthcare, Kendall International ("International") and Polyken. Kendall's products are manufactured at 18 locations in North America, the United Kingdom, Germany, Mexico, China, Thailand and Malaysia.

    Kendall Healthcare. The Kendall Healthcare business unit markets a broad range of wound care, vascular therapy, urological care, incontinence care, anesthetic care and other products to U.S. and Canadian hospitals and alternate site health care customers. Kendall Healthcare leads the industry in gauze production with its Kerlix(R) and Curity(R) brands. Kendall Healthcare's other core domestic product category consists of its vascular therapy products, principally anti-embolism stockings marketed under the T.E.D.(R) brand name, sequential pneumatic compression devices sold under the SCDTM brand name and a venous plexus foot pump marketed under the A-V Impulse System(R) brand name. Kendall Healthcare pioneered the pneumatic compression form of treatment and continues to be the dominant participant in the pneumatic compression and elastic stocking segments of the vascular therapy market.

    Kendall's Superior Healthcare Group, Inc. manufactures a broad line of disposable medical supplies including respiratory, urology and nursing care products. Kendall's Sheridan Catheter Corporation is a manufacturer of airway management, temperature monitoring and specialty products serving patients in anesthesia, critical care and emergency medicine. In February 1996, Kendall acquired Professional Medical Products, Inc., a manufacturer of incontinent care and other patient care products.

    Kendall Healthcare distributes its products both directly through its sales force and through a network of over 250 independent distributors. Kendall Healthcare's sales force is divided into two groups, one promoting its vascular therapy products and the other promoting its wound care and other health care products.

    International. International is responsible for the manufacturing, marketing, distribution and export of Kendall products in numerous countries worldwide. International's operations are organized primarily into three geographic regions--Europe, Latin America and the Far East. International generally markets a range of products, similar to those of Kendall Healthcare, although the mix of product lines varies from country to country. International markets directly to hospital and medical professionals and through independent distributors.

    Polyken. The Polyken divisions manufacturers and markets specialty adhesive products and tapes for industrial applications including external corrosion protection tape products for oil, gas and water pipelines. Other industrial applications include tapes used in the automotive industry for wire harness wraps, sealing and other purposes, and tapes used in the aerospace and heating and air conditioning (HVAC) industries. Polyken also produces duct, packaging and electrical tapes for consumer applications and bandages and medical tapes for Kendall's healthcare product units and for others.

    Polyken generally markets its pipeline products directly, working with local manufacturing representatives, international engineering and construction companies, and the owners and operators of pipeline transportation facilities. Polyken sells its other industrial products either directly to major end users or through diverse distribution channels, depending on the industry being served.

Ludlow

    Ludlow's Technical Products division manufacturers and sells a variety of disposable medical products, specialized paper and film products. These products include recording chart papers for medical and industrial instrumentation, disposable electrodes for medical devices, hydrogels, high quality facsimile paper, adhesive tapes and pressure sensitive coated papers and films used for business forms and in printing applications. These products are marketed primarily by the division's internal sales force. The division's manufacturing plants are located in Massachusetts, Minnesota and Washington.

    Ludlow's Uni-Patch, Inc. subsidiary manufactures and distributes transcutaneous electrical nerve simulation ("TENS") electrodes and related products which are used primarily in physical therapy and other forms of rehabilitation medicine. Classic Medical Products manufactures medical electrodes for EKGs and similar diagnostic tests. Ludlow's Promeon business is a leading manufacturer of gels which are used with medical electrodes for testing and other monitoring purposes. In fiscal 1995, the Company acquired LMI, a manufacturer of medical electrodes and Cambrex, which produces hydrogel wound care products.

    Ludlow's Laminating and Coating Division produces protective packaging and other materials made of coated or laminated combinations of paper, polyethylene and foil. Coated packaging materials provide barriers against grease, oil, light, heat, moisture, oxygen and other contaminants that could damage the contained products. The division produces structural coated and laminated products such as plastic coated kraft, linerboard and bleached boards for rigid urethane insulation panels, automotive components and wallboard panels. Other applications include packaging for photographic film, frozen foods, health care products, electrical and metallic components, agricultural chemicals, cement and specialty resins. The division has two manufacturing plants located in Louisiana and Mississippi. Ludlow markets its laminated and coated products through its internal sales force and independent manufacturers' representatives.

    The Twitchell division of Ludlow manufacturers extrusion coated polyester yarns and woven fabrics and woven and knit paper fabrics. These fabrics are sold by Twitchell's internal sales force to manufacturers for use principally in outdoor furniture, awnings, housewares and other specialty products. Non-woven coated fabric is manufactured and sold for use as disposable medical clothing. The division's plant is located in Alabama.

    Ludlow's Accurate Forming division manufacturers deep-drawn metal parts, primarily barrels, caps and clips for pens and pencils and containers, caps and closures for cosmetics, pharmaceutical packaging and automotive applications. Accurate sells it products on a direct basis through its internal sales force and also utilizes manufacturers' representatives. Accurate's facility is located in New Jersey.

Armin

    Armin manufactures polyethylene film and packaging products in a wide range of size, gauge, construction strength, stretch capacity, clarity and color. Armin extrudes low density, high density and linear low density polyethylene film from resin purchased in pellet form, using such additives as coloring, slip and anti-block chemicals. Examples of Armin's product mix include plastic supermarket packaging, greenhouse sheeting, shipping covers and liners and a variety of other packaging configurations for the aerospace, agricultural, automotive, construction, cosmetics, electronics, food processing, healthcare, pharmaceutical and shipping industries. Armin also manufacturers a number of other polyethylene products, such as reusable plastic pallets, transformer pads for electric utilities, and a large variety of disposable gloves for the cosmetic, medical, foodhandling and pharmaceutical industries. A majority of all sales are generated through Armin's internal sales force. Armin serves over 6,000 customers in the United States and has 11 plants in California, Georgia, New Jersey, North Carolina, Oklahoma and South Carolina.

FIRE PROTECTION AND OTHER CONTRACTING SERVICES

    Tyco engages in fire protection contracting and in the manufacture and distribution of fire protection products and equipment.

    Tyco's Grinnell subsidiary ("Grinnell"), which was founded in 1850, is the largest installer, manufacturer and supplier of automatic sprinkler and fire protection and detection systems in North America. Wormald International Limited ("Wormald"), which was founded in 1889 and whose business and assets were acquired by Tyco in 1990, operates as a major fire protection company with contracting, manufacturing and distribution operations throughout Western Europe and Asia-Pacific. The combination of Grinnell and Wormald has resulted in creating the largest fire protection company in the world, forming a network of over 200 offices on five continents.

Contracting

    As the largest fire protection contractor in the world, Tyco designs, fabricates, installs and services automatic sprinkler and fire suppression systems in buildings and other installations. Tyco installs fire protection systems in both new and existing structures. Typically, the contracting businesses bid on contracts for fire protection installation which are let by owners, architects, construction engineers and mechanical or general contractors. In recent years, the business of retrofitting existing buildings in the United States and Canada has grown as a result of local and state legislation requiring installation of fire protection systems and reduced insurance premiums available on structures with automatic sprinkler systems. The retrofitting and servicing of fire protection systems in existing buildings represented approximately 60% of Grinnell's North American contracting sales during Tyco's prior three fiscal years.

    A majority of the fire suppression systems installed by Tyco are water-based, but Tyco is also the world's leader in providing custom designed special hazard fire protection systems which incorporate various specialized non-water agents such as foams, dry chemicals and gases. Systems using agents other than water are suited for fire protection in certain manufacturing, power generation, petrochemical, offshore oil exploration, transportation, telecommunications, mining and marine applications. The Company holds exclusive manufacturing and distribution rights in several regions of the world for INERGEN(R) fire suppression products. INERGEN(R), an alternative to the ozone depleting agent known as halon, consists of a mixture of three inert gases designed to effectively extinguish fires without polluting the environment or damaging costly equipment.

    Tyco also services, maintains, repairs and inspects fire suppression systems installed by Tyco and other contractors. In Australia, New Zealand and Asia, the Company, through its O'Donnell Griffin division, also engages in the installation of electrical wire and related electrical equipment in new and existing structures and offers specialized electrical contracting services in these markets including applications for railroad and bridge construction.

    Substantially all the mechanical components (and, in North America, most of the pipe) used in the fire protection system installed by the Company are manufactured in the Company's own facilities. Tyco also has fabrication plants worldwide that cut, thread and weld pipe, which is then shipped with other prefabricated components to job sites for installation. Tyco also installs alarms, detection and activation devices and centralized monitors. Tyco has developed its own computer-aided-design technology that reduces the time required to design systems for specific applications and coordinates fabrication and delivery of system components.

    On July 1, 1996, Tyco acquired Thorn Security Group Limited ("Thorn") headquartered in Sunbury-on-Thames, United Kingdom, for approximately $214 million. Thorn, with annual sales of approximately $300 million, designs, manufactures, installs and services a broad range of systems used in fire alarm detection and building security applications in the United Kingdom, Europe, United States and the Far East.

Manufacturing and Distribution

    Tyco manufactures most of the components used in its own fire protection contracting business, as well as a variety of products for sale to other fire protection contractors. In North America, the Company manufactures pipe and pipe fittings, fire hydrants, sprinkler heads and substantially all of the mechanical sprinkler components used in an automatic fire suppression system. In the United Kingdom, France, Germany and Asia-Pacific, the Company manufactures and sells sprinkler heads, specialty valves, fire doors and electronic panels for use in fire detection systems. In Mexico, the Company manufactures fire extinguisher, fire hose and related equipment.

    At Ansul, Incorporated (Wisconsin) and Total Parsch (Mexico), the Company manufactures and sells various lines of dry chemical, liquid and gaseous portable fire extinguisher and related agents for industrial, government, commercial and consumer applications. These operating units also manufacture and sell special hazard fire suppression systems designed for use in restaurants, earth moving equipment, marine applications, mining applications, the petrochemical industry, confined industrial spaces and commercial spaces housing delicate and electronic equipment. Ansul Incorporated also manufactures spill control products designed to absorb, neutralize and solidify spills of various hazardous materials.

    Fire protection products are sold through the Company's flow control products distribution network discussed in "Flow Control," below, and through independent distributors.

Environmental Services

    In January 1996, Tyco acquired The Earth Technology Corporation ("EarthTech"), a provider of a broad range of environmental, consulting, and engineering services throughout the United States. The principal services of EarthTech consist of: (i) full-spectrum environmental and hazardous waste management services; (ii) infrastructure design and construction services; (iii) facilities engineering and construction management services for institutional, civic, commercial, and industrial clients; and (iv) contract operations and management services for water, wastewater, and remediation treatment facilities for municipal and industrial clients.

FLOW CONTROL PRODUCTS

    Tyco is a manufacturer and distributor of flow control products in North America, Europe and Asia-Pacific. Flow control products include pipe, fittings, valves, meters and related products which are used to transport, control and measure the flow of liquids and gases. Products are manufactured at 22 plants in North America, the United Kingdom, Germany and Switzerland, and distributed through the Company's own worldwide distribution network and through independent distributors. Tyco's Flow Control Group includes Allied Tube and Conduit Corporation ("Allied"), Mueller Co. ("Mueller") and Tyco's worldwide flow control operations.

Manufacturing

    In North America Tyco manufactures and distributes a wide range of flow control products, including pipe and pipe fittings, tubing, forged steel fittings and valves, meters, couplings, pipe hangers, strut and related components. These products are used in plumbing, heating, ventilation and air conditioning (HVAC) systems, mechanical contracting, power generation, water and gas utilities, oil and gas exploration, petrochemical and numerous other industrial applications. Tyco also manufacturers certain related products such as steel tubing, custom iron castings, malleable iron pipe fittings and fencing materials. In Europe Tyco manufactures Teflon lined specialty valves for use in highly corrosive environments and specialty high performance butterfly valves and ball valves that are used principally in the oil and gas, chemical and processing industries.

    Allied is the leading North American manufacturer of pipe and other tubular products. Allied manufactures a full line of steel pipe for the fire protection and construction industries and for commercial, residential and institutional markets. Its mechanical tube division offers steel tubing in a wide assortment of shapes and sizes for a variety of industrial and commercial applications. Allied's fence division is a leader in the manufacture of products for the residential and industrial/commercial fence market.

    Mueller, a manufacturer of water and gas distribution products, manufactures fire hydrants, iron butterfly and gate valves, service line brass valves and fittings, gas valves and meter bars, water meters, backflow preventers and related products for sale to independent distributors and, to a lesser extent, directly to waterworks contractors, municipalities and gas companies throughout the United States and Canada.

Distribution

    Tyco operates through a 49 branch distribution network for the sale of flow control and fire protection products in North America. Three Regional Distribution Centers ("RDC's") are strategically located in Georgia, Illinois and California to support the branches' product needs and to ship directly to customers. Each RDC stocks over 8,500 products. Tyco also stocks and sells products through various distribution centers in Europe, Australia, New Zealand, the Middle East and Asia. In Europe, the Company distributes fire protection products through warehouses located in the Netherlands, the United Kingdom, Germany and France. In the Asia-Pacific region, the Company distributes fire protection and flow control products through warehouses located in Australia, New Zealand and Singapore. Through the various distribution channels, the Company offers its products to distributors and fire protection and sprinkler contractors and, to a lesser extent, mechanical and industrial contractors and original equipment manufacturers. While distribution patterns vary, most centers stock an extensive line of valves, fittings, pipe and other products for fire protection systems, components for HVAC installations and water and gas distribution, and specialized valves and piping for the chemical, food and beverage processing industries. Products manufactured by the Company accounted for approximately 77% of its North American distribution sales in fiscal 1995.

ELECTRICAL AND ELECTRONIC COMPONENTS

    Tyco's electrical and electronic components group consists of Simplex Technologies, Inc. ("Simplex"), the Company's Printed Circuit Group and Allied's Electrical Conduit division. Simplex manufacturers underwater communications cable and cable assemblies. The Printed Circuit Group manufactures printed circuit boards and assembles backplanes for the electronics industry. Allied manufactures and distributes electrical conduit and related components used in commercial electrical installations.

Simplex

    Simplex is the largest U.S. manufacturer of undersea fiber optic telecommunications cables. Simplex also manufacturers cable and cable assemblies for the U.S. Navy, underwater electric power cable for use by power authorities and utilities, and electro-mechanical cable for unique field applications. Simplex's principal customer is AT&T, which accounted for approximately 86% of its revenues in fiscal 1995.

    Under a multi-year engineering development program, Simplex and AT&T Bell Laboratories, Inc. have developed a proprietary encapsulation process for AT&T supplied optic fibers used in underwater telecommunications cables. Simplex manufacturers the cable and performs system assembly and has proprietary rights to the encapsulation process. From 1986 through June 30, 1995, Simplex manufactured in excess of 100,000 kilometers of undersea optical cable deployed by AT&T. In fiscal 1995 Simplex delivered the first of a new generation of high capacity undersea systems. These systems have enhanced operating capabilities including much greater data rates, increased capacity and a new fiber design. Simplex's encapsulation and systems' assembly and testing processes are being adapted to incorporate the new technology.

    For more than thirty years, Simplex has been the primary supplier of cable and cable assemblies to the U.S. Navy for use in data-gathering systems. Cable for U.S. Navy systems is manufactured under various types of contracts including cost-plus-incentive fee, time and material and fixed-price.

Printed Circuit Group

    Tyco's Printed Circuit Group of companies (the "Group") is one of the largest independent manufacturers of multi-layered printed circuit boards and assemblers of backplanes in the United States. Printed circuit boards are used in the electronics industry to mount and interconnect components to create electronic systems. They are categorized by the number of sides or layers that contain circuitry, and can be single-sided, double-sided or multi-layer. In general, single and double-sided boards are less advanced. Multi-layer boards provide greater interconnection density while decreasing the number of separate printed circuit boards required to accommodate powerful and sophisticated components. Backplanes include printed circuit boards and are assemblies of connectors and other electronic components which distribute power and interconnect printed circuit boards, power supplies and other system elements.

    The Group manufactures highly sophisticated double-sided, mass molded boards of up to eight layers, precision tooled, custom laminated multi-layer boards of up to 28 layers and sophisticated flexrigid circuits boards for use in environmentally demanding conditions. The majority of the Group's sales are derived from its high-density multi-layer boards. The Company's backplanes facility produces fully assembled units utilizing press-fit or soldered connection technology, custom pin grid array sockets and surface mounted assembly. The printed circuit boards and backplanes manufactured by the Company are designed by customers and are manufactured on a job order basis to the customer's specifications.

    The Group markets its products mainly through independent manufacturers' representatives and to a lesser extent through its own internal sales organization. The Group's customers are generally original equipment manufacturers in the telecommunications, aircraft, computer, military and other industrial and consumer electronics industries.

Allied

    Allied's electrical conduit division is one of the leading producers of steel electrical conduit in the United States. Electrical conduit is galvanized steel tubing designed to contain current-carrying electrical wires both inside and outside building structures. Steel conduit also serves as an electrical ground which ensures proper operation of circuit interrupters and provides a channel into which additional wires can be inserted or removed as electrical needs change. The division manufactures a full line of electrical conduit at plants in Illinois and Pennsylvania. The division also manufactures metal framing and other products at a plant in Michigan. The division's electrical conduit and related products are sold to wholesale electrical distributors through Allied's distribution facilities by an internal sales force and by a network of commissioned sales agents.

                              BUSINESS OF CARLISLE

BUSINESS

    General. Carlisle is a leading producer of consumer and industrial products made from plastics. Carlisle's products include trash bags, flexible packaging, garment hangers and sheeting. Carlisle's trash bag products include institutional lines, as well as Carlisle's own national consumer brands. In the fourth quarter of 1995, Carlisle elected to exit its private label grocery and plastic container businesses. Sales are primarily in North America.

    The following table sets forth Carlisle's major product categories as a percentage of net sales for each of the three years ended December 31:

                                                                          1995     1994     1993
                                                                         ------    -----    -----
Hangers...............................................................     33.0%    31.9%    26.6%
Consumer Bags.........................................................     23.8     25.0     28.3
Sheeting..............................................................     18.4     16.6     16.1
Packaging/Other.......................................................     14.3     14.5     14.9
Institutional Bags....................................................     10.5     12.0     14.1
                                                                         ------    -----    -----
                                                                          100.0%   100.0%   100.0%
                                                                         ------    -----    -----
                                                                         ------    -----    -----

    History. Carlisle was incorporated in Delaware in 1985 and adopted its present name in February 1989. In 1989, Carlisle acquired 79% ownership in PolyTech, Inc. ("Polytech"). In 1990, Carlisle, through PolyTech, purchased 100% of the outstanding capital stock of American Western Corporation ("American Western"). In March of 1995, PolyTech was merged into Carlisle.

    In 1991, Carlisle completed an initial public offering (the "Carlisle A Stock Offering"). In conjunction with the Carlisle A Stock Offering, Carlisle converted all shares of Carlisle's outstanding common stock into shares of Carlisle B Stock; acquired the 21% minority interests in its directly owned subsidiaries in exchange for shares of Carlisle A Stock; and changed its tax status from a "S" corporation to a "C" corporation.

    In July 1991, Carlisle purchased a two-thirds interest in Rhino-X Industries, Inc. ("Rhino-X"). On January 1, 1994 Carlisle purchased the remaining one-third minority interest shares of its subsidiary Rhino-X.

    Products. Carlisle supplies plastic trash bags to three major markets: mass merchandise, grocery chains, and institutional. Carlisle provides Ruffies(R), a national brand consumer trash bag, for mass merchandise and other retail stores. For institutional customers, such as food service distributors, janitorial supply houses, restaurants, hotels and hospitals, Carlisle provides heavy duty trash can liners.

    In the consumer trash bag market, Carlisle competes primarily with two advertised national brands. Carlisle has historically concentrated on mass merchandisers as the primary market for its branded Ruffies(R) trash bags, while the other major national brands are marketed primarily through food retailers.

    Film-Gard(R), Carlisle's leading plastic sheeting product, is sold to consumers and professional contractors through do-it yourself outlets, home improvement centers and hardware stores. A wide range of Film-Gard(R) products are sold for various uses, including painting, renovation, construction, landscaping and agriculture. Carlisle's industrial packaging film is sold through distributors and manufacturers for use as shrink wrap and other packaging requirements.

    Molded plastic garment hangers are sold by Carlisle to four markets: garment manufacturers, national retailers, regional or local retailers, and mass merchandisers. Garment manufacturers place their clothes on Carlisle's hangers before shipping to retail outlets. Carlisle creates and sells customized hanger designs to national retailers. Regional or local retailers buy standard Carlisle hanger lines for retail clothing display. Carlisle also supplies mass merchandise stores with consumer plastic hangers for sale to the general public.

    Carlisle operates in a competitive marketplace where success is dependent upon price, service and quality. Carlisle has positioned itself as a major supplier of innovative plastic products to large, rapidly growing national customers at the highest levels of value, service and quality.

    Raw Materials. The primary raw materials used by Carlisle in the manufacture of its products are various plastic resins, primarily polyethylene. Carlisle's financial performance is thus dependent to a substantial extent on the polyethylene resin market. The primary plastic resins used by Carlisle are produced from petrochemical intermediates derived from products of the natural gas and crude oil refining processes, respectively. Because plastic resins are commodity products, price is a significant factor in the selection of suppliers. Consequently, Carlisle's sources for plastic resins tend to vary from year to year. Shortages of plastic resins have been infrequent.

    Natural gas and crude oil markets experience substantial cyclical price fluctuations as well as other market disturbances, including shortages of supply, the effect of OPEC policy and crises is the oil producing regions of the world. The capacity, supply and demand for plastic resins and the petrochemical intermediates from which they are produced are also subject to cyclical and other market factors. Consequently, plastic resin prices may fluctuate as a result of changes in natural gas and crude oil prices and the capacity, supply and demand for resin and petrochemical intermediates from which they are produced.

    Carlisle uses in excess of 425 million pounds of plastic resins annually. At this level, Carlisle is one of the largest purchasers of plastic resin in the United States. Management believes that large volume purchases of plastic resin result in lower unit raw material costs.

    Carlisle may not always be able to pass through increases in the cost of its raw materials to its customers in the form of price increases. To the extent that increases in the cost of plastic resin cannot be passed on to its customers, such increases may have an adverse impact on profit margins and the overall profitability of Carlisle.

    Major Customers. Carlisle has one customer (Wal*Mart) that accounts for approximately 10% of its consolidated net sales for the year ended December 31, 1995 and 7% of its consolidated sales for the years ended December 31, 1994 and 1993.

    Employees. As of December 31, 1995, Carlisle employed approximate 2,500 (550 in Mexico) full-time employees, of whom approximately 2,050 are in manufacturing and approximately 450 are in administration and sales. Approximately 675 (550 in Mexico) and 175 of Carlisle's total work force are represented by labor unions under contracts which are due to expire in 1996 and 1997, respectively. Carlisle is currently in the early stages of re-negotiating the union contracts which expire in 1996 and will renegotiate the union contract which expires in 1997 in due course. Carlisle has historically enjoyed satisfactory relations with both union and non-union employees.

    Seasonality of Portions Of Business. Historically, Carlisle's results have been affected, in part, by the nature of its customers' purchasing trends for various seasonal and promotional programs. The first quarter is typically the least profitable quarter, and the third quarter is the strongest due to demands for hangers during the holiday season, lawn and leaf bags in the fall and strong promotional activity by major mass merchandisers.

    Environmental And Safety Matters. Carlisle routinely monitors environmental compliance at its manufacturing facilities. The cost of such compliance has not been significant. Carlisle is currently not subject to any environmental proceedings. During 1995, Carlisle did not make any material capital expenditures for environmental control facilities, nor does it anticipate any in the near future.

    Actions by federal, state and local governments concerning environmental matters could result in laws or regulations that could increase the cost of producing the products manufactured by Carlisle or otherwise adversely affect the demand for its products.

    At present, environmental laws and regulations do not have a material adverse effect upon the demand for Carlisle's products. Carlisle is aware, however, that certain local governments have adopted ordinances prohibiting or restricting the use or disposal of certain plastic products that are among the types of products produced by Carlisle. If such prohibitions or restrictions were widely adopted, such regulatory and environmental measures could have a material adverse effect upon Carlisle. In addition, a decline in consumer preferences for plastic products due to environmental considerations could have a material adverse effect upon Carlisle.

    Certain of Carlisle's operations are subject to federal, state and local environmental laws and regulations that impose limitations on the discharge of pollutants into the air and water and establish standards for the treatment, storage and disposal of solid and hazardous wastes. While historically Carlisle has not had to make significant capital expenditures for environmental compliance, Carlisle cannot predict with any certainty its future capital expenditures for environmental compliance because of continually changing compliance standards and technology. Carlisle does not currently have any insurance coverage for environmental liabilities and does not anticipate obtaining such coverage in the future.

PROPERTIES

    Carlisle utilizes approximately 598,000 square feet of leased space and approximately 1,563,000 square feet of space owned by Carlisle.

The principal properties of Carlisle are as follows:

                                                                            LEASED      OWNED
             LOCATION                      DESCRIPTION OF PROPERTY         (SQ.FT.)    (SQ.FT.)
- -----------------------------------  -----------------------------------   --------    -------
Phoenix, Arizona                     Corporate and Divisional Office         33,000
Corona, California                   Distribution Warehouse                   7,000
San Francisco, California            Distribution Warehouse                  11,000
Santa Ana, California                Distribution Warehouse                 103,000
Portland, Maine                      Manufacturing                           17,000
Jessup, Maryland                     Manufacturing                           60,000
Los Pinos, New Mexico                Manufacturing                           45,000
Tijuana, Mexico                      Manufacturing                           37,000    100,000
Fairmont, Minnesota                  Manufacturing and Distribution
                                       Warehouse                                        66,000
Minneapolis, Minnesota               Manufacturing, Distribution
                                       Warehouse and Divisional Offices                189,000
North Bergen, New Jersey             Distribution Warehouse                 110,000
Wellington, New Jersey               Manufacturing                           10,000
Battleboro, North Carolina           Manufacturing and Distribution
                                       Warehouse                                       391,000
Forest City, North Carolina          Manufacturing and Distribution
                                       Warehouse                                       180,000
Thomasville, North Carolina          Manufacturing and Distribution
                                       Warehouse                            145,000
Ringtown, Pennsylvania               Manufacturing and Distribution
                                       Warehouse                                       232,000
Sioux Falls, South Dakota            Manufacturing and Distribution
                                       Warehouse                                       221,000
Dallas, Texas                        Distribution Warehouse                  20,000
Victoria, Texas                      Manufacturing and Distribution
                                       Warehouse                                       184,000

- ------------

    Carlisle also leases properties in Hong Kong and Costa Rica.

LEGAL PROCEEDINGS

    Carlisle is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations, or cash flows of Carlisle.

DIRECTORS AND EXECUTIVE OFFICERS OF CARLISLE

    The directors and executive officers of Carlisle and their respective ages (as of March 15, 1996), principal occupation and other positions and year each has been a director are listed below:

                                                PRINCIPAL OCCUPATION AND OTHER         DIRECTOR
NAME AND AGE                                             DIRECTORSHIPS                  SINCE
- -----------------------------------------  -----------------------------------------   --------
William H. Binnie (38)...................  Chairman of the Board of Directors of         1985
                                           Carlisle since 1985 and President and
                                           Chief Executive Officer of Carlisle from
                                           1985 to 1994.
Clifford A. Deupree (59).................  Chief Executive Officer of Carlisle since     1991
                                           1995; President of Carlisle since 1994;
                                           President of Carlisle's Molded Products
                                           Group since 1992; President of Carlisle's
                                           Plastic Hangers Division since 1989;
                                           Plant Manager of Carlisle's hanger
                                           facilities in California and Mexico since
                                           1989.
Patrick J. O'Leary (38)..................  Chief Financial Officer and Secretary of      1994
                                           the Company since September 1994; Partner
                                           in Deloitte & Touche LLP, an accounting,
                                           auditing and consulting firm, from 1988
                                           to 1994.
David E. Wilbur, Jr. (53)................  Vice-Chairman of the Board of Directors       1992
                                           of Carlisle since September 1994;
                                           President of Wilbur and Associates (a
                                           consulting and merger and acquisition
                                           company) since September 1994 and from
                                           1990 to 1992; President of Carlisle's
                                           Film Products Group from 1992 to
                                           September 1994; Vice Chairman, Edina
                                           Group, Inc. (a merger and acquisition
                                           company); President and Chief Operating
                                           Officer of Poly-Tech from 1984 to 1990.
Yehochai Schneider (62)..................  Private investor in numerous acquisitions     1991
                                           within the plastics industry for more
                                           than the past five years.
Clarence M. Schwerin III (63)............  Private investor for more than the past       1991
                                           five years.
Samuel H. Smith, Jr. (66)................  Chairman of the Board and President of        1991
                                           Classic Plastic Machinery Company since
                                           1990 and President of the Samuel Smith
                                           Group, Inc. (a plastics industry
                                           consulting company) since 1989; Director
                                           of EASCO Corporation since 1992;
                                           President of Van Dorn Plastic Machinery
                                           Co. from 1965 to 1988; Chairman of the
                                           Society of Plastics Industry Inc. from
                                           1986 to 1988.
Grant M. Wilson (55).....................  Vice Chairman of the Board of Directors       1985
                                           of Carlisle since February 1994; private
                                           investor and Chairman of Cohasset Capital
                                           Corporation for more than the past five
                                           years.

CARLISLE EXECUTIVE COMPENSATION
Summary of Cash and Certain Other Compensation

    The following table shows, for the years ending December 31, 1995, 1994 and 1993, the cash compensation paid by Carlisle, as well as certain other compensation paid or accrued for those years, to William H. Binnie, the Chairman of the Board of Directors of Carlisle, and each of the other executive officers of Carlisle as of December 31, 1995 (together with Mr. Binnie, the "Named Executives"), whose total annual salary and bonus exceeded $100,000 during 1995 in all capacities in which they served:

                           SUMMARY COMPENSATION TABLE

                                                                          LONG-TERM
                                                                         COMPENSATION
                                                                         ------------
                                                ANNUAL COMPENSATION       SECURITIES
                                              -----------------------     UNDERLYING        ALL OTHER
NAME AND PRINCIPAL POSITION           YEAR    SALARY($)     BONUS($)      OPTIONS(#)     COMPENSATIONS($)
- -----------------------------------   ----    ---------    ----------    ------------    ----------------
William H. Binnie..................   1995             (1)    -0-           -0-              -0-
  Chairman of the Board               1994             (1)    -0-           -0-              -0-
                                      1993             (1)    -0-           -0-              -0-
Clifford A. Deupree................   1995    $ 400,000    $   50,000       -0-              -0-
  President and Chief                 1994      312,682       250,000       225,000          $110,097(2)
  Executive Officer                   1993      200,819       100,000       100,000          -0-
Patrick J. O'Leary.................   1995      250,000       -0-           -0-              -0-
  Chief Financial Officer             1994       76,912(3)    100,000(3)    350,000            50,000(3)
  and Secretary                       1993       -0-          -0-           -0-              -0-
David E. Wilbur, Jr................   1995      102,692(4)    -0-           -0-              -0-
  Vice Chairman                       1994      330,000       -0-           -0-    (4)       -0-
  of the Board                        1993      300,834       -0-           -0-              -0-

- ------------

(1) Carlisle paid management fees to a management company or companies owned directly or indirectly by Mr. Binnie in the amounts of $.75 million in 1995, $1.25 million in 1994 and $1.5 million in 1993. See "Certain
    Transactions--Management Fees."

(2) Amount represents the reimbursement for the loss incurred on the sale of Mr. Deupree's residence and other relocation costs.

(3) Mr. O'Leary became Chief Financial Officer and Secretary effective September 12, 1994 and received a salary for only four months in 1994. The amount indicated under "Bonus" represents a $75,000 signing bonus he received upon commencing employment and a $25,000 Management Incentive Bonus. The amount included under "All Other Compensation" represents a relocation expense payment of $50,000.

(4) Mr. Wilbur received a salary through the expiration of his employment agreement in September 1995. Mr. Wilbur was granted an option to purchase 200,000 shares of Class A Stock in January 1994 and the option was cancelled in September 1994 in accordance with an amendment to Mr. Wilbur's employment agreement.

Stock Options

    There were no options granted under Carlisle's 1991 Employee Incentive Plan to the Named Executives during 1995.

Option Exercises and Holdings

    None of the Named Executives exercised stock options in 1995. The following table sets forth information with respect to the Named Executives concerning the unexercised options held by them as of December 31, 1995:

YEAR-END OPTION VALUES

                                                    NUMBER OF SECURITIES
                                                         UNDERLYING                 VALUE OF UNEXERCISED
                                                    UNEXERCISED OPTIONS                 IN-THE-MONEY
                                                       AT 12/31/95(#)            OPTIONS AT 12/31/95($)(1)
                                                ----------------------------    ----------------------------
NAME                                            EXERCISABLE    UNEXERCISABLE    EXERCISABLE    UNEXERCISABLE
- ---------------------------------------------   -----------    -------------    -----------    -------------
William H. Binnie............................      -0-            -0-                  N/A             N/A
Clifford A. Deupree..........................     130,000         270,000        $  22,500       $  90,000
Patrick J. O'Leary...........................      50,000         300,000           25,000         150,000
David E. Wilbur, Jr..........................     400,000         -0-              200,000             N/A

- ------------

(1) Based on the closing price of $4.50 per share for Carlisle's A Stock on December 31, 1995.

COMPENSATION COMMITTEE REPORT ON EXECUTIVE COMPENSATION

    The Compensation Committee of the Board of Directors (the "Committee") consists of two non-employee directors who make decisions pertaining to executive compensation and benefits. The members of the Committee are currently Messrs. Smith and Schwerin. All decisions by the Committee relating to the compensation of Carlisle's executive officers are reviewed by the full Board of Directors, except for decisions about awards under Carlisle's 1991 Employee Incentive Plan (the "Plan"), which must be made solely by the Committee in order for the grants or awards under such plan to satisfy Rule 16b-3 under the Securities Exchange Act of 1934. Set forth below is a report submitted by Messrs. Smith and Schwerin in their capacity as the Board's Compensation Committee addressing Carlisle's compensation policies for 1995 as they affected the Named Executives.

    Compensation Policies Toward Executive Officers. The Committee's executive compensation policies are designed to provide competitive levels of compensation that are consistent with Carlisle's annual and long-term performance goals, reward above-average corporate performance, recognize individual initiative and achievements, and assist Carlisle in attracting and retaining qualified executives. Executive compensation is targeted at levels that the Committee believes are consistent with others in Carlisle's industry and reflect corporate performance. As a result, the Named Executives' actual compensation levels in a particular year may be above or below those of Carlisle's competitors, depending upon Carlisle's and the individual executive's performance. Carlisle previously retained a compensation consulting firm to analyze the compensation data of manufacturing companies of similar size to Carlisle. The Committee will continue to use this comparative information, in addition to information on corporate performance and the performance of individual executives, for purposes of evaluating compensation for 1996.

    The Committee also endorses the position that stock ownership by management and stock-based performance compensation arrangements are beneficial in aligning management's and shareholders' interests in the enhancement of shareholder value. Thus, the Committee has utilized these elements in Carlisle's compensation packages for executive officers. Awards of stock options under the Plan are designed to promote the identity of long-term interests between Carlisle's executives and its shareholders and assist in the retention of executives.

    Compensation to the Named Executives for 1995, as reflected in the foregoing tables, consisted of base salary and annual bonus. The Committee did not award stock options under the Plan in 1995.

    Salary. The base salary of each of the Named Executives was adjusted during 1995 as a result of changes in the duties and responsibilities of the Named Executives.

    Bonus. Mr. Deupree received a bonus of $50,000 in April 1995 in connection with his appointment as Chief Executive Officer. Otherwise, the committee recommended that no bonuses be paid with respect to 1995, based upon the Committee's evaluation and weighing of corporate, business unit and individual performance in 1995. Measures of corporate performance include Carlisle's operating income and net income. Measures of business unit performance include sales growth, market share and operating income for the business unit. Individual performance measures are established annually by management. After the end of each year, the Committee determines the bonus for each executive based on the individual's value, experience level and the attainment of the pre-established performance goals.

    Options/Stock Based Compensation. During 1995, the Committee did not grant any stock options under the Plan to any of the Named Executives.

    Under the Plan, the Committee may also award stock appreciation rights and restricted stock to key employees. To date, no awards of stock appreciation rights or restricted stock have been made under the Plan.

    Mr. Binnie's Compensation. Mr. Binnie, the Chairman of the Board of Directors of Carlisle, is not compensated directly by Carlisle. Instead, Carlisle pays management fees to a management company owned by Mr. Binnie under a management agreement that is renewable annually. See "Certain
Transactions--Management Fees."

SUBMITTED BY THE COMPENSATION COMMITTEE OF CARLISLE'S BOARD OF DIRECTORS:

                SAMUEL H. SMITH, JR.                CLARENCE M. SCHWERIN III

Stock Performance

    The following graph sets forth a comparison of the cumulative shareholder return of Carlisle A Stock from May 16, 1991 (the effective date of the Carlisle A Stock Offering) to the end of 1991, 1992, 1993, 1994 and 1995 with the cumulative total return for the same periods for the S&P 500 Stock Index and for the Value Line Household Products Industry Index (the "Household Products") based upon a hypothetical $100 investment in Carlisle A Stock and in each Index on May 16, 1991, assuming the reinvestment of dividends (Carlisle has not paid dividends on either the Carlisle A Stock or Carlisle B Stock).

                COMPARISON OF FIVE-YEAR CUMULATIVE TOTAL RETURN
       CARLISLE PLASTICS INC, STANDARD & POORS 500 AND HOUSEHOLD PRODUCTS
                     (PERFORMANCE RESULTS THROUGH 12/31/95)


______________ CARLISLE PLASTICS INC.

______________ Standard & Poors 500

______________ Household Products


$250.00



$200.00



$150.00
                                     [GRAPH]


$100.00



 $50.00



  $0.00
      5/16/91             1991            1992             1993             1994            1995

                                            5/16/91     1991      1992      1993      1994      1995
                                            -------    ------    ------    ------    ------    ------
CARLISLE PLASTICS INC....................   100.00      90.88     49.47     67.87     37.96     41.41
Standard & Poors 500.....................   100.00     113.64    122.49    134.85    137.01    188.39
Household Products.......................   100.00     119.91    133.96    144.21    154.05    204.70

Employment Agreements

    Mr. Wilbur entered into an employment agreement with Carlisle in July 1992 for a term of three years beginning September 1, 1992. The agreement was amended effective September 7, 1994. Under the amended agreement, Mr. Wilbur was entitled to a base salary of $150,000 per annum, through the expiration of the agreement in September 1995. The agreement expired at that time and was not renewed.

    Mr. Deupree entered into an employment agreement with Carlisle in September 1994. Under the agreement, Mr. Deupree is entitled to a base salary of $400,000 per annum, plus a bonus based on a combination of the performance of Carlisle and his own contribution as President of Carlisle. The agreement may be terminated by Mr. Deupree or Carlisle upon written notice. If the agreement is terminated by Mr. Deupree for good reason, or by Carlisle without good cause, Mr. Deupree is entitled to receive salary continuation for a period of 24 months. In conjunction with Mr. Deupree's employment agreement, a Deferred Compensation Agreement was also executed. Under the provisions of the Deferred Compensation Agreement, Mr. Deupree, or his beneficiary, is entitled to receive $1,000 per month for 120 consecutive months upon the later of his 62nd birthday or termination of employment. All benefits under the Deferred Compensation Agreement are forfeited if Mr. Deupree's employment is terminated for good cause, or by violation of the confidential information, disclosure and transfer of product developments, and non-competition clauses of Mr. Deupree's employment agreement.

    Mr. O'Leary entered into an employment agreement with Carlisle in September 1994. Under the agreement, Mr. O'Leary is entitled to a base salary of $250,000 per annum, plus a bonus based on a combination of the performance of Carlisle and his own contribution as Chief Financial Officer of Carlisle. The agreement may be terminated by Mr. O'Leary or Carlisle upon written notice. If the agreement is terminated by Mr. O'Leary for good reason, or by Carlisle without good cause, Mr. O'Leary is entitled to receive salary continuation for a period of 12 months.

    Mr. Deupree's and Mr. O'Leary's employment agreements each contain a provision for change in control whereby if their employment is terminated (including a voluntary termination) within 36 months following any change in control, Mr. Deupree and Mr. O'Leary are entitled to receive a lump sum severance payment equal to 24 months average compensation. See "The Merger--Interests of Certain Persons in the Merger."

Director Compensation

    During 1995, each non-employee director other than Mr. Wilson (Messrs. Schwerin, Smith, Schneider and Mr. Wilbur, upon expiration of his employment agreement) received $2,500 per meeting attended. Mr. Wilson received directors fees totalling $60,000 in 1995. In addition to directors' fees paid, Carlisle also provided medical insurance coverage for Mr. Schwerin at a cost to Carlisle of $3,624. No additional compensation was paid to directors for serving on any committees.

    Under the 1991 Employee Incentive Plan, all directors serving on the Compensation Committee of the Board of Directors annually receive an automatic grant of a non-qualified option to purchase 2,500 shares of Carlisle A Stock at an exercise price equal to the fair market value of the Class A Stock on the date of grant. Pursuant to the Plan, on April 18, 1995, Messrs. Schwerin and Smith were each granted an option to purchase 2,500 shares of Carlisle A Stock at an option price of $5.53 per share, which was the average of the high and low price of the Carlisle A Stock on April 18, 1995, as reported by the New York Stock Exchange.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS OF CARLISLE

    Management Fees. Carlisle entered into a three-year Management Agreement (the "Management Agreement") dated May 22, 1991 with Carlisle Plastics Management Corporation ("CPMC", a wholly owned subsidiary of Carlisle Capital Corporation ("CCC")) (CCC, in turn, is wholly owned by Mr. Binnie). The Management Agreement was extended in May 1994 and amended in September 1995 to provide for a term of one year with an annual fee of $.75 million. Mr. Binnie has been the president of CCC since 1983. Since Carlisle's inception, it has compensated CCC for its services through management fees. Carlisle paid management fees to companies owned directly or indirectly by Mr. Binnie of $.75 million in 1995, $1.25 million in 1994 and $1.5 million in 1993. Pursuant to the Management Agreement, CPMC provides management and oversight assistance to Carlisle in the areas of strategic planning, financial and banking relationships, executive resource management, coordination of legal, accounting, taxation, pension, actuarial and other required professional services and other business decision-making strategies. Because Mr. Binnie controls the stock of Carlisle and CPMC, he indirectly has the power to extend, amend or terminate the Management Agreement, including the power to adjust the management fee payable thereunder.

    Note Receivable from Affiliate. At December 31, 1995, Carlisle had a note receivable from Mr. Deupree, the President of Carlisle, in the amount of $0.1 million, with interest payable annually at a rate of 6%, compounded monthly. The note becomes due in August 1997. However, pursuant to its terms, such note will be forgiven upon the consummation of the Merger. See "The Merger--Interests of Certain Persons in the Merger."

    Leases. Carlisle leases a 17,000 sq. ft. plastic container manufacturing facility in Portland, Maine from Sturbridge Yankee Workshop, Inc. (a corporation wholly owned equally by Mr. Binnie and one of his brothers). The lease expires in 1997. Rent paid by Carlisle to lease this space in 1995 was $0.1 million. Management of Carlisle believes that the terms of the lease were negotiated on an arm's-length basis and reflect the fair market value of the leased premises.

    Carlisle leased an aircraft from Carlisle Air Corporation, which is indirectly owned by Mr. Binnie. In January 1995, the aircraft lease was terminated and lease termination costs of $55.885 were paid. Management believes that the terms of the lease reflected the fair value of the aircraft at the time Carlisle entered into the lease.

          MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
                     AND RESULTS OF OPERATIONS OF CARLISLE

RESULTS OF OPERATIONS: THREE MONTHS ENDED MARCH 31, 1996 COMPARED TO THREE MONTHS ENDED MARCH 31, 1995

NET SALES

    Carlisle's net sales for the three months ended March 31, 1996 decreased 8.3% to $94.6 million from $103.2 million for the three months ended March 31, 1995. Net sales decreased $8.8 million primarily due to the Company's exit from the private label grocery and containers businesses. Sales related to the private label grocery and containers businesses were $3.5 million and $2.4 million, respectively for the three months ended March 31, 1996 and $7.6 million and $7.1 million, respectively for the comparable 1995 period.

GROSS PROFIT

    Gross profit decreased to $22.5 million from $23.4 million and increased to 23.8% as a percentage of sales from 22.7% for the three months ended March 31, 1996 and 1995, respectively. The increase in gross profit as a percentage of sales is attributable to product mix changes and a more favorable resin cost mix.

OPERATING EXPENSES

    Operating expenses, exclusive of goodwill and other amortization, decreased 13.2% to $13.6 million from $15.7 million for the three months ended March 31, 1996 and 1995, respectively. The decrease in operating expenses for the three month period is primarily attributable to decreases in selling and advertising and promotions. Such decreases are primarily the result of Carlisle's exit from the private label grocery and containers businesses and other cost reduction measures implemented during 1995.

INTEREST EXPENSE

    Interest expense decreased 6.6% to $5.4 million for the three months ended March 31, 1996 from $5.8 million for the comparable three month period in 1995. The decrease in interest expense is attributable to a decrease in Carlisle's average outstanding debt. Cash paid for interest decreased 22.1% from $2.3 million for the three months ended March 31, 1995 to $1.8 million for the three months ended March 31, 1996.

INCOME TAXES

    Carlisle recorded a tax provision of $1.3 million reflecting an effective tax rate of 45% for the three months ended March 31, 1996.

NET INCOME

    Net income for the three months ended March 31, 1996 increased to $1.5 million from $.6 million for the three months ended March 31, 1995.

RESTRUCTURING STATUS

    During the first quarter of 1996, Carlisle continued to implement its restructuring plan and successfully exited its remaining private label customer relationships and disposed of its remaining private label inventory. In addition, Carlisle has completed the sale of property and equipment for two more of its container manufacturing facilities. Principal items charged against the restructuring reserve for the three months ended March 31, 1996 were losses related to the disposal of property and equipment, severance, and lease termination costs.

LIQUIDITY AND CAPITAL RESOURCES

    Carlisle's working capital decreased to a deficit of $(8.1) million as of March 31, 1996 from $44.8 million as of December 31, 1995. The decrease in working capital is primarily the net effect of decreases in accounts receivable and increases in the current portion of long-term debt. The decrease in accounts receivable is attributable to the sale of accounts receivable in the amount of $29.2 million to reduce long-term lines of credit in accordance with the Receivables Purchase and Servicing Agreement executed on March 26, 1996 (discussed below). The increase in the current portion of long-term debt is attributable to re-classification of the $19.1 million Senior Variable Rate Notes which become due in March 1997.

    For the three months ended March 31, 1996, net cash provided by operations was $15.7 million compared to net cash used by operations of $.3 million for the comparable period in 1995. The increase in net cash provided by operations is attributable to reduced cash requirements to meet working capital needs. During the comparable period in 1995, accounts receivable and inventories increased significantly primarily as a result of increased resin raw material costs and unit selling prices.

    Net cash used for investing activities increased $2.9 million to $5.1 million for the three months ended March 31, 1996 from $2.2 million for the comparable 1995 period. During the first quarter of 1996, Carlisle continued to invest in production equipment in order to improve manufacturing efficiency and capacity. The 1996 period also includes proceeds received from the sale of property and equipment related to Carlisle's container business. Carlisle anticipates that capital expenditures for fiscal year 1996 will approximate the annual charge for depreciation.

    Net cash used for financing activities was $10.5 million compared to net cash provided by financing activities of $1.4 million for the three months ended March 31, 1996 and 1995, respectively. The 1996 use of cash primarily represents utilization of cash provided by operations to reduce outstanding debt.

    On March 26, 1996, Carlisle terminated its Receivables Funding and Servicing Agreement and entered into a Receivables Purchase and Servicing Agreement. Under the Receivables Purchase and Servicing Agreement, Carlisle sells its receivables into a defined pool of trade accounts receivable. A yield discount rate is charged to Carlisle which is based on the average commercial paper rate (5.4% at March 31, 1996) plus 1.25%. As collections reduce accounts receivable included in the pool, Carlisle sells new receivables up to the maximum permitted under the agreement of $45 million or 85% of eligible accounts receivable or Carlisle's desired funding level, whichever is less. Under the terms of the agreement Carlisle has retained substantially the same risk of credit loss as if the receivables had not been sold. Carlisle, as servicing agent for the purchaser, retains collection and administrative responsibilities. Carlisle sold $29.2 million of accounts receivable at March 31, 1996 and the proceeds from the sales were used to reduce borrowings under its accounts receivable working capital line of credit.

    Carlisle had available funding through the sale of accounts receivable under its Receivables Purchase and Servicing Agreement of $5.5 million at March 31, 1996. At March 31, 1996 Carlisle's revolving inventory credit facility had available borrowings of $17.2 million and no outstanding borrowings.

    Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities will be sufficient to cover future operating requirements in 1996. In 1997 Carlisle has $136.0 million in principal indebtedness which becomes due. On May 14, 1996, Carlisle entered into a definitive merger agreement with Tyco International Ltd., pursuant to which Carlisle will be acquired in a stock for stock transaction. The debt of Carlisle will be assumed by Tyco.

RESULTS OF OPERATIONS

    The following table sets forth certain operating data as a percentage of net sales for each of the three years ended December 31:

                                                                         1993     1994     1995
                                                                         -----    -----    -----
Net sales.............................................................   100.0%   100.0%   100.0%
Gross profit..........................................................    27.4     25.0     19.6
Operating expenses....................................................    17.9     17.9     14.6
Goodwill and other amortization.......................................      .8       .8       .7
Pension termination expense...........................................    --       --         .2
Restructuring.........................................................    --       --        8.0
    Total operating expenses..........................................    18.7     18.7     23.5
Operating income (loss)...............................................     8.7      6.3     (3.9)
Interest expense......................................................     6.3      5.0      5.4
Other income..........................................................     (.1)    --        (.2)
Income (loss) before extraordinary item and change in
  accounting principle................................................     1.6       .8     (6.1)
Net income (loss).....................................................     2.0       .1     (6.1)

1995 COMPARED WITH 1994

    Net sales increased $38.6 million, or 10.0%, to $426.3 million in 1995 compared to $387.7 million in 1994. The net increase is primarily attributable to increases in selling price.

    Gross profit decreased 14.0% to $83.5 million, or 19.6% of net sales in 1995, from $97.1 million, or 25.0% of net sales in 1994. The decrease in gross profit is primarily attributable to plastic resin raw material cost increases through the third quarter of 1995.

    Operating expenses decreased $7.3 million to $62.1 million, or 10.5% in 1995 from $69.4 million in 1994. The 1995 decrease as compared to 1994 is primarily attributable to decreases in freight, advertising and promotions, management fees and administrative costs. The decreases in advertising and promotions, and administrative costs are primarily the result of company-wide strategic cost reduction measures and the consolidation of our corporate offices in Boston and our hanger divisional offices in North Carolina into Phoenix, Arizona.

    Operating income (loss) decreased $41.2 million to $(16.6) million in 1995 from $24.6 million in 1994. The decrease in operating income is attributable to lower gross margins, recording of a restructuring charge of $33.9 million and realizing costs related to the termination of Carlisle's defined benefit pension plan of $1.0 million, partially offset by reduced operating expenses. During the fourth quarter of 1995, Carlisle's Board of Directors approved a plan of restructuring relating to the exit of two unprofitable business units: private label grocery and containers. Principal items included in the charge are estimated contract termination costs, severance for workforce reductions, losses on contracts and the write-off of assets including goodwill. As of December 31, 1995 Carlisle had disposed of two container manufacturing facilities and completed the majority of its workforce reductions. Management estimates that the cash generated from the sale of assets will cover the estimated cash requirements related to the restructuring.

    Sales related to the private label grocery and containers businesses for the year ended December 31, 1995 totaled $25.6 and $30.1 million, respectively, and operating losses, before restructuring charges, totaled $1.9 and $.9 million, respectively.

    Interest expense, including deferred financing and swap and corridor amortization, increased 18.6% to $23.0 million in 1995 from $19.4 million in 1994. The increase in interest expense is attributable to the amortization of swap and corridor termination costs and a higher overall average borrowings and market rate of interest for the year.

    Carlisle recorded a tax benefit of $12.6 million in 1995 compared to a tax provision of $2.3 million in 1994 reflecting effective tax rates of 32.6% and 43.9% for the years ended 1995 and 1994, respectively. The decrease in the effective tax rate is principally due to the amortization and write-off of goodwill which is not deductible for tax purposes. Amortization related to goodwill was $2.1 million for the years ended December 31, 1995 and 1994. Goodwill written off through restructuring totaled $4.5 million in 1995.

    Net income (loss) decreased to $(26.1) million in 1995 from $.5 million in 1994. The decrease in net income is related to decreased gross profit, the recording of $33.9 million in restructuring charges and $1.0 million in pension termination costs, partially offset by reduced operating expenses. Net income for 1994 included an after-tax extraordinary charge of $2.5 million related to the early extinguishment of debt.

1994 COMPARED WITH 1993

    Net sales increased $26.8 million, or 7.4%, to $387.7 million in 1994 compared to $360.9 million in 1993. The net growth was driven primarily by increased hanger sales. Unit volume for Carlisle for 1994 increased 9% from 1993.

    Gross profit decreased 1.9% to $97.1 million, or 25.0% of net sales in 1994, from $98.9 million, or 27.4% of net sales in 1993. The decrease in gross profit is primarily attributable to plastic resin raw material cost increases affecting the third quarter of 1994. Gross profit in the fourth quarter was restored to 26.7% due to sales price increases.

    Operating expenses increased 7.5% in 1994 to $72.5 million from $67.4 million in 1993, due to increases in freight, sales and marketing, and other administrative costs. The increase in freight and sales and marketing is attributable to increased unit volume. The increase in other administrative costs is attributable to increased salaries and expenses related to the relocation of our corporate offices from Boston and our hanger divisional offices from North Carolina to Phoenix, Arizona. Operating expenses as a percent of sales remained flat at 18.7%.

    Interest expense, including amortization of deferred financing costs, decreased 13.9% to $19.4 million in 1994 from $22.5 million in 1993 due to the refinancing of 13.75% fixed rate debt with lower rate variable rate debt.

    Carlisle recorded a tax provision of $2.3 million in 1994, reflecting an effective tax rate of 43.9%, compared to a provision of $3.5 million in 1993, reflecting an effective tax rate of 37.2%. The increase in the effective tax rate is due to the effect of goodwill amortization which is not deductible for tax purposes and a lower pre-tax income for 1994. Amortization related to goodwill was $2.1 million, or 39.5% of pretax income and $2.1 million, or 22.8% of pretax income for the years ending December 31, 1994 and 1993, respectively.

    Net income decreased to $.5 million in 1994 from $7.2 million in 1993. The decrease in net income is attributable to the effect of decreased gross margins, increased operating expenses, and the recording of an after-tax extraordinary charge of $2.5 million related to early extinguishment of debt. Net income in 1993 included after-tax extraordinary charge of $0.2 million and a $1.6 million benefit from the adoption of Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes."

LIQUIDITY AND CAPITAL RESOURCES

    The Company's working capital decreased $20.4 million to $44.8 million at December 31, 1995, compared to $65.2 million at December 31, 1994. The decrease in working capital is attributable to decreases in accounts receivable and inventories and an increase in current liabilities primarily as a result of the restructuring.

    For the year ended December 31, 1995, net cash provided by operations increased $21.7 million to $24.8 million from $3.1 million for the year ended December 31, 1994. The net cash provided by operations for the year ended December 31, 1995 primarily represents non-cash charges for depreciation and amortization. For the year ended December 31, 1994, the effect of such non-cash charges was reduced by increases in inventories and accounts receivable due to the impact of rising raw material costs and selling prices during the second half of 1994.

    Net cash used for investing activities decreased $9.6 million to $12.7 million for the year ended December 31, 1995. Carlisle continued to invest in production facilities in order to improve manufacturing efficiency. In addition, Carlisle received proceeds related to the sale of fixed assets of $3.1 million in 1995. The fixed assets which were disposed of during the year principally relate to assets of the private label grocery and container businesses. Carlisle anticipates that capital expenditures for fiscal year 1996 will be equal to the annual charge for depreciation.

    Net cash provided (used) in financing activities decreased $18.7 million to $(14.7) million for the year ended December 31, 1995 from $4.0 million for the year ended December 31, 1994 and primarily represents debt reduction under Carlisle's sale and leaseback agreement.

    Management currently expects its cash on hand, funds from operations and borrowings available under existing credit facilities to be sufficient to cover operating requirements in 1996. In 1997 Carlisle has $136.0 million in principal indebtedness which becomes due. Management of Carlisle believes that adequate debt financing will be available to provide the cash necessary for these payments.

ACCOUNTING PRONOUNCEMENTS

    During 1995 the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123 "Accounting for Stock Based Compensation." Management of Carlisle does not believe implementation of SFAS No. 121 will have a significant impact on the financial statements. With regard to SFAS No 123, Carlisle has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based transactions.

   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT OF CARLISLE

    The following table includes information as of June   , 1996 concerning (i)
the beneficial ownership of the Carlisle A Stock and Carlisle B Stock (together, the "Common Stock") of Carlisle by shareholders known to Carlisle to beneficially own more than five percent of either class, by each other director of the Company, each executive officer of Carlisle and by all officers and directors of Carlisle as a group, and (ii) the percentage of voting power represented by the Common Stock held by such holders:

                                          CARLISLE B STOCK
                                        ---------------------         CARLISLE A STOCK
                                                                 --------------------------
                                         BENEFICIALLY OWNED                                    PERCENT OF
                                                 (1)             BENEFICIALLY OWNED (1)(2)     VOTE OF ALL
                                        ---------------------    --------------------------    CLASSES OF
          NAME AND ADDRESS               NUMBER      PERCENT      NUMBER           PERCENT       COMMON
         OF BENEFICIAL OWNER            OF SHARES    OF CLASS    OF SHARES         OF CLASS     STOCK (3)
- -------------------------------------   ---------    --------    ---------         --------    -----------
William H. Binnie....................   5,940,313(4)   63.3%        28,282(4)(5)         *         60.6%
  One Harbor Place
  Portsmouth, NH 03801
Christos I. Grigoriou................   1,707,448(6)   18.2%       338,700(6)          4.0%        17.6%
  699 Middle Street
  Middletown, CT 06457
Grant M. Wilson......................   1,374,119      14.6%       291,354             3.4%        14.2%
  111 Pond Street
  Cohasset, MA 02025
Ingalls & Snyder.....................      --          --        1,404,115(7)         23.8%       *
  61 Broadway
  New York, NY 10008
FMR Corp.............................      --          --        2,301,500(8)         27.6%         1.2%
  82 Devonshire Street
  Boston, MA 02109
Clifford A. Deupree..................      --          --          134,000(9)          1.6%           *
Patrick J. O'Leary...................      --          --           62,303(9)            *            *
David E. Wilbur, Jr..................      --          --          637,239(9)          7.2%           *
Yehochai Schneider...................      --          --          110,642(9)          1.3%           *
Clarence M. Schwerin III.............      --          --           22,500(9)            *            *
Samuel H. Smith, Jr..................      --          --           16,500(9)            *            *
All officers and directors of the
Company as a group (9 persons).......   7,314,432      77.9%     1,307,319(8)         14.4%        75.0%

- ------------

 * Less than 1%

(1) Except as otherwise indicated, all shares are beneficially owned and the sole voting and investment power is held by the person indicated.

(2) Excludes beneficial ownership of Carlisle B Stock, which is convertible into Carlisle A Stock at any time on a one-for-one basis, and which automatically converts into Carlisle A Stock upon a transfer of Carlisle B Stock to any person who is not one of the holders of Carlisle B Stock, certain family members of certain holders of Carlisle B Stock, trusts for the benefit of such family members or entities controlled by the holders of such shares of Carlisle B Stock.

(3) Each share of Carlisle A Stock is entitled to one vote, and each share of Carlisle B Stock is entitled to 20 votes.

(4) Excludes 66,543 shares of Carlisle B Stock and 114,815 shares of Carlisle A Stock owned by members of Mr. Binnie's immediate family, as to which Mr. Binnie disclaims beneficial ownership.

(5) Includes 4,000 shares of Carlisle A Stock owned by William H. Binnie as custodian for one of his children, as to which shares Mr. Binnie disclaims beneficial ownership.

(6) Includes 1,707,448 shares of Carlisle B Stock and 300,000 shares of Carlisle A Stock owned by the Grigoriou Family Limited Partnership.

(7) Based upon information included in Schedule 13G filed with the Securities and Exchange Commission. Consists of 73,000 shares over which the owner exercises sole voting and dispositive power and 1,331,115 shares over which the owner exercises no voting power and sole dispositive power.

(8) Based upon information included in Schedule 13G filed with the Securities and Exchange Commission and consists of shares over which the owner exercises no voting power and sole dispositive power.

(9) Includes the following number of shares of Carlisle A Stock which may be purchased pursuant to the exercise of currently exercisable outstanding options: Mr. Deupree, 130,000 shares; Mr. O'Leary, 50,000 shares; Mr. Wilbur, 400,000 shares; Mr. Schneider, 2,500 shares; Mr. Schwerin, 12,500 shares; Mr. Smith, 12,500 shares; and all officers and directors as a group, 610,500 shares.

                      DESCRIPTION OF CAPITAL STOCK OF TYCO

    The following description does not purport to be complete and is subject in all respects to the applicable provisions of Tyco's Restated Articles of Organization and By-Laws, copies of which are filed as exhibits to the Registration Statement.

    The authorized capital stock of the Tyco consists of 2,000,000 shares of preferred stock, par value $1 per share ("Tyco Preferred Stock"), of which no series was authorized or shares outstanding at July 31, 1996, and 180,000,000 shares of Tyco Common Stock, of which 152,976,801 shares were issued and outstanding at July 31, 1996. Tyco Preferred Stock is divisible into and issuable in one or more series. Different series may be established, and the variations in the relative rights and preferences as between them may be fixed, by the Board of Directors of Tyco.

    The holders of Tyco Common Stock are entitled to receive dividends when and as declared by Tyco's Board of Directors but only out of funds legally available for the payment thereof, subject to restrictions imposed by certain indebtedness of Tyco. No cash payment or distribution may be made to holders of Tyco Common Stock until all accrued dividends on all series of Tyco Preferred Stock, if any, have been declared and set apart for payment through the last preceding dividend date set for all such securities.

    Holders of Tyco Common Stock are entitled to one vote per share at any annual or special meeting of stockholders. Holders of Tyco Preferred Stock, if any, are entitled to the voting rights fixed by the Board of Directors of Tyco for their respective series. Voting rights are not cumulative, and therefore holders of more than 50% of the voting power of Tyco could, if they chose to do so, elect all directors, in which case holders of the remaining voting power would be unable to elect any director.

    Article I, Section 6 of Tyco's By-Laws provides that any person (a "Related Person") who together with its Affiliates and Associates (each as defined in Tyco's By-Laws) owns 5% or more of the outstanding shares of Voting Stock (defined in Tyco's By-Laws to include all outstanding shares of capital stock of Tyco entitled to vote in the election of directors upon the occurrence of a specified event or condition) of Tyco, and any Affiliate or Associate of such person (other than Tyco and its Subsidiaries (as defined in Tyco's By-Laws)), must comply with certain minimum price and procedural requirements or, in the alternative, obtain the advance approval of a majority of Tyco's Continuing Directors (as defined in Tyco's By-Laws) or holders of not less than 80% of Tyco's Voting Stock in order to effect a merger or other Business Combination involving Tyco. The various transactions in the definition of "Business Combination" include: any merger or consolidation of Tyco or a Subsidiary with or into a Related Person; any sale, lease, exchange, transfer, or other disposition, in one transaction or a series of transaction, (i) to a Related Person or an Affiliate or Associate of a Related Person of any Substantial Part (as defined in Tyco's By-Laws) of the assets of Tyco or a Subsidiary or (ii) from a Related Person or an Affiliate or Associate of a Related Person, in an amount that would constitute a Substantial Part of the assets of Tyco; any issuance or sale by Tyco or a Subsidiary of any of its securities to a Related Person or an Affiliate or Associate of a Related Person other than pursuant to an employee plan approved by a majority of the Continuing Directors and the stockholders of Tyco; any acquisition by Tyco or a Subsidiary of any securities of a Related Person or Affiliate or Associate of a Related Person; any adoption of any plan for the liquidation or dissolution of Tyco proposed by or on behalf of a Related Person or any Affiliate or Associate of a Related Person; and any reclassification of securities, recapitalization of Tyco or any other transaction that has the effect of increasing the proportion of the outstanding shares of any class of Tyco's or any Subsidiary's equity securities owned by a Related Person or any Affiliate or Associate of a Related Person. The By-Laws of Tyco confer upon a majority of the Continuing Directors the authority to determine, among other things, whether a person is a Related Person and whether any proposed Business Combination complies with the minimum price and procedural requirements. This section of the By-Laws cannot be repealed or amended, nor may an inconsistent provision be adopted, without the affirmative vote of a majority of the Continuing Directors or holders of not less than 80% of the outstanding shares of the Voting Stock of Tyco.

    Upon the dissolution of Tyco or upon any distribution of Tyco's assets, holders of Tyco Common Stock are entitled to all of Tyco's assets available for distribution to stockholders after the holders of all series of Tyco Preferred Stock, if any, have received the preference fixed by the Tyco Board of Directors for their respective series. Holders of Tyco Common Stock do not have any preemptive rights to subscribe for additional issues of capital stock, and they are not liable to further calls or to assessment by Tyco.

    Mellon Bank, N.A. is the registrar and transfer agent of the shares of Tyco Common Stock.

                        COMPARISON OF STOCKHOLDER RIGHTS

    At the Effective Time, the stockholders of Carlisle will become stockholders of Tyco. As stockholders of Carlisle, their rights are presently governed by Delaware law and by the Third Amended and Restated Certificate of Incorporation, as amended (the "Carlisle Certificate"), and By-laws of Carlisle. As stockholders of Tyco, their rights will be governed by Massachusetts law and by the Restated Articles of Organization (the "Tyco Restated Articles") and By-laws of Tyco. The following discussion summarizes the material differences between the rights of holders of Carlisle Common Stock and holders of Tyco Common Stock and differences between the charters and by-laws of Carlisle and Tyco. This summary does not purport to be complete and is qualified in its entirety by reference to the Carlisle Certificate and the By-Laws of Carlisle, the Restated Articles of Organization and the By-Laws of Tyco and the relevant provisions of Delaware and Massachusetts law.

SPECIAL MEETING OF STOCKHOLDERS

    Delaware law provides that special meetings of stockholders may be called only by the directors or by any other person as may be authorized by the corporation's certificate of incorporation or by-laws. Carlisle's By-Laws provide that special meetings may be called by the directors or by any officer instructed by the directors to call the meeting. Massachusetts law provides that special meetings of stockholders of a corporation with a class of voting stock registered under the Exchange Act (a "public company") may be called by a corporation's president or directors, and, unless otherwise provided in the articles of organization or by-laws, must be called by its clerk or any other officer upon written application of the owners of at least 40% of the corporation's stock entitled to vote at such meeting. Tyco's By-Laws provide for the call of a special meeting of stockholders by the chief executive officer or by the Board of Directors or as otherwise provided by law.

INSPECTION RIGHTS

    Inspection rights under Delaware law are more extensive than under Massachusetts law. Under Delaware law, stockholders, upon the demonstration of a proper purpose, have the right to inspect a corporation's stock ledger, stockholder list, and other books and records. Under Massachusetts law, a corporation's stockholders have the right for a proper purpose to inspect the corporation's articles of organization, by-laws, records of all meetings of incorporators and stockholders, and stock and transfer records, including the stockholder list. In addition, stockholders of a Massachusetts business corporation have a qualified common law right under certain circumstances to inspect other books and records of the corporation.

ACTION BY CONSENT OF STOCKHOLDERS

    Under Delaware law, unless the certificate of incorporation provides otherwise, any action to be taken by stockholders may be taken without a meeting, without prior notice, and without a vote, if the stockholders having the number of votes that would be necessary to take such action at a meeting at which all stockholders were present and voted consent to the action in writing. The Carlisle Certificate does not permit any action to be taken by Carlisle's stockholders except at a duly called annual or special meeting. Under Massachusetts law, any action to be taken by stockholders may be taken without a meeting if all stockholders entitled to vote on the matter consent to the action in writing, and a corporation may not provide otherwise in its articles of organization or by-laws.

CUMULATIVE VOTING

    Under Delaware law, a corporation may provide in its certificate of incorporation for cumulative voting by stockholders in elections of directors (i.e., each stockholder casts as many votes for directors as he has shares of stock multiplied by the number of directors to be elected). The Carlisle Certificate does not provide for cumulative voting. Massachusetts has no cumulative voting provision, and the Tyco Restated Articles do not provide for such cumulative voting.

DIVIDENDS AND REPURCHASE OF STOCK

    Under Delaware law, a corporation generally is permitted to declare and pay dividends out of surplus or out of net profits for the current and/or preceding fiscal year, provided that such dividends will not reduce capital below the amount of capital represented by all classes of stock having a preference upon the distribution of assets. Also, under Delaware law a corporation may generally redeem or repurchase shares of its stock if such redemption or repurchase will not impair the capital of the corporation. Under Massachusetts law, the payment of dividends and the repurchase of a corporation's stock are generally permissible if such actions are not taken when the corporation is insolvent, do not render the corporation insolvent, and do not violate the corporation's articles of organization.

CLASSIFICATION OF THE BOARD OF DIRECTORS

    Delaware law permits (but does not require) classification of a corporation's board of directors into one, two or three classes. Massachusetts law permits classification of a corporation's board of directors, but, in the case of a publicly-held company, Massachusetts law requires classification into three classes and imposes certain other requirements unless the directors of such public company elect by vote to be exempt from such requirements. The Carlisle Certificate does not provide for classification of Carlisle's Board of Directors and the By-Laws of Carlisle provide for annual election of all directors. Tyco has elected to be exempt from the requirements of a staggered board under Massachusetts law, and the By-Laws of Tyco provide for annual election of all directors. However, the Board of Directors of Tyco may vote at any time to rescind Tyco's exemption from the requirements of a staggered board.

REMOVAL OF DIRECTORS

    Under Delaware law, stockholders may remove directors with or without cause by a majority vote. Unlike Massachusetts law, Delaware law does not permit directors to remove other directors. Under Massachusetts law, except as otherwise provided in a corporation's articles of organization or by-laws, directors may be removed from office with or without cause by the holders of a majority of shares entitled to vote for the election of directors and for cause by a majority of the directors then in office. The Tyco By-Laws provide that a director may be removed from office with or without cause by a vote of a majority of the shares of stock entitled to vote in the election of directors or for cause by a vote of a majority of the directors then in office. The Tyco By-Laws also provide that a director may be removed for cause only after reasonable notice and opportunity to be heard before the body proposing to remove such director.

VACANCIES ON THE BOARD OF DIRECTORS

    Under Delaware law and the Carlisle By-Laws, vacancies on the Board of Directors may be filled by either shareholders or directors. Conversely, under Massachusetts law unless otherwise provided in the charter and by-laws, vacancies on the Board of Directors may be filled only by the Board of Directors. Tyco's By-Laws provide that any vacancy on the board shall be filled by the remaining directors.

EXCULPATION OF DIRECTORS

    Delaware law and Massachusetts law have substantially similar provisions relating to exculpation of directors. Each state's law permits, and the Carlisle Certificate and the Tyco Restated Articles provide, that no director shall be personally liable to Carlisle and Tyco, respectively, or any of their respective stockholders for monetary damages for breaches of fiduciary duty except where such exculpation is expressly prohibited. The circumstances under which such exculpation is prohibited are substantially similar, except that in Massachusetts a director is not exculpated from liability under provisions of Massachusetts law relating to unauthorized distributions and loans to insiders, while in Delaware a director is not exculpated from liability under provisions of Delaware law relating to unlawful payments of dividends and unlawful stock purchases or redemptions.

INDEMNIFICATION OF DIRECTORS, OFFICERS AND OTHERS

    Both Delaware and Massachusetts law generally permit indemnification of directors and officers for expenses incurred by them by reason of their position with the corporation, if the director or officer has acted in good faith and with the reasonable belief that his conduct was in the best interest of the corporation. However, Delaware law, unlike Massachusetts law, does not permit a corporation to indemnify persons against judgments in actions brought by or in the right of the corporation (although it does permit indemnification in such situations if approved by the Delaware Court of Chancery and for expenses of such actions). Carlisle's By-Laws provide that Carlisle shall indemnify its directors and officers in connection with proceedings brought against such persons by reason of their position with Carlisle and provide to any such person advances for expenses incurred in defending any such proceeding, upon receipt by Carlisle of an undertaking by or on behalf of such person to repay such advances unless it is ultimately determined that such person is entitled to indemnification by Carlisle. The Tyco Restated Articles provide for the indemnification of each director of Tyco and any other person who serves in any other office filled by election or appointment by Tyco stockholders or the Tyco Board of Directors against all expenses, including any judgments, amount reasonably paid in settlement and reasonably incurred professional fees and other disbursements incurred in connection with each suit or proceeding in which such person is involved as a result of serving or having served in such office or at Tyco's request as a director, officer, employee or other agent of any other organization. No indemnification is available with respect to any matter or to which there shall have been an adjudication that the person seeking indemnification did not act in good faith in the reasonable belief that such person's action was in the best interest of Tyco. Neither Massachusetts law nor the Tyco Restated Articles prohibit or limit the rights to indemnification for judgments in derivative actions, but it is not clear that a Massachusetts court would permit indemnification in such circumstances.

INTERESTED DIRECTOR TRANSACTIONS

    Delaware law provides that no transaction between a corporation and one or more of its directors or officers or an entity in which one or more of its directors or officers are directors or officers or have a financial interest shall be void or voidable solely for that reason, or solely because the director or officer is present at, participates in, or votes at the meeting of the board of directors or committee which authorizes the transaction. In order that such a transaction not be found void or voidable, it must, after disclosure of material facts, be approved by the disinterested directors, a committee of disinterested directors, or the stockholders, or the transaction must be fair as to the corporation. Massachusetts law has no comparable provision. However, the Tyco Restated Articles provide that, unless entered into in bad faith, no contract or transaction by Tyco shall be void or voidable by reason of the fact that it is with an officer, director, stockholder, employee or other interested person, and such person shall not be liable to Tyco or any other person because of such interest. These provisions apply notwithstanding that such interested person was necessary to constitute a quorum at the meeting at which such contract or transaction was authorized or that the vote of such person was necessary for authorization of such contract or transaction.

SALE, LEASE OR EXCHANGE OF ASSETS AND MERGERS

    Delaware law requires the approval of the directors and the vote of the holders of a majority of the outstanding stock entitled to vote thereon for the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, although the certificate of incorporation may require a higher stockholder vote. The Carlisle Certificate does not require a higher vote. Massachusetts law provides that a vote of two-thirds of the shares of each class of stock outstanding and entitled to vote thereon is required to authorize the sale, lease, or exchange of all or substantially all of a corporation's property and assets or a merger or consolidation of the corporation into any other corporation, except that the articles of organization may provide that the vote of a greater or lesser proportion, but not less than a majority of the outstanding shares of each class is required. See "Description of Capital Stock of Tyco." Under Massachusetts law, the articles of organization or by-laws may provide that all outstanding classes of stock shall vote as a single class, but, in the case of a merger or consolidation, the separate vote of all classes of stock, the rights of which would be adversely affected by the transaction is also required. Tyco's By-laws provide for additional voting requirements in the case of Business Combinations with Related Persons (both as defined).

AMENDMENTS TO CHARTER

    Under Delaware law, charter amendments require the approval of the directors and the vote of the holders of a majority of the outstanding stock and a majority of each class of stock outstanding and entitled to vote thereon as a class, unless the certificate of incorporation requires a greater proportion. The Carlisle Certificate does not require a greater proportion. In addition, Delaware law requires a class vote when, among other things, an amendment will adversely affect the powers, preferences or special rights of a class of stock. Under Massachusetts law, amendments to a corporation's articles of organization relating to certain changes in capital or in the corporate name require the vote of at least a majority of each class of stock outstanding and entitled to vote thereon. Amendments relating to other matters require a vote of at least two-thirds of each class outstanding and entitled to vote thereon or, if the articles of organization so provide, a greater or lesser proportion but not less than a majority of the outstanding shares of each class. Tyco's Restated Articles contain no such provision. Under Massachusetts law, the articles of organization or by-laws may provide that all outstanding classes of stock shall vote as a single class, but the separate vote of any class of stock the rights of which would be adversely affected by the amendment is also required.

AMENDMENTS TO BY-LAWS

    Under Delaware law, the power to adopt, amend or repeal by-laws lies in stockholders entitled to vote; provided, however, that any corporation may, in its certificate of incorporation, confer the power to adopt, amend or repeal by-laws upon the directors. Under Massachusetts law, the power to make, amend or repeal by-laws also lies in the stockholders; provided that, if authorized by the articles of organization, the by-laws may provide that the directors may also make, amend or repeal the by-laws, except with respect to any provision which by law, the articles of organization or the by-laws requires action by the stockholders. The Carlisle Certificate and Carlisle's By-laws provide that the By-laws may be amended by affirmative vote of either the Carlisle Board of Directors then in office or by the holders of a majority of the outstanding capital stock entitled to vote in the election of any directors of Carlisle. The Tyco Restated Articles provide that the Tyco Board of Directors, as well as the stockholders, may amend Tyco's By-Laws to the extent permitted by law. Tyco's By-Laws provide that any amendment or By-Law adopted by the Tyco board may be amended or repealed by the stockholders. The Tyco By-Laws further provide that the provisions of the By-Laws relating to Business Combinations with Related Persons may only be amended or repealed by the vote of the holders of not less than 80% of the Voting Stock (all as defined), unless such amendment is approved by the majority of Continuing Directors (as defined), in which case such amendment shall only require the affirmative vote of the stockholders otherwise required by law, Tyco's By-Laws or the Tyco Restated Articles.

APPRAISAL RIGHTS

    The rights of dissenting stockholders to obtain the fair value of their shares (so-called "appraisal rights") are more limited under Delaware law than under Massachusetts law. Under Delaware law, appraisal rights are available in connection with a statutory merger or consolidation in certain specified situations. Appraisal rights are not available under Delaware law when a corporation is to be the surviving corporation and no vote of its stockholders is required to approve the merger. In addition, unless otherwise provided in the charter, no appraisal rights are available under Delaware law to holders of shares of any class of stock which is either: (a) listed on a national securities exchange or designated as a national market system security on an inter-dealer quotation system by the National Association of Securities Dealers, Inc. or (b) held of record by more than 2,000 stockholders, unless such stockholders are required by the terms of the merger to accept anything other than: (i) shares of stock of the surviving corporation; (ii) shares of stock of another corporation which are or will be so listed on a national securities exchange or designated as a national market system security on an interdealer quotation system by the National Association of Securities Dealers, Inc. or held of record by more than 2,000 stockholders; (iii) cash in lieu of fractional shares of such stock; or (iv) any combination thereof. Appraisal rights are not available under Delaware law in the event of the sale, lease, or exchange of all or substantially all of a corporation's assets or the adoption of an amendment to its certificate of incorporation, unless such rights are granted in the corporation's certificate of incorporation. The Carlisle Certificate does not grant such rights. Given that (a) Carlisle A Stock is listed on the NYSE and (b) that holders of Carlisle Common Stock will only be receiving shares of Tyco Common Stock, which is listed on the NYSE, and cash in lieu of fractional shares of Tyco Common Stock, no appraisal rights are available to Carlisle stockholders in the Merger. Under Massachusetts law, a properly dissenting stockholder is entitled to receive the appraised value of his shares when the corporation votes
(i) to sell, lease, or exchange all or substantially all of its property and assets, (ii) to adopt an amendment to its articles of organization which adversely affects the rights of the stockholder, or (iii) to merge or consolidate with another corporation, unless a vote of the stockholders was not required to approve such merger or consolidation.

"ANTI-TAKEOVER" STATUTE

    Business Combination Statute. Delaware's "business combination" statute is substantially similar to Massachusetts' business combination statute. However, while the Delaware statute provides that, if a person acquires 15% or more of the stock of a Delaware corporation without the approval of the board of directors of that corporation (an "interested stockholder"), he may not engage in certain transactions with the corporation for a period of three years, the Massachusetts statute has lowered the 15% threshold to 5% with certain persons excluded. Both the Delaware and Massachusetts statutes include certain exceptions to this prohibition; for example, if the board of directors approves the acquisition of stock or the transaction prior to the time that the person became an interested stockholder, or if the interested stockholder acquires 85% (in the Delaware statute) or 90% (in the Massachusetts statute) of the voting stock of the corporation (excluding voting stock owned by directors who are also officers and certain employee stock plans) in one transaction, or if the transaction is approved by the board of directors and by the affirmative vote of two-thirds of the outstanding voting stock which is not owned by the interested stockholder. Carlisle currently is subject to the Delaware business combination statute, and Tyco is subject to the Massachusetts business combination statute.

    Control Share Acquisition. Under the Massachusetts control share acquisition statute for Massachusetts corporations, a person (hereinafter, the "acquirer") who makes a bona fide offer to acquire, or acquires, shares of stock of a corporation that, when combined with shares already owned, would increase the acquirer's ownership to at least 20%, 33 1/3% or a majority of the voting stock of the corporation, the acquirer must obtain the approval of a majority of shares held by all stockholders except the acquirer and the officers and inside directors of the corporation in order to vote the shares acquired. The statute does not require the acquirer to consummate the purchase before the stockholder vote is taken. The control share acquisition statute permits a Massachusetts corporation to elect not to be governed by these provisions by including such an election in its articles of organization or by-laws. The Tyco Restated Articles and Tyco's By-Laws have no such provision.

STOCKHOLDER RIGHTS PLAN

    Unlike Massachusetts law, Delaware law does not specifically authorize the adoption of stockholder rights plans. The Delaware courts have generally upheld the adoption of such plans by Delaware corporations but, as of yet, have not addressed the validity of an adverse person provision in such plans. Massachusetts law provides specific statutory authorization for the adoption of stockholder rights plans by Massachusetts corporations and for such plans to include an adverse person provision. Under an adverse person provision, a board of directors may trigger a stockholder rights plan based on the "nature or identity of a stockholder" if the directors determine that such action is reasonable and in the best interests of the corporation. Neither Tyco nor Carlisle have adopted a stockholder rights plan.

CONSIDERATION OF SOCIETAL FACTORS

    Unlike Massachusetts law, Delaware law does not explicitly provide for the consideration of societal interests by a corporation's board of directors in making decisions. The Delaware Supreme Court has held that, in discharging their responsibilities, directors may consider constituencies other than stockholders, such as creditors, customers, employees and perhaps even the community in general, as long as there are rationally related benefits accruing to stockholders as well. The Delaware Supreme Court has held, however, that concern for non-stockholder interests is inappropriate when a sale of the company is inevitable and an auction among active bidders is in progress. The Carlisle Certificate and Carlisle's By-laws do not discuss consideration of societal factors.

    Massachusetts law expressly provides that, in determining what a director reasonably believes to be in the best interests of the corporation, he may consider the interests of the corporation's employees, suppliers, creditors and customers; the economy of the state, region and nation; community and societal considerations; and the long-term as well as short-term interests of the corporation and its stockholders, including the possibility that these interests may be best served by the continued independence of the corporation. Thus, these interests could be considered even in connection with a decision to sell the company. The Tyco Restated Articles and Tyco's By-laws do not discuss the consideration of societal factors.

                            SECTION 16(A) COMPLIANCE

    Pursuant to Section 16(a) under the Exchange Act, executive officers, directors and 10% shareholders ("insiders") of Carlisle are required to file reports on Forms 3, 4 and 5 of their beneficial holdings and transactions in Carlisle's Common Stock. To Carlisle's knowledge, based on review of the copies of such reports furnished to Carlisle and written representations that no other reports were required during 1995, all Section 16(a) filing requirements applicable to its insiders were complied with.

                                 OTHER MATTERS

    It is not expected that any matters other than those described in this Proxy Statement/Prospectus will be brought before the Special Meeting. If any other matters are presented, however, it is the intention of the persons named in the Carlisle proxy to vote the proxy in accordance with the discretion of the persons named in such proxy.

                                 LEGAL MATTERS

    Certain legal matters with respect to the validity of the securities offered hereby and the Merger will be passed upon for Tyco by M. Brian Moroze, General Counsel of Tyco. Mr. Moroze owns approximately 20,800 shares of Tyco Common Stock. Certain other legal matters in connection with the Merger will be passed upon by Kramer, Levin, Naftalis & Frankel, New York, New York. Joshua M. Berman, a director and secretary of Tyco, is counsel to Kramer, Levin, Naftalis & Frankel and owns 36,000 shares of Tyco Common Stock. Certain legal matters in connection with the Merger will be passed upon for Carlisle by Weil, Gotshal & Manges LLP, New York, New York.

                                    EXPERTS

    The consolidated financial statements of Tyco for the years ended June 30, 1995 and 1994 and the combination of the financial statements of Tyco and Kendall for the year ended June 30, 1993 incorporated by reference in this Proxy Statement/Prospectus have been so incorporated by reference in reliance on the report of Coopers & Lybrand L.L.P., independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of Tyco for the years ended June 30, 1993 (prior to retroactive restatement to account for the pooling of interests with Kendall on October 19, 1994) incorporated by reference in this Proxy Statement/Prospectus have been so incorporated by reference in reliance on the report (which includes an explanatory paragraph relating to the fact that Tyco changed its method of accounting for income taxes and for post-retirement benefits other than pensions in fiscal 1993) of Price Waterhouse LLP, independent accountants, given on the authority of that firm as experts in accounting and auditing.

    The consolidated financial statements of The Earth Technology Corporation
(USA), incorporated by reference in The Earth Technology Corporation (USA) Annual Report (Form 10-K) for the year ended August 25, 1995, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon incorporated by reference therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Carlisle as of December 31, 1995 and 1994 and for each of the three years in the period ended December 31, 1995 included in this Proxy Statement/Prospectus have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report appearing herein, and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing. Representatives of Deloitte & Touche LLP will be present at the Special Meeting, will have an opportunity to make a statement if they desire to do so, and will be available to respond to appropriate questions.

                             STOCKHOLDER PROPOSALS

    Any Carlisle stockholder who wishes to submit a proposal for presentation to Carlisle's 1997 Annual Meeting of Stockholders (if the Merger has not been consummated prior to the date the meeting is to be held) must submit the proposal to Carlisle, 1314 North Third Street, Phoenix, Arizona 85004,
Attention: Secretary. Such proposal must be received not later than November 20, 1996 for inclusion, if appropriate, in Carlisle's proxy statement and form of proxy relating to its 1997 Annual Meeting.

                   INDEX TO FINANCIAL STATEMENTS OF CARLISLE

Audited Financial Statements
    Independent Auditors' Report--Audited Financials.................................    F-2
    Consolidated Balance Sheet at December 31, 1994 and 1995.........................    F-3
    Consolidated Statements of Operations for the years ended December 31, 1993, 1994
      and 1995.......................................................................    F-4
    Consolidated Statements of Stockholders Equity for the years ended December 31,
      1993, 1994 and 1995............................................................    F-5
    Consolidated Statements of Cash Flows for the years ended December 31, 1993, 1994
      and 1995.......................................................................    F-6
    Notes to Audited Financial Statements............................................    F-7

Unaudited Financial Statements
    Independent Accountants' Report--Unaudited Financials............................   F-17
    Consolidated Balance Sheet at December 31, 1995 and March 31, 1996...............   F-18
    Consolidated Statements of Operations for the three months ended March 31, 1995
      and 1996.......................................................................   F-19
    Consolidated Statements of Cash Flows for the three months ended March 31, 1995
      and 1996.......................................................................   F-20
    Notes to Unaudited Financial Statements..........................................   F-21

INDEPENDENT AUDITORS' REPORT

To the Board of Directors and Stockholders of Carlisle Plastics, Inc.

    We have audited the accompanying consolidated balance sheets of Carlisle Plastics, Inc. and subsidiaries as of December 31, 1994 and 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the three years in the period ended December 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the financial position of Carlisle Plastics, Inc. and subsidiaries as of December 31, 1994 and 1995, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 1995 in conformity with generally accepted accounting principles.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
February 16, 1996

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS

                                                                              DECEMBER 31,
                                                                          --------------------
                                                                            1994        1995
                                                                          --------    --------
                                                                             (IN THOUSANDS)
                                ASSETS
Current assets:
  Cash and equivalents.................................................   $  4,488    $  1,842
  Receivables, net of allowance of $4,055 in 1994 and $3,311 in 1995...     55,789      49,171
  Inventories..........................................................     56,538      41,885
  Deferred income taxes................................................      2,074       6,054
  Other current assets.................................................      5,534       5,782
                                                                          --------    --------
    Total current assets...............................................    124,423     104,734
Property, plant and equipment--net.....................................    139,327     124,443
Goodwill--net..........................................................     66,117      59,517
Other assets--net......................................................     11,125       5,745
                                                                          --------    --------
TOTAL ASSETS...........................................................   $340,992    $294,439
                                                                          --------    --------
                                                                          --------    --------

                  LIABILITIES AND STOCKHOLDERS EQUITY
Current liabilities:
  Current portion of long-term debt....................................   $  9,563    $  8,910
  Accounts payable.....................................................     37,999      31,785
  Other accrued liabilities............................................     11,634      11,122
  Restructuring accrual................................................      --          8,086
                                                                          --------    --------
    Total current liabilities..........................................     59,196      59,903
                                                                          --------    --------
Long-term debt--net of current portion.................................    198,277     183,784
                                                                          --------    --------
Deferred income taxes..................................................     11,206       4,306
                                                                          --------    --------
Other noncurrent liabilities...........................................      2,053       1,580
                                                                          --------    --------
Commitments and contingencies (Notes 4, 7 and 9)
Stockholders' equity:
  Preferred stock--par value $.01; 10,000,000 shares authorized, no shares issued or outstanding.......................................
  Class A common stock--par value $.01; 50,000,000 shares authorized,
    8,193,733 and 8,353,973 issued and outstanding in 1994 and 1995,
respectively, one vote per share.......................................         82          84
  Class B common stock--par value $.01; 20,000,000 shares authorized,
    9,510,552 and 9,500,312 issued and outstanding in 1994 and 1995,
respectively, twenty votes per share...................................         95          95
  Additional paid-in capital...........................................     68,359      69,107
  Retained earnings (deficit)..........................................      1,724     (24,420)
                                                                          --------    --------
    Total stockholders' equity.........................................     70,260      44,866
                                                                          --------    --------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY.............................   $340,992    $294,439
                                                                          --------    --------
                                                                          --------    --------

                See notes to consolidated financial statements.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                  YEAR ENDED DECEMBER 31,
                                                             ----------------------------------
                                                               1993         1994         1995
                                                             --------     --------     --------
                                                              (IN THOUSANDS, EXCEPT PER SHARE
                                                                          AMOUNTS)
Net sales.................................................   $360,895     $387,664     $426,272
Cost of goods sold........................................    261,987      290,586      342,775
                                                             --------     --------     --------
Gross profit..............................................     98,908       97,078       83,497
Operating expenses........................................     64,467       69,372       62,075
Goodwill and other amortization...........................      2,970        3,108        3,113
Pension termination expense...............................      --           --             951
Restructuring.............................................      --           --          33,935
                                                             --------     --------     --------
Operating income (loss)...................................     31,471       24,598      (16,577)
Interest expense..........................................     22,549       19,419       23,038
Other income..............................................       (369)        (168)        (876)
                                                             --------     --------     --------
Income (loss) before provision for income taxes,
  extraordinary item and cumulative effect of change in
  accounting principle....................................      9,291        5,347      (38,739)
Provision (benefit) for income taxes......................      3,459        2,348      (12,646)
                                                             --------     --------     --------
Income (loss) before extraordinary item and cumulative
  effect of change in accounting principle................      5,832        2,999      (26,093)
Extraordinary item--early retirement of debt (net of
  income tax benefit of $138 and $1,574 in 1993 and 1994,
respectively).............................................       (234)      (2,462)       --
Cumulative effect of change in accounting principle
  relating to income taxes................................      1,586        --           --
                                                             --------     --------     --------
Net income (loss).........................................   $  7,184     $    537     $(26,093)
                                                             --------     --------     --------
                                                             --------     --------     --------
Income (loss) per common share:
  Before extraordinary item and change in accounting
principle.................................................   $    .33     $    .17     $  (1.47)
  Extraordinary item......................................       (.01)        (.14)       --
Change in accounting principle............................        .09        --           --
                                                             --------     --------     --------
Net income (loss).........................................   $    .41     $    .03     $  (1.47)
                                                             --------     --------     --------
                                                             --------     --------     --------
Average number of common and common equivalent shares
outstanding...............................................     17,737       17,695       17,731
                                                             --------     --------     --------
                                                             --------     --------     --------

                See notes to consolidated financial statements.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                    COMMON STOCK       ADDITIONAL    RETAINED
                                                 ------------------     PAID-IN      EARNINGS
                                                 CLASS A    CLASS B     CAPITAL      (DEFICIT)    TOTAL
                                                 -------    -------    ----------    --------    -------
                                                                     (IN THOUSANDS)
Balance, January 1, 1993......................     $76       $  10      $ 67,861     $ (5,858)   $62,179
Class B shares converted to Class A shares....       4          (4)       --            --         --
Exercise of stock options.....................    --          --              43        --            43
Foreign currency translation adjustment.......    --          --          --             (140)      (140)
Net income....................................    --          --                        7,184      7,184
                                                 -------    -------    ----------    --------    -------
Balance, December 31, 1993....................      80          96        67,904        1,186     69,266
Class B shares converted to Class A shares....       1          (1)       --            --         --
Exercise of stock options.....................       1        --             455        --           456
Foreign currency translation adjustment.......    --          --          --                1          1
Net income....................................    --          --          --              537        537
                                                 -------    -------    ----------    --------    -------
Balance, December 31, 1994....................      82          95        68,359        1,724     70,260
Exercise of stock options.....................       2        --             748        --           750
Foreign currency translation adjustment.......                                            (51)       (51)
Net loss......................................    --          --          --          (26,093)   (26,093)
                                                 -------    -------    ----------    --------    -------
Balance, December 31, 1995....................     $84       $  95      $ 69,107     $(24,420)   $44,866
                                                 -------    -------    ----------    --------    -------
                                                 -------    -------    ----------    --------    -------

                See notes to consolidated financial statements.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                    YEAR ENDED DECEMBER 31,
                                                                --------------------------------
                                                                  1993        1994        1995
                                                                --------    --------    --------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)............................................   $  7,184    $    537    $(26,093)
Adjustments to reconcile net income (loss) to net cash flows from operating activities:
  Depreciation and amortization..............................     19,402      21,546      23,541
  Restructuring charge.......................................      --          --         33,935
  Deferred income taxes......................................      1,263         788     (10,881)
  Gain on sale of fixed assets...............................      --          --           (876)
  Bad debt expense...........................................        969       1,598         780
  Write-off of deferred financing costs......................        122       1,331       --
  Change in accounting principle.............................     (1,586)      --          --
  Other......................................................       (140)          1         (51)
    Changes in assets and liabilities after effect of
      restructuring:
    Receivables..............................................       (664)    (10,617)      2,173
    Inventories..............................................     (1,932)    (13,506)     10,003
    Other current assets.....................................      1,513        (210)        357
    Accounts payable.........................................        132       3,890      (6,214)
    Other accrued liabilities................................     (5,064)     (1,288)     (2,637)
    Other assets.............................................     (1,705)     (1,005)        717
                                                                --------    --------    --------
Net cash provided by operating activities....................     19,494       3,065      24,754
                                                                --------    --------    --------
CASH FLOWS FROM INVESTING ACTIVITIES:
Acquisition of property, plant and equipment.................    (15,274)    (19,095)    (15,813)
Proceeds from sale of fixed assets...........................      --          --          3,104
Purchase of minority interest of subsidiary..................      --         (3,221)      --
Sale of assets of trucking subsidiary........................      1,500       --          --
                                                                --------    --------    --------
Net cash used for investing activities.......................    (13,774)    (22,316)    (12,709)
                                                                --------    --------    --------
CASH FLOWS FROM FINANCING ACTIVITIES:
Issuance of long-term debt...................................        467      59,918       --
Repayments of long-term debt.................................     (6,241)    (84,567)    (14,568)
Borrowings under long-term working capital lines of credit...      --        136,343     108,082
Repayments under long-term working capital lines of credit...      --        (98,180)   (108,778)
Interest rate contracts settled..............................      2,000      (7,805)      --
Deferred financing costs.....................................       (277)     (2,171)       (177)
Issuance of common stock.....................................         43         456         750
Other........................................................        283       --          --
                                                                --------    --------    --------
Net cash (used for) provided by financing activities.........     (3,725)      3,994     (14,691)
                                                                --------    --------    --------
CASH AND EQUIVALENTS:
Net (decrease) increase......................................      1,995     (15,257)     (2,646)
Balance, beginning of year...................................     17,750      19,745       4,488
                                                                --------    --------    --------
Balance, end of year.........................................   $ 19,745    $  4,488    $  1,842
                                                                --------    --------    --------
                                                                --------    --------    --------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid................................................   $ 21,946    $ 20,511    $ 19,538
Income taxes paid............................................   $  2,382    $    730    $  1,123

                See notes to consolidated financial statements.

1. BUSINESS ORGANIZATION AND SIGNIFICANT ACCOUNTING POLICIES
BUSINESS

    Carlisle Plastics, Inc. (the "Company") is a leading producer of consumer and industrial products made from plastics. The Company's products include trash bags, packaging, garment hangers and sheeting used for home improvement, construction and agriculture. The Company's trash bag products include institutional lines, as well as the Company's own national consumer brands. In the fourth quarter of 1995, the Company elected to exit its private label grocery and plastic container businesses (Note 11). Sales are primarily in North America.

BASIS OF CONSOLIDATION

    The consolidated financial statements of the Company include the accounts of American Western Corporation ("American Western"), Rhino-X Industries, Inc. ("Rhino-X"), Carlisle Plastics Funding Corporation ("CPFC"), A&E Products (Far
East) Ltd. ("Far East"), A&E - Korea, Ltd. ("Korea"), A&E Philippines, Inc., Carlisle Costa Rica S.A., Carlisle Plastics Europe S.A., Carlisle Recycling de Mexico, S.A. de C.V., and Plasticos Bajacal, S.A. de C.V. ("Plasticos"). Significant intercompany transactions have been eliminated in consolidation.

    Certain amounts in the prior years' financial statements have been reclassified to conform to the current year's presentation.

CASH EQUIVALENTS

    Cash equivalents include highly liquid investments with an original maturity of three months or less. The recorded amount approximates fair market value.

INVENTORIES

    Inventories are stated at the lower of cost or market. Cost is principally determined using the first-in, first-out (FIFO) method.

PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment are stated at cost. Depreciation is computed on a straight-line basis over the estimated lives of the assets. Amortization of property acquired under capital leases and leasehold improvements is computed on a straight-line basis over the estimated useful lives of the assets or the remaining term of the lease. The estimated useful lives of the Company's property, plant and equipment are as follows:

Land, buildings and improvements................................   5 to 50
Fixtures, machinery and equipment...............................   2 to 25
Property under capital lease....................................   15

GOODWILL AND OTHER ASSETS

    Goodwill arising from the excess purchase price over net assets of businesses acquired is amortized using the straight-line method principally over forty years. Accumulated amortization was $12,464 and $14,564 as of December 31, 1994 and 1995, respectively. On an ongoing basis, the Company evaluates the carrying value of intangible assets versus the undiscounted cash benefits expected to be realized from the performance of the underlying operations and adjusts for any impairment in value based upon the excess of the assets carrying amount as compared to the assets fair value. Upon disposal of significant long lived assets, an estimated ratable amount of goodwill is also written off.

    Included in other assets at December 31, 1994 and 1995 are $3,808 and $2,436 (net of accumulated amortization of $4,073 and $5,489), respectively, of deferred financing costs which are being amortized using the interest method over the term of the related debt.

REVENUE RECOGNITION

    Revenues are generally recognized when products are shipped.

INCOME TAXES

    The Company adopted Statement of Financial Accounting Standards ("SFAS") No. 109, "Accounting for Income Taxes," effective January 1, 1993. The cumulative effect of adopting SFAS No. 109 was to increase 1993 net income by $1,586 ($.09 per share). Deferred tax assets and liabilities are determined based on the differences between the financial statement and the tax bases of assets and liabilities using enacted tax rates.

INCOME (LOSS) PER COMMON SHARE

    Income (loss) per common share is computed on the basis of the weighted average number of common and common equivalent shares, consisting of the dilutive effect of stock options outstanding.

ACCOUNTING PRONOUNCEMENTS

    During 1995 the Financial Accounting Standards Board issued SFAS No. 121 "Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed of" and SFAS No. 123 "Accounting for Stock Based Compensation." Management of the Company does not believe implementation of SFAS No. 121 will have a significant impact on the financial statements. With regard to SFAS No. 123, the Company has determined that it will not change to the fair value method and will continue to use Accounting Principles Board Opinion No. 25 for measurement and recognition of employee stock based transactions.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles necessarily requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

2. INVENTORIES

    Inventories consist of the following at December 31:

                                                            1994       1995
                                                           -------    -------
                                                             (IN THOUSANDS)
Raw materials...........................................   $21,823    $12,553
Finished goods..........................................    34,715     29,332
                                                           -------    -------
Total...................................................   $56,538    $41,885
                                                           -------    -------
                                                           -------    -------

3. PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment consist of the following at December 31:

                                                            1994           1995
                                                       --------------    --------
                                                             (IN THOUSANDS)

Land, buildings and improvements....................      $ 40,586       $ 48,455
Fixtures, machinery and equipment...................       179,372        154,489
Property under capital leases.......................         3,046          2,844
                                                       --------------    --------
Total...............................................       223,004        205,788
Less accumulated depreciation and amortization......       (84,606)       (85,268)
Construction-in-process.............................           929          3,923
                                                       --------------    --------
Property, plant and equipment - net.................      $139,327       $124,443
                                                       --------------    --------
                                                       --------------    --------

    Accumulated depreciation and amortization includes $1,911 and $1,867 at December 31, 1994 and 1995, respectively, relating to property under capital leases.

4. LONG-TERM DEBT

    Long-term debt consists of the following at December 31:

                                                                            1994        1995
                                                                          --------    --------
                                                                             (IN THOUSANDS)
Senior notes, interest at 10.25%, due 1997.............................   $ 90,000    $ 90,000
Equipment sale and leaseback, interest at LIBOR plus 2.65%, due in
installments through 1999..............................................     40,356      27,088
Accounts receivable securitization, interest at the weighted average rate of underlying issued commercial paper (5.9% at December 31,
  1995) plus 1.25% to 2.0%, due 1999...................................     38,163      35,367
Senior variable rate notes, interest at LIBOR plus 4.0%, due 1997......     19,100      19,100
Senior notes, interest at 10.25%, $15,000 principal due 1997, net of
unamortized discount...................................................     14,709      14,827
Capital expenditure loans, interest at fixed rates of 8.09% to 9.16%,
  due in installments through 1998.....................................      3,021       2,370
Revolving credit agreement, interest at LIBOR plus 2.25% to 3.75%, due
1997...................................................................      --          2,100
Capital lease obligation at implicit interest rate of 15%, due in
  installments through 1999............................................      1,710       1,330
Other..................................................................        781         512
                                                                          --------    --------
Subtotal...............................................................    207,840     192,694
Less current portion...................................................      9,563       8,910
                                                                          --------    --------
Total..................................................................   $198,277    $183,784
                                                                          --------    --------
                                                                          --------    --------

LIBOR was 5.7% at December 31, 1995.

    Borrowings under the accounts receivable securitization agreement are limited to the lesser of $45,000 or 85% of eligible accounts receivable, as defined by the agreement, which expires in April 1999. Interest is payable daily based upon the weighted average rate of the commercial paper, which is issued on the secured receivables under the terms of the agreement, plus 1.25% to 2.0% based upon borrowings. Outstanding borrowings under this agreement equalled the amount available at December 31, 1995 of $35,367.

    Borrowings under the revolving credit facility are limited to the lesser of $25,000 or 50% of eligible inventories, as defined in the agreement, which expires in March 1997 and is collateralized by the Company's inventories. Interest is payable monthly at incremental rates of LIBOR plus 2.25% to 3.75% based upon borrowings. Under this facility, the Company may also execute letters of credit up to $9,000. The letters of credit accrue interest payable monthly at incremental rates of 1.5% to 2.5%. Available and outstanding borrowings under the terms of this facility at December 31, 1995 were $15,812 and $2,100 respectively. Issued and outstanding letters of credit were $2,065 at December 31, 1995.

    The use of proceeds received by the Company under the revolving credit and the accounts receivable securitization agreements are limited to funding working capital requirements. In addition, an unused facility fee of .25% is charged on any unused portion of the related agreements.

    The sale and leaseback agreement requires monthly payments of variable principal plus interest at LIBOR plus 2.65% and is collateralized by the underlying equipment. The Company is also required to prepay principal semi-annually in an amount equal to 40% of consolidated net income, limited to $2,000 in each calendar year. The sale and leaseback agreement expires in April 1999. The net gain which was recorded in connection with the sale and leaseback agreement of $2,369 has been deferred and is being amortized over the term of the agreement.

    The revolving credit, accounts receivable securitization and the sale and leaseback agreements contain cross default covenants which require the Company to meet certain financial tests. Such tests include the maintenance of minimum net worth, operating cash flow, limitations on capital expenditures and the payment of dividends. At December 31, 1995, the Company was in compliance with the required covenants.

    The Company has 10.25% Senior Notes with face amounts of $15,000 and $90,000 (together, the "10.25% Notes"). The 10.25% Notes require interest payments semi-annually at a fixed rate of 10.25% and expire in June 1997. The 10.25% Notes may be redeemed at the option of the Company, in whole or in part, at 102.56% of the face amount through June 14, 1996 and par thereafter.

    The Senior Variable Rate Notes are due in 1997 (the "1997 Notes"), with interest payable quarterly at LIBOR plus 4.0%. The 1997 Notes may be redeemed at the option of the Company, in whole or in part, at par plus accrued interest.

    During 1994, the Company used available cash and proceeds received under the sale and leaseback agreement to retire $10,000 in variable rate notes, and $300 of 5.7% Industrial Revenue Bonds. The Company also retired $5,000 and $68,525 of its 13.75% Notes in 1993 and 1994, respectively. As a result of the early retirements of debt, the Company recorded extraordinary charges of $234 and $2,462 (net of taxes of $138 and $1,574, respectively) in 1993 and 1994, respectively.

    As of December 31, 1995, the aggregate annual payments due on long-term debt and the future minimum lease payments under capital lease obligations are as follows:

                                                                 CAPITAL        OTHER
                                                                  LEASE       LONG-TERM
                                                               OBLIGATIONS      DEBT        TOTAL
                                                               -----------    ---------    --------
                                                                          (IN THOUSANDS)
Year ending December 31:
  1996......................................................     $   494      $   8,597    $  9,091
  1997......................................................         519        135,958     136,477
  1998......................................................         545          8,786       9,331
  1999......................................................         139         38,023      38,162
                                                               -----------    ---------    --------
Total minimum payments......................................       1,697        191,364     193,061
Less amount representing interest...........................         367         --             367
                                                               -----------    ---------    --------
Total.......................................................     $ 1,330      $ 191,364    $192,694
                                                               -----------    ---------    --------
                                                               -----------    ---------    --------

Based upon available market information and borrowing rates currently available to the Company for bank loans with similar terms and average maturities, the fair value of long-term debt was approximately $206,900 and $193,400 at December 31, 1994 and 1995, respectively.

5. EMPLOYEE BENEFIT PLANS

    The Company maintained a noncontributory defined benefit pension plan which covered certain employees. Benefits payable were determined based on percentages of compensation for each year of service. During 1995, the Company elected to terminate the defined benefit plan. Accordingly, accumulation of benefits under the plan ceased effective March 31, 1995 and plan assets were subsequently distributed.

    Components of net pension expense for the years ended December 31 are as follows:

                                                                          1995
                                                          1993    1994     -
                                                          ----    ----
                                                             (IN THOUSANDS)

Service cost...........................................   $355    $415    $ 84
Interest cost..........................................    374     402     429
Actual loss (return) on plan assets....................   (543)     69    (368)
Deferred loss on plan assets...........................     --    (538)    (75)
Other net..............................................     48     (60)    (60)
                                                          ----    ----    ----
Net pension expense....................................   $234    $288    $ 10
                                                          ----    ----    ----
                                                          ----    ----    ----

    In addition to the net periodic pension expense in 1995, the Company recognized a gain on plan curtailment of $112 and a loss on settlement of $1,063. Cash contributions to the pension plan for the years ended December 31, 1993, 1994 and 1995 were $122, $0 and $1,152, respectively.

    The Company also maintains defined contribution plans (the "Plans"). Full time employees of the Company who are not members of collective bargaining units are eligible to participate in the Plans after six months of employment. Under the Plans, a participant may elect to reduce annual compensation by 1% to 16% and have that amount contributed to the Plan by the Company on a pre-tax basis up to the maximum allowable deferral per the Internal Revenue Code. The Company matches employee contributions, for one of the Plans, at a rate of 50% of the employee's contribution up to 6% of the employee's salary. Employee contributions vest immediately, whereas employer contributions vest over three years. During the years ended December 31, 1993, 1994 and 1995, the Company's aggregate matching contributions were $372, $366 and $424, respectively.

6. INCOME TAXES

    Significant components of the Company's net deferred tax asset (liability) are comprised of the following as of December 31:

                                                                1994                      1995
                                                       ----------------------    ----------------------
                                                       CURRENT    NON-CURRENT    CURRENT    NON-CURRENT
                                                       -------    -----------    -------    -----------
                                                                        (IN THOUSANDS)
DEFERRED TAX ASSETS:
Accruals not currently deductible...................   $ 2,355     $  --         $ 6,224     $  --
Operating loss carryforwards........................     --            7,067                    11,024
Alternative minimum tax credit carryforwards........     --            2,601       --            2,051
Foreign tax credit carryforwards....................     --           --           --              445
Differences between book and tax basis of
property............................................     --              652       --              507
Other...............................................     --              406       --              335
                                                       -------    -----------    -------    -----------
                                                         2,355        10,726       6,224        14,362
                                                       -------    -----------    -------    -----------
DEFERRED TAX LIABILITIES:
Differences between book and tax basis of
property............................................     --          (19,302)      --          (16,942)
Deferred net loss on interest rate contract
settlement..........................................     --           (2,588)      --           (1,707)
Prepaid expenses....................................       (88)       --             (45)       --
Other...............................................      (193)          (42)       (125)          (19)
                                                       -------    -----------    -------    -----------
                                                          (281)      (21,932)       (170)      (18,668)
                                                       -------    -----------    -------    -----------
Net deferred tax asset (liability)..................   $ 2,074     $ (11,206)    $ 6,054     $  (4,306)
                                                       -------    -----------    -------    -----------
                                                       -------    -----------    -------    -----------

    As of December 31, 1995, the Company had net operating loss carryforwards from a purchased subsidiary which expire in the years 2006 through 2008 in the amount of $9,862, which may be utilized to reduce consolidated taxable income to the extent of taxable income generated by the purchased subsidiary. The Company also had a consolidated net operating loss carryforward of $18,572 (of which $11,286 expires in 2009 and $7,286 expires in 2010), alternative minimum tax credits totaling $2,051, which have no expiration date, and foreign tax credit carryforwards of $445 which expire through 1999.

    The Company has not provided a valuation allowance against net deferred tax assets because realization of the benefit is considered more likely than not.

    The provision (benefit) for income taxes consists of the following for the years ended December 31:

                                                    1993      1994       1995
                                                   ------    ------    --------
                                                          (IN THOUSANDS)

Current:
Federal.........................................   $1,723    $ (333)   $ (2,107)
Foreign.........................................      122       219         292
State...........................................      351       100          50
                                                   ------    ------    --------
Total current...................................    2,196       (14)     (1,765)
                                                   ------    ------    --------
Deferred:
Federal.........................................      903     2,233      (9,095)
State...........................................      360       129      (1,786)
                                                   ------    ------    --------
Total deferred..................................    1,263     2,362     (10,881)
                                                   ------    ------    --------
Total...........................................   $3,459    $2,348    $(12,646)
                                                   ------    ------    --------
                                                   ------    ------    --------

    The provision (benefit) for income taxes differs from an amount computed at the statutory tax rate as follows:

                                                                        1993     1994     1995
                                                                        ----     ----     -----
Provision (benefit) using statutory tax rate.........................   35.0%    35.0%    (35.0)%
Graduated tax rate...................................................   (1.0)    (1.0)      1.0
Goodwill amortization................................................    7.8     13.4       1.8
Goodwill written off in restructuring................................    --       --        4.0
State taxes, net of federal income tax benefit.......................    5.1      2.8      (3.0)
Reversal of valuation allowance......................................   (3.6)     --       --
Settlement of certain tax audits.....................................    --       --       (2.7)
Other-net............................................................   (6.1)    (6.3)      1.3
                                                                        ----     ----     -----
Provision (benefit) for income taxes.................................   37.2%    43.9%    (32.6)%
                                                                        ----     ----     -----
                                                                        ----     ----     -----

7. RELATED PARTY TRANSACTIONS
NOTE RECEIVABLE

    At December 31, 1995, the Company had a note receivable from an officer and director of the Company, in the amount of $100, due August 1997. Interest is payable annually at a rate of 6%, compounded monthly.

ACCOUNTS RECEIVABLE

    At December 31, 1995 and 1994, the Company had accounts receivable of $582 and $697 from an affiliate.

MANAGEMENT FEES

    In September 1995, the Company renewed a one year Management Agreement with Carlisle Plastics Management Corporation ("CPMC"), an affiliate of the Company. Under the terms of the agreement, CPMC receives an annual management fee of $750. Management fees paid by the Company to CPMC under the agreement were $1,500, $1,250 and $750 for the years ended December 31, 1993, 1994 and 1995, respectively.

    The indentures for the 10.25% Notes require that management fees not exceed 2.0% of sales per year and that each affiliate execute a management fee subordination agreement.

8. STOCKHOLDERS' EQUITY

    The Company's Class B common stock is one-for-one convertible to Class A common stock and has restrictions on transfers. Each share of Class A common stock is entitled to one vote, and each share of Class B common stock is entitled to twenty votes.

    The Company maintains an incentive stock option plan (the "Incentive Plan") for key salaried employees and directors. The term of an incentive stock option may not exceed ten years. As of December 31, 1995, 1,880,000 shares of Class A Common Stock were reserved for issuance under the Incentive Plan.

    A summary of options granted under the Incentive Plan is as follows:

                                                       NUMBER
                                                         OF      OPTION PRICE
                                                       SHARES      PER SHARE
                                                       ------    -------------
                                                        (IN THOUSANDS, EXCEPT
                                                         PER SHARE AMOUNTS)
Outstanding at January 1, 1993......................     474     $5.00 - $9.50
  Granted...........................................     396     $5.31 - $6.00
  Cancelled or expired..............................     (69 )   $5.00 - $9.50
  Exercised.........................................      (9 )           $5.00
                                                       ------
Outstanding at December 31, 1993....................     792     $5.00 - $9.50
  Granted...........................................     983     $4.00 - $7.44
  Cancelled or expired..............................    (461 )   $5.00 - $7.66
  Exercised.........................................     (85 )   $5.00 - $6.00
                                                       ------
Outstanding at December 31, 1994....................   1,229     $4.00 - $9.50
  Granted...........................................     196     $4.38 - $5.53
  Cancelled or expired..............................     (93 )   $5.00 - $7.00
  Exercised.........................................    (150 )           $5.00
                                                       ------
Outstanding at December 31, 1995....................   1,182     $4.00 - $9.50
                                                       ------
                                                       ------
Exercisable at December 31, 1995....................     279     $4.00 - $7.44
                                                       ------
                                                       ------

    In 1992, a director and officer was granted non-qualified options, which are not included in the above table, to purchase 400,000 shares of the Company's Class A Common Stock at $4.00 per share (the fair market value of the shares at the date of the agreement). At December 31, 1995, these options were fully vested.

9. COMMITMENTS AND CONTINGENCIES
OPERATING LEASES

    The Company leases various manufacturing facilities under noncancelable operating leases with varying terms through 2002. The following is a schedule of future minimum lease payments required under such operating leases:

                                                                 (IN THOUSANDS)
                                                                 --------------
1996..........................................................      $  4,542
1997..........................................................         3,967
1998..........................................................         3,689
1999..........................................................         1,890
2000..........................................................           431
Thereafter....................................................           431
                                                                 --------------
      Total...................................................      $ 14,950
                                                                 --------------
                                                                 --------------

Rent expense under operating leases totaled $4,476, $5,955 and $5,359, for 1993, 1994 and 1995, respectively.

LITIGATION

    The Company is subject to legal proceedings and claims which arise in the ordinary course of its business. In the opinion of management, the amount of ultimate liability with respect to these actions will not materially affect the financial position, results of operations or cash flows of the Company.

10. CONCENTRATION OF CREDIT RISK

    In September 1993, the Company received $2,000 from the termination of an interest rate swap agreement which it had entered into in June 1993. This gain has been deferred and is being amortized through June 1997, the original term of the swap agreement.

    In December 1994, the Company terminated an interest rate swap and corridor for $6,300. The swap agreement and corridor matched the principal and due date of the Company's 1992 10.25% Notes. The cost of the corridor ($1,500) and termination of the related agreements has been deferred and is amortized as an adjustment to interest expense over the remaining term of the 10.25% Notes.

    For the years ended December 31, 1993, 1994 and 1995, the Company recorded as an increase (reduction) to interest expense $(751), ($350) and $2,127 relating to the interest rate agreements.

    The Company had accounts receivable from a single customer of $4,055 and $5,912 at December 31, 1994 and 1995, respectively. Sales to this customer represented 7%, 7% and 10% of total sales for the three years ended December 31, 1995. This customer has a history of timely payments to the Company, and the Company believes it has no unusual exposure to credit risk at December 31, 1995.

11. RESTRUCTURING CHARGE

    During the fourth quarter of 1995, the Company recorded a $33,935 charge for restructuring relating to the exit of two unprofitable business units: private label grocery and containers. The Company plans to close down its private label grocery bags business and to sell its various container plants as separate businesses. Principal items included in the charge are estimated losses on assets affected by the dispositions ($18,549), write off of goodwill related to the private label grocery business ($4,500), accrual of costs related to leased facilities exited and losses on termination of contractual commitments ($8,395), costs for workforce reductions ($1,115), and other costs ($1,376). The write down of assets to estimated net realizable value is net of estimated proceeds from the sale of approximately $6,000. The workforce reduction costs primarily include severance costs related to involuntary terminations. The plan includes total workforce reductions of approximately 70 for which 43 positions had been eliminated by December 31, 1995 with total expenditures of $457 in the fourth quarter of 1995.

    Sales related to the private label grocery and containers businesses for the year ended December 31, 1995 totaled $25,555 and $30,107, respectively, and operating losses before restructuring charges totaled $1,942 and $920, respectively. Management estimates that the cash generated from the sale of assets will cover the estimated cash requirements related to the restructuring. The balance of the restructuring liability as of December 31, 1995 was $8,086. The majority of these liabilities will be paid or settled during 1996.

12. MINORITY INTEREST PURCHASE

    On January 1, 1994, the Company purchased the remaining one-third minority interest shares of its subsidiary Rhino-X at a purchase price of $3.2 million.

13. UNAUDITED SELECTED QUARTERLY FINANCIAL DATA

                                                             YEAR ENDED DECEMBER 31, 1995
                                                     ---------------------------------------------
                                                                       QUARTERS
                                                     ---------------------------------------------

                                                      FIRST       SECOND      THIRD      FOURTH(A)
                                                     --------    --------    --------    ---------
                                                       (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales.........................................   $103,160    $112,620    $112,417    $  98,075
Gross Profit......................................     23,374      22,077      20,586       17,460
Net (Loss) Income.................................        633       1,363      (1,079)     (27,010)
Net (Loss) Income Per Share.......................   $    .04    $    .08    $   (.06)   $   (1.53)

- ------------

 (a)  The fourth quarter included a $33,935 charge for restructuring and a $951 loss on termination and settlement of the Company's defined benefit pension plan.

                                                              YEAR ENDED DECEMBER 31, 1994
                                                       ------------------------------------------
                                                                        QUARTERS
                                                       ------------------------------------------
                                                        FIRST     SECOND      THIRD       FOURTH
                                                       -------    -------    --------    --------
                                                        (IN THOUSANDS, EXCEPT PER SHARE AMOUNTS)
Net Sales...........................................   $86,092    $95,002    $104,258    $102,312
Gross Profit........................................    21,453     23,775      24,485      27,365
Income Before Extraordinary Item....................        16      1,154         122       1,707
Net (Loss) Income...................................    (2,446)     1,154         122       1,707
Income Per Share:
Income Before Extraordinary Item....................   $   .00    $   .07    $    .01    $    .10
Net (Loss) Income...................................      (.14)       .07         .01         .10

INDEPENDENT ACCOUNTANTS' REPORT

Carlisle Plastics, Inc.

    We have reviewed the accompanying condensed consolidated balance sheet of Carlisle Plastics, Inc. and subsidiaries (the Company) as of March 31, 1996 and the related condensed consolidated statements of operations and cash flows for the three month periods ended March 31, 1996 and 1995. These financial statements are the responsibility of the Company's management.

    We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures to financial data and of making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

    Based on our review, we are not aware of any material modifications that should be made to such condensed consolidated financial statements for them to be in conformity with generally accepted accounting principles.

    We have previously audited, in accordance with generally accepted auditing standards, the consolidated balance sheet of Carlisle Plastics, Inc. and subsidiaries as of December 31, 1995, and the related consolidated statements of operations, stockholders' equity, and cash flows for the year then ended (not presented herein); and in our report dated February 16, 1996, we expressed an unqualified opinion on those consolidated financial statements. In our opinion, the information set forth in the accompanying condensed consolidated balance sheet as of December 31, 1995 is fairly stated, in all material respects, in relation to the consolidated balance sheet from which it has been derived.

DELOITTE & TOUCHE LLP

Phoenix, Arizona
April 18, 1996
(May 14, 1996 as to Note F)

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

                                                                        DECEMBER 31,    MARCH 31,
                                                                            1995          1996
                                                                        ------------    ---------
                                                                             (IN THOUSANDS)
                               ASSETS
Current assets:
  Cash and equivalents...............................................     $  1,842      $   1,968
  Receivables--net of allowances of $3,311 as of December 31, 1995
    and $3,552 as of March 31, 1996..................................       49,171         22,241
  Inventories........................................................       41,885         39,565
  Net assets held for sale...........................................       --              1,124
  Deferred income taxes..............................................        6,054          5,233
  Other current assets...............................................        5,782          5,954
                                                                        ------------    ---------
      Total current assets...........................................      104,734         76,085
Property, plant and equipment--net of accumulated depreciation of
$85,268 as of December 31, 1995 and $77,531 as of March 31, 1996.....      124,443        122,116
Goodwill--net........................................................       59,517         58,961
Other assets--net....................................................        5,745          4,324
                                                                        ------------    ---------
TOTAL ASSETS.........................................................     $294,439      $ 261,486
                                                                        ------------    ---------
                                                                        ------------    ---------

                LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Current portion of long-term debt..................................     $  8,910      $  28,049
  Accounts payable...................................................       31,785         41,537
  Accrued interest...................................................          863          3,499
  Other accrued liabilities..........................................       10,259          7,482
  Restructuring accrual..............................................        8,086          3,661
                                                                        ------------    ---------
      Total current liabilities......................................       59,903         84,228
                                                                        ------------    ---------
Long-term debt--net of current portion...............................      183,784        125,017
                                                                        ------------    ---------
Deferred income taxes................................................        4,306          4,376
                                                                        ------------    ---------
Other noncurrent liabilities.........................................        1,580          1,464
                                                                        ------------    ---------
Commitments and contingencies
Stockholders' equity:
  Preferred stock--par value $.01; 10,000,000 shares authorized, no shares issued or outstanding.........................................
  Class A common stock--par value $.01; 50,000,000 shares authorized,
8,353,973 issued and outstanding, one vote per share.................           84             84
  Class B common stock--par value $.01; 20,000,000 shares authorized,
9,500,312 issued and outstanding, twenty votes per share.............           95             95
  Additional paid-in capital.........................................       69,107         69,107
  Retained deficit...................................................      (24,420)       (22,885)
                                                                        ------------    ---------
      Total stockholders' equity.....................................       44,866         46,401
                                                                        ------------    ---------
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY...........................     $294,439      $ 261,486
                                                                        ------------    ---------
                                                                        ------------    ---------

     See notes to unaudited condensed consolidated financial statements and independent accountants' report.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                             1995       1996
                                                                           --------    -------
                                                                             (IN THOUSANDS,
                                                                            EXCEPT PER SHARE
                                                                                AMOUNTS)
Net sales...............................................................   $103,160    $94,618
Cost of goods sold......................................................     79,786     72,141
                                                                           --------    -------
Gross profit............................................................     23,374     22,477
Operating expenses......................................................     15,700     13,626
Goodwill and other amortization.........................................        777        648
                                                                           --------    -------
Operating income........................................................      6,897      8,203
Interest expense........................................................      5,807      5,423
Interest and other income...............................................        (12)       (17)
                                                                           --------    -------
Income before provision for income taxes................................      1,102      2,797
Provision for income taxes..............................................        469      1,259
                                                                           --------    -------
Net income..............................................................   $    633    $ 1,538
                                                                           --------    -------
                                                                           --------    -------
Net income per common share.............................................   $    .04    $   .09
                                                                           --------    -------
                                                                           --------    -------
Weighted average number of common and common equivalent shares
outstanding.............................................................     17,721     17,877
                                                                           --------    -------
                                                                           --------    -------

     See notes to unaudited condensed consolidated financial statements and independent accountants' report.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
           UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                           THREE MONTHS ENDED
                                                                                MARCH 31,
                                                                           -------------------
                                                                            1995        1996
                                                                           -------    --------
                                                                             (IN THOUSANDS)
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income..............................................................   $   633    $  1,538
Adjustments to reconcile net income to net cash flows from operating activities
  Depreciation and amortization.........................................     6,128       5,252
  Deferred income taxes.................................................       146         891
  Bad debt expense......................................................       684         214
  Changes in assets and liabilities:
    Receivables.........................................................    (3,538)     (2,434)
    Inventories.........................................................    (8,959)      2,320
    Other current assets................................................        (8)        (41)
    Accounts payable....................................................     4,594       9,752
    Other accrued liabilities...........................................       465      (1,976)
    Other assets........................................................      (473)        209
                                                                           -------    --------
Net cash provided by (used for) operating activities....................      (328)     15,725
                                                                           -------    --------
CASH FLOWS USED FOR INVESTING ACTIVITIES:
Acquisition of property, plant and equipment............................    (2,198)     (6,464)
Proceeds from sale of fixed assets......................................     --          1,371
                                                                           -------    --------
Net cash used for investing activities..................................    (2,198)     (5,093)
                                                                           -------    --------
CASH FLOWS USED FOR FINANCING ACTIVITIES:
Repayments of long-term debt............................................    (2,244)     (4,289)
Borrowings under long-term working capital lines of credit..............    39,556      17,842
Repayments under long-term working capital lines of credit..............   (35,784)    (24,059)
Deferred financing costs................................................      (121)      --
                                                                           -------    --------
Net cash (used for) provided by financing activities....................     1,407     (10,506)
                                                                           -------    --------
CASH AND EQUIVALENTS:
Net increase (decrease).................................................    (1,119)        126
Beginning of period.....................................................     4,488       1,842
                                                                           -------    --------
End of period...........................................................   $ 3,369    $  1,968
                                                                           -------    --------
                                                                           -------    --------
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Interest paid...........................................................   $ 2,266    $  1,766
Income taxes paid.......................................................   $   187    $    145
Sale of accounts receivable and reduction of working capital line of
credit..................................................................     --       $ 29,150

     See notes to unaudited condensed consolidated financial statements and independent accountants' report.

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                          NOTES TO UNAUDITED CONDENSED
                       CONSOLIDATED FINANCIAL STATEMENTS
                                  (UNAUDITED)

A. BASIS OF PRESENTATION

    The condensed consolidated financial statements have been prepared by Carlisle Plastics, Inc. (the "Company") pursuant to the rules and regulations of the Securities and Exchange Commission. In the opinion of management, the statements reflect the adjustments, which are of a normal recurring nature, necessary to present fairly the Company's financial position as of December 31, 1995 and March 31, 1996 and the results of operations and cash flows for the three months ended March 31, 1995 and 1996. While the interim financial statements and accompanying notes are unaudited, they have been reviewed by Deloitte & Touche LLP, the Company's independent certified public accountants.

    Results of operations are not necessarily indicative of the results expected for the full year. Certain amounts in prior periods' financial statements have been reclassified to conform to the current period's presentation.

    These condensed consolidated financial statements should be read in conjunction with the consolidated financial statements and notes for the year ended December 31, 1995 appearing elsewhere in this Proxy Statement/Prospectus.

B. INVENTORIES

    Inventories consisted of the following at December 31, 1995 and March 31, 1996:

                                                       DECEMBER 31,     MARCH 31,
                                                           1995           1996
                                                       ------------    -----------
                                                                       (UNAUDITED)
                                                             (IN THOUSANDS)
Raw materials.......................................     $ 12,553        $12,567
Finished Goods......................................       29,332         26,998
                                                       ------------    -----------
Total...............................................     $ 41,885        $39,565
                                                       ------------    -----------
                                                       ------------    -----------

C. RELATED PARTY TRANSACTIONS

    Management fees incurred with respect to services rendered by affiliates of a major stockholder were $188 for the three months ended March 31, 1995 and 1996.

D. SALE OF ACCOUNTS RECEIVABLE

    On March 26, 1996, the Company terminated its Receivables Funding and Servicing agreement and entered into a Receivables Purchase and Servicing Agreement. Under the Receivables Purchase and Servicing Agreement, the Company sells its receivables into a defined pool of trade accounts receivable. A yield discount rate is charged to the Company which is based on the average commercial paper rate (5.4% at March 31, 1996) plus 1.25%. As collections reduce accounts receivable included in the pool, the Company sells new receivables up to the maximum permitted under the agreement of $45 million or 85% of eligible accounts receivable or the Company's desired funding level, whichever is less. Under the terms of the agreement the Company has retained substantially the same risk of credit loss as if the receivables had not been sold. The Company, as servicing agent for the purchaser, retains collection and administrative responsibilities. The Company sold $29.2 million of accounts receivable at

                    CARLISLE PLASTICS, INC. AND SUBSIDIARIES
                          NOTES TO UNAUDITED CONDENSED
                 CONSOLIDATED FINANCIAL STATEMENTS--(CONTINUED)
                                  (UNAUDITED)

March 31, 1996 and the proceeds from the sales were used to reduce borrowings under its accounts receivable working capital line of credit.

E. RESTRUCTURING STATUS

    During the first quarter of 1996, the Company continued to implement its restructuring plan and successfully exited its remaining private label customer relationships and disposed of its remaining private label inventory. In addition, the Company has completed the sale of property and equipment for two more of its container manufacturing facilities. Principal items charged against the restructuring reserve for the three months ended March 31, 1996 were losses related to the disposal of property and equipment, severance, and lease termination costs.

F. SUBSEQUENT EVENT

    On May 14, 1996, Carlisle entered into a definitive merger agreement with Tyco International Ltd, pursuant to which Tyco will acquire 100% of the outstanding common stock of Carlisle in a stock for stock transaction. The transaction is subject to regulatory review, approval of Carlisle shareholders and certain other matters. Following consummation of the Merger Carlisle will be a wholly owned subsidiary of Tyco.

                                                                         ANNEX A

                          AGREEMENT AND PLAN OF MERGER
                                  BY AND AMONG
                            TYCO INTERNATIONAL LTD.,
                              T2 ACQUISITION CORP.
                                      AND
                            CARLISLE PLASTICS, INC.

                            DATED AS OF MAY 14, 1996

                               TABLE OF CONTENTS
                                   ARTICLE I
                                   THE MERGER

SECTION 1.01.   The Merger.........................................................     A-2
SECTION 1.02.   Effective Time.....................................................     A-2
SECTION 1.03.   Effect of the Merger...............................................     A-2
SECTION 1.04.   Certificate of Incorporation; By-Laws..............................     A-2
SECTION 1.05.   Directors and Officers.............................................     A-2
SECTION 1.06.   Effect on Capital Stock............................................     A-3
SECTION 1.07.   Exchange of Certificates...........................................     A-4
SECTION 1.08.   Stock Transfer Books...............................................     A-5
SECTION 1.09.   No Further Ownership Rights in Company Common Stock................     A-5
SECTION 1.10.   Lost, Stolen or Destroyed Certificates.............................     A-6
SECTION 1.11.   Tax and Accounting Consequences....................................     A-6
SECTION 1.12.   Taking of Necessary Action; Further Action.........................     A-6
SECTION 1.13.   Material Adverse Effect............................................     A-6


                                        ARTICLE II

                       REPRESENTATIONS AND WARRANTIES OF THE COMPANY

SECTION         Organization and Qualification; Subsidiaries.......................     A-7
2.01..........
SECTION 2.02.   Certificate of Incorporation and By-Laws...........................     A-7
SECTION 2.03.   Capitalization.....................................................     A-7
SECTION 2.04.   Authority Relative to this Agreement...............................     A-8
SECTION 2.05.   No Conflict; Required Filings and Consents.........................     A-8
SECTION 2.06.   Compliance; Permits................................................     A-9
SECTION 2.07.   SEC Filings; Financial Statements..................................     A-9
SECTION 2.08.   Absence of Certain Changes or Events...............................    A-10
SECTION 2.09.   No Undisclosed Liabilities.........................................    A-10
SECTION 2.10.   Absence of Litigation..............................................    A-11
SECTION 2.11.   Employee Benefit Plans; Employment Agreements......................    A-11
SECTION 2.12.   Labor Matters......................................................    A-13
SECTION 2.13.   Registration Statement; Proxy Statement/Prospectus.................    A-13
SECTION 2.14.   Restrictions on Business Activities................................    A-13
SECTION 2.15.   Title to Property..................................................    A-14
SECTION 2.16.   Taxes..............................................................    A-14
SECTION 2.17.   Environmental Matters..............................................    A-15
SECTION 2.18.   Brokers............................................................    A-15
SECTION 2.19.   Full Disclosure....................................................    A-15
SECTION 2.20.   Intellectual Property..............................................    A-15
SECTION 2.21.   Interested Party Transactions......................................    A-16
SECTION 2.22.   Insurance..........................................................    A-16
SECTION 2.23.   Product Liability and Recalls......................................    A-16
SECTION 2.24    Inventory..........................................................    A-17
SECTION 2.25.   Opinion of Financial Advisor.......................................    A-17
SECTION 2.26.   Pooling Matters....................................................    A-17

                                        ARTICLE III

                  REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

SECTION         Organization and Qualification; Subsidiaries.......................    A-17
3.01..........
SECTION 3.02.   Articles of Organization and By-Laws...............................    A-18
SECTION 3.03.   Capitalization.....................................................    A-18
SECTION 3.04.   Authority Relative to this Agreement...............................    A-18
SECTION 3.05.   No Conflict; Required Filings and Consents.........................    A-19
SECTION 3.06.   Compliance; Permits................................................    A-20
SECTION 3.07.   SEC Filings; Financial Statements..................................    A-20
SECTION 3.08.   Absence of Certain Changes or Events...............................    A-20
SECTION 3.09.   No Undisclosed Liabilities.........................................    A-21
SECTION 3.10.   Absence of Litigation..............................................    A-21
SECTION 3.11.   Employee Benefit Plans; Employment Agreements......................    A-21
SECTION 3.12.   Labor Matters......................................................    A-23
SECTION 3.13.   Registration Statement; Proxy Statement/Prospectus.................    A-23
SECTION 3.14.   Restrictions on Business Activities................................    A-23
SECTION 3.15.   Title to Property..................................................    A-23
SECTION 3.16.   Taxes..............................................................    A-24
SECTION 3.17.   Environmental Matters..............................................    A-24
SECTION 3.18.   Brokers............................................................    A-25
SECTION 3.19.   Full Disclosure....................................................    A-25
SECTION 3.20.   Intellectual Property..............................................    A-25
SECTION 3.21.   Interested Party Transactions......................................    A-25
SECTION 3.22.   Insurance..........................................................    A-26
SECTION 3.23.   Product Liability and Recalls......................................    A-26
SECTION 3.24.   Inventory..........................................................    A-26
SECTION 3.25.   Ownership of Merger Sub; No Prior Activities.......................    A-26
SECTION 3.26.   Pooling Matters....................................................    A-26

                                        ARTICLE IV

                          CONDUCT OF BUSINESS PENDING THE MERGER

SECTION 4.01.   Conduct of Business by the Company Pending the Merger..............    A-26
SECTION 4.02.   No Solicitation....................................................    A-28
SECTION 4.03.   Conduct of Business by Parent Pending the Merger...................    A-29

                                         ARTICLE V

                                   ADDITIONAL AGREEMENTS

SECTION 5.01.   Proxy Statement/Prospectus; Registration Statement.................    A-30
SECTION 5.02.   Company Stockholders Meeting.......................................    A-30
SECTION 5.03.   Access to Information; Confidentiality.............................    A-30
SECTION 5.04.   Consents; Approvals................................................    A-30
SECTION 5.05.   Agreements with Respect to Affiliates..............................    A-31
SECTION 5.06.   Indemnification and Insurance......................................    A-31
SECTION 5.07.   Notification of Certain Matters....................................    A-32
SECTION 5.08.   Further Action/Tax Treatment.......................................    A-32
SECTION 5.09.   Public Announcements...............................................    A-32
SECTION 5.10.   Listing of Parent Shares...........................................    A-32
SECTION 5.11.   Conveyance Taxes...................................................    A-32
SECTION 5.12.   Accountant's Letters...............................................    A-33
SECTION 5.13.   Pooling Accounting Treatment.......................................    A-33

                                        ARTICLE VI

                                 CONDITIONS TO THE MERGER

SECTION 6.01.   Conditions to Obligation of Each Party to Effect the Merger........    A-33
SECTION 6.02.   Additional Conditions to Obligations of Parent and Merger Sub......    A-34
SECTION 6.03.   Additional Conditions to Obligation of the Company.................    A-34

                                        ARTICLE VII

                                        TERMINATION

SECTION 7.01.   Termination........................................................    A-35
SECTION 7.02.   Effect of Termination..............................................    A-37
SECTION 7.03.   Fees and Expenses..................................................    A-37

                                       ARTICLE VIII

                                    GENERAL PROVISIONS

SECTION 8.01.   Effectiveness of Representations, Warranties and
                  Agreements; Knowledge, Etc.......................................    A-38
SECTION 8.02.   Notices............................................................    A-38
SECTION 8.03.   Certain Definitions................................................    A-39
SECTION 8.04.   Amendment..........................................................    A-39
SECTION 8.05.   Waiver.............................................................    A-39
SECTION 8.06.   Headings...........................................................    A-40
SECTION 8.07.   Severability.......................................................    A-40
SECTION 8.08.   Entire Agreement...................................................    A-40
SECTION 8.09.   Assignment; Merger Sub.............................................    A-40
SECTION 8.10.   Parties in Interest................................................    A-40
SECTION 8.11.   Failure or Indulgence Not Waiver; Remedies Cumulative..............    A-40
SECTION 8.12.   Governing Law; Jurisdiction........................................    A-40
SECTION 8.13.   Counterparts.......................................................    A-41
SECTION 8.14.   WAIVER OF JURY TRIAL...............................................    A-41

                          AGREEMENT AND PLAN OF MERGER

    AGREEMENT AND PLAN OF MERGER, dated as of May 14, 1996 (this "Agreement"), among TYCO INTERNATIONAL LTD., a Massachusetts corporation ("Parent"), T2 ACQUISITION CORP., a Delaware corporation and a direct, wholly-owned subsidiary of Parent ("Merger Sub"), and CARLISLE PLASTICS, INC., a Delaware corporation (the "Company").

                              W I T N E S S E T H:

    WHEREAS, the Boards of Directors of Parent, Merger Sub and the Company have each determined that it is advisable and in the best interests of their respective stockholders for Parent to cause Merger Sub to merge with and into the Company upon the terms and subject to the conditions set forth herein;

    WHEREAS, in furtherance of such combination, the Boards of Directors of Parent, Merger Sub and the Company have each approved the merger (the "Merger") of Merger Sub with and into the Company in accordance with the applicable provisions of the Delaware General Corporation Law (the "DGCL"), and upon the terms and subject to the conditions set forth herein;

    WHEREAS, Parent, Merger Sub and the Company intend, by approving resolutions authorizing this Agreement, to adopt this Agreement as a plan of reorganization within the meaning of Section 368(a) of the Internal Revenue Code of 1986, as amended (the "Code"), and the regulations promulgated thereunder; and

    WHEREAS, pursuant to the Merger, each outstanding share (a "Share") of the Company's Class A Common Stock, par value $.01 per share (the "Class A Common Stock"), and the Company's Class B Common Stock, $.01 par value per share (the "Class B Common Stock" and, together with the Class A Common Stock, the "Company Common Stock"), shall be converted into the right to receive the Merger Consideration (as defined in Section 1.07(b)), upon the terms and subject to the conditions set forth herein;

    NOW, THEREFORE, in consideration of the foregoing and the mutual covenants and agreements herein contained, and intending to be legally bound hereby, Parent, Merger Sub and the Company hereby agree as follows:

                                   ARTICLE I
                                   THE MERGER

    SECTION 1.01. The Merger. (a) Effective Time. At the Effective Time (as defined in Section 1.02 hereof), and subject to and upon the terms and conditions of this Agreement and the DGCL, Merger Sub shall be merged with and into the Company, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation. The Company as the surviving corporation after the Merger is hereinafter sometimes referred to as the "Surviving Corporation."

    (b) Closing. Unless this Agreement shall have been terminated and the transactions herein contemplated shall have been abandoned pursuant to Section
7.01 and subject to the satisfaction or waiver of the conditions set forth in
Article VI, the consummation of the Merger will take place as promptly as practicable (and in any event within two business days) after satisfaction or waiver of the conditions set forth in Article VI, at the offices of Kramer, Levin, Naftalis & Frankel, 919 Third Avenue, New York, New York, unless another date, time or place is agreed to in writing by the parties hereto.

    SECTION 1.02. Effective Time. As promptly as practicable after the satisfaction or waiver of the conditions set forth in Article VI, the parties hereto shall cause the Merger to be consummated by filing a certificate of merger as contemplated by the DGCL (the "Certificate of Merger"), together with any required related certificates, with the Secretary of State of the State of Delaware, in such form as required by, and executed in accordance with the relevant provisions of, the DGCL (the time of such filing being the "Effective Time").

    SECTION 1.03. Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement, the Certificate of Merger and the applicable provisions of the DGCL. Without limiting the generality of the foregoing, and subject thereto, at the Effective Time all the property, rights, privileges, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

    SECTION 1.04. Certificate of Incorporation; By-Laws. (a) Certificate of Incorporation. Unless otherwise determined by Parent prior to the Effective Time, at the Effective Time the Certificate of Incorporation of the Company, as in effect immediately prior to the Effective Time, shall be the Certificate of Incorporation of the Surviving Corporation until thereafter amended as provided by the DGCL and such Certificate of Incorporation; provided, however, that ARTICLE FOURTH shall be amended and restated in its entirety to provide that the capital stock of the Surviving Corporation shall consist of 100 shares of Common Stock, par value $.01 per share.

    (b) By-Laws. The By-Laws of the Company, as in effect immediately prior to the Effective Time, shall be the By-Laws of the Surviving Corporation until thereafter amended as provided by the DGCL, the Certificate of Incorporation of the Surviving Corporation and such By-Laws.

    SECTION 1.05. Directors and Officers. The directors of Merger Sub immediately prior to the Effective Time shall be the initial directors of the Surviving Corporation, each to hold office in accordance with the Certificate of Incorporation and By-Laws of the Surviving Corporation, and the officers of the Company immediately prior to the Effective Time shall be the initial officers of the Surviving Corporation, in each case until their respective successors are duly elected or appointed and qualified.

    SECTION 1.06. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of the Parent, Merger Sub, the Company or the holders of any of the following securities:

    (a) Conversion of Securities. The Shares issued and outstanding immediately prior to the Effective Time (excluding any Shares to be canceled pursuant to Section 1.06(b)) shall be converted, subject to Section 1.06(f), into the right to receive shares of validly issued, fully paid and nonassessable shares ("Parent Shares") of Parent Common Stock, $.50 par value ("Parent Common Stock") in the ratio (the "Exchange Ratio") of 0.172185 of a share of Parent Common Stock for each such issued and outstanding Share.

    (b) Cancellation. Each Share held in the treasury of the Company and each Share owned by Parent, Merger Sub or any direct or indirect wholly owned subsidiary of the Company or Parent immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of the holder thereof, cease to be outstanding, be canceled and retired without payment of any consideration therefor and cease to exist.

    (c) Assumption of Outstanding Stock Options. Each option outstanding at the Effective Time to purchase shares of Class A Common Stock (a "Stock Option") granted under (i) the Carlisle Plastics, Inc. 1991 Employee Incentive Plan (the "Company Stock Option Plan"), or (ii) any other stock plan or agreement of the Company, whether vested or unvested, shall be deemed assumed by Parent and deemed to constitute a fully vested and exercisable option to acquire, on the same terms and conditions (other than as to vesting) as were applicable under such Stock Option prior to the Effective Time, the number of Parent Shares as the holder of such Stock Option would have been entitled to receive pursuant to the Merger had such holder exercised such option in full immediately prior to the Effective Time (not taking into account whether or not such option was in fact exercisable), at a price per share equal to (x) the aggregate exercise price for Company Common Stock otherwise purchasable pursuant to such Stock Option divided by (y) the number of Parent Shares deemed purchasable pursuant to such Stock Option; provided, however, that the number of Parent Shares Common Stock that may be purchased upon exercise of any such Stock Option shall not include any fractional share and, upon exercise of the Stock Option, a cash payment shall be made for any fractional share based upon the Closing Price (as hereinafter defined) of a share of Parent Common Stock on the trading day immediately preceding the date of exercise. "Closing Price" shall mean, on any day, the last reported sale price of one share of parent Common Stock on the New York Stock Exchange ("NYSE").

    As soon as practicable after the Effective Time, Parent shall deliver to each holder of an outstanding Stock Option an appropriate notice setting forth such holder's rights pursuant thereto, and such Stock Option shall continue in effect on the same terms and conditions, except as otherwise provided herein.

    Parent shall take all corporate action necessary to reserve for issuance a sufficient number of shares Parent Common Stock for delivery upon exercise of Stock Options in accordance with this Section 1.06(c). As soon as practicable after the Effective Time, Parent shall cause the Parent Common Stock subject to the Stock Options to be registered under the Securities Act of 1933, as amended and the SEC's rules thereunder (the "Securities Act") pursuant to a registration statement on Form S-3 or Form S-8, as the case may be (or any successor or other appropriate forms), or another appropriate form and shall use its best efforts to maintain the effectiveness of such registration statement or registration statements (and maintain the current status of the prospectus or prospectuses contained therein) for so long as the Stock Options remain outstanding; except that with respect to the Stock Options of the individual referred to in clause
(vi) of the second sentence of Section 2.03, Parent shall use its best efforts to maintain the effectiveness of such registration statement (and maintain the current status of the prospectus contained therein) for a period of two (2) years from the Effective Time.

    (d) Capital Stock of Merger Sub. Each share of common stock, $.01 par value, of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for one validly issued, fully paid and nonassessable share of common stock, $0.01 par value, of the Surviving Corporation.

    (e) Adjustments to Exchange Ratio. The Exchange Ratio shall be adjusted to reflect fully the effect of any stock split, reverse split, stock dividend (including any dividend or distribution of securities convertible into Parent Common Stock), reorganization, recapitalization or other like change with respect to Parent Common Stock occurring after the date hereof and prior to the Effective Time.

    (f) Fractional Shares. No certificates or scrip representing less than one Parent Share shall be issued upon the surrender for exchange of a certificate or certificates which immediately prior to the Effective Time represented outstanding Shares (the "Certificates"). In lieu of any such fractional share, each holder of Shares who would otherwise have been entitled to a fraction of a Parent Share upon surrender of Certificates for exchange shall be paid upon such surrender cash (without interest) in an amount equal to such holder's proportionate interest in the net proceeds from the sale or sales in the open market by the Exchange Agent (as defined in Section 1.07), on behalf of all such holders, of the aggregate fractional Parent Shares issued pursuant to this
Section 1.06(f). As soon as practicable following the Effective Time, the Exchange Agent shall determine the excess of (i) the number of full Parent Shares delivered to the Exchange Agent by Parent over (ii) the aggregate number of full Parent Shares to be distributed to holders of Company Common Stock (such excess being herein called the "Excess Shares"), and the Exchange Agent, as agent for the former holders of Company Common Stock, shall sell the Excess Shares at the prevailing prices on the NYSE. The sale of the Excess Shares by the Exchange Agent shall be executed on the NYSE through one or more member firms of the NYSE and shall be executed in round lots to the extent practicable. Parent shall pay all commissions, transfer taxes and other out-of-pocket transaction costs, including the expenses and compensation of the Exchange Agent, incurred in connection with such sale of Excess Shares. Until the net proceeds of such sale have been distributed to the former stockholders of the Company, the Exchange Agent will hold such proceeds in trust for such former stockholders. As soon as practicable after the determination of the amount of cash to be paid to former stockholders of the Company in lieu of any fractional interests, the Exchange Agent shall make available in accordance with this Agreement such amounts to such former stockholders.

    SECTION 1.07. Exchange of Certificates. (a) Exchange Agent. Parent shall supply, or shall cause to be supplied, to or for the account of the Bank of Boston or such other bank or trust company as shall be mutually designated by the Company and Parent (the "Exchange Agent"), in trust for the benefit of the holders of Company Common Stock, for exchange in accordance with this Section 1.07, through the Exchange Agent, certificates evidencing the Parent Shares issuable pursuant to Section 1.06 in exchange for outstanding Shares.

    (b) Exchange Procedures. As soon as reasonably practicable after the Effective Time, Parent will instruct the Exchange Agent to mail to each holder of record of Certificates (i) a letter of transmittal (which shall specify that delivery shall be effected, and risk of loss and title to the Certificates shall pass, only upon proper delivery of the Certificates to the Exchange Agent and shall be in such form and have such other provisions as Parent may reasonably specify), and (ii) instructions to effect the surrender of the Certificates in exchange for the certificates evidencing Parent Shares. Upon surrender of a Certificate for cancellation to the Exchange Agent together with such letter of transmittal, duly executed, and such other customary documents as may be required pursuant to such instructions, the holder of such Certificate shall be entitled to receive in exchange therefor (A) certificates evidencing that number of whole Parent Shares which such holder has the right to receive in accordance with the Exchange Ratio in respect of the Shares formerly evidenced by such Certificate, (B) any dividends or other distributions to which such holder is entitled pursuant to Section 1.07(c), and (C) cash in respect of fractional shares as provided in Section 1.06(f) (the Parent Shares and cash being, collectively, the "Merger Consideration"), and the Certificate so surrendered shall forthwith be canceled. In the event of a transfer of ownership of Shares which is not registered in the transfer records of the Company as of the Effective Time, Parent Shares, dividends, distributions, and cash in respect of fractional shares, may be issued and paid in accordance with this Article I to a transferee if the Certificate evidencing such Shares is presented to the Exchange Agent, accompanied by all documents required to evidence and effect such transfer pursuant to this Section 1.07(b) and by evidence that any applicable stock transfer taxes have been paid. Until so surrendered, each outstanding Certificate that, prior to the Effective Time, represented Shares of the Company Common Stock will be deemed from and after the Effective Time, for all corporate purposes, other than the payment of dividends and subject to Section 1.06(f), to evidence the ownership of the number of full Parent Shares, and cash in respect of fractional shares, into which such shares of the Company Common Stock shall have been so converted.

    (c) Distributions With Respect to Unexchanged Parent Shares. No dividends or other distributions declared or made after the Effective Time with respect to Parent Shares with a record date after the Effective Time shall be paid to the holder of any unsurrendered Certificate with respect to the Parent Shares they are entitled to receive until the holder of such Certificate shall surrender such Certificate. Subject to applicable law, following surrender of any such Certificate, there shall be paid to the record holder of the certificates representing whole Parent Shares issued in exchange therefor, without interest, at the time of such surrender, the amount of dividends or other distributions with a record date after the Effective Time theretofore paid with respect to such whole Parent Shares.

    (d) Transfers of Ownership. If any certificate for Parent Shares is to be issued in a name other than that in which the Certificate surrendered in exchange therefor is registered, it will be a condition of the issuance thereof that the Certificate so surrendered will be properly endorsed and otherwise in proper form for transfer and that the person requesting such exchange will have paid to Parent or any agent designated by it any transfer or other taxes required by reason of the issuance of a certificate for Parent Shares in any name other than that of the registered holder of the certificate surrendered, or established to the satisfaction of Parent or any agent designated by it that such tax has been paid or is not payable.

    (e) No Liability. Neither Parent, Merger Sub nor the Company shall be liable to any holder of Company Common Stock for any Merger Consideration delivered to a public official pursuant to any applicable abandoned property, escheat or similar law.

    (f) Withholding Rights. Parent or the Exchange Agent shall be entitled to deduct and withhold from the Merger Consideration otherwise payable pursuant to this Agreement to any holder of Company Common Stock such amounts as Parent or the Exchange Agent is required to deduct and withhold with respect to the making of such payment under the Code, or any provision of state, local or foreign tax law. To the extent that amounts are so withheld by Parent or the Exchange Agent, such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the holder of the Shares in respect of which such deduction and withholding was made by Parent or the Exchange Agent.

    SECTION 1.08. Stock Transfer Books. At the Effective Time, the stock transfer books of the Company shall be closed, and there shall be no further registration of transfers of the Company Common Stock thereafter on the records of the Company.

    SECTION 1.09. No Further Ownership Rights in Company Common Stock. The Merger Consideration delivered upon the surrender for exchange of Shares in accordance with the terms hereof shall be deemed to have been issued in full satisfaction of all rights pertaining to such Shares, and there shall be no further registration of transfers on the records of the Surviving Corporation of Shares which were outstanding immediately prior to the Effective Time. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged as provided in this Article I.

    SECTION 1.10. Lost, Stolen or Destroyed Certificates. In the event any Certificates shall have been lost, stolen or destroyed, the Exchange Agent shall issue in exchange for such lost, stolen or destroyed Certificates, upon the making of an affidavit of that fact by the holder thereof, such Parent Shares as may be required pursuant to Section 1.06; provided, however, that Parent may, in its discretion and as a condition precedent to the issuance thereof, require the owner of such lost, stolen or destroyed Certificates to deliver a bond in such sum as it may reasonably direct as indemnity against any claim that may be made against Parent or the Exchange Agent with respect to the Certificates alleged to have been lost, stolen or destroyed.

    SECTION 1.11. Tax and Accounting Consequences. It is intended by the parties hereto that the Merger shall (i) constitute a reorganization within the meaning of Section 368 of the Code and (ii) at the option of Parent, subject to applicable accounting standards, qualify for accounting treatment as a pooling of interests; provided, however, that, without limiting any other provision of this Agreement, it shall not be a condition to the obligations of any party hereto to effect the Merger that the Merger so qualify. The parties hereto hereby adopt this Agreement as a "plan of reorganization" within the meaning of Sections 1.368-2(g) and 1.368-3(a) of the United States Treasury Regulations.

    SECTION 1.12. Taking of Necessary Action; Further Action. Each of Parent, Merger Sub and the Company will take all such reasonable and lawful action as may be necessary or appropriate in order to effectuate the Merger in accordance with this Agreement as promptly as possible. If, at any time after the Effective Time, any such further action is necessary or desirable to carry out the purposes of this Agreement and to vest the Surviving Corporation with full right, title and possession to all assets, property, rights, privileges, powers and franchises of the Company and Merger Sub, the officers and directors of the Company and Merger Sub immediately prior to the Effective Time are fully authorized in the name of their respective corporations or otherwise to take, and will take, all such lawful and necessary action.

    SECTION 1.13. Material Adverse Effect. When used in connection with the Company or any of its subsidiaries, or Parent or any of its subsidiaries, as the case may be, the term "Material Adverse Effect" means any change, effect or circumstance that, individually or when taken together with all other such changes, effects or circumstances that have occurred prior to the date of determination of the occurrence of the Material Adverse Effect, is or is reasonably likely to be materially adverse to the business, assets (including intangible assets), financial condition or results of operations of the Company and its subsidiaries or Parent and its subsidiaries, as the case may be, in each case taken as a whole. Parent acknowledges that changes in the Company's financial condition or results of operations resulting or reasonably likely to result from any increase in the price of resin disclosed by the Company to Parent on or before the date of this Agreement shall not be deemed to constitute a Material Adverse Effect with respect to the Company.

                                   ARTICLE II
                 REPRESENTATIONS AND WARRANTIES OF THE COMPANY

    The Company hereby represents and warrants to Parent and Merger Sub that, except as set forth in the written disclosure schedule previously delivered (or, to the extent set forth below, to be delivered) by the Company to Parent (the "Company Disclosure Schedule"):

    SECTION 2.01. Organization and Qualification; Subsidiaries. Each of the Company and each of its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all franchises, grants, authorizations, licenses, permits, easements, consents, certificates, approvals and orders ("Approvals") necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of the Company and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of the Company's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by the Company or another subsidiary, is set forth in Section 2.01 of the Company Disclosure Schedule. Except as set forth in Section 2.01 of the Company Disclosure Schedule or the Company SEC Reports (as defined below), the Company does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which interest the Company has invested or is required to invest $100,000 or more, excluding securities in any publicly traded company held for investment by the Company and comprising less than five percent of the outstanding stock of such company.

    SECTION 2.02. Certificate of Incorporation and By-Laws. The Company has heretofore furnished to Parent a complete and correct copy of its Certificate of Incorporation and By-Laws as most recently restated and subsequently amended to date, and has furnished or made available to Parent the Certificate of Incorporation and By-Laws (or equivalent organizational documents) of each of its subsidiaries (the "Subsidiary Documents"). Such Certificate of Incorporation, By-Laws and Subsidiary Documents are in full force and effect. Neither the Company nor any of its subsidiaries is in violation of any of the provisions of its Certificate of Incorporation or By-Laws or Subsidiary Documents, except for immaterial violations of the Subsidiary Documents which may exist.

    SECTION 2.03. Capitalization. The authorized capital stock of the Company consists of 70,000,000 shares of Company Common Stock and 10,000,000 shares of Preferred Stock, par value $.01 (the "Company Preferred Stock"). As of April 30, 1996, (i) 8,468,788 shares of Class A Common Stock were issued and outstanding, all of which are validly issued, fully paid and nonassessable, and no such shares were held in treasury, (ii) 9,385,497 shares of Class B Common Stock were issued and outstanding, all of which were validly issued, fully paid and nonassessable, and no such shares were held in treasury, (iii) no shares of Company Preferred Stock were outstanding or held in treasury, (iv) no shares of Company Common Stock or Company Preferred Stock were held by subsidiaries of the Company, (v) 1,266,700 shares of Company Common Stock were reserved for future issuance pursuant to outstanding stock options granted under Company Stock Option Plan and 613,300 shares were reserved for future grants under such plan, and (vi) 400,000 shares were reserved for issuance upon exercise of options granted to the individual named in Section 2.03 of the Company Disclosure

Schedule. No material change in such capitalization has occurred between April 30, 1996 and the date hereof. Except as set forth in Section 2.01, this Section
2.03 or Section 2.11 or in Section 2.03 or Section 2.11 of the Company Disclosure Schedule or the Company SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of the Company or any of its subsidiaries or obligating the Company or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, the Company or any of its subsidiaries. All shares of Company Common Stock subject to issuance as aforesaid, upon issuance on the terms and conditions specified in the instruments pursuant to which they are issuable, shall be duly authorized, validly issued, fully paid and nonassessable. Except as disclosed in Section
2.03 of the Company Disclosure Schedule or the Company SEC Reports, there are no obligations, contingent or otherwise, of the Company or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Company Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary or any other entity other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in Sections 2.01 and 2.03 of the Company Disclosure Schedule, all of the outstanding shares of capital stock (other than directors' qualifying shares) of each of the Company's subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and all such shares (other than directors' qualifying shares and a de minimis number of shares owned by employees of such subsidiaries) are owned by the Company or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in the Company's voting rights, charges or other encumbrances of any nature whatsoever.

    SECTION 2.04. Authority Relative to this Agreement. The Company has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by the Company and the consummation by the Company of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action, and no other corporate proceedings on the part of the Company are necessary to authorize this Agreement or to consummate the transactions so contemplated (other than the adoption of this Agreement by the holders of at least a majority of the outstanding shares of Company Common Stock entitled to vote in accordance with the DGCL and the Company's Certificate of Incorporation and By-Laws). The Board of Directors of the Company has determined that it is advisable and in the best interest of the Company's stockholders for the Company to enter into this Agreement and to consummate upon the terms and subject to the conditions of this Agreement. This Agreement has been duly and validly executed and delivered by the Company and, assuming the due authorization, execution and delivery by Parent and Merger Sub, as applicable, constitutes a legal, valid and binding obligation of the Company.

    SECTION 2.05. No Conflict; Required Filings and Consents. (a) Section 2.05(a) of the Company Disclosure Schedule includes a list of (i) all loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, equipment obligations, guaranties, standby letters of credit, equipment leases or lease purchase agreements, each in an amount equal to or exceeding $500,000, to which the Company or any of its subsidiaries is a party or by which any of them is bound; (ii) all contracts, agreements, commitments or other understandings or arrangements to which the Company or any of its subsidiaries is a party or by which any of them or any of their respective properties or assets are bound or affected, but excluding contracts, agreements, commitments or other understandings or arrangements (other than resin purchase contracts) entered into in the ordinary course of business and involving, in each case, payments or receipts by the Company or any of its subsidiaries of less than $250,000 in any single instance but not more than $1,000,000 in the aggregate; (iii) all agreements which, as of the date hereof, are required to be filed as "material contracts" with the Securities and Exchange Commission ("SEC") pursuant to the requirements of the Securities Exchange Act of 1934, as amended, and the SEC's rules thereunder (the "Exchange Act"); and (iv) all agreements or arrangements to which the Company or any of its subsidiaries is a party or by which any of them is bound for the manufacture of plastic hangers by other persons for, on behalf of, or using molds supplied by, the Company.

    (b) Except as set forth in Section 2.05(b) of the Company Disclosure Schedule, the execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, (i) conflict with or violate the Certificate of Incorporation or By-Laws of the Company, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected, or (iii) result in any breach of or constitute a default (or an event that with notice or lapse of time or both would become a default), or impair the Company's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of the Company or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except in any such case for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

    (c) The execution and delivery of this Agreement by the Company does not, and the performance of this Agreement by the Company will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, state securities laws ("Blue Sky Laws"), the pre-merger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations thereunder (the "HSR Act"), filings and consents as may be required under any environmental, health or safety law or regulation pertaining to any notification, disclosure or required approval triggered by the Merger or the transactions contemplated by this Agreement, and the filing and recordation of appropriate merger or other documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent or delay the Company from performing its obligations under this Agreement, or would not otherwise reasonably be expected to have a Material Adverse Effect.

    SECTION 2.06. Compliance; Permits. (a) Except as disclosed in Section 2.06 of the Company Disclosure Schedule, neither the Company nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to the Company or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which the Company or any of its subsidiaries is a party or by which the Company or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which could not reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 2.06 of the Company Disclosure Schedule, the Company and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Company and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Company Permits"). The Company and its subsidiaries are in compliance with the terms of the Company Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

    SECTION 2.07. SEC Filings; Financial Statements. (a) The Company has filed all forms, reports and documents required to be filed with the SEC since December 31, 1993 and has made available to Parent (i) its Annual Reports on Form 10-K for the fiscal years ended December 31, 1993, December 31, 1994 and December 31, 1995, (ii) its Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996,
(iii) all proxy statements relating to the Company's meetings of stockholders (whether annual or special) held since December 31, 1993, (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by the Company with the SEC since December 31, 1993, and (v) all amendments and supplements to all such reports and registration statements filed by the Company with the SEC (collectively, the "Company SEC Reports"). Except as disclosed in Section 2.07 of the Company Disclosure Schedule, the Company SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of the Company's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Company SEC Reports and the Company's 1995 Annual Report to Stockholders was prepared in accordance with generally accepted accounting principles ("GAAP") applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto), and each fairly in all material respects presents the consolidated financial position of the Company and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount. The monthly consolidated income statement for April 1996 furnished by the Company to Parent was prepared in a manner consistent with the consolidated financial statements contained in the Company SEC Reports, and fairly in all material respects presents the consolidated results of its operations for the period indicated, except that such statement is subject to normal and recurring quarterly and year-end adjustments, which were not or are not expected to be material in amount.

    SECTION 2.08. Absence of Certain Changes or Events. Except as set forth in
Section 2.08 of the Company Disclosure Schedule or the Company SEC Reports, since December 31, 1995, the Company has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Certificate of Incorporation or By-laws of the Company; (iii) any damage to, destruction or loss of any asset of the Company (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect; (iv) any material change by the Company in its accounting methods, principles or practices; (v) any material revaluation by the Company of any of its assets, including, without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any other action or event that would have required the consent of Parent pursuant to Section 4.01 had such action or event occurred after the date of this Agreement; or (vii) any sale of a material amount of property of the Company, except in the ordinary course of business.

    SECTION 2.09. No Undisclosed Liabilities. Except as set forth in Section
2.09 of the Company Disclosure Schedule or the Company SEC Reports, neither the Company nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) in the aggregate adequately provided for in the Company's audited balance sheet (including any related notes thereto) for the fiscal year ended December 31, 1995 included in the Company's 1995 Annual Report to Stockholders (the "1995 Balance Sheet"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the 1995 Balance Sheet, (c) incurred since December 31, 1995 in the ordinary course of business consistent with past practice, (d) incurred in connection with this Agreement, or (e) which could not reasonably be expected to have a Material Adverse Effect.

    SECTION 2.10. Absence of Litigation. Except as set forth in Section 2.10 of the Company Disclosure Schedule or the Company SEC Reports, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Company, overtly threatened against the Company or any of its subsidiaries, or any properties or rights of the Company or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

    SECTION 2.11. Employee Benefit Plans; Employment Agreements. (a) Section 2.11(a) of the Company Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of the Employee Retirement Income Security Act of 1974, as amended ("ERISA")), all employee welfare plans (as defined in Section 3(1) of ERISA, and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any employment, executive compensation or severance agreements, written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, any former or current employee, officer or consultant (or any of their beneficiaries) of the Company or any other entity (whether or not incorporated) which is a member of a controlled group including the Company or which is under common control with the Company (an "ERISA Affiliate") within the meaning of Section 414 of the Code or
Section 4001 of ERISA, or any subsidiary of the Company, as well as each plan with respect to which the Company or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA or Section 412 of the Code (together, the "Employee Plans"). There have been made available to Parent copies of (i) each such written Employee Plan and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications and communications distributed to plan participants, (ii) the three most recent annual reports on Form 5500 series, with accompanying schedules and attachments, filed with respect to each Employee Plan required to make such a filing, (iii) the most recent actuarial valuation for each Employee Plan subject to Title IV of ERISA, (iv) the latest reports which have been filed with the Department of Labor with respect to each Employee Plan required to make such filing and (v) favorable determination letters issued for each Employee Plan and related trust that are intended to satisfy the qualification requirements of Section 401(a) and Section 501(a) of the Code (or, if pending, a copy of the application for such determination). For purposes of this Section 2.11, the term "material," when used with respect to (i) any Employee Plan, shall mean that the Company or an ERISA Affiliate has incurred or may incur obligations in an amount exceeding $100,000 with respect to such Employee Plan, and (ii) any liability, obligation, breach or non-compliance, shall mean that the Company or an ERISA Affiliate has incurred or may incur obligations in an amount exceeding $50,000, with respect to any one such or series of related liabilities, obligations, breaches, defaults, violations or instances of non-compliance.

    (b) Except as set forth in Section 2.11(b) of the Company Disclosure Schedule, (i) none of the Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, and none of the Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Employee Plan which could subject the Company or any ERISA Affiliate, directly or indirectly, to a tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach could result in any material liability to the Company or any ERISA Affiliate; (iv) all Employee Plans have been established and maintained substantially in accordance with their terms and have operated in compliance in all material respects with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, Internal Revenue Service (the "IRS") or Secretary of the Treasury), and may by their terms be amended and/or terminated at any time subject to applicable law, and the Company and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Employee Plans; (v) each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (vi) all contributions required to be made with respect to any Employee Plan pursuant to
Section 412 of the Code, or the terms of the Employee Plan or any collective bargaining agreement, have been made on or before their due dates; (vii) with respect to each Employee Plan, no "reportable event" within the meaning of
Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) has occurred for which there is any material outstanding liability to the Company nor any ERISA Affiliate; and (viii) neither the Company nor any ERISA Affiliate has incurred or reasonably expects to incur any liability under Title IV of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation (the PBGC") arising in the ordinary course).

    (c) Section 2.11(c) of the Company Disclosure Schedule sets forth a true and complete list of each current or former employee, officer or director of the Company or any of its subsidiaries who holds (i) any option to purchase Company Common Stock as of the date hereof, together with the number of shares of Company Common Stock subject to such option, the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option; and (ii) any other right, directly or indirectly, to acquire Company Common Stock, together with the number of shares of Company Common Stock subject to such right. Section 2.11(c) of the Company Disclosure Schedule also sets forth the total number of such ISOs and such nonqualified options.

    (d) Section 2.11(d) of the Company Disclosure Schedule sets forth a true and complete list of (i) all employment agreements with officers of the Company or any of its subsidiaries; (ii) all agreements with consultants who are individuals obligating the Company or any of its subsidiaries to make annual cash payments in an amount exceeding $50,000; (iii) all officers of the Company or any of its subsidiaries who have executed a non-competition agreement with the Company or any of its subsidiaries; (iv) all severance agreements, programs and policies of the Company or any of its subsidiaries with or relating to its employees, in each case with outstanding commitments exceeding $100,000, excluding programs and policies required to be maintained by law; and (v) all Employee Plans which contain change in control provisions.

    (e) Except as set forth in Section 2.11(e) of the Company Disclosure Schedule, no employee of the Company or any of its subsidiaries has participated in any employee pension benefit plans (as defined in Section 3(2) of ERISA) maintained by or on behalf of the Company. The PBGC has not instituted proceedings to terminate any defined benefit plan listed in Section 2.11(e) of the Company Disclosure Schedule (each, a "Defined Benefit Plan"). The Defined Benefit Plans have been terminated prior to January 1, 1996, in accordance with ERISA Section 4041. Each Defined Benefit Plan has an IRS determination letter stating that its termination does not adversely affect its qualification. Final distribution of the assets of each Defined Benefit Plan has been made to participants through the purchase of annuities from the Transamerica Insurance Company or by lump distributions and there are no outstanding liabilities with respect to such plans which would be material to the Company or its ERISA Affiliates. All applicable premiums required to be paid to the PBGC with respect to the Defined Benefit Plans have been paid. No facts exist with respect to the Defined Benefit Plans which would give rise to a lien on the assets of the Company under Section 4068 of ERISA. All the assets of the Defined Benefit Plans are readily marketable securities or insurance contracts.

    (f) The Company has fiduciary liability insurance of at least $1,000,000 in effect covering the fiduciaries of the Employee Plans (including the Company) with respect to whom the Company may have liability.

    SECTION 2.12. Labor Matters. Except as set forth in Section 2.12 of the Company Disclosure Schedule or the Company SEC Reports, (i) there are no controversies pending or, to the knowledge of the Company or any of its subsidiaries, threatened, between the Company or any of its subsidiaries and any of their respective employees, which controversies have had, or could reasonably be expected to have, a Material Adverse Effect; (ii) neither the Company nor any of its subsidiaries is a party to any material collective bargaining agreement or other labor union contract applicable to persons employed by the Company or its subsidiaries, nor does the Company or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and
(iii) neither the Company nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of the Company or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect.

    SECTION 2.13. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of Parent in Section 3.13, the information supplied by the Company for inclusion in the Registration Statement (as defined in Section 3.13) shall not at the time the Registration Statement is declared effective by the SEC contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. The information supplied by the Company for inclusion in the proxy statement/prospectus to be sent to the stockholders of the Company in connection with the meeting of the stockholders of the Company to consider the Merger (the "Company Stockholders Meeting") (such proxy statement/prospectus as amended or supplemented is referred to herein as the "Proxy Statement/Prospectus") will not, on the date the Proxy Statement/Prospectus (or any amendment thereof or supplement thereto) is first mailed to stockholders, at the time of the Company Stockholders Meeting, or at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or shall omit to state any material fact necessary in order to make the statements made therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to the Company or any of its respective affiliates, officers or directors should be discovered by the Company which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, the Company shall promptly inform Parent and Merger Sub. The Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, the Company makes no representation or warranty with respect to any information supplied by Parent or Merger Sub which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Proxy Statement/Prospectus.

    SECTION 2.14. Restrictions on Business Activities. Except for this Agreement or as set forth in Section 2.14 of the Company Disclosure Schedule or the Company SEC Reports, to the best of the Company's knowledge, there is no agreement, judgement, injunction, order or decree binding upon the Company or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or impairing any business practice of the Company or any of its subsidiaries, acquisition of property by the Company or any of its subsidiaries or the conduct of business by the Company or any of its subsidiaries as currently conducted or as proposed to be conducted by the Company, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

    SECTION 2.15. Title to Property. Except as set forth in Section 2.15 of the Company Disclosure Schedule, the Company and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, to the knowledge of the Company, all leases pursuant to which the Company or any of its subsidiaries lease from others material amounts of real or personal property, are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of the Company, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default), except where the lack of such good standing, validity and effectiveness or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

    SECTION 2.16. Taxes. (a) For purposes of this Agreement, "Tax" or "Taxes" shall mean taxes, fees, levies, duties, tariffs, imposts, and governmental impositions or charges of any kind in the nature of (or similar to) taxes, payable to any federal, state, local or foreign taxing authority, including (without limitation) (i) income, franchise, profits, gross receipts, ad valorem, net worth, value added, sales, use, service, real or personal property, special assessments, capital stock, license, payroll, withholding, employment, social security, workers' compensation, unemployment compensation, utility, severance, production, excise, stamp, occupation, premiums, windfall profits, transfer and gains taxes, and (ii) interest, penalties, additional taxes and additions to tax imposed with respect thereto; and "Tax Returns" shall mean returns, reports, and information statements with respect to Taxes required to be filed with the IRS or any other taxing authority, domestic or foreign, including, without limitation, consolidated, combined and unitary tax returns (including returns required in connection with any Employee Plan).

    (b) Other than as disclosed in Section 2.16(b) of the Company Disclosure Schedule or the Company SEC Reports: The Company and its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and the Company and its subsidiaries have paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required), and there are no other taxes that would be due if asserted by a taxing authority, except with respect to which the Company is maintaining reserves to the extent currently required unless the failure to do so could not reasonably be expected to have a Material Adverse Effect. Except as does not involve or would not result in liability to the Company or any of its subsidiaries that could reasonably be expected to have a Material Adverse Effect, (i) there are no tax liens on any assets of the Company or any subsidiary thereof; and (ii) neither the Company nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for Taxes (including deferred taxes) reflected in the 1995 Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with GAAP.

    (c) The Company on behalf of itself and all its subsidiaries hereby represents that, other than as disclosed in Section 2.16(c) of the Company Disclosure Schedule or the Company SEC Reports, and other than with respect to items the inaccuracy of which could not reasonably be expected to have a Material Adverse Effect: Neither the Company nor any of its subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated hereunder. Neither the Company nor any of its subsidiaries is, or has been, a United States real property holding corporation (as defined in Section 897(c)(2) of the Code) during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code. To the best knowledge of the Company, neither the Company nor any of its subsidiaries owns any property of a character, the indirect transfer of which, pursuant to this Agreement, would give rise to any material documentary, stamp or other transfer tax.

    SECTION 2.17. Environmental Matters. Except as set forth in Section 2.17 of the Company Disclosure Schedule or the Company SEC Reports, and except in all cases as, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, to the best of the Company's knowledge, the Company and each of its subsidiaries (i) have obtained all applicable permits, licenses and other authorization which are required to be obtained under all applicable federal, state or local laws or any regulation, code, plan, order, decree, judgment, notice or demand letter issued, entered, promulgated or approved thereunder ("Environmental Laws") relating to pollution or protection of the environment, including laws relating to emissions, discharges, releases or threatened releases of pollutants, contaminants, or hazardous or toxic materials or wastes into ambient air, surface water, ground water, or land or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling of pollutants, contaminants or hazardous or toxic materials or wastes by the Company or its subsidiaries (or their respective agents); (ii) are in compliance with all terms and conditions of such required permits, licenses and authorization, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (iii) as of the date hereof, are not aware of nor have received notice of any past or present violations of Environmental Laws or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against the Company or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by the Company or its subsidiaries (or any of their respective agents) thereunder.

    SECTION 2.18. Brokers. No broker, finder or investment banker (other than Goldman, Sachs & Co., the fees and expenses of whom will be paid by the Company) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of the Company. The Company has heretofore furnished to Parent a complete and correct copy of all agreements between the Company and Goldman, Sachs & Co. pursuant to which such firms would be entitled to any payment relating to the transactions contemplated hereunder.

    SECTION 2.19. Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by the Company or its subsidiaries to Parent or Merger Sub in, or pursuant to the provisions of, this Agreement contains or shall contain any untrue statement of a material fact or omits or will omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make statements herein or therein not misleading.

    SECTION 2.20. Intellectual Property. (a) The Company and/or each of its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of the Company and its subsidiaries as currently conducted, except as could not reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 2.20(b) of the Company Disclosure Schedule or the Company SEC Reports or as could not reasonably be expected to have a Material Adverse Effect: The Company is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which the Company is a party and pursuant to which the Company is authorized to use any third-party patents, trademarks, service marks and copyrights ("Third-Party Intellectual Property Rights"). No claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by the Company or any of its subsidiaries (the "Company Intellectual Property Rights"), any trade secret material to the Company, or Third Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third Party Intellectual Property Rights by or through the Company or any of its subsidiaries, are currently pending or, to the knowledge of the Company, are overtly threatened by any person. The Company does not know of any valid grounds for any bona fide claims (i) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Company or any of its subsidiaries, infringes on any copyright, patent, trademark, service mark or trade secret;
(ii) against the use by the Company or any of its subsidiaries, of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of the Company or any of its subsidiaries as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any of the Company Intellectual Property Rights or other trade secret material to the Company; or (iv) challenging the license or legally enforceable right to use of the Third Party Intellectual Rights by the Company or any of its subsidiaries.

    (c) To the Company's knowledge, all material patents, registered trademarks, service marks and copyrights held by the Company are valid and subsisting. Except as set forth in Section 2.20(c) of the Company Disclosure Schedule or the Company SEC Reports, to the Company's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Company Intellectual Property by any third party, including any employee or former employee of the Company or any of its subsidiaries.

    SECTION 2.21. Interested Party Transactions. Except as set forth in Section
2.21 of the Company Disclosure Schedule or the Company SEC Reports or for events as to which the amounts involved do not, in the aggregate, exceed $100,000, since the date of the Company's proxy statement dated March 15, 1996 (the "1996 Company Proxy Statement"), no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    SECTION 2.22. Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by the Company or any of its subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of the Company and its subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by persons engaged in similar businesses and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect.

    SECTION 2.23. Product Liability and Recalls. (a) Except as disclosed in
Section 2.23(a) of the Company Disclosure Schedule or the Company SEC Reports, the Company is not aware of any claim, or the basis of any claim, against the Company or any of its subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by the Company or any of its subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which could reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 2.23(b) of the Company Disclosure Schedule or the Company SEC Reports, there is no pending or, to the knowledge of the Company, threatened recall or investigation of any product sold by the Company, which recall or investigation could reasonably be expected to have a Material Adverse Effect.

    SECTION 2.24. Inventory. The inventories of the Company and its subsidiaries as reflected in the most recent financial statements contained in the Company SEC Reports, or acquired by the Company or any of its subsidiaries after the date thereof, (i) are carried at an amount not in excess of the lower of cost or net realizable value, and (ii) do not include any inventory which is obsolete, surplus or not usable or saleable in the lawful and ordinary course of business of the Company and its subsidiaries as heretofore conducted, in each case net of reserves provided therefor.

    SECTION 2.25. Opinion of Financial Advisor. The Company has been advised by its financial advisor, Goldman, Sachs & Co., to the effect that in its opinion, as of the date hereof, the Exchange Ratio is fair to the holders of Shares. It is agreed and understood that such opinion is for the benefit of the Board of Directors of the Company and may not be relied upon by Parent, Merger Sub or their affiliates.

    SECTION 2.26. Pooling Matters. To the Company's knowledge and based upon consultation with its independent accountants, the Company has provided to Parent and its independent accountants all information concerning actions taken or agreed to be taken by the Company or any of its affiliates on or before the date of this Agreement that could reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests. For purposes of this Section 2.26, "to the Company's knowledge" means to the actual knowledge of the Company's Chairman, Chief Executive Officer or Chief Financial Officer.

                                  ARTICLE III
            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

    Parent and Merger Sub hereby, jointly and severally, represent and warrant to the Company that, except as set forth in the written disclosure schedule previously delivered or, to the extent set forth below, to be delivered, by Parent to the Company (the "Parent Disclosure Schedule"):

    SECTION 3.01. Organization and Qualification; Subsidiaries. Each of Parent and its subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation and has the requisite corporate power and authority and is in possession of all Approvals necessary to own, lease and operate the properties it purports to own, operate or lease and to carry on its business as it is now being conducted, except where the failure to be so organized, existing and in good standing or to have such power, authority and Approvals could not reasonably be expected to have a Material Adverse Effect. Each of Parent and its subsidiaries is duly qualified or licensed as a foreign corporation to do business, and is in good standing, in each jurisdiction where the character of its properties owned, leased or operated by it or the nature of its activities makes such qualification or licensing necessary, except for such failures to be so duly qualified or licensed and in good standing that could not reasonably be expected to have a Material Adverse Effect. A true and complete list of all of Parent's subsidiaries, together with the jurisdiction of incorporation of each subsidiary and the percentage of each subsidiary's outstanding capital stock owned by Parent or another subsidiary, is set forth in Section 3.01. Except as set forth in Section 3.01 of the Parent Disclosure Schedule or the Parent SEC Reports (as defined below), Parent does not directly or indirectly own any equity or similar interest in, or any interest convertible into or exchangeable or exercisable for, any equity or similar interest in, any corporation, partnership, joint venture or other business association or entity, with respect to which Parent has invested or is required to invest $1,000,000 or more, excluding securities in any publicly traded company held for investment by Parent and comprising less than five percent of the outstanding capital stock of such company.

    SECTION 3.02. Articles of Organization and By-Laws. Parent has heretofore furnished to the Company a complete and correct copy of its Articles of Organization and the By-Laws, as amended to date. Such Articles of Organization and By-Laws are in full force and effect. Neither Parent nor Merger Sub is in violation of any of the provisions of its Articles of Organization (or Certificate of Incorporation) or By-Laws.

    SECTION 3.03. Capitalization. (a) The authorized capital stock of Parent consists of 180,000,000 shares of Parent Common Stock and 2,000,000 shares of Preferred Stock, $1 par value ("Parent Preferred Stock"). As of April 30, 1996,
(i) 152,551,626 shares of Parent Common Stock were issued and outstanding, all of which are validly issued, fully paid and non-assessable, and 16,048,763 shares were held in treasury, (ii) no shares of Parent Preferred Stock were outstanding or held in treasury, (iii) no shares of Parent Common Stock or Parent Preferred Stock were held by subsidiaries of the Parent, (iv) 1,395,434 shares of Parent Common Stock were reserved for future issuance under Parent's 1994 Restricted Stock Ownership Plan, (v) 242,729 shares of Parent Common Stock were reserved for issuance upon exercise of Warrants issued by Kendall International, Inc. and assumed by Parent, (vi) 8,248,897 shares of Parent Common Stock were reserved for issuance upon exercise of stock options issued under the Tyco International Ltd. 1995 Stock Option Plan, and (viii) 26,674 shares of Parent Common Stock were reserved for issuance upon exercise of stock options issued under the stock incentive plans maintained by Kendall International, Inc. No material change in such capitalization has occurred between April 30, 1996 and the date hereof. Except as set forth in Section 3.03 of the Parent Disclosure Schedule or the Parent SEC Reports, there are no options, warrants or other rights, agreements, arrangements or commitments of any character relating to the issued or unissued capital stock of Parent or any of its subsidiaries or obligating Parent or any of its subsidiaries to issue or sell any shares of capital stock of, or other equity interests in, Parent or any of its subsidiaries. Except as set forth in Section 3.03 of the Parent Disclosure Schedule or the Parent SEC Reports, there are no obligations, contingent or otherwise, of Parent or any of its subsidiaries to repurchase, redeem or otherwise acquire any shares of Parent Common Stock or the capital stock of any subsidiary or to provide funds to or make any investment (in the form of a loan, capital contribution or otherwise) in any such subsidiary other than guarantees of bank obligations of subsidiaries entered into in the ordinary course of business. Except as set forth in Section 3.01 or 3.03(a) of the Parent Disclosure Schedule, all of the outstanding shares of capital stock (other than directors' qualifying shares) of each of Parent's subsidiaries is duly authorized, validly issued, fully paid and nonassessable and all such shares (other than directors' qualifying shares) are owned by Parent or another subsidiary free and clear of all security interests, liens, claims, pledges, agreements, limitations in Parent's voting rights, charges or other encumbrances of any nature whatsoever.

    (b) The shares of Parent Common Stock to be issued pursuant to the Merger will be duly authorized, validly issued, fully paid and nonassessable and shall be listed, upon official notice of issuance, for trading on the NYSE.

    SECTION 3.04. Authority Relative to this Agreement. Each of Parent and Merger Sub has all necessary corporate power and authority to execute and deliver this Agreement and to perform its obligations hereunder and to consummate the transactions contemplated hereby. The execution and delivery of this Agreement by Parent and Merger Sub and the consummation by Parent and Merger Sub of the transactions contemplated hereby have been duly and validly authorized by all necessary corporate action on the part of Parent and Merger Sub, and no other corporate proceedings on the part of Parent or Merger Sub are necessary to authorize this Agreement or to consummate the transactions contemplated thereby. The Board of Directors of Parent has determined that it is advisable and in the best interest of Parent's stockholders for Parent to enter into this Agreement and to consummate the Merger upon the terms and subject to the conditions of this Agreement. This Agreement has been duly and validly executed and delivered by Parent and Merger Sub and, assuming the due authorization, execution and delivery by the Company, constitutes a legal, valid and binding obligation of Parent and Merger Sub.

    SECTION 3.05. No Conflict; Required Filings and Consents. (a) Section 3.05(a) of the Parent Disclosure Schedule includes a list of (i) all loan agreements, indentures, mortgages, pledges, conditional sale or title retention agreements, security agreements, equipment obligations, guaranties, standby letters of credit, equipment leases or lease purchase agreements to which Parent or any of its subsidiaries is a party or by which any of them is bound, each in an amount equal to or exceeding $25,000,000, but excluding any such agreement between Parent and its wholly-owned subsidiaries or between two or more wholly-owned subsidiaries of Parent; (ii) all contracts, agreements, commitments or other understandings or arrangements to which Parent or any of its subsidiaries is a party or by which any of them or any of their respective property or assets are bound or affected, but excluding contracts, agreements, commitments or other understandings or arrangements entered into in the ordinary course of business and involving, in each case, payments or receipts by Parent or any of its subsidiaries of less than $5,000,000 in any single instance; and
(iii) all agreements which, as of the date hereof, are required to be filed with the SEC pursuant to the requirements of the Exchange Act as "material contracts."

    (b) Except as set forth in Section 3.05(b) of the Parent Disclosure Schedule, the execution and delivery of this Agreement by Parent and Merger Sub do not, and the performance of this Agreement by Parent and Merger Sub will not,
(i) conflict with or violate the Articles of Organization (or Certificate of Incorporation) or By-Laws of Parent or Merger Sub, (ii) conflict with or violate any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or their respective properties are bound or affected, or (iii) result in any breach of or constitute a default (or an event which with notice or lapse of time or both would become a default) under, or impair Parent's or any of its subsidiaries' rights or alter the rights or obligations of any third party under, or give to others any rights of termination, amendment, acceleration or cancellation of, or result in the creation of a lien or encumbrance on any of the properties or assets of Parent or any of its subsidiaries pursuant to, any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties are bound or affected, except in any such case for any such conflicts, violations, breaches, defaults or other occurrences that could not reasonably be expected to have a Material Adverse Effect.

    (c) The execution and delivery of this Agreement by Parent and Merger Sub does not, and the performance of this Agreement by Parent and Merger Sub will not, require any consent, approval, authorization or permit of, or filing with or notification to, any governmental or regulatory authority, domestic or foreign, except (i) for applicable requirements, if any, of the Securities Act, the Exchange Act, the Blue Sky Laws, the pre-merger notification requirements of the HSR Act, and the filing and recordation of appropriate merger or other documents as required by the DGCL, and (ii) where the failure to obtain such consents, approvals, authorizations or permits, or to make such filings or notifications, would not prevent or delay consummation of the Merger, or otherwise prevent Parent or Merger Sub from performing their respective obligations under this Agreement, and would not otherwise be reasonably expected to have a Material Adverse Effect.

    SECTION 3.06. Compliance; Permits. (a) Except as disclosed in Section 3.06 of the Parent Disclosure Schedule, neither Parent nor any of its subsidiaries is in conflict with, or in default or violation of, (i) any law, rule, regulation, order, judgment or decree applicable to Parent or any of its subsidiaries or by which its or any of their respective properties is bound or affected or (ii) any note, bond, mortgage, indenture, contract, agreement, lease, license, permit, franchise or other instrument or obligation to which Parent or any of its subsidiaries is a party or by which Parent or any of its subsidiaries or its or any of their respective properties is bound or affected, except for any such conflicts, defaults or violations which could not reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 3.06 of the Parent Disclosure Schedule, Parent and its subsidiaries hold all permits, licenses, easements, variances, exemptions, consents, certificates, orders and approvals from governmental authorities which are material to the operation of the business of the Parent and its subsidiaries taken as a whole as it is now being conducted (collectively, the "Parent Permits"). Parent and its subsidiaries are in compliance with the terms of Parent Permits, except where the failure to so comply could not reasonably be expected to have a Material Adverse Effect.

    SECTION 3.07. SEC Filings; Financial Statements. (a) Parent has filed all forms, reports and documents required to be filed with the SEC since June 30, 1993, and has heretofore delivered to the Company, in the form filed (or, in the case of the Quarterly Report on Form 10-Q for the quarterly period ended March 31, 1996, to be filed) with the SEC, (i) its Annual Reports on Form 10-K for the fiscal years ended June 30, 1993, 1994 and 1995, (ii) its Quarterly Reports on Form 10-Q for the quarterly periods ending September 30, 1995, December 31, 1995 and March 31, 1996, (iii) all proxy statements relating to Parent's meetings of stockholders (whether annual or special) held since June 30, 1993, (iv) all other reports or registration statements (other than Reports on Form 10-Q not referred to in clause (ii) above) filed by Parent with the SEC since June 30, 1992, and (v) all amendments and supplements to all such reports and registration statements filed by Parent with the SEC (collectively, the "Parent SEC Reports"). The Parent SEC Reports (i) were prepared in all material respects in accordance with the requirements of the Securities Act or the Exchange Act, as the case may be, and (ii) did not at the time they were filed (or if amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in the light of the circumstances under which they were made, not misleading. None of Parent's subsidiaries is required to file any forms, reports or other documents with the SEC.

    (b) Each of the consolidated financial statements (including, in each case, any related notes thereto) contained in the Parent SEC Reports has been prepared in accordance with GAAP applied on a consistent basis throughout the periods involved (except as may be indicated in the notes thereto) and each fairly presents the consolidated financial position of Parent and its subsidiaries as at the respective dates thereof and the consolidated results of its operations and cash flows for the periods indicated, except that the unaudited interim financial statements were or are subject to normal and recurring year-end adjustments which were not or are not expected to be material in amount.

    SECTION 3.08. Absence of Certain Changes or Events. Except as set forth in
Section 3.08 of the Parent Disclosure Schedule or the Parent SEC Reports, since June 30, 1995, Parent has conducted its business in the ordinary course and there has not occurred: (i) any Material Adverse Effect; (ii) any amendments or changes in the Articles of Organization or By-Laws of Parent; (iii) any damage to, destruction or loss of any assets of the Parent (whether or not covered by insurance) that could reasonably be expected to have a Material Adverse Effect;
(iv) any material change by Parent in its accounting methods; (v) any material revaluation by Parent of any of its assets, including without limitation, writing down the value of inventory or writing off notes or accounts receivable other than in the ordinary course of business; (vi) any other action or event that would have required the consent of the Company pursuant to Section 4.03 had such action or event occurred after the date of this

Agreement; or (vii) any sale of a material amount of assets of Parent, except in the ordinary course of business.

    SECTION 3.09. No Undisclosed Liabilities. Except as is disclosed in Section
3.09 of the Parent Disclosure Schedule and the Parent SEC Reports, neither the Parent nor any of its subsidiaries has any liabilities (absolute, accrued, contingent or otherwise), except liabilities (a) adequately provided for in the Parent's balance sheet (including any related notes thereto) as of June 30, 1995 included in Parent's Annual Report on Form 10-K for the fiscal year ended June 30, 1995 (the "June 1995 Balance Sheet"), (b) incurred in the ordinary course of business and not required under GAAP to be reflected on the June 1995 Balance Sheet, (c) incurred since June 30, 1995 in the ordinary course of business and consistent with past practice, (d) incurred in connection with this Agreement, or (e) which could not reasonably be expected to have a Material Adverse Effect
 .

    SECTION 3.10. Absence of Litigation. Except as set forth in Section 3.10 of the Parent Disclosure Schedule, there are no claims, actions, suits, proceedings or investigations pending or, to the knowledge of the Parent, threatened against the Parent or any of its subsidiaries, or any properties or rights of the Parent or any of its subsidiaries, before any court, arbitrator or administrative, governmental or regulatory authority or body, domestic or foreign, that could reasonably be expected to have a Material Adverse Effect.

    SECTION 3.11. Employee Benefit Plans; Employment Agreements. (a) Section 3.11(a) of the Parent Disclosure Schedule lists all employee pension plans (as defined in Section 3(2) of ERISA), all employee welfare plans (as defined in
Section 3(1) of ERISA) and all other bonus, stock option, stock purchase, incentive, deferred compensation, supplemental retirement, severance and other similar fringe or employee benefit plans, programs or arrangements, and any employment, executive compensation or severance agreements, written or otherwise, as amended, modified or supplemented, for the benefit of, or relating to, former or current employee, officer or consultant (or any of their beneficiaries) of Parent or any other entity (whether or not incorporated) which is a member of a controlled group including Parent or which is under common control with Parent (an "ERISA Affiliate") within the meaning of Section 414 of the Code or Section 4001 of ERISA, or any subsidiary of Parent, as well as each plan with respect to which Parent or an ERISA Affiliate could incur liability under Section 4069 (if such plan has been or were terminated) or Section 4212(c) of ERISA or Section 412 of the Code (together, the "Employee Plans"). There have been made available to the Company copies of (i) each such written Employee Plan and all related trust agreements, insurance and other contracts (including policies), summary plan descriptions, summaries of material modifications and communications distributed to plan participants, (ii) the most recent three annual reports on form 5500 series, with accompanying schedules and attachments, filed with respect to each Employee Plan required to make such a filing, and
(iii) the most recent actuarial valuation for each Employee Plan subject to Title IV of ERISA. For purposes of this Section 3.11(a) the term material, when used with respect to (i) any Employee Plan, shall mean that Parent or an ERISA Affiliate has incurred or may incur obligations in an amount exceeding $5,000,000 with respect to such Employee Plan, and (ii) any liability, obligation, breach or non-compliance, shall mean that the Company or an ERISA Affiliate has incurred or may incur obligations in an amount exceeding $1,000,000 with respect to any one such or series of related liabilities, obligations, breaches, defaults, violations or instances of non-compliance.

    (b) (i) Except as set forth in Section 3.11(b) of the Parent Disclosure Schedule, none of the Employee Plans promises or provides retiree medical or other retiree welfare benefits to any person, and none of the Employee Plans is a "multiemployer plan" as such term is defined in Section 3(37) of ERISA; (ii) no party in interest or disqualified person (as defined in Section 3(14) of ERISA and Section 4975 of the Code) has at any time engaged in a transaction with respect to any Employee Plan which could subject Parent or any ERISA Affiliate, directly or indirectly, to a tax, penalty or other material liability for prohibited transactions under ERISA or Section 4975 of the Code; (iii) no fiduciary of any Employee Plan has breached any of the responsibilities or obligations imposed upon fiduciaries under Title I of ERISA, which breach could result in any material liability to Parent or any ERISA Affiliate; (iv) all Employee Plans have been established and maintained substantially in accordance with their terms and have operated in compliance in all material respects with the requirements prescribed by any and all statutes (including ERISA and the Code), orders, or governmental rules and regulations currently in effect with respect thereto (including all applicable requirements for notification to participants or the Department of Labor, IRS or Secretary of the Treasury), and Parent and each of its subsidiaries have performed all material obligations required to be performed by them under, are not in any material respect in default under or violation of, and have no knowledge of any default or violation by any other party to, any of the Employee Plans; (iv) each Employee Plan intended to qualify under Section 401(a) of the Code and each trust intended to qualify under Section 501(a) of the Code is the subject of a favorable determination letter from the IRS, and nothing has occurred which may reasonably be expected to impair such determination; (v) all contributions required to be made with respect to any Employee Plan pursuant to Section 412 of the Code, or the terms of the Employee Plan or any collective bargaining agreement, have been made on or before their due dates; (vi) with respect to each Employee Plan, no "reportable event" within the meaning of Section 4043 of ERISA (excluding any such event for which the 30 day notice requirement has been waived under the regulations to Section 4043 of ERISA) nor any event described in Section 4062, 4063 or 4041 of ERISA has occurred; and (vii) neither Parent nor any ERISA Affiliate has incurred, nor reasonably expects to incur, any liability under Title IV of ERISA (other than liability for premium payments to the Pension Benefit Guaranty Corporation arising in the ordinary course).

    (c) Section 3.11(c) of the Parent Disclosure Schedule sets forth a true and complete list of each current or former employee, officer or director of Parent or any of its subsidiaries who holds (i) any option to purchase Parent Common Stock as of the date hereof, together with the number of shares of Parent Common Stock subject to such option, the option price of such option (to the extent determined as of the date hereof), whether such option is intended to qualify as an incentive stock option within the meaning of Section 422(b) of the Code (an "ISO"), and the expiration date of such option; and (ii) any other right, directly or indirectly, to acquire Parent Common Stock, together with the number of shares of Parent Common Stock subject to such right. Section 3.11(c) of the Parent Disclosure Schedule also sets forth the total number of such ISOs, such nonqualified options and such other rights.

    (d) Section 3.11(d) of the Parent Disclosure Schedule sets forth a true and complete list of (i) all employment agreements with officers of Parent or any of its subsidiaries; (ii) all agreements with consultants who are individuals obligating Parent or any of its subsidiaries to make annual cash payments in an amount exceeding $1,000,000; (iii) all officers of Parent or any of its subsidiaries who have executed a non-competition agreement with Parent; (iv) all severance agreements, programs and policies of Parent or any of its subsidiaries with or relating to its employees in each case with outstanding commitments exceeding $1,000,000, except programs and policies required to be maintained by law; and (v) all plans, programs, agreements and other arrangements of Parent or any of its subsidiaries with or relating to its employees which contain change in control provisions.

    (e) Except as set forth in Section 3.11(a) of the Parent Disclosure Schedule, no employee of Parent or any of its subsidiaries has participated in any employee pension benefit plans (as defined in Section 3(2) of ERISA) maintained by or on behalf of Parent. The PBGC has not instituted proceedings to terminate any defined benefit plan listed in Section 3.11(a) of the Parent Disclosure Schedule (each, a "Defined Benefit Plan"). The Defined Benefit Plans have no accumulated or waived funding deficiencies within the meaning of Section 412 of the Code nor have any extensions of any amortization period within the meaning of Section 412 of the Code or 302 of ERISA been applied for with respect thereto. The present value of the benefit liabilities (within the meaning of Section 4041 of ERISA) of the Defined Benefit Plans, determined on a termination basis using actuarial assumptions that would be used by the PBGC does not exceed by more than $1,000,000 the value of the Plans' assets. All applicable premiums required to be paid to the PBGC with respect to the Defined Benefit Plans have been paid. No facts or circumstances exist with respect to the Defined Benefit Plans which would give rise to a lien on the assets of Parent under Section 4068 of ERISA. All the assets of the Defined Benefit Plans are readily marketable securities or insurance contracts.

    (f) Parent has fiduciary liability insurance of at least $15,000,000 in effect covering the fiduciaries of the Employee Plans (including Parent) with respect to whom Parent may have liability.

    SECTION 3.12. Labor Matters. Except as set forth in Section 3.12 of the Parent Disclosure Schedule or the Parent SEC Reports, (i) there are no controversies pending or, to the knowledge of Parent or any of its subsidiaries, threatened, between Parent or any of its subsidiaries and any of their respective employees, which controversies have or could reasonably be expected to have a Material Adverse Effect; (ii) neither Parent nor any of its subsidiaries is a party to any material collective bargaining agreement or other labor union contract applicable to persons employed by Parent or its subsidiaries, nor does Parent or any of its subsidiaries know of any activities or proceedings of any labor union to organize any such employees; and (iii) neither Parent nor any of its subsidiaries has any knowledge of any strikes, slowdowns, work stoppages, lockouts, or threats thereof, by or with respect to any employees of Parent or any of its subsidiaries which could reasonably be expected to have a Material Adverse Effect.

    SECTION 3.13. Registration Statement; Proxy Statement/Prospectus. Subject to the accuracy of the representations of the Company in Section 2.13, the registration statement (the "Registration Statement") pursuant to which the Parent Common Stock to be issued in the Merger will be registered with the SEC shall not, at the time the Registration Statement (including any amendments or supplements thereto) is declared effective by the SEC, contain any untrue statement of a material fact or omit to state any material fact necessary in order to make the statements included therein, in light of the circumstances under which they were made, not misleading. The information supplied by Parent for inclusion in the Proxy Statement/Prospectus will not, on the date the Proxy Statement/Prospectus is first mailed to stockholders, at the time of the Company Stockholders Meeting and at the Effective Time, contain any statement which, at such time and in light of the circumstances under which it shall be made, is false or misleading with respect to any material fact, or will omit to state any material fact necessary in order to make the statements therein not false or misleading; or omit to state any material fact necessary to correct any statement in any earlier communication with respect to the solicitation of proxies for the Company Stockholders Meeting which has become false or misleading. If at any time prior to the Effective Time any event relating to Parent, Merger Sub or any of their respective affiliates, officers or directors should be discovered by Parent or Merger Sub which should be set forth in an amendment to the Registration Statement or a supplement to the Proxy Statement/Prospectus, Parent or Merger Sub will promptly inform the Company. The Registration Statement and Proxy Statement/Prospectus shall comply in all material respects with the requirements of the Securities Act, the Exchange Act and the rules and regulations thereunder. Notwithstanding the foregoing, Parent and Merger Sub make no representation or warranty with respect to any information supplied by the Company which is contained or incorporated by reference in, or furnished in connection with the preparation of, the Registration Statement or the Proxy Statement/Prospectus.

    SECTION 3.14. Restrictions on Business Activities. Except for this Agreement, to the best of Parent's knowledge, there is no agreement, judgment, injunction, order or decree binding upon Parent or any of its subsidiaries which has or could reasonably be expected to have the effect of prohibiting or materially impairing any business practice of Parent or any of its subsidiaries, any acquisition of property by Parent or any of its subsidiaries or the conduct of business by Parent or any of its subsidiaries as currently conducted or as proposed to be conducted by Parent, except for any prohibition or impairment as could not reasonably be expected to have a Material Adverse Effect.

    SECTION 3.15. Title to Property. Parent and each of its subsidiaries have good and defensible title to all of their properties and assets, free and clear of all liens, charges and encumbrances, except liens for taxes not yet due and payable and such liens or other imperfections of title, if any, as do not materially detract from the value of or interfere with the present use of the property affected thereby or which could not reasonably be expected to have a Material Adverse Effect; and, to Parent's knowledge, all leases pursuant to which Parent or any of its subsidiaries lease from other material amounts of real or personal property are in good standing, valid and effective in accordance with their respective terms, and there is not, to the knowledge of Parent, under any of such leases, any existing material default or event of default (or event which with notice or lapse of time, or both, would constitute a material default) except where the lack of such good standing, validity and effectiveness, or the existence of such default or event of default could not reasonably be expected to have a Material Adverse Effect.

    SECTION 3.16. Taxes. (a) Parent on behalf of itself and all its subsidiaries hereby represents that, other than as disclosed in Section 3.16(a) of the Parent Disclosure Schedule or the Parent SEC Reports: Parent and its subsidiaries have filed all United States federal income Tax Returns and all other material Tax Returns required to be filed by them, and Parent and its subsidiaries have paid and discharged all Taxes due in connection with or with respect to the periods or transactions covered by such Tax Returns and have paid all other Taxes as are due, except such as are being contested in good faith by appropriate proceedings (to the extent that any such proceedings are required) and there are no other taxes that would be due if asserted by a taxing authority, except with respect to which Parent is maintaining reserves to the extent currently required unless the failure to do so could not reasonably be expected to have a Material Adverse Effect. Except as does not involve or would not result in liability to Parent that could reasonably be expected to have a Material Adverse Effect, (i) there are no tax liens on any assets of Parent or any subsidiary thereof; and (ii) neither Parent nor any of its subsidiaries has granted any waiver of any statute of limitations with respect to, or any extension of a period for the assessment of, any Tax. The accruals and reserves for taxes (including deferred taxes) reflected in the June 1995 Balance Sheet are in all material respects adequate to cover all Taxes accruable through the date thereof (including interest and penalties, if any, thereon and Taxes being contested) in accordance with GAAP.

    (b) Parent on behalf of itself and all its subsidiaries hereby represents that, other than as disclosed on Section 3.16(b) of the Parent Disclosure Schedule or the Parent SEC Reports, and other than with respect to items the inaccuracy of which could not reasonably be expected to have a Material Adverse
Effect: Neither Parent nor any of its subsidiaries is obligated under any agreement with respect to industrial development bonds or other obligations with respect to which the excludability from gross income of the holder for federal or state income tax purposes could be affected by the transactions contemplated hereunder.

    SECTION 3.17. Environmental Matters. Except as set forth in Section 3.17 of the Parent Disclosure Schedule, and except in all cases as, in the aggregate, have not had and could not reasonably be expected to have a Material Adverse Effect, Parent and each of its subsidiaries to the best of Parent's knowledge
(i) have obtained all applicable permits, licenses and other authorization which are required to be obtained under all applicable Environmental Laws by Parent or its subsidiaries (or their respective agents); (ii) are in compliance with all terms and conditions of such required permits, licenses and authorization, and also are in compliance with all other limitations, restrictions, conditions, standards, prohibitions, requirements, obligations, schedules and timetables contained in applicable Environmental Laws; (iii) as of the date hereof, are not aware of nor have received notice of any past or present violations of Environmental Laws, or any event, condition, circumstance, activity, practice, incident, action or plan which is reasonably likely to interfere with or prevent continued compliance with or which would give rise to any common law or statutory liability, or otherwise form the basis of any claim, action, suit or proceeding, against Parent or any of its subsidiaries based on or resulting from the manufacture, processing, distribution, use, treatment, storage, disposal, transport, or handling, or the emission, discharge or release into the environment, of any pollutant, contaminant or hazardous or toxic material or waste; and (iv) have taken all actions necessary under applicable Environmental Laws to register any products or materials required to be registered by Parent or its subsidiaries (or any of their respective agents) thereunder.

    SECTION 3.18. Brokers. No broker, finder or investment banker (other than Merrill Lynch, Pierce, Fenner & Smith Incorporated, the fees and expenses of which will be paid by Parent) is entitled to any brokerage, finder's or other fee or commission in connection with the transactions contemplated by this Agreement based upon arrangements made by or on behalf of Parent or Merger Sub.

    SECTION 3.19. Full Disclosure. No statement contained in any certificate or schedule furnished or to be furnished by Parent or Merger Sub to the Company in, or pursuant to the provisions of, this Agreement contains or will contain any untrue statement of a material fact or omits or shall omit to state any material fact necessary, in the light of the circumstances under which it was made, in order to make the statements herein or therein not misleading.

    SECTION 3.20. Intellectual Property. (a) Parent and/or each of its subsidiaries owns, or is licensed or otherwise possesses legally enforceable rights to use all patents, trademarks, trade names, service marks, copyrights, and any applications therefor, technology, know-how, computer software programs or applications, and tangible or intangible proprietary information or material that are used in the business of Parent and its subsidiaries as currently conducted, except as could not reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 3.20(b) of the Parent Disclosure Schedule or the Parent SEC Reports or as could not reasonably be expected to have a Material Adverse Effect: Parent is not, nor will it be as a result of the execution and delivery of this Agreement or the performance of its obligations hereunder, in violation of any licenses, sublicenses and other agreements as to which Parent is a party and pursuant to which Parent is authorized to use any third-party patents, trademarks, service marks and copyrights ("Third-Party Intellectual Property Rights"). No claims with respect to the patents, registered and material unregistered trademarks and service marks, registered copyrights, trade names and any applications therefor owned by Parent or any of its subsidiaries (the "Parent Intellectual Property Rights"), any trade secret material to the Parent, or Third Party Intellectual Property Rights to the extent arising out of any use, reproduction or distribution of such Third Party Intellectual Property Rights by or through Parent or any of its subsidiaries, are currently pending or, to the knowledge of Parent, are overtly threatened by any person. Parent does not know of any valid grounds for any bona fide claims
(i) to the effect that the manufacture, sale, licensing or use of any product as now used, sold or licensed or proposed for use, sale or license by Parent or any of its subsidiaries infringes on any copyright, patent, trademark, service mark or trade secret; (ii) against the use by Parent or any of its subsidiaries of any trademarks, trade names, trade secrets, copyrights, patents, technology, know-how or computer software programs and applications used in the business of Parent or any of its subsidiaries as currently conducted or as proposed to be conducted; (iii) challenging the ownership, validity or effectiveness of any part of the Parent Intellectual Property Rights or other trade secret material to Parent; or (iv) challenging the license or legally enforceable right to use of the Third Party Intellectual Rights by Parent or any of its subsidiaries.

    (c) To Parent's knowledge, all patents, registered trademarks and copyrights held by Parent are valid and subsisting. Except as set forth in Section 3.20(c) of the Parent Disclosure Schedule on the Parent SEC Reports, to the Parent's knowledge, there is no material unauthorized use, infringement or misappropriation of any of the Parent Intellectual Property by any third party, including any employee or former employee of Parent or any of its subsidiaries.

    SECTION 3.21. Interested Party Transactions. Except as set forth in Section
3.21 of the Parent Disclosure Schedule or the Parent SEC Reports, since the date of Parent's proxy statement dated September 29, 1995, no event has occurred that would be required to be reported as a Certain Relationship or Related Transaction, pursuant to Item 404 of Regulation S-K promulgated by the SEC.

    SECTION 3.22. Insurance. All material fire and casualty, general liability, business interruption, product liability and sprinkler and water damage insurance policies maintained by Parent or any of its subsidiaries are with reputable insurance carriers, provide full and adequate coverage for all normal risks incident to the business of Parent and its subsidiaries and their respective properties and assets and are in character and amount at least equivalent to that carried by entities engaged in similar businesses and subject to the same or similar perils or hazards, except as could not reasonably be expected to have a Material Adverse Effect.

    SECTION 3.23. Product Liability and Recalls. (a) Except as disclosed in
Section 3.23 of the Parent Disclosure Schedule or the Parent SEC Reports, Parent is not aware of any claim, or the basis of any claim, against Parent or any of its subsidiaries for injury to person or property of employees or any third parties suffered as a result of the sale of any product or performance of any service by Parent or any of its subsidiaries, including claims arising out of the defective or unsafe nature of its products or services, which could reasonably be expected to have a Material Adverse Effect.

    (b) Except as disclosed in Section 3.23(b) of the Parent Disclosure Schedule or the Parent SEC Reports, there is no pending or, to the knowledge of Parent, threatened, recall or investigation of any product sold by Parent, which recall or investigation could reasonably be expected to have a Material Adverse Effect.

    SECTION 3.24. Inventory. The inventories of Parent and its subsidiaries as reflected in the most recent financial statements contained in the Parent SEC Reports, or acquired by Parent or any of its subsidiaries after the date thereof, (i) are carried at an amount not in excess of the lower of cost or net realizable value, and (ii) do not include any inventory which is obsolete, surplus or not usable or saleable in the lawful and ordinary course of business of Parent and its subsidiaries as heretofore conducted, in each case net of reserves provided therefor.

    SECTION 3.25. Ownership of Merger Sub; No Prior Activities. (a) Merger Sub is a direct, wholly-owned subsidiary of Parent and was formed solely for the purpose of engaging in the transactions contemplated by this Agreement.

    (b) As of the date hereof and the Effective Time, except for obligations or liabilities incurred in connection with its incorporation or organization and the transactions contemplated by this Agreement and except for this Agreement and any other agreements or arrangements contemplated by this Agreement, Merger Sub has not and will not have incurred, directly or indirectly, through any subsidiary or affiliate, any obligations or liabilities or engaged in any business activities of any type or kind whatsoever or entered into any agreements or arrangements with any person.

    SECTION 3.26. Pooling Matters. To the Parent's knowledge and based upon consultation with its independent accountants, the Parent has provided to the Company and its independent accountants all information concerning actions taken or agreed to be taken by Parent or any of its affiliates on or before the date of this Agreement that could reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests. For purposes of this Section 3.26, "to the Parent's knowledge" means to the actual knowledge of Parent's Chief Executive Officer or Chief Financial Officer.

                                   ARTICLE IV

                     CONDUCT OF BUSINESS PENDING THE MERGER

    SECTION 4.01. Conduct of Business by the Company Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, the Company covenants and agrees that, unless Parent shall otherwise agree in writing, and except as set forth in Section 4.01 of the Company Disclosure Schedule, the Company shall conduct its business and shall cause the businesses of its subsidiaries to be conducted only in, and the Company and its subsidiaries shall not take any action except in, the ordinary course of business and in a manner consistent with past practice; and the Company shall use reasonable commercial efforts to preserve substantially intact the business organization of the Company and its subsidiaries, to keep available the services of the present officers, employees and consultants of the Company and its subsidiaries and to preserve the present relationships of the Company and its subsidiaries with customers, suppliers and other persons with which the Company or any of its subsidiaries has significant business relations. By way of amplification and not limitation, except as contemplated by this Agreement, neither the Company nor any of its subsidiaries shall, during the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, and except as set forth in Section 4.01 of the Company Disclosure Schedule, directly or indirectly do, or propose to do, any of the following without the prior written consent of Parent:

        (a) amend or otherwise change the Company's Certificate of Incorporation or By-Laws;

        (b) issue, sell, pledge, dispose of or encumber, or authorize the issuance, sale, pledge, disposition or encumbrance of, any shares of capital stock of any class, or any options, warrants, convertible securities or other rights of any kind to acquire any shares of capital stock, or any other ownership interest (including, without limitation, any phantom interest) in the Company, any of its subsidiaries or affiliates (except for the issuance of shares of Company Common Stock issuable pursuant to Stock Options under either the Company Stock Option Plan or under the terms of the stock option agreement between the Company and the individual named in
    Section 2.03 of the Company Disclosure Schedule, which options are outstanding on the date hereof);

        (c) sell, pledge, dispose of or encumber any assets of the Company or any of its subsidiaries (except for (i) sales of assets in the ordinary course of business and in a manner consistent with past practice, (ii) dispositions of obsolete or worthless assets, and (iii) sales of immaterial assets not in excess of $500,000);

        (d) (i) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of the Company may declare and pay a dividend to its parent, (ii) split, combine or reclassify any of its capital stock or issue or authorize or propose the issuance of any other securities in respect of, in lieu of or in substitution for shares of its capital stock, or (iii) amend the terms or change the period of exercisability of, purchase, repurchase, redeem or otherwise acquire, or permit any subsidiary to purchase, repurchase, redeem or otherwise acquire, any of its securities or any securities of its subsidiaries, including, without limitation, shares of Company Common Stock or any option, warrant or right, directly or indirectly, to acquire shares of Company Common Stock, or propose to do any of the foregoing;

        (e) (i) acquire (by merger, consolidation, or acquisition of stock or assets) any corporation, partnership or other business organization or division thereof other than those listed on Section 4.01(e) of the Company Disclosure Schedule; (ii) incur any indebtedness for borrowed money or issue any debt securities or assume, guarantee (other than guarantees of bank debt of the Company's subsidiaries entered into in the ordinary course of business) or endorse or otherwise as an accommodation become responsible for, the obligations of any person, or make any loans or advances, except in the ordinary course of business consistent with past practice; (iii) enter into or amend any resin purchase contract that would be in effect after the Effective Time if the non-cancelable incremental commitment is in excess of 20% of its 1996 resin requirements or enter into or amend any other material contract or agreement other than in the ordinary course of business; (iv) authorize any capital expenditures or purchase of fixed assets which are, in the aggregate, in excess of the amount set forth in Section 4.01 of the Company Disclosure Schedule for the Company and its subsidiaries taken as a whole; or (v) enter into or amend any contract, agreement, commitment or arrangement to effect any of the matters prohibited by this Section 4.01(e);

        (f) increase the compensation payable or to become payable to its officers or employees, except for increases in salary or wages of employees of the Company or its subsidiaries in accordance with past practices, or grant any severance or termination pay to, or enter into any employment or severance agreement with any director, officer or other employee of the Company or any of its subsidiaries, or establish, adopt, enter into or amend any collective bargaining, bonus, profit sharing, thrift, compensation, stock option, restricted stock, pension, retirement, deferred compensation, employment, termination, severance or other plan, agreement, trust, fund, policy or arrangement for the benefit of any current or former directors, officers or employees, except, in each case, as may be required by law;

        (g) take any action to change accounting policies or procedures (including, without limitation, procedures with respect to revenue recognition, payments of accounts payable and collection of accounts receivable);

        (h) make any material tax election inconsistent with past practice or settle or compromise any material federal, state, local or foreign tax liability or agree to an extension of a statute of limitations, except to the extent the amount of any such settlement has been reserved for in the financial statements contained in the Company SEC Reports filed prior to the date of this Agreement;

        (i) pay, discharge or satisfy any claims, liabilities or obligations (absolute, accrued, asserted or unasserted, contingent or otherwise), other than the payment, discharge or satisfaction in the ordinary course of business and consistent with past practice of liabilities reflected or reserved against in the financial statements contained in the Company SEC Reports filed prior to the date of this Agreement or incurred in the ordinary course of business and consistent with past practice; or

        (j) take, or agree in writing or otherwise to take, any of the actions described in Sections 4.01(a) through (i) above, or any action which would make any of the representations or warranties of the Company contained in this Agreement untrue or incorrect or prevent the Company from performing or cause the Company not to perform its covenants hereunder.

    SECTION 4.02. No Solicitation. (a) The Company shall not, directly or indirectly, through any officer, director, employee, representative or agent of the Company or any of its subsidiaries, solicit or encourage the initiation of any inquiries or proposals regarding any merger, sale of substantial assets, sale of shares of capital stock (including without limitation by way of a tender offer) or similar transactions involving the Company or any subsidiaries of the Company (any of the foregoing inquiries or proposals being referred to herein as an "Acquisition Proposal"). Nothing contained in this Section 4.02(a) shall prevent the Board of Directors of the Company from (i) considering, negotiating, approving and recommending to the stockholders of the Company a bona fide Acquisition Proposal not solicited in violation of this Agreement, (ii) taking and disclosing to its stockholders a position contemplated by Exchange Act Rule 14e-2 or (iii) making any disclosure to its stockholders; provided that, as to each of clauses (i), (ii) and (iii), the Board of Directors of the Company determines in good faith (upon advice of independent counsel) that it is required to do so in order to discharge properly its fiduciary duties.

    (b) The Company shall immediately notify Parent after receipt of any Acquisition Proposal, or any modification of or amendment to any Acquisition Proposal, or any request for nonpublic information relating to the Company or any of its subsidiaries in connection with an Acquisition Proposal or for access to the properties, books or records of the Company or any subsidiary by any person or entity that informs the Board of Directors of the Company or such subsidiary that it is considering making, or has made, an Acquisition Proposal. Such notice to Parent shall be made orally and in writing, and shall indicate whether the Company is providing or intends to provide the person making the Acquisition Proposal with access to information concerning the Company as provided in Section 4.02(c).

    (c) If the Board of Directors of the Company receives a request for material nonpublic information by a person who makes a bona fide Acquisition Proposal, and the Board of Directors determines in good faith and upon the advice of independent counsel that it is required to cause the Company to act as provided in this Section 4.02(c) in order to discharge properly the directors' fiduciary duties, then, provided the person making the Acquisition Proposal has executed a confidentiality agreement substantially similar to the one then in effect between the Company and Parent, the Company may provide such person with access to information regarding the Company and may request such person to make a proposal concerning a transaction between or involving such person and the Company or its securityholders.

    (d) The Company shall immediately cease and cause to be terminated any existing discussions or negotiations with any persons (other than Parent and Merger Sub) conducted heretofore with respect to any of the foregoing. The Company agrees not to release any third party from the confidentiality provisions of any confidentiality agreement to which the Company is a party.

    (e) The Company shall ensure that the officers, directors and employees of the Company and its subsidiaries and any investment banker or other advisor or representative retained by the Company are aware of the restrictions described in this Section 4.02.

    SECTION 4.03. Conduct of Business by Parent Pending the Merger. During the period from the date of this Agreement and continuing until the earlier of the termination of this Agreement or the Effective Time, Parent covenants and agrees that, except as set forth in Section 4.03 of Parent's Disclosure Schedule or unless the Company shall otherwise agree in writing, Parent shall conduct its business, and cause the businesses of its subsidiaries to be conducted, in the ordinary course of business and consistent with past practice, other than actions taken by Parent or its subsidiaries in contemplation of the Merger, and shall not directly or indirectly do, or propose to do, any of the following without the prior written consent of the Company:

        (a) amend or otherwise change Parent's Articles of Organization or By-Laws;

        (b) acquire or agree to acquire, by merging or consolidating with, by purchasing an equity interest in or a portion of the assets of, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets of any other person, which, in any such case, would materially delay or prevent the consummation of the transactions contemplated by this Agreement;

        (c) declare, set aside, make or pay any dividend or other distribution (whether in cash, stock or property or any combination thereof) in respect of any of its capital stock, except that a wholly owned subsidiary of Parent may declare and pay a dividend to its parent, and except that Parent may declare and pay cash dividends of $0.10 per quarter consistent with past practice; or

        (d) take or agree in writing or otherwise to take any action which would make any of the representations or warranties of Parent contained in this Agreement untrue or incorrect or prevent Parent from performing or cause Parent not to perform its covenants hereunder.

                                   ARTICLE V
                             ADDITIONAL AGREEMENTS

    SECTION 5.01. Proxy Statement/Prospectus; Registration Statement. As promptly as practicable after the execution of this Agreement, the Company and Parent shall prepare and file with the SEC preliminary proxy materials which shall constitute the Proxy Statement/Prospectus and the Registration Statement of the Parent with respect to the Parent Common Stock to be issued in connection with the Merger. As promptly as practicable after comments are received from the SEC thereon and after the furnishing by the Company and Parent of all information required to be contained therein, the Company and Parent shall file with the SEC a combined proxy and Registration Statement on Form S-4 (or on such other form as shall be appropriate) relating to the adoption of this Agreement and approval of the transactions contemplated hereby by the stockholders of the Company pursuant to this Agreement, and shall use all reasonable efforts to cause the Registration Statement to become effective as soon thereafter as practicable. The Proxy Statement/Prospectus shall include the recommendation of the Board of Directors of the Company in favor of the Merger, subject to the last sentence of Section 5.02.

    SECTION 5.02. Company Stockholders Meeting. The Company shall call the Company Stockholders Meeting as promptly as practicable for the purpose of voting upon the approval of the Merger, and the Company shall use its reasonable best efforts to hold the Company Stockholders Meeting as soon as practicable after the date on which the Registration Statement becomes effective. Unless otherwise required under the applicable fiduciary duties of the directors of the Company, as determined by such directors in good faith after consultation with and based upon the advice of independent legal counsel, the Company shall solicit from its stockholders proxies in favor of adoption of this Agreement and approval of the transactions contemplated thereby, and shall take all other action necessary or advisable to secure the vote or consent of stockholders to obtain such approvals.

    SECTION 5.03. Access to Information; Confidentiality. Upon reasonable notice and subject to restrictions contained in confidentiality agreements to which such party is subject (from which such party shall use reasonable efforts to be released), the Company and Parent shall each (and shall cause each of their subsidiaries to) afford to the officers, employees, accountants, counsel and other representatives of the other, reasonable access, during the period prior to the Effective Time, to all its properties, books, contracts, commitments and records and, during such period, the Company and Parent each shall (and shall cause each of their subsidiaries to) furnish promptly to the other all information concerning its business, properties and personnel as such other party may reasonably request, and each shall make available to the other the appropriate individuals (including attorneys, accountants and other professionals) for discussion of the other's business, properties and personnel as either Parent or the Company may reasonably request. Each party shall keep such information confidential in accordance with the terms of the confidentiality letter, dated July 13, 1995 (the "Confidentiality Letter"), between Parent and the Company.

    SECTION 5.04. Consents; Approvals. The Company and Parent shall each use their best efforts to obtain all consents, waivers, approvals, authorizations or orders (including, without limitation, all United States and foreign governmental and regulatory rulings and approvals), and the Company and Parent shall make all filings (including, without limitation, all filings with United States and foreign governmental or regulatory agencies) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby. The Company and Parent shall furnish all information required to be included in the Proxy Statement/Prospectus and the Registration Statement, or for any application or other filing to be made pursuant to the rules and regulations of any United States or foreign governmental body in connection with the transactions contemplated by this Agreement.

    SECTION 5.05. Agreements with Respect to Affiliates. The Company shall deliver to Parent, prior to the date the Registration Statement becomes effective under the Securities Act, a letter (the "Affiliate Letter") identifying all persons who are, at the time of the Company Stockholders Meeting, "affiliates" of the Company for purposes of Rule 145 under the Securities Act ("Rule 145"). The Company shall use its best efforts to cause each person who is identified as an "affiliate" in the Affiliate Letter to deliver to Parent, prior to the Effective Time, a written agreement (an "Affiliate Agreement") in connection with restrictions on affiliates under Rule 145 and, unless Parent has notified the Company in writing that it has elected not to treat the Merger as a pooling of interests for accounting purposes, pooling of interests accounting treatment, in form mutually agreeable to the Company and Parent.

    SECTION 5.06. Indemnification and Insurance. (a) The By-Laws of the Surviving Corporation shall contain the provisions with respect to indemnification set forth in the By-Laws of the Company, which provisions shall not be amended, repealed or otherwise modified for a period of six years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who at the Effective Time were directors, officers, employees or agents of the Company, unless such modification is required by law.

    (b) The Company shall, to the fullest extent permitted under applicable law or under the Company's Certificate of Incorporation or By-Laws and regardless of whether the Merger becomes effective, indemnify and hold harmless, and, after the Effective Time, the Surviving Corporation shall, to the fullest extent permitted under applicable law or under the Surviving Corporation's Certificate of Incorporation or By-Laws, indemnify and hold harmless, each present and former director, officer or employee of the Company or any of its subsidiaries (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, (x) arising out of or pertaining to the transactions contemplated by this Agreement or (y) otherwise with respect to any acts or omissions occurring at or prior to the Effective Time, to the same extent as provided in the Company's Certificate of Incorporation or By-Laws or any applicable contract or agreement as in effect on the date hereof, in each case for a period of six years after the date hereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective
Time), (i) any counsel retained by the Indemnified Parties for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation, (ii) after the Effective Time, the Surviving Corporation shall pay the reasonable fees and expenses of such counsel, promptly after statements therefor are received, and (iii) the Surviving Corporation will cooperate in the defense of any such matter; provided, however, that the Surviving Corporation shall not be liable for any settlement effected without its written consent (which consent shall not be unreasonably withheld); and provided, further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action unless there is, under applicable standards of professional conduct, a conflict on any significant issue between the positions of any two or more Indemnified Parties, in which case each Indemnified Person with respect to whom such a conflict exists (or group of such Indemnified Persons who among them have no such conflict) may retain one separate law firm.

    (c) The Surviving Corporation shall honor and fulfill in all respects the obligations of the Company pursuant to indemnification agreements and employment agreements (the employee parties under such agreements being referred to as the "Officer Employees") with the Company's directors and officers existing at or before the Effective Time.

    (d) For a period of three years after the Effective Time, Parent shall cause the Surviving Corporation to maintain in effect, if available, directors' and officers' liability insurance covering those persons who are currently covered by the Company's directors' and officers' liability insurance policy (a copy of which has been made available to Parent) on terms comparable to those now applicable to directors and officers of the Company; provided, however, that in no event shall Parent or the Surviving Corporation be required to expend in excess of 200% of the annual premium currently paid by the Company for such coverage; and provided further, that if the premium for such coverage exceeds such amount, Parent or the Surviving Corporation shall purchase a policy with the greatest coverage available for such 200% of the annual premium.

    (e) From and after the Effective Time, Parent shall guarantee the obligations of the Surviving Corporation under this Section.

    (f) This Section shall survive the consummation of the Merger at the Effective Time, is intended to benefit the Company, the Surviving Corporation and the Indemnified Parties, shall be binding on all successors and assigns of the Surviving Corporation and shall be enforceable by the Indemnified Parties.

    SECTION 5.7. Notification of Certain Matters. The Company shall give prompt notice to Parent, and Parent shall give prompt notice to the Company, of (i) the occurrence or nonoccurrence of any event the occurrence or nonoccurrence of which would be likely to cause any representation or warranty contained in this Agreement to be materially untrue or inaccurate, or (ii) any failure of the Company, Parent or Merger Sub, as the case may be, materially to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section shall not limit or otherwise affect the remedies available hereunder to the party receiving such notice; and provided further that failure to give such notice shall not be treated as a breach of covenant for the purposes of Sections 6.02(a) or 6.03(a) unless the failure to give such notice results in material prejudice to the other party.

    SECTION 5.08. Further Action/Tax Treatment. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use all reasonable efforts to take, or cause to be taken, all actions and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement. The foregoing covenant shall not include any obligation by Parent to agree to divest, abandon, license or take similar action with respect to any assets (tangible or intangible) of Parent or the Company. Each of Parent, Merger Sub and the Company shall use its best efforts to cause the Merger to qualify, and will not (both before and after consummation of the Merger) take any actions which to its knowledge could reasonably be expected to prevent the Merger from qualifying as a reorganization under the provisions of Section 368 of the Code.

    SECTION 5.09. Public Announcements. Parent and the Company shall consult with each other before issuing any press release with respect to the Merger or this Agreement and shall not issue any such press release or make any such public statement without the prior consent of the other party, which shall not be unreasonably withheld; provided, however, that a party may, without the prior consent of the other party, issue such press release or make such public statement as may upon the advice of counsel be required by law or the rules and regulations of the NYSE, if it has used all reasonable efforts to consult with the other party.

    SECTION 5.10. Listing of Parent Shares. Parent shall use its best efforts to cause the Parent Shares to be issued in the Merger to be listed, upon official notice of issuance, on the NYSE prior to the Effective Time.

    SECTION 5.11. Conveyance Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all returns, questionnaires, applications, or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time and the Surviving Corporation shall be responsible for the payment of all such taxes and fees.

    SECTION 5.12. Accountant's Letters. Upon reasonable notice from the other, the Company shall use its best efforts to cause Deloitte & Touche LLP to deliver to Parent, and Parent shall use its best efforts to cause Coopers & Lybrand to deliver to the Company, a letter covering such matters as are requested by Parent or the Company, as the case may be, and as are customarily addressed in accountant's "comfort" letters.

    SECTION 5.13. Pooling Accounting Treatment. The Company agrees not to take any action that to its knowledge could reasonably be expected to adversely affect the ability of Parent to account for the business combination to be effected by the Merger as a pooling of interests, and the Company agrees to use its reasonable best efforts to take such action within the Company's control as may be reasonably requested by Parent to negate the impact of any past actions by the Company or its affiliates which could reasonably be expected to adversely affect the ability of Parent to treat the Merger as a pooling of interests. For purposes of this Section 5.13, "to the Company's knowledge" means the actual knowledge of the Company's Chairman, Chief Executive Officer or Chief Financial Officer. In the event that Parent elects not to treat the Merger as a "pooling of interests" for accounting purposes, Parent shall promptly so inform the Company in writing, and, in such case, the provisions of this Section 5.13 shall terminate.

                                   ARTICLE VI
                            CONDITIONS TO THE MERGER

    SECTION 6.01. Conditions to Obligation of Each Party to Effect the
Merger. The respective obligations of each party to effect the Merger shall be subject to the satisfaction at or prior to the Effective Time of the following conditions:

        (a) Effectiveness of the Registration Statement. The Registration Statement shall have been declared effective by the SEC under the Securities Act. No stop order suspending the effectiveness of the Registration Statement shall have been issued by the SEC and no proceedings for that purpose and no similar proceeding in respect of the Proxy
    Statement/Prospectus shall have been initiated or threatened by the SEC;

        (b) Stockholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the stockholders of the Company;

        (c) Listing. The shares of Parent Common Stock issuable in the Merger shall have been authorized for listing on the NYSE upon official notice of issuance;

        (d) HSR Act. All waiting periods applicable to the consummation of the Merger under the HSR Act shall have expired or been terminated;

        (e) Governmental Actions. There shall not have been instituted, pending or threatened any action or proceeding (or any investigation or other inquiry that might result in such an action or proceeding) by any governmental authority or administrative agency before any governmental authority, administrative agency or court of competent jurisdiction, domestic or foreign, nor shall there be in effect any judgment, decree or order of any governmental authority, administrative agency or court of competent jurisdiction, or any other legal restraint (i) preventing or seeking to prevent consummation of the Merger, (ii) prohibiting or seeking to prohibit or limiting or seeking to limit, Parent from exercising all material rights and privileges pertaining to its ownership of the Surviving Corporation or the ownership or operation by Parent or any of its subsidiaries of all or a material portion of the business or assets of Parent or any of its subsidiaries, or (iii) compelling or seeking to compel Parent or any of its subsidiaries to dispose of or hold separate all or any material portion of the business or assets of Parent or any of its subsidiaries (including the Surviving Corporation and its subsidiaries), as a result of the Merger or the transactions contemplated by this Agreement;

        (f) Illegality. No statute, rule, regulation or order shall be enacted, entered, enforced or deemed applicable to the Merger which makes the consummation of the Merger illegal; and

        (g) Tax Opinions. The Company shall have received a written opinion of Weil, Gotshal & Manges LLP, and Parent shall have received a written opinion of Kramer, Levin, Naftalis & Frankel, in form and substance reasonably satisfactory to each of them to the effect that the Merger will constitute a reorganization within the meaning of Section 368 of the Code. Each party agrees to make reasonable and necessary representations and covenants in connection with the rendering of such opinions.

    SECTION 6.02. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and Merger Sub to effect the Merger are also subject to the following conditions:

        (a) Representations and Warranties. The representations and warranties of the Company contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the President and the Chief Financial Officer of the Company;

        (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, and Parent and Merger Sub shall have received a certificate to such effect signed by the Chairman, the President and the Chief Financial Officer of the Company;

        (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by the Company for the authorization, execution and delivery of this Agreement and the consummation by it of the transactions contemplated hereby shall have been obtained and made by the Company, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent; and

        (d) Affiliate Agreements. Parent shall have received from each person who is identified in the Affiliate Letter as an "affiliate" of the Company, an Affiliate Agreement, and such Affiliate Agreement shall be in full force and effect.

    SECTION 6.03. Additional Conditions to Obligation of the Company. The obligation of the Company to effect the Merger is also subject to the following conditions:

        (a) Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects on and as of the Effective Time, except for (i) changes contemplated by this Agreement, (ii) those representations and warranties which address matters only as of a particular date (which shall have been true and correct as of such date, subject to clause (iii)), and
    (iii) where the failure to be true and correct could not reasonably be expected to have a Material Adverse Effect, with the same force and effect as if made on and as of the Effective Time, and the Company shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Parent;

        (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time, and the Company shall have received a certificate to such effect signed by the President and the Chief Financial Officer of Parent;

        (c) Consents Obtained. All material consents, waivers, approvals, authorizations or orders required to be obtained, and all filings required to be made, by Parent and Merger Sub for the authorization, execution and delivery of this Agreement and the consummation by them of the transactions contemplated hereby shall have been obtained and made by Parent and Merger Sub, except where the failure to receive such consents, etc. could not reasonably be expected to have a Material Adverse Effect on the Company or Parent;

                                  ARTICLE VII
                                  TERMINATION

    SECTION 7.01. Termination. This Agreement may be terminated at any time prior to the Effective Time, notwithstanding approval thereof by the stockholders of the Company or Parent:

        (a) by mutual written consent duly authorized by the Boards of Directors of Parent and the Company; or

        (b) by either Parent or the Company if the Merger shall not have been consummated by October 31, 1996 (provided that the right to terminate this Agreement under this Section 7.01(b) shall not be available to any party whose failure to fulfill any obligation under this Agreement has been the cause of or resulted in the failure of the Merger to occur on or before such date); or

        (c) by either Parent or the Company if a court of competent jurisdiction or governmental, regulatory or administrative agency or commission shall have issued a nonappealable final order, decree or ruling or taken any other action having the effect of permanently restraining, enjoining or otherwise prohibiting the Merger (provided that the right to terminate this Agreement under this Section 7.01(c) shall not be available to any party who has not complied with its obligations under Section 5.08 and such noncompliance materially contributed to the issuance of any such order, decree or ruling or the taking of such action); or

        (d) by Parent, if the requisite vote of the stockholders of the Company shall not have been obtained by October 31, 1996; or

        (e) by Parent, if (i) the Board of Directors of the Company shall withdraw, modify or change its approval or recommendation of this Agreement or the Merger in a manner adverse to Parent or shall have resolved to do so;
    (ii) the Board of Directors of the Company shall have recommended to the stockholders of the Company an Alternative Transaction (as hereinafter defined); or (iii) a tender offer or exchange offer for 25% or more of the outstanding shares of Company Common

    Stock is commenced (other than by Parent or an affiliate of Parent) and the Board of Directors of the Company recommends that the stockholders of the Company tender their shares in such tender or exchange offer; or

        (f) by the Company, if the Board of Directors of the Company shall withdraw, modify or change its approval of this Agreement or the Merger in a manner adverse to Parent or Merger Sub or shall have resolved to do so; or

        (g) by Parent or the Company, if any representation or warranty of the Company or Parent, respectively, set forth in this Agreement shall be untrue when made, such that the conditions set forth in Sections 6.02(a) or 6.03(a), as the case may be, would not be satisfied (a "Terminating Misrepresentation"); provided, that, if such Terminating Misrepresentation is curable prior to October 31, 1996 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.01(g); or

        (h) by Parent, if any representation or warranty of the Company shall have become untrue such that the condition set forth in Section 6.02(a) would not be satisfied, or by the Company, if any representation or warranty of Parent shall have become untrue such that the condition set forth in
    Section 6.03(a) would not be satisfied, in either case other than by reason of a Terminating Breach (as hereinafter defined); provided that if any such Terminating Misrepresentation is curable prior to October 31, 1996 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts, and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.01(h); or

        (i) by Parent or the Company, upon a breach of any covenant or agreement on the part of the Company or Parent, respectively, set forth in this Agreement, such that the conditions set forth in Sections 6.02(b) or 6.03(b), as the case may be, would not be satisfied (a "Terminating Breach"); provided, that, if such Terminating Breach is curable prior to October 31, 1996 by the Company or Parent, as the case may be, through the exercise of its reasonable best efforts and for so long as the Company or Parent, as the case may be, continues to exercise such reasonable best efforts, neither Parent nor the Company, respectively, may terminate this Agreement under this Section 7.01(i).

    As used herein, "Alternative Transaction" means any of (i) a transaction pursuant to which any person (or group of persons) other than Parent or its affiliates (a "Third Party") acquires or would acquire more than 25% of the outstanding shares of any class of equity securities of the Company, or, in the case of any person (or group of persons other than Parent and its affiliates) identified in the 1996 Company Proxy Statement as the beneficial owner of more than 25% of the outstanding shares of Class A Common Stock or Class B Common Stock, would acquire an additional 5% or more of such securities, whether from the Company or pursuant to a tender offer or exchange offer or otherwise, (ii) a merger or other business combination involving the Company pursuant to which any Third Party acquires more than 25% of the outstanding equity securities of the Company or the entity surviving such merger or business combination, or (iii) any other transaction pursuant to which any Third Party acquires or would acquire control of assets (including for this purpose the outstanding equity securities of subsidiaries of the Company, and the entity surviving any merger or business combination including any of them) of the Company, or any of its subsidiaries having a fair market value (as determined by the Board of Directors of the Company in good faith) equal to more than 25% of the fair market value of all the assets of the Company and its subsidiaries, taken as a whole, immediately prior to such transaction; provided, however, that the term Alternative Transaction shall not include any acquisition of securities by a broker dealer in connection with a bona fide public offering of such securities.

    SECTION 7.02. Effect of Termination. In the event of the termination of this Agreement pursuant to Section 7.01, this Agreement shall forthwith become void and there shall be no liability on the part of any party hereto or any of its affiliates, directors, officers or stockholders except (i) as set forth in
Section 7.03 and Section 8.01 hereof, and (ii) nothing herein shall relieve any party from liability for any breach hereof.

    SECTION 7.03. Fees and Expenses. (a) Except as set forth in this Section 7.03, all fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated; provided, however, that Parent and the Company shall share equally all SEC filing fees and printing expenses incurred in connection with the printing and filing of the Proxy Statement/Prospectus (including any preliminary materials related thereto) and the Registration Statement (including financial statements and exhibits) and any amendments or supplements thereto.

    (b) The Company shall pay Parent a fee of $4 million (the "Fee"), plus Parent's actual, documented and reasonable out-of-pocket expenses relating to the transactions contemplated by this Agreement (including but not limited to, fees and expenses of counsel and accountants and out-of-pocket expenses (but not fees) of financial advisors) ("Expenses"), but in no event more than $500,000, incurred from and after April 29, 1996, upon the first to occur of any of the following events:

        (i) the termination of this Agreement by Parent pursuant to Section 7.01(d) as a result of the failure to receive the requisite vote for approval and adoption of this Agreement by the stockholders of the Company by October 31, 1996; or

        (ii) the termination of this Agreement by Parent pursuant to Section 7.01(e); or

        (iii) the termination of this Agreement by the Company pursuant to
    Section 7.01(f); or

        (iv) the termination of this Agreement by Parent pursuant to Section 7.01(i).

    (c) Upon a termination of this Agreement by Parent pursuant to Section 7.01(g), the Company shall pay to Parent the Expenses of Parent relating to the transactions contemplated by this Agreement, but in no event more than $500,000, incurred from and after April 29, 1996. Upon termination of this Agreement by Company pursuant to Section 7.01(g), Parent shall pay to the Company the Expenses of the Company relating to the transactions contemplated by this Agreement, but in no event more than $500,000, incurred from and after April 29, 1996.

    (d) The Fee and/or Expenses payable pursuant to Section 7.03(b) or Section 7.03(c) shall be paid within one business day after the first to occur of any of the events described in Section 7.03(b) or Section 7.03(c); provided that, in no event shall the Company or Parent, as the case may be, be required to pay such Fee and/or Expenses to the other party, if, immediately prior to the termination of this Agreement, the party entitled to receive such Fee and/or Expenses was in material breach of its obligations under this Agreement.

                                  ARTICLE VIII
                               GENERAL PROVISIONS

    SECTION 8.01. Effectiveness of Representations, Warranties and Agreements; Knowledge, Etc. (a) Except as otherwise provided in this Section 8.01, the representations, warranties and agreements of each party hereto shall remain operative and in full force and effect regardless of any investigation made by or on behalf of any other party hereto, any person controlling any such party or any of their officers or directors, whether prior to or after the execution of this Agreement. The representations, warranties and agreements in this Agreement shall terminate at the Effective Time or upon the termination of this Agreement pursuant to Section 7.01, as the case may be, except that the agreements set forth in Article I and Section 5.06 shall survive the Effective Time indefinitely and those set forth in Section 7.03 shall survive termination indefinitely. The Confidentiality Letter shall survive termination of this Agreement as provided therein.

    (b) Any disclosure made with reference to one or more Sections of the Company Disclosure Schedule or the Parent Disclosure Schedule shall be deemed disclosed with respect to each other section therein as to which such disclosure is relevant provided that such relevance is reasonably apparent.

    SECTION 8.02. Notices. All notices and other communications given or made pursuant hereto shall be in writing and shall be deemed to have been duly given or made if and when delivered personally or by overnight courier to the parties at the following addresses or sent by electronic transmission, with confirmation received, to the telecopy numbers specified below (or at such other address or telecopy number for a party as shall be specified by like notice):


     (a)      If to Parent or Merger Sub:

              Tyco International Ltd.
              One Tyco Park
              Exeter, NH 03833
              Telecopier No.: (603) 778-7330
              Telephone No.: (603) 778-9700
              Attention: Chairman

     With a copy to:

              Kramer, Levin, Naftalis & Frankel
              919 Third Avenue
              New York, NY 10022
              Telecopier No.: (212) 715-8000
              Telephone No.: (212) 715-9100
              Attention: Joshua M. Berman, Esq.

     (b)      If to the Company:

              Carlisle Plastics, Inc.
              1314 North Third Street
              Phoenix, AZ 85004
              Telecopier No.:
              Telephone No.: (602) 407-2100
              Attention: Chairman

     With a copy to:

              Weil, Gotshal & Manges LLP
              767 Fifth Avenue
              New York, NY 10153
              Telecopier No.: (212 ) 310-8007
              Telephone No.: (212 ) 310-8000
              Attention: Stephen E. Jacobs, Esq.


    SECTION 8.03. Certain Definitions. For purposes of this Agreement, the term:

        (a) "affiliates" means a person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with, the first mentioned person; including, without limitation, any partnership or joint venture in which the Company (either alone, or through or together with any other subsidiary) has, directly or indirectly, an interest of 5% or more;

        (b) "beneficial owner" with respect to any shares of Company Common Stock means a person who shall be deemed to be the beneficial owner of such shares (i) which such person or any of its affiliates or associates (as such term is defined in Rule 12b-2 of the Exchange Act) beneficially owns, directly or indirectly, (ii) which such person or any of its affiliates or associates has, directly or indirectly, (A) the right to acquire (whether such right is exercisable immediately or subject only to the passage of time), pursuant to any agreement, arrangement or understanding or upon the exercise of consideration rights, exchange rights, warrants or options, or otherwise, or (B) the right to vote pursuant to any agreement, arrangement or understanding, or (iii) which are beneficially owned, directly or indirectly, by any other persons with whom such person or any of its affiliates or associates has any agreement, arrangement or understanding for the purpose of acquiring, holding, voting or disposing of any shares;

        (c) "business day" means any day other than a day on which banks in New York are required or authorized to be closed;

        (d) "control" (including the terms "controlled by" and "under common control with") means the possession, directly or indirectly or as trustee or executor, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of stock, as trustee or executor, by contract or credit arrangement or otherwise;

        (e) "person" means an individual, corporation, partnership, association, trust, unincorporated organization, other entity or group (as defined in Section 13(d)(3) of the Exchange Act); and

        (f) "subsidiary" or "subsidiaries" of the Company, the Surviving Corporation, Parent or any other person means any corporation, partnership, joint venture or other legal entity of which the Company, the Surviving Corporation, Parent or such other person, as the case may be (either alone or through or together with any other subsidiary), owns, directly or indirectly, more than 50% of the stock or other equity interests the holders of which are generally entitled to vote for the election of the board of directors or other governing body of such corporation or other legal entity.

    SECTION 8.04. Amendment. This Agreement may be amended by the parties hereto by action taken by or on behalf of their respective Boards of Directors at any time prior to the Effective Time; provided, however, that, after approval of the Merger by the stockholders of the Company, no amendment may be made which by law requires further approval by such stockholders without such further approval. This Agreement may not be amended except by an instrument in writing signed by the parties hereto.

    SECTION 8.05. Waiver. At any time prior to the Effective Time, any party hereto may with respect to any other party hereto (a) extend the time for the performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or (c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

    SECTION 8.06. Headings. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

    SECTION 8.07. Severability. (a) If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled to the extent possible.

    (b) The Company and Parent agree that the Fee provided in Section 7.03(b) is fair and reasonable in the circumstances, considering not only the Merger Consideration but also the outstanding funded indebtedness (including capital leases) of the Company and its subsidiaries. If a court of competent jurisdiction shall nonetheless, by a final, non-appealable judgment, determine that the amount of the Fee exceeds the maximum amount permitted by law, then the amount of the Fee shall be reduced to the maximum amount permitted by law in the circumstances, as determined by such court of competent jurisdiction.

    SECTION 8.08. Entire Agreement. This Agreement constitutes the entire agreement and supersedes all prior agreements and undertakings (other than the Confidentiality Letters), both written and oral, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein.

    SECTION 8.09. Assignment; Merger Sub. This Agreement shall not be assigned by operation of law or otherwise, except that all or any of the rights of Merger Sub hereunder may be assigned to any direct, wholly-owned subsidiary of Parent provided that no such assignment shall relieve the assigning party of its obligations hereunder. Parent guarantees the full and punctual performance by Merger Sub of all the obligations hereunder of Merger Sub or any such assignees.

    SECTION 8.10. Parties in Interest. This Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation, other than
Section 5.06 (which is intended to be for the benefit of the Indemnified Parties and Officer Employees and may be enforced by such Indemnified Parties and Officer Employees).

    SECTION 8.11. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other right. All rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

    SECTION 8.12. Governing Law; Jurisdiction. (a) This Agreement shall be governed by, and construed in accordance with, the internal laws of the State of New York applicable to contracts executed and fully performed within the State of New York.

    (b) Each of the parties hereto submits to the non-exclusive jurisdiction of the federal courts of the United States and the courts of the State of New York located in the City of New York, Borough of Manhattan with respect to any claim or cause of action arising out of this Agreement or the transactions contemplated hereby.

    SECTION 8.13. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement.

    SECTION 8.14. WAIVER OF JURY TRIAL. EACH OF PARENT, MERGER SUB AND THE COMPANY HEREBY IRREVOCABLY WAIVES, TO THE FULLEST EXTENT PERMITTED BY LAW, ALL RIGHTS TO TRIAL BY JURY IN ANY ACTION, PROCEEDING, OR COUNTERCLAIM (WHETHER BASED UPON CONTRACT, TORT OR OTHERWISE) ARISING OUT OF OR RELATING TO THIS AGREEMENT OR ANY OF THE TRANSACTIONS CONTEMPLATED HEREBY.

                     [This space intentionally left blank.]

    IN WITNESS WHEREOF, Parent, Merger Sub and the Company have caused this Agreement to be executed as of the date first written above by their respective officers thereunto duly authorized.

                                          TYCO INTERNATIONAL LTD.

                                          By /s/ Barbara S. Miller
                                             ...................................

                                             Name: Barbara S. Miller
                                             Title: Treasurer

                                          T2 ACQUISITION CORP.

                                          By /s/ Barbara S. Miller
                                             ...................................

                                             Name: Barbara S. Miller
                                             Title: Vice President

                                          CARLISLE PLASTICS, INC.

                                          By /s/ William H. Binnie
                                             ...................................

                                             Name: William H. Binnie
                                             Title: Chairman

                        LETTERHEAD OF GOLDMAN, SACHS & CO.


PERSONAL AND CONFIDENTIAL
- ------------------------



August 5, 1996

Board of Directors
Carlisle Plastics, Inc.
1314 North Third Street
Phoenix, AZ 85004-1751

Gentlemen:

    You have requested our opinion as to the fairness to the holders of the outstanding shares of Class A Common Stock, par value $0.01 per share (the "Carlisle A Stock"), and Class B Common Stock, par value $0.01 per share (the "Carlisle B Stock"), of Carlisle Plastics, Inc. ("Carlisle") of the exchange ratio of 0.172185 shares of Common Stock, par value $0.50 per share (the "Tyco Common Stock"), of Tyco International Ltd. ("Tyco") to be exchanged for each share of Carlisle A Stock and each share of Carlisle B Stock (the "Exchange Ratio") pursuant to the Agreement and Plan of Merger, dated as of May 14, 1996, among Tyco, T2 Acquisition Corp., a wholly-owned subsidiary of Tyco, and Carlisle (the "Merger Agreement").

    Goldman, Sachs & Co. ("Goldman Sachs"), as part of its investment banking business, is continually engaged in the valuation of businesses and their securities in connection with mergers and acquisitions, negotiated underwritings, competitive biddings, secondary distributions of listed and unlisted securities, private placements and valuations for estate, corporate and other purposes. We are familiar with Carlisle, having acted as its financial advisor in connection with, and having participated in certain of the negotiations leading to, the Merger Agreement. We also have provided certain investment banking services from time to time to Tyco, having acted as co-managing underwriter in the public offering of $394 million aggregate principal amount of Tyco Common Stock in February 1995. Goldman Sachs may provide investment banking services to Tyco and its subsidiaries in the future.

    In connection with this opinion, we have reviewed, among other things, the Merger Agreement; the Registration Statement of Tyco on Form S-4 filed on the date hereof, including the Proxy Statement/Prospectus relating to the Special Meeting of Stockholders of Carlisle to be held in connection with the Merger Agreement; the Registration Statement on Form S-4, including the Joint Proxy Statement/Prospectus dated September 21, 1994 of Tyco and Kendall International, Inc.; Annual Reports to Stockholders and Annual Reports on Form 10-K of Carlisle for the five years ended December 31, 1995; Annual Reports to Stockholders and Annual Reports on Form 10-K of Tyco for the five fiscal years ended June 30, 1995; certain interim reports to stockholders and quarterly reports on Form
10-Q of Carlisle and Tyco; certain other communications from Carlisle and Tyco to their respective stockholders; and certain internal financial analyses and forecasts for Carlisle and Tyco prepared by their respective managements. We also have held discussions with members of the senior management of Carlisle and Tyco regarding the past and current business operations, financial condition and future prospects of their respective companies. In addition, we have reviewed the reported price and trading activity for Carlisle A Stock and Tyco Common Stock, compared certain financial and stock market information for Carlisle and Tyco with similar information for certain other companies the securities of which are publicly traded, reviewed the financial terms of certain recent business combinations in the plastic consumer goods and plastics packaging industries specifically and in other industries generally and performed such other studies and analyses as we considered appropriate.

    We have relied without independent verification upon the accuracy and completeness of all of the financial and other information reviewed by us for purposes of this opinion. In addition, we have not made an independent evaluation or appraisal of the assets and liabilities of Carlisle or Tyco or any of their respective subsidiaries and we have not been furnished with any such evaluation or appraisal.

    Based upon the foregoing and such other matters as we consider relevant, it is our opinion that as of the date hereof the Exchange Ratio pursuant to the Merger Agreement is fair to the holders of Carlisle A Stock and Carlisle B Stock.

                                          Very truly yours,

                                          GOLDMAN, SACHS & CO.

          This Proxy is solicited on behalf of the Board of Directors of Carlisle Plastics, Inc.

    The undersigned hereby appoints WILLIAM H. BINNIE and PATRICK J. O'LEARY, and each of them, proxies with power of substitution to vote for an on behalf of the undersigned at the Special Meeting of Stockholders of Carlisle Plastics, Inc. (the "Company") to be held on September [ ], 1996 at 10:00 a.m. Mountain Standard Time at the Company's corporate headquarters at 1314 North Third Street, Phoenix, Arizona 85004, and at any adjournment thereof, all shares of stock of the Company of record in the name of the undersigned, hereby granting full power and authority to act on behalf of the undersigned at the said meeting, and any adjournment thereof.

    THE SHARES REPRESENTED HEREBY SHALL BE VOTED AS SPECIFIED. IF NO SPECIFICATION IS MADE, SUCH SHARES SHALL BE VOTED "FOR" THE APPROVAL AND ADOPTION OF THE MERGER AGREEMENT, AS SET FORTH IN THE ACCOMPANYING PROXY STATEMENT/PROSPECTUS.

                          (Continued on reverse side)

(1) Approval and adoption of the Agreement and Plan of Merger, attached as Annex A to the accompanying Proxy Statement/Prospectus, among Tyco International Ltd. ("Tyco"), T2 Acquisition Corp., a wholly-owned subsidiary of Tyco, and the Company.

              FOR / /    AGAINST / /    ABSTAIN / /

(2) Upon such other matters which may properly come before the meeting or any adjournment thereof.

                                       Please sign exactly as your name appears on this card. If shares are registered in the names of two or more persons, each should sign. Executors, administrators, guardians, attorneys, and corporate officers should add their titles.

                                       The undersigned hereby revokes any proxy previously given and acknowledges receipt of written notice of, and the proxy statement for, the Special Meeting of Stockholders.

                                       Dated: _________, 1996

                                       _________________________________________
                                                       Signature

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 20. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    The Restated Articles of Organization of the Registrant provide that the Registrant shall indemnify certain persons, including directors and officers, against liabilities, amounts paid in settlement and professional fees and other disbursements incurred by each such person in connection with any action, suit or proceeding, civil or criminal, brought or threatened in or before any court, tribunal, administrative or legislative body or agency in which he is involved as a result of his serving or having served in such position or, at the request of the Registrant, in certain positions of any other corporation in which the Registrant owns shares or of which it is a creditor. No indemnification shall be provided to an individual with respect to a matter as to which it shall have been adjudicated that he did not act in good faith in the reasonable belief that his action was in the best interests of the Registrant. In the event that any action, suit or proceeding is compromised or settled so as to impose any liability or obligation upon a person eligible for indemnification by the Registrant, no indemnification shall be provided to him with respect to such matter if the Registrant has obtained an opinion of its counsel that with respect to said matter he did not act in good faith in the reasonable belief that his action was in the best interests of the Registrant. The Restated Articles of Organization of the Registrant further provide that nothing in them shall limit any lawful rights to indemnification existing independently of them.

    Section 67 of Chapter 156B of the General Laws of the Commonwealth of Massachusetts provides that a corporation may indemnify any director or officer (among others) except as to any matter as to which he is adjudicated in any proceeding not to have acted in good faith in the reasonable belief that his action was in the best interests of the corporation. Section 67 further provides that a corporation has the power to purchase and maintain insurance policies on behalf of any such officer or director against liability incurred by him in such capacity or arising out of his status as such, whether or not the corporation has the power to indemnify such officer or director against such liability.

    The Registrant maintains $35,000,000 of insurance to reimburse its directors and officers for charges and expenses incurred by them for wrongful acts claimed against them by reason of their being or having been directors or officers of the Registrant or any subsidiary thereof. Such insurance specifically excludes reimbursement of any director or officer for any charge or expense incurred in connection with various designated matters, including libel or slander, illegally obtained personal profits, profits recovered by the Registrant pursuant to Section 16(b) of the Exchange Act and deliberate dishonesty.

ITEM 21. EXHIBITS

EXHIBIT
NUMBER                                          EXHIBIT
- -------   ------------------------------------------------------------------------------------
    2     --Agreement and Plan of Merger, dated as of May 14, 1996, by and among Tyco
            International Ltd., T2 Acquisition Corp. and Carlisle Plastics, Inc. (included as
            Annex A to the Proxy Statement/Prospectus which forms a part of this Registration
            Statement)
    4(a)  --Indenture, dated as of April 30, 1992, between Registrant and BankAmerica National
            Trust Company [as successor by merger to Security Pacific National Trust Company
            New York], as Trustee (incorporated by reference to Exhibit (4)(a) to the
            Registrant's Quarterly Report on Form 10-Q for the quarter ended March 31, 1992
            (the "March 31, 1992 Form 10-Q"))
    4(b)  --First Supplemental Indenture, dated as of April 30, 1992, between Registrant and
            BankAmerica National Trust Company [as successor by merger to Security Pacific
            National Trust Company New York], as Trustee (incorporated by reference to
            Exhibit (4)(b) to the March 31, 1992 Form 10-Q)
    4(c)  --Second Supplemental Indenture, dated as of March 8, 1993, between the Registrant and BankAmerica National Trust Company, as Trustee (incorporated by reference to
            Exhibit 4(c) to the Registrant's Current Report on Form 8-K filed on March 12,
            1993)
    4(d)  --Stockholder Agreement, dated as of May 14, 1996, between William H. Binnie and the
            Registrant
    4(e)  --Stockholder Agreement, dated as of May 14, 1996, between Christos I. Grigoriou and the Grigoriou Family Limited Partnership and the Registrant
    4(f)  --Stockholder Agreement, dated as of May 14, 1996, between Grant M. Wilson and the
            Registrant
    4(g)  --Form of Common Stock certificate (incorporated by reference to Exhibit 7 of the
            Registrant's Registration Statement on Form 8-A filed on December 10, 1973)
    5     --Opinion of M. Brian Moroze, Esq.
    8(a)  --Tax Opinion of Kramer, Levin, Naftalis & Frankel
    8(b)  --Tax Opinion of Weil, Gotshal & Manges, LLP
   15     --Letter from Deloitte & Touche LLP re Unaudited Interim Financial Information of
            Carlisle
   23(a)  --Consent of Price Waterhouse LLP
   23(b)  --Consent of Coopers & Lybrand L.L.P.
   23(c)  --Consent of Ernst & Young LLP
   23(d)  --Consent of Deloitte & Touche LLP
   23(e)  --Consent of Kramer, Levin, Naftalis & Frankel (contained in 8(a))
   23(f)  --Consent of Weil, Gotshal & Manges LLP (contained in 8(b))
   23(g)  --Consent of Goldman, Sachs & Co.
   24     --Power of Attorney (contained on signature page)

ITEM 22. UNDERTAKINGS

    The undersigned hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of 1934) that is incorporated by reference in the Registration Statement shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Prior to any public reoffering of the securities registered hereunder through use of a prospectus which is a part of this Registration Statement, by any person or party who is deemed to be an underwriter within the meaning of Rule 145(c), the issuer undertakes that such reoffering prospectus will contain the information called for by the applicable registration form with respect to reofferings by persons who may be deemed underwriters, in addition to the information called for by the other items of the applicable form.

    The Registrant undertakes:

    (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement: (i) To include any prospectus required by section 10(a)(3) of the Securities Act of 1933; (ii) To reflect in the prospectus any facts or events arising after the effective date of the Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the Registration Statement; and (iii) To include any material information with respect to the plan of distribution not previously disclosed in the Registration Statement or any material change to such information in the Registration Statement; Provided, however, that paragraphs
(1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3 or Form S-8 and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 that are incorporated by reference in the Registration Statement.

    (2) That, for the purpose of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

    The Registrant undertakes that every prospectus: (i) that is filed pursuant to the paragraph immediately preceding, or (ii) that purports to meet the requirements of Section 10(a)(3) of the 1993 Act and is used in connection with an offering of securities subject to Rule 415, will be filed as a part of an amendment to the Registration Statement and will not be used until such amendment is effective, and that, for purposes of determining any liability under the Securities Act of 1933, each such post-effective amendment shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that: (1) for purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective; and (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new Registration Statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    The undersigned Registrant hereby undertakes to respond to requests for information that is incorporated by reference into the prospectus pursuant to
Item 4, 10(b), 11 or 13 of this form, within one business day of receipt of such request, and to send the incorporated documents by first class mail or other equally prompt means. This includes information contained in documents filed subsequent to the effective date of the Registration Statement through the date of responding to the request.

    The undersigned Registrant hereby undertakes to supply by means of a post-effective amendment all information concerning a transaction, and the company being acquired involved therein, that was not the subject of and included in the Registration Statement when it became effective.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-4 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Exeter, State of New Hampshire, on the 2nd day of August, 1996.

                                          TYCO INTERNATIONAL LTD.

                                          By:         /s/ MARK H. SWARTZ
                                              ..................................
                                                       Mark H. Swartz
                                               Vice President-Chief Financial
                                                           Officer
                                             (Principal Financial and Accounting
                                                           Officer)

    KNOW ALL MEN BY THESE PRESENTS, that each of the undersigned constitutes and appoints L. DENNIS KOZLOWSKI and MARK H. SWARTZ, and each of them, his true and lawful attorney-in-fact and agent, with full power of substitution and resubstitution, for him and in his name, place and stead, in any and all capacities, to sign this Registration Statement (including all pre-effective and post-effective amendments), and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, granting unto such attorneys-in-fact and agents, and each of them, full power and authority to do and perform each and every act and thing requisite and necessary to be done in and about the premises, as fully to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents or any of them, or their or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

    Pursuant to the requirements of the Securities Act of 1933, this Registration Statement has been signed by the following persons on August 2, 1996 in the capacities indicated below.

                  SIGNATURE                                        TITLE
- ---------------------------------------------  ---------------------------------------------

           /s/ L. DENNIS KOZLOWSKI             Chairman of the Board, Chief Executive
 .............................................    Officer and Director (Principal Executive
             L. Dennis Kozlowski                 Officer)

            /s/ JOSHUA M. BERMAN               Director
 .............................................
              Joshua M. Berman

            /s/ RICHARD S. BODMAN              Director
 .............................................
              Richard S. Bodman

              /s/ JOHN F. FORT                 Director
 .............................................
                John F. Fort

             /s/ STEPHEN W. FOSS               Director
 .............................................
               Stephen W. Foss

          /s/ RICHARD A. GILLELAND             Director
 .............................................
            Richard A. Gilleland

            /s/ PHILIP M. HAMPTON              Director
 .............................................
              Philip M. Hampton

             /s/ MARK H. SWARTZ                Vice President-Chief Financial Officer
 .............................................    (Principal Financial and Accounting
               Mark H. Swartz                    Officer)

           /s/ FRANK E. WALSH. JR              Director
 .............................................
             Frank E. Walsh. Jr

                               INDEX TO EXHIBITS

                                                                                    SEQUENTIALLY
EXHIBIT                                                                               NUMBERED
NUMBER                                    EXHIBIT                                       PAGE
- -------   -----------------------------------------------------------------------   ------------
 2        --Agreement and Plan of Merger, dated as of May 14, 1996, by and among
            Tyco International Ltd., T2 Acquisition Corp. and Carlisle Plastics,
            Inc. (included as Annex A to the Proxy Statement/Prospectus which forms a part of this Registration Statement)
 4(a  )   --Indenture, dated as of April 30, 1992, between Registrant and
            BankAmerica National Trust Company [as successor by merger to
            Security Pacific National Trust Company New York], as Trustee
            (incorporated by reference to Exhibit (4)(a) to the Registrant's
            Quarterly Report on Form 10-Q for the quarter ended March 31, 1992
            (the "March 31, 1992 Form 10-Q"))
 4(b  )   --First Supplemental Indenture, dated as of April 30, 1992, between
            Registrant and BankAmerica National Trust Company [as successor by merger to Security Pacific National Trust Company New York], as
            Trustee (incorporated by reference to Exhibit (4)(b) to the March 31,
            1992 Form 10-Q)
 4(c  )   --Second Supplemental Indenture, dated as of March 8, 1993, between the
            Registrant and BankAmerica National Trust Company, as Trustee
            (incorporated by reference to Exhibit 4(c) to the Registrant's
            Current Report on Form 8-K filed on March 12, 1993)
 4(d  )   --Stockholder Agreement, dated as of May 14, 1996, between William H.
            Binnie and the Registrant
 4(e  )   --Stockholder Agreement, dated as of May 14, 1996, between Christos I.
            Grigoriou and the Grigoriou Family Limited Partnership and the
            Registrant
 4(f  )   --Stockholder Agreement, dated as of May 14, 1996, between Grant M.
            Wilson and the Registrant
 4(g  )   --Form of Common Stock certificate (incorporated by reference to
            Exhibit 7 of the Registrant's Registration Statement on Form 8-A
            filed on December 10, 1973)
 5        --Opinion of M. Brian Moroze, Esq.
 8(a  )   --Tax Opinion of Kramer, Levin, Naftalis & Frankel
 8(b  )   --Tax Opinion of Weil, Gotshal & Manges, LLP
 15       --Letter from Deloitte & Touche LLP re Unaudited Interim Financial
            Information of Carlisle
 23(a )   --Consent of Price Waterhouse LLP
 23(b )   --Consent of Coopers & Lybrand L.L.P.
 23(c )   --Consent of Ernst & Young LLP
 23(d )   --Consent of Deloitte & Touche LLP
 23(e )   --Consent of Kramer, Levin, Naftalis & Frankel (contained in 8(a))
 23(f )   --Consent of Weil, Gotshal & Manges LLP (contained in 8(b))
 23(g )   --Consent of Goldman, Sachs & Co.
 24       --Power of Attorney (contained on signature page)